UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the company's annual meeting of shareholders scheduled for June 28, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Dated: May 27, 2010

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

Dear Blue Square - Israel Ltd. Shareholders:

On behalf of the Board of Directors of Blue Square – Israel Ltd., or BSI, we are pleased to deliver this proxy statement in connection with the annual meeting of shareholders (the “Annual Meeting”).  The purposes of the Meeting are:

(i)
to consider and vote upon the approval of the terms and conditions of a Share Purchase Agreement, dated as of May 17, 2010, by and between BSI and Alon Israel Oil Company Ltd., or Alon, BSI’s indirect controlling shareholder, providing for the acquisition by BSI of Alon’s equity interest in Dor-Alon Energy In Israel (1988) Ltd., and pursuant to which each Dor Alon share held by Alon will be exchanged for 1.8 ordinary shares of BSI, which we refer to as the Acquisition; and the distribution by BSI of a dividend not out of profits after the share issuance to Alon contemplated under the Acquisition and as condition precedent to the closing of the Share Purchase Agreement;

(ii)	to elect directors to BSI’s Board of Directors;

(iii)	to appoint an Independent Registered Public Accounting Firm, or IRPAF, for the year 2010 and to authorize the Board of Directors and the Audit Committee to determine the IRPAF's fees;

(iv)
to approve the change of BSI’s name to Alon Holdings - Blue Square Israel Ltd. and authorize the management of BSI to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to BSI’s articles of association and/or memorandum of incorporation to reflect such name change (the change of BSI’s name will be effective only following the authorization of the Israeli Registrar of Companies); and

(v)	to consider the Financial Statements of BSI for the fiscal year ended December 31, 2009.

As of May 27, 2010, Alon beneficially owned 80.05% (not including treasury shares) of the outstanding share capital of Dor Alon, the balance of which was publicly held and traded on the Tel-Aviv Stock Exchange, or the TASE. Upon completion of the Acquisition by BSI from Alon of Alon's shares in Dor Alon, Dor Alon will become a majority-owned subsidiary of BSI, and the shares of Dor Alon will continue to trade on the TASE.

BSI's Audit Committee, consisting solely of independent directors, and BSI's Board of Directors have approved the Acquisition, and the Board of Directors of BSI recommends that you vote in favor of the Acquisition and the other proposals.

BSI has scheduled the Annual Meeting of its shareholders on June 28, 2010, to obtain approval of the proposals. Information on the Annual Meeting can be found in this proxy statement.

This proxy statement gives you information about Dor Alon, the proposed Acquisition, the dividend distribution and the other proposals. We encourage you to read the entire proxy statement carefully, particularly the section entitled “Risk Factors” beginning on page 27.

We look forward to greeting personally those shareholders who are able to be present at the Annual Meeting. However, whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. Please act promptly to vote your shares on the proposals described above. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the enclosed postage-paid envelope as promptly as possible. Shareholders may revoke their proxies at any time before the Annual Meeting by providing written notice to BSI. Any shareholder attending the Annual Meeting may vote in person even if that shareholder has previously returned a proxy. IF YOU CHOOSE TO VOTE BY PROXY, WE MUST RECEIVE YOUR PROXY AT

LEAST TWO (2) BUSINESS DAYS PRIOR TO THE ANNUAL MEETING. The chairman of the Annual Meeting may, at his discretion, accept a proxy after such time.

Very truly yours,

David Wiessman
Chairman of the Board

This proxy statement is dated May 27, 2010 and is first being mailed to shareholders of BSI on or about May 31, 2010.

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Ha’ayin 48092, Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 28, 2010

Notice is hereby given that Blue Square - Israel Ltd., or BSI, will hold an annual  meeting of shareholders on June 28, 2010 at 3:30 p.m., Israel time (the “Annual Meeting”), at the corporate offices of BSI at 2 Amal Street, Rosh Ha’ayin 48092, Israel, in order to adopt the following resolutions or consider the following items:

1.
to consider and vote upon the approval of the terms and conditions of a Share Purchase Agreement, dated as of May 17, 2010, by and between BSI and Alon Israel Oil Company Ltd., or Alon, BSI’s indirect controlling shareholder, providing for the acquisition by BSI of Alon’s equity interest in Dor-Alon Energy In Israel (1988) Ltd., and pursuant to which each Dor Alon share held by Alon will be exchanged for 1.8 ordinary shares of BSI; and the distribution by BSI of a dividend not out of profits after the share issuance to Alon contemplated under the Acquisition and as condition precedent to the closing of the Share Purchase Agreement;

2.	to elect directors to BSI's Board of Directors;

3.
to appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as BSI’s Independent Registered Public Accounting Firm, or IRPAF,  for the year 2010; to authorize the Board of Directors and the Audit Committee to determine the IRPAF's fees; and to inform the shareholders the aggregate compensation paid to the IRPAF for the year ended December 31, 2009;

4.
to approve the change of BSI’s name to Alon Holdings - Blue Square Israel Ltd. and authorize the management of BSI to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to BSI’s articles of association and/or memorandum of incorporation to reflect such name change (the change of BSI’s name will be effective only following the authorization of the Israeli Registrar of Companies); and

5.	to receive and consider the Financial Statements of BSI for the fiscal year ended December 31, 2009.

In addition, the Shareholders may consider and act upon such other business and matters or proposals as may properly come before the shareholders meeting and any adjournment or postponement thereof.

An English translation of the Share Purchase Agreement is attached to the accompanying proxy statement as Annex A.

Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of BSI, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

Proposals 1, 2, and 3 above each require the affirmative vote of at least a majority of the shares represented at the voting in person or by proxy and voting on the matter presented.

In addition, with respect to Proposal 1(relating to the Acquisition), either:

(i)           the majority vote at the Annual Meeting must include at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the Annual Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii)          the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in BSI.

Proposal 4 requires the affirmative vote of a majority of seventy five percent (75%) of the total votes of shareholders participating in the Annual Meeting (not including abstentions).

Under the Israeli Companies Law of 1999, or the Israeli Companies Law, each shareholder that attends the Annual Meeting in person shall, prior to exercising such shareholder’s voting rights at the Annual Meeting as to Proposal 1, advise BSI whether or not that shareholder has a personal interest in the proposal. Each shareholder that delivers a signed proxy card to BSI must indicate on the proxy card whether or not that shareholder has a personal interest in the proposal. Shareholders who do not indicate whether or not they have a personal interest in the proposal will not be eligible to vote their shares as to such proposal.

THE BSI BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ALL OF THE PROPOSALS.

Shareholders of record at the close of business on May 25, 2010, are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. Shareholders who are unable to attend the Annual Meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Annual Meeting. Shareholders may revoke their proxies at any time before the Annual Meeting by providing written notice to BSI. Shareholders who attend the Annual Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in BSI’s shareholders register in Israel and shareholders who hold shares through members of the TASE, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to BSI’s offices, together with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to BSI an ownership certificate confirming their ownership of BSI shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings) of 2000, as amended. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, should follow the directions provided by their broker or nominee regarding how to instruct them to vote such shareholders’ shares. For specific instructions on how to vote your shares, please refer to the sections entitled “The BSI Annual Meeting” beginning on page 48 and “Questions and Answers” beginning on page 3 of the proxy statement accompanying this notice.

Shareholders are allowed to apply in writing, through BSI, to other shareholders of BSI in order to convince them with regard to their vote on items on the agenda of the Annual Meeting (“Position Notice”). Position Notices may be sent to BSI’s offices at the address above. Such Position Notices must be in the possession of BSI by June 10, 2010.

On all matters considered at the Annual Meeting, abstentions will be treated as neither a vote “for” nor “against” the proposals considered at the Annual Meeting, although they will be counted in determining whether a quorum is present.

Joint holders of shares should note that, pursuant to the Articles of Association of BSI, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in BSI’s Register of Shareholders.

By Order of the Board of Directors,

David Wiessman
Chairman of the Board of Directors

Tel Aviv, Israel
Dated: May 27, 2010

THIS PROXY STATEMENT INCORPORATES
ADDITIONAL INFORMATION

This proxy statement incorporates by reference important additional information about BSI from documents that are not included in or delivered with this proxy statement. This information is available to you without charge, excluding all exhibits to such documents unless BSI has specifically incorporated by reference an exhibit in this proxy statement. For a more detailed description of the information incorporated by reference into this proxy statement, see the section entitled “Where You Can Find More Information” on page 109 of this proxy statement.

You may obtain copies of this information by requesting it in writing or by telephone from BSI at the following address:

Blue Square – Israel Ltd.
2 Amal Street
Rosh Ha’ayin 48092, Israel
Attention: Elli Levinson-Sela
General Counsel and Corporate Secretary
Telephone Number: 972-3-9282670/1
Facsimile: 972-3-9282498

PLEASE REQUEST DOCUMENTS FROM BSI NOT LATER THAN JUNE 16, 2010, IN ORDER TO RECEIVE THEM BEFORE THE BSI ANNUAL MEETING.

BSI shareholders should rely only on the information contained in, or incorporated by reference into, this proxy statement in deciding how to vote on the proposals. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement. This proxy statement is dated May 27, 2010. You should not assume that the information contained in, or incorporated by reference into, this proxy statement is accurate as of any date other than that date.

This proxy statement does not constitute a solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such solicitation in such jurisdiction. Information contained in this proxy statement regarding BSI has been provided by BSI, and information contained in this proxy statement regarding Dor Alon has been obtained from the public filings of Dor Alon.

PRESENTATION AND CERTAIN CONVENTIONS

References to “NIS” in this proxy statement mean New Israeli Shekels, the legal currency of Israel. References to “$” mean United States dollars, the legal currency of the Unites States. For your convenience, unless otherwise indicated, certain amounts have been translated into United States dollar amounts, using the representative exchange rate as published by the Bank of Israel as of May 25, 2010 ($1.00 = NIS 3.87) . The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated; or (ii) could be converted into dollars at the assumed rate.

Please note that unless otherwise indicated, as used in this proxy statement, the term “owned” or “ownership” with respect to our supermarkets means the ownership of the operations of our supermarkets, and not legal title to the real-estate underlying our supermarkets.

i

THE SHARE PURCHASE AGREEMENT		79
Structure of the Acquisition		79
Representations and Warranties		79
Conditions Precedent		81
Interim Period Covenants		82
Indemnification		82
Expenses		83
Modification or Termination of the Share Purchase Agreement		83
DESCRIPTION OF BUSINESS OF DOR ALON ENERGY IN ISRAEL (1988) LTD.		84
General		84
Corporate History and Development of the Business		84
Dor Alon Business		85
Management		98
MANAGEMENT’s DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATION OF DOR ALON		102
INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION		102
ELECTION OF DIRECTORS		104
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		108
APPROVAL OF THE CHANGE OF COMPANY'S NAME AND THE APPLICABLE AMENDMENT TO BSI'S ARTICLES OF ASSOCIATION		108
CONSIDERATION OF THE FINANCIAL STATEMENTS		108
OTHER BUSINESS		108
WHERE YOU CAN FIND MORE INFORMATION		109

Annex A	English Translation of the Share Purchase Agreement by and between Blue Square – Israel Ltd. and Alon Israel Oil Company Ltd., dated as of May 17, 2010	A-1
Annex B	Opinion of Giza Singer Even Ltd.	B-1
Annex C	Dor-Alon Energy In Israel (1988) Ltd. Financial Statements	C-1
Annex D	Director's Reports of the Company's Affairs for Dor-Alon Energy In Israel (1988) Ltd.	D-1

ii

SUMMARY TERM SHEET

This Summary Term Sheet, together with the sections entitled “Questions and Answers” and “Summary,” summarize certain information contained in this proxy statement, but do not contain all of the information that is important to you.  You should carefully read this entire proxy statement, including the attached Annexes and the documents to which we refer you, for a more complete understanding of the matters to be considered at the annual meeting of shareholders.

•
Blue Square - Israel Ltd., or BSI, is a public company incorporated under the laws of the State of Israel. BSI is the second largest food retail chain in Israel. BSI American Depositary Shares trade on the New York Stock Exchange, or NYSE, under the symbol “BSI”, and BSI ordinary shares trade on the Tel Aviv Stock Exchange, or the TASE, under the symbol “BSI.TA”. For a more detailed description, see the section entitled “Information About BSI” on page 52 of this proxy statement.

•
Alon Israel Oil Company Ltd., or Alon, is a private company incorporated under the laws of the State of Israel, and is among the largest companies in the trade and services sector in Israel. Alon, through its wholly owned subsidiary, Alon Retail Ltd., holds 68.62% of the outstanding ordinary shares of BSI. For a more detailed description, see the section entitled “Summary” on page 9 of this proxy statement.

•
Dor-Alon Energy In Israel (1988) Ltd., or Dor Alon, is a public company incorporated under the laws of the State of Israel, whose shares are traded on the TASE. As of May 27, 2010, Alon owned 80.05% of the outstanding share capital of Dor Alon (not including treasury shares) and approximately 73.5% of the Dor Alon shares on a fully diluted basis. For a more detailed description, see the section entitled “Description of Business of Dor Alon Energy In Israel (1998) Ltd.” on page 84 of this proxy statement.

•
Under the terms of the Share Purchase Agreement, in consideration for each share held by Alon in Dor Alon, BSI is to issue to Alon 1.8 ordinary shares of BSI, and in exchange for Alon's entire equity interest in Dor Alon (which shall constitute no more than 80.05% but not less than 80% of the outstanding shares in Dor Alon (not including treasury shares)), or the Transferred Shares, BSI is to issue to Alon an aggregate of approximately 20,327,710 ordinary shares of BSI. Immediately following the Acquisition, Alon will beneficially own in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of BSI (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other BSI shareholders will own approximately 21.56% of the outstanding ordinary shares of BSI (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition, Dor Alon will become a majority-owned subsidiary of BSI, and its shares will continue to trade on the TASE. For a more detailed description, see the section entitled “The Share Purchase Agreement” on page 79 of this proxy statement.

•
As a condition to the closing of the Share Purchase Agreement, the Board of Directors of BSI also intends to declare an aggregate cash dividend not out of profits, or a Dividend Distribution, of NIS 800 million, or approximately US$206.7 million. The dividend will be financed by NIS 400 million in cash and by NIS 400 million in long-term debt.  This represents a dividend of approximately NIS12.32, or approximately US$3.18, per BSI ordinary share (after taking into account the shares issued to Alon in the acquisition), to be paid to BSI’s shareholders. The dividend per share is subject to change based on the number of shares outstanding on the record date for the Dividend Distribution. The Dividend Distribution is expected to be made following the abovementioned issuance of BSI ordinary shares to Alon and is conditioned thereon.

Because the proposed dividend would not meet the “Profit Criterion” under which a company may distribute dividends under the Israeli Companies Law, the proposed dividend would require court approval by the Israeli District Court. The court may approve the Dividend Distribution provided that there is no reasonable doubt that such distribution might deprive BSI of its ability to pay its existing and anticipated debts when the time comes for such payment, which is also known as the “Ability to Pay Criterion”. BSI intends to file the applicable request of approval with the Israeli District Court. Under Israeli law, during a 30-day period, creditors of BSI would then be able to file any objection to BSI’s request. Under the terms of the Acquisition, the Dividend Distribution is subject to the closing of the Share Purchase Agreement, and the closing of the Share Purchase Agreement is subject to the approval of the Dividend Distribution by the court. For a more detailed description, see the section entitled “The Share Purchase Agreement” on page 79 of this proxy statement.

•
BSI shareholders are being asked to consider and vote upon proposals to (i) approve the Share Purchase Agreement, the Acquisition and the Dividend Distribution, (ii) elect directors to BSI's Board of Directors,  (iii) appoint an Independent Registered Public Accounting Firm, or IRPAF, for the year 2010, and  (iv)  approve the change of BSI’s name to Alon Holdings - Blue Square Israel Ltd. and  authorize the management of BSI to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to BSI’s articles of association and/or memorandum of incorporation, and to transact any other business that may properly come before the Annual Meeting or any adjournment thereof. In addition, BSI shareholders are being asked to consider the Financial Statements of BSI for the fiscal year ended December 31, 2009.  For a more detailed description, see the section entitled “The BSI Annual Meeting” on page 48 of this proxy statement.

•	Conditions Precedent

The Share Purchase Agreement and its performance are conditioned upon satisfaction of all of the following accumulative conditions (the “Conditions Precedent”):

•	approval of the Acquisition by general shareholders meeting of BSI;

•
approval of the appropriate court to perform distribution not out of profits (a capital reduction) by BSI, to be performed immediately following completion of the Acquisition, and approval by the relevant corporate organs of BSI to distribute the capital reduction as a cash dividend;

•	approval of the TASE to register the Issued Shares to trade on the TASE and approval of the NYSE to the listing of the Issued Shares on the NYSE;

•	as of the date of completion of the Acquisition, Alon is in possession of the Transferred Shares;

•
receipt by Alon of all the necessary approvals and/or completion of all the necessary requirements for purposes of entering into the Share Purchase Agreement and so confirmed by Alon; such confirmation shall be deemed to be evidence of Alon's receiving all the necessary approvals and/or completion of all the necessary requirements; and

•
if required, approval of the Israeli Antitrust Authority (following the date of the Share Purchase Agreement, the parties received a letter from the Antitrust Commissioner of the Israeli Antitrust Authority approving the parties' application to exempt them from the need to submit notices of merger, and therefore the parties are not required to submit a notice of merger for the Acquisition).

If all or any of the Conditions Precedent are not fulfilled within six months from the date of the Share Purchase Agreement the (“Performance Period”), the Share Purchase Agreement will be null and void without it being considered a material breach of the Share Purchase Agreement. However, each party has the right to extend, by written notice, the Performance Period for additional 90 day periods but in any event no longer than six months. If the Conditions Precedent are not fulfilled within 12 months from the date of the Share Purchase Agreement, the Performance Period will not be extended any further.

For a more detailed description, dee the section entitled “The Share Purchase Agreement” on Page 79 Of This proxy statement.

QUESTIONS AND ANSWERS

The following section of this proxy statement answers various questions that you, as a shareholder of BSI may have regarding the acquisition by BSI of Alon's  equity interest in Dor Alon (which shall constitute no more than 80.05% but not less than 80% of the outstanding shares in Dor Alon (not including treasury shares)). The following questions and answers are intended to provide brief answers to commonly asked questions. BSI urges you to carefully read the remainder of this proxy statement because the information in this section does not provide all the information that might be important to you with respect to the acquisition of Dor Alon, which we refer to as the Acquisition. Additional important information is also contained in the Annexes to, and the documents incorporated by reference in, this proxy statement.

General

Q.	Why am I receiving this proxy statement? (See Page 48)

A.
This is a proxy statement for the annual meeting of the shareholders of BSI (the “Annual Meeting”) at which the BSI shareholders will vote on the acquisition by BSI of Alon's entire equity interest in Dor Alon (which shall constitute no more than 80.05% but not less than 80% of the outstanding shares in Dor Alon (not including treasury shares)), or the Transferred Shares, and approval of the related Share Purchase Agreement.

In addition, shareholders will be asked to approve the Dividend Distribution, the election of directors, and the appointment of an IRPAF, and the change of BSI’s name and the applicable amendment to BSI’s articles of association and/or memorandum of incorporation to reflect such name change. The enclosed voting materials allow you to vote your shares without attending the Annual Meeting. Your vote is very important and we encourage you to vote by proxy as soon as possible. We have included in this proxy statement important information about the Proposals and the Annual Meeting of BSI shareholders. Also included in or incorporated by reference into this proxy statement is important information about BSI and Dor Alon. You should read this information and the information incorporated by reference into this proxy statement carefully and in its entirety. We have attached an English translation of the Share Purchase Agreement as Annex A.

Q:	What is the proposed Acquisition? (See Page 63)

A:	The Share Purchase Agreement provides for the acquisition by BSI from Alon, BSI’s indirect controlling shareholder, of the Transferred Shares.

Under the terms of the Share Purchase Agreement, in consideration for each share held by Alon in Dor Alon, BSI is to issue to Alon 1.8 ordinary shares of BSI, and in exchange for the Transferred Shares BSI is to issue to Alon an aggregate of approximately 20,327,710 ordinary shares of BSI. Immediately following the Acquisition, Alon will beneficially own in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of BSI (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other BSI shareholders will own approximately 21.56% of the outstanding ordinary shares of BSI (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition, Dor Alon will become a majority-owned subsidiary of BSI and the shares of Dor Alon will continue to trade on TASE.

As a condition to the closing of the Share Purchase Agreement, and following the abovementioned issuance of BSI ordinary shares to Alon, the Board of Directors of BSI also intends to declare an aggregate cash dividend not out of profits, or a Dividend Distribution, of NIS 800 million, or approximately US$211.6 million, which represents a dividend of approximately NIS12.32, or approximately US$3.26, per BSI ordinary share, to be paid to BSI’s shareholders. The dividend per share is subject to change based on the numbers of shares outstanding on the record date for the Dividend Distribution. The dividend is expected to be made following the abovementioned issuance of BSI ordinary shares to Alon and is conditioned thereon.

Because the proposed dividend would not meet the “Profit Criterion” under which a company may distribute dividends under the Israeli Companies Law, the proposed dividend would require court approval by the Israeli District Court. The court may approve the Dividend Distribution provided that there is no reasonable doubt that such distribution might deprive BSI of its ability to pay its existing and anticipated debts when the time comes for such payment, which is also known as the “Ability to Pay Criterion”. BSI intends to file the applicable request of approval with the Israeli District Court. Under Israeli law, during a 30-day period, creditors of BSI would then be able to file any objection to BSI’s request.

Under the terms of the Acquisition, the Dividend Distribution is subject to the closing of the share purchase, and the closing of the share purchase is subject to the approval of the dividend by the court.

Q:	Why is BSI proposing the Acquisition? (See Page 65)

A:	The BSI Board of Directors considered the following potentially positive factors, among others:

•	The acquisition would combine the retail operations of BSI and Dor Alon and enable BSI, together with its subsidiaries under its control, to become one of the largest retail groups in Israel;

•
The Acquisition would reduce BSI's timeframe for entering the convenience store sector, which would substantially reduce the costs incurred with such an endeavor. The Acquisition would result in BSI immediately becoming the market leader in Israel in the developing convenience store sector, both within and outside cities;

•
The Acquisition would bring about diversity in the products offered by BSI, primarily in the retail sectors, which BSI would be able to offer to its current and potential customers, with all of its advantages including strengthening customer relationships;

•	The Acquisition is expected to strengthen BSI in the areas of commercial and non-commercial procurement;

•
The Acquisition would enable BSI to realize the operational synergies embodied in the Acquisition, as well as synergies related to marketing, including the strengthening of customer membership clubs, advertisement and development of new markets of customers; and

•	The Acquisition is a unique opportunity for BSI to substantially grow its business and would provide a greater opportunity to increase shareholder value.

The reasons why BSI is proposing the acquisition are discussed in more detail later in this proxy statement. See “The Acquisition” beginning on page 63 of this proxy statement.

Q:	What BSI shareholder approval is needed to approve the Acquisition, the Share Purchase Agreement and the Dividend Distribution? (See Page 50)

A:	The affirmative vote of a majority of the shares represented at the voting is required to approve the Acquisition, the Share Purchase Agreement and the Dividend Distribution. In addition, either:

(i)
the majority vote at the Annual Meeting must include at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the Annual Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in BSI.

Each shareholder voting in person or delivering a signed proxy card must advise BSI whether or not that shareholder has a personal interest in the Acquisition. Shareholders who do not indicate whether or not they have a personal interest in the transaction will not be eligible to vote their shares as to such proposal.

Alon Retail Ltd., which owns approximately 68.62%of BSI’s outstanding ordinary shares, has agreed to vote in favor of the Acquisition. Because Alon Retail Ltd. is an indirect wholly owned subsidiary of Alon, Alon Retail Ltd. is considered to have a personal interest in the proposal.

Q:	What does BSI’s Board of Directors recommend? (See Page 50)

A:	BSI's Board of Directors unanimously recommends that you vote “FOR” the Acquisition.

Q:	Are there risks involved in the Acquisition? (See Page 27)

A:	Yes. You should review the risks as discussed in the section “Risk Factors” beginning on page 25. These risks include, among others, that:

•	the Acquisition may not result in the benefits that BSI currently anticipates;

•	shareholders of BSI would experience an immediate dilution of their relative holdings upon completion of the Acquisition;

•
the Acquisition would result in BSI becoming a majority shareholder in Dor Alon, a publicly held company. Some transactions between BSI and Dor Alon, including any cancellation of such transactions, will require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of Dor Alon by special vote and are subject to the receipt of applicable permits and approvals. As such, BSI would be subject to certain limitations in its efforts to synergize the operations of BSI and Dor Alon;

•
the Acquisition is subject to the receipt of consents and approvals from various entities, such as the Israeli courts (for the Dividend Distribution), which may impose conditions on, jeopardize or delay completion of the Acquisition or reduce the anticipated benefits of the Acquisition;

•
because our business differs from Dor Alon’s business in important respects, the results of operations of the combined company and the market price of our ordinary shares following the Acquisition may be affected by factors different from those currently affecting the independent results of our operations and of Dor Alon’s operations; and

•
in connection with the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd. and the transfer to Dor Alon of approximately 4.4% of the outstanding Dor Alon shares held by Dorgas (a subsidiary of Dor Alon), Dor Alon received a pre-ruling from the Israeli Tax Authority that provides that the these transactions will all be free from Israeli tax. However, the pre-ruling is subject to several conditions, and the violation of those conditions may result in Dor Alon and Dorgas becoming obligated to pay income taxes in accordance with the Israeli Tax Ordinance as a consequence of the abovementioned transactions if the conditions in the pre-ruling are violated, as applicable. For more information on the pre-ruling, please see Risk Factors – "The violation of various conditions determined by the Israeli Tax Ordinance and/or the pre-ruling…" on Page 28.

Q:	Do any of BSI's directors or shareholders have any special interests in Acquisition?

A:
Yes, in considering the BSI Board of Directors’ recommendation that you vote in favor of the Acquisition, you should be aware that some of the directors of BSI have interests in these transactions that are different from, or in addition to, those of BSI shareholders generally. As a result, BSI’s directors and affiliates may be more likely to vote to approve the transactions than BSI’s shareholders generally. These interests include, among other things, the following:

•
Mr. David Wiessman, BSI's Executive Chairman of the Board of Directors, also serves as President and Chief Executive Officer of Alon, which indirectly owns approximately 68.62% of the outstanding shares of BSI. In addition, to BSI's best knowledge, Mr. Wiessman together with the Biran family hold all the shares of Bielsol Investments (1987) Ltd., which, together with Mr. Wiessman, holds approximately 53% of the outstanding share capital of Alon.

•	Other than Mr. Wiessman, there are certain other directors of BSI who serve as officers in Alon or its affiliates and that have a personal interest in the Acquisition.

Q:	Is the Acquisition taxable to the holders of BSI ordinary shares for United States federal income tax purposes or for Israeli income tax purposes? (See Page 71)

A:	The Acquisition will not be taxable to holders of BSI ordinary shares, and the distribution may be taxable. See page 71 for more information.

Q:	Where can I find more information about Dor Alon? (See Page 84)

A:	You can find more information about Dor Alon from the description of Dor Alon’s business beginning on page 84.

Q:	When will the BSI Annual Meeting be held? (See Page 48)

A:
The BSI Annual Meeting will be held on June 28, 2010 at the corporate offices of BSI at 2 Amal Street, Rosh Ha’ayin 48092, Israel, commencing at 3:30 p.m., Israel time, and at any adjournments or postponements thereof.

Q:	Who is eligible to vote at the BSI Annual Meeting? (See Page 49)

A:
Shareholders of BSI are eligible to vote their shares at the BSI Annual Meeting if they were holders of record of BSI ordinary shares at the close of business on May 25, 2010, the record date for the BSI Annual Meeting.

Q:	What if I don’t vote as a BSI shareholder? (See Page 49)

A:
If you fail to vote your BSI shares by proxy or in person, or fail to indicate whether you have a personal interest in the proposal for the Acquisition, Share Purchase Agreement and Dividend Distribution at the Annual Meeting, the shares represented by your proxy or owned by you will be deemed not to have been cast for the purpose of the approval of this proposal. Accordingly, such shares will not be counted in calculating the percentage of affirmative votes required for approval of the Acquisition and related transactions.

If you fail to vote your BSI shares by proxy or in person for Proposals 2, 3, and 4 at the Annual Meeting, the shares represented by your proxy or owned by you will be deemed not to have been cast for the purpose of the approval of these proposals. Accordingly, such shares will not be counted in calculating the percentage of affirmative votes required for approval of Proposals 2, 3 and 4.

Q:	What do I need to do now if I am a BSI shareholder? (See Page 49)

A:
After you have carefully read this proxy statement, please fill out and sign the enclosed proxy card, and then mail it in the enclosed return envelope as soon as possible, so that your shares may be voted at the Annual Meeting. In order for your shares to be voted at the Annual Meeting if you choose to vote by proxy, your proxy card must be received by BSI at least two (2) business days prior to the Annual Meeting. The chairman of the Annual Meeting may, at his or her discretion, accept a proxy after such time. If a proxy is not received in the manner described above, it will not be valid at the Annual Meeting. You can also attend the Annual Meeting and vote in person if you are the record holder of the shares.

For specific instructions on how to vote your shares, please refer to the section entitled “The BSI Annual Meeting” beginning on page 48 of this proxy statement.

Q:	If my BSI shares are not registered in my name, how can I vote my shares? (See Pages 49 and 50)

A:
If your shares are held in “street name” by your broker, your broker will vote your shares only if you provide instructions to him or her on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker will not be able to vote your shares without instructions from you, including whether or not you have a personal interest in the approval of the proposed transactions.

If your shares are held in street name by your broker and you wish to vote in person at the BSI Annual Meeting, you must contact your broker and obtain a legal proxy from your broker to vote the shares at the Annual Meeting on behalf of your broker as well as a statement from your broker that it did not vote such shares.

Shareholders registered in BSI’s shareholders register in Israel and shareholders who hold shares through members of the TASE who vote their shares by proxy must also provide BSI with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to BSI an ownership certificate confirming their ownership of BSI’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Q:	How will abstentions be treated in calculating a quorum and in tallying the votes at the Annual Meeting? (See Page 49)

A:
Abstentions are taken into account for purposes of determining whether the shareholders present at the BSI Annual Meeting constitute a quorum. Abstentions will not be considered as either a vote “for” or “against” the proposals considered at the Annual Meeting.

Q:	Whom can I contact with questions about the proposed transactions, or on how to submit a proxy or if I need additional copies of the proxy statement or accompanying documents?

A:	If you are a BSI shareholder, you should contact:

Blue Square- Israel Ltd.
2 Amal Street
Rosh Ha’ayin 48092, Israel
Attention: Elli Levinson-Sela
General Counsel and Corporate Secretary
Telephone: 03-9282670/1
Facsimile: 03-9282498

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on the current expectations, assumptions, estimates and projections of BSI about its business, its industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of each pre-transaction company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. BSI cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The actual results of BSI could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of BSI to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this proxy statement. BSI does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events, except as required by law.

As a foreign private issuer, BSI is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that BSI is subject to those proxy rules.

SUMMARY

This summary highlights selected information from this proxy statement and may not contain all of the information that is important to you. To understand the transactions fully and for a more complete description of the legal terms of the transactions, you should read carefully this entire proxy statement, including the Annexes, and the documents we refer to in this proxy statement. Please see “Where You Can Find More Information” on page 109. Certain items in this summary include a page reference directing you to a more complete description of that item.

The Companies

Blue Square - Israel Ltd. (See Page 52)

Blue Square - Israel Ltd.
2 Amal Street
Rosh Ha’ayin 48092, Israel
Telephone: 972-3-928-2222

BSI is the second largest food retail chain in Israel. It also operates in the “Non-Food” sector, selling “Non-Food” items both in its supermarkets and in stand alone outlets. BSI also operates in the yield-generating commercial real estate sector. Its activities are carried out directly and through its subsidiaries as follows:

•
Through its wholly owned subsidiary, Mega Retail Ltd., or Mega Retail, BSI owned and operated 203 supermarkets under the brand names Mega Bool, Mega, Mega in Town, Shefa Shuk and Eden Nature as of December 31, 2009. As of May 15, 2010, BSI owned and operated 207 supermarkets under the brand names Mega Bool, Mega, Mega in Town, Shefa Shuk and Eden Nature through Mega Retail.  Through its supermarkets, it offers a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products (called “Non-Food”), and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs (called “Near-Food”).

•
Through its 85% held subsidiary, Bee Group Retail Ltd. (formerly known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), BSI operated (mostly through franchisees) 266 retail outlets, with activities in the toy, houseware, gift, baby and textile sectors, as of May 15, 2010.

•
Through its 78.35% held subsidiary, Blue Square Real Estate Ltd., or BSRE, BSI operates in the yield-generating residential and commercial real estate sector, in which it owns, leases and develops income-producing commercial properties.

BSI American Depositary Shares trade on the NYSE, under the symbol “BSI”, and BSI ordinary shares trade on the TASE, under the symbol “BSI.TA”.

Alon Israel Oil Company Ltd.

Alon Israel Oil Company Ltd.
Kibbutz Yakum 60990, Israel
Telephone: 972-9-961-8500

Alon is one of the largest Israeli companies in the trade and services sector, with a turnover of over NIS 26 billion in 2009. Alon operates in Israel and the U.S. through four main subsidiaries: (i) Blue Square Israel LTD. (BSI), which, through its subsidiaries, operates a network of approximately 473 supermarkets and Non-Food stores in Israel. BSI holds Blue Square Real Estate (BSRE) which operates in the yielding real estate sector. BSI is dual listed on the NYSE and on the TASE (symbol: BSI) and BSRE in listed on the TASE; (ii) Dor Alon Energy in Israel (1988) LTD. (Dor Alon), which operates a network of approximately 180 commercial fueling complexes and approximately 170 convenience stores, both as part of the fueling complexes and as stand-alone. Dor Alon is traded on the TASE (symbol: DRAL); (iii) Alon USA Energy Inc. (Alon USA), which operates in three major sectors: oil refinery (Alon USA operates three refineries with a combined throughput of approximately 250,000 barrels per day), supply of fuel (approximately - 950 gas stations in the U.S. under the brand  ”FINA”) and production of asphalt.. Alon USA is the largest licensee of 7-Eleven stores in the U.S. Alon USA shares are traded on the NYSE (symbol: ALJ); (iv) Alon Natural Gas Exploration Ltd., a public company trade on the TASE (symbol: ALGS) which operates in the gas exploration sector and holds approximately 4% of the Tamar and Dalit natural gas fields in Israel. In addition, Alon holds 49% of Diners Club Israel (through its subsidiaries) and a stake in ”Derech Eretz Management Corp.”, the operator of the first electronic toll road in Israel (road No. 6) and was the initiator of the consortium that won the bid to build and operate road 6.

The Acquisition

BSI and Alon, BSI’s indirect controlling shareholder, have entered into a Share Purchase Agreement that provides for the acquisition by BSI of Alon’s shares in Dor Alon, which constitute approximately 80% of the total outstanding ordinary shares of Dor Alon and approximately 73.5% on a fully diluted basis (in each case not including treasury shares). We refer to this transaction as the Acquisition.

Under the terms of the Share Purchase Agreement, in exchange for each share held by Alon in Dor Alon, BSI is to issue to Alon 1.8 ordinary shares of BSI, and in exchange for Alon's entire equity interest in Dor Alon (which shall constitute no more than 80.05% but not less than 80% of the outstanding shares in Dor Alon (not including treasury shares)), BSI is to issue to Alon an aggregate of approximately 20,327,710 ordinary shares of BSI. Immediately following the Acquisition, Alon will beneficially own in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of BSI (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other BSI shareholders will own approximately 21.56% of the outstanding ordinary shares of BSI (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition, Dor Alon will become a majority-owned subsidiary of BSI and its shares will continue to trade on the TASE.

As a condition to the closing of the Share Purchase Agreement, the Board of Directors of BSI also intends to declare an aggregate cash dividend of NIS800 million, or approximately US$211.6 million, which represents a dividend of approximately NIS12.32, or approximately US$3.26, per BSI ordinary share, to be paid to BSI’s shareholders.  The dividend per share is subject to change based on the numbers of shares outstanding on the record date for the dividend. The Dividend Distribution is expected to be made following the abovementioned issuance of BSI ordinary shares to Alon and is conditioned thereon.

Because the proposed Dividend Distribution would not meet the “Profit Criterion” under which a company may distribute dividend under the Israeli Companies law, the proposed dividend would require court approval. The court may approve the Dividend Distribution provided that there is no reasonable doubt that such distribution might deprive BSI of its ability to pay its existing and anticipated debts when the time comes for such payment, which is also known as the “Ability to Pay Criterion”. BSI intends to file the applicable request of approval with the Israeli District Court. Under Israeli law, during a 30-day period, creditors of BSI would then be able to file any objection to BSI’s request.

Under the terms of the transaction, the Dividend Distribution is subject to the closing of the share purchase, and the closing of the share purchase is subject to the approval of the dividend by the court.

We encourage you to read the English translation of the Share Purchase Agreement which is attached to this proxy statement as Annex A since it is the legal document that governs the Acquisition.

Our Recommendations to BSI Shareholders (See Page 50)

Following the recommendation of BSI’s Audit Committee, consisting of independent directors, to BSI's Board of Directors:

•
BSI's Board of Directors has determined that the Acquisition is advisable and fair to you and is to the benefit of BSI, and have approved the terms of the Share Purchase Agreement, including the Acquisition, and

•	BSI's Board of Directors unanimously recommends that you vote “FOR” the proposal to approve the Acquisition.

Opinion of Financial Advisor (See Page 65)

In connection with the Acquisition, BSI received a written opinion dated May 17, 2010 from Giza Singer Even Ltd., BSI’s financial advisor, addressed to BSI’s Audit Committee consisting of independent directors and the Board of Directors, that, as of the date of that opinion and based on and subject to the matters noted in the opinion, (i) the transfer by Alon to BSI of all of Alon’s holdings in Dor Alon (approximately 80%) (not including treasury shares), and the exchange of each ordinary share of Dor Alon held by Alon for 1.8 Company ordinary shares, including the Exchange Ratio, is fair and reasonable from a financial point of view to Blue Square and its shareholders, (ii) the transaction is reasonable to Blue Square from a strategic perspective; and (iii) BSI's estimate of the reduction of expenses resulting from the synergies of the transaction is reasonable.

The full text of this opinion is attached as Annex B to this proxy statement. We encourage you to read this opinion in its entirety to understand the procedures followed, assumptions made, and matters considered and limitations on the review undertaken by Giza Singer Even Ltd. in providing its opinion. This opinion is addressed to the Audit Committee and the Board of Directors and does not constitute a recommendation to any shareholder as to any matter relating to the Acquisition. For more information on Giza Singer Even Ltd's opinion, please see the section entitled "Opinion of Financial Advisor" on page 66.

Our Reasons for the Acquisition (See Page 64)

The BSI Board of Directors considered the following potentially positive factors, among others:

•	The acquisition would combine the retail operations of BSI and Dor Alon and enable BSI, together with its subsidiaries under its control, to become one of the largest retail groups in Israel;

•
The Acquisition would reduce BSI's timeframe for entering the convenience store sector, which would substantially reduce the costs incurred with such an endeavor. The Acquisition would result in BSI immediately becoming the market leader in Israel in the developing convenience store sector, both within and outside cities;

•
The Acquisition would bring about diversity in the products offered by BSI, primarily in the retail sectors, which BSI would be able to offer to its current and potential customers, with all of its advantages including strengthening customer relationships;

•	The Acquisition is expected to strengthen BSI in the areas of commercial and non-commercial procurement;

•
The Acquisition would enable BSI to realize the operational synergies embodied in the Acquisition, as well as synergies related to marketing, including the strengthening of customer membership clubs, advertisement and development of new markets of customers; and

•	The Acquisition is a unique opportunity for BSI to substantially grow its business and would provide a greater opportunity to increase shareholder value.

Conditions Precedent to the Acquisition (See Page 81)

The Share Purchase Agreement and its performance are conditioned upon satisfaction of all of the following accumulative conditions (the “Conditions Precedent”):

•	approval of the Acquisition by general shareholders meeting of BSI;

•
approval of the appropriate court to perform distribution not out of profits (a capital reduction) by BSI, to be performed immediately following completion of the Acquisition, and approval by the relevant corporate organs of BSI to perform the distribution as a cash dividend;

•	approval of the TASE to register the Issued Shares to trade on the TASE and approval of the NYSE to the listing of the Issued Shares on the NYSE;

•	as of the date of completion of the Acquisition, Alon is in possession of the Transferred Shares;

•
receipt by Alon of all the necessary approvals and/or completion of all the necessary requirements for purposes of entering into the Share Purchase Agreement and so confirmed by Alon; such confirmation shall be deemed to be evidence of Alon's receiving all the necessary approvals and/or completion of all the necessary requirements; and

•
if required, approval of the Israeli Antitrust Authority (following the date of the Share Purchase Agreement, the parties received a letter from the Antitrust Commissioner of the Israeli Antitrust Authority approving the parties' application to exempt them from the need to submit notices of merger, and therefore the parties are not required to submit a notice of merger for the Acquisition).

For more information, please refer to the section entitled “The Share Purchase Agreement” beginning on page 79 of this proxy statement.

Termination of the Acquisition

The Acquisition may be terminated in the event that not all of the Conditions Precedent are met within six months of signing the Share Purchase Agreement.  Each party has the right to extend, by written notice, the Performance Period of the Conditions Precedent for additional six months.

Expenses

Each party to the Acquisition will be responsible for its respective expenses.

For more information, please refer to the section entitled “The Share Purchase Agreement” beginning on page 79 of this proxy statement.

The BSI Annual Meeting and Vote Required for Approval (See Page 48)

Place and Time: The Annual Meeting will be held at 3:30 p.m., Israel time, on June 28, 2010 at the corporate offices of BSI at 2 Amal Street, Rosh Ha’ayin 48092, Israel.

Quorum: Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of BSI, present in person or by proxy at the Annual Meeting and entitled to vote thereat, will constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting will be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, will constitute a quorum regardless of the number of shares represented.

Pro posal: At the Annual Meeting, BSI shareholders will be asked to (i) approve the Share Purchase Agreement, the Acquisition and the Dividend Distribution, (ii) elect directors to BSI’s Board of Directors, (iii) appoint an IRPAF for the year 2010, (iv) approve the change of BSI’s name to Alon Holdings - Blue Square Israel Ltd. and authorize the management of BSI to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to BSI’s articles of association and/or memorandum of incorporation, and (v) consider the Financial Statements of BSI for the fiscal year ended December 31, 2009, and such other business and matters or proposals as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting, all as detailed in the section entitled “The BSI Annual Meeting” on page 48 of this proxy statement, and such other business and matters or proposals as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

Vote Required for the Proposals: Approval of Proposals 1, 2 and 3 requires the affirmative vote of a majority of the shares represented at the voting.

In addition, to approve the Proposal relating to the Share Purchase Agreement, the Acquisition, and the Dividend Distribution either:

(i)
the majority vote at the Annual Meeting must include at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the Annual Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in BSI.

Approval of Proposal 4 relating to the change of BSI’s name requires the affirmative vote of a majority of 75% of the total votes of shareholders participating in the Annual Meeting (not including abstentions).

Record Date: You are entitled to vote at the Annual Meeting if you were a holder of record of ordinary shares of BSI or ADS as of the close of business on May 25, 2010, the record date for the Annual Meeting. On that date, there were 44,602,386 ordinary shares of BSI entitled to vote at the Annual Meeting.

Intended Vote: As of the record date for the Annual Meeting, Alon Retail Ltd. held approximately 68.62% of BSI’s outstanding ordinary shares, and it has agreed to vote in favor of the Acquisition. Because Alon Retail Ltd. is an indirect wholly owned subsidiary of Alon, Alon Retail Ltd. is considered to have a personal interest in the proposal.

Interests of Directors and Affiliates (See Page 102)

In considering the BSI Board of Directors’ recommendation that you vote in favor of the Acquisition, you should be aware that some of the directors of BSI have interests in these transactions that are different from, or in addition to, those of BSI shareholders generally. As a result, BSI’s directors and affiliates may be more likely to vote to approve the transactions than BSI’s shareholders generally. These interests include, among other things, the following:

•
Mr. David Wiessman, BSI's Executive Chairman of the Board of Directors, also serves as President and Chief Executive Officer of Alon, which owns approximately 68.62% of the outstanding shares of BSI.  In addition, to BSI's best knowledge, Mr. Wiessman together with the Biran family hold all the shares of Bielsol Investments (1987) Ltd., which, together with Mr. Wiessman, holds approximately 53% of the outstanding share capital of Alon.

•	Other than Mr. Wiessman, there are certain other directors of BSI who serve as officers in Alon or its affiliates and that have personal interest in the Acquisition.

Required Approvals (See Page 81)

BSI will need to receive the following approvals:

•	approval of the Acquisition by general shareholders meeting of BSI;

•
approval of the appropriate court to perform distribution not out of profits (a capital reduction) by BSI, to be performed immediately following completion of the Acquisition, and approval by the relevant corporate organs of BSI to perform the distribution as a cash dividend; and

•	approval of the TASE to register the Issued Shares to trade on the TASE and approval of the NYSE to the listing of the Issued Shares on the NYSE.

Accounting Treatment (See Page 70)

In December 2007, the Securities and Exchange Commission, or the SEC, issued a final rule allowing foreign private issuers, or FPI, to file financial statements with the SEC in accordance with IFRS as issued by the International Accounting Standards Board without reconciliation to U.S. GAAP. Commencing on January 1, 2008, BSI prepares its financial statements based on International Reporting Financial Standards, or IFRS.

The Acquisition will be treated as a “purchase” for accounting purposes, which means that the purchase price will be allocated by BSI to Dor Alon’s assets and liabilities based on the fair value of the assets acquired and the liabilities assumed. Any excess of the purchase price over the fair value of Dor Alon’s net identified assets acquired will be recognized as goodwill.

Material Tax Considerations (See Page 71)

Israeli  Considerations (See Page 71)

There are two main alternatives for the classification and taxation of shareholders in respect of distributions approved by the courts which are made out of the capital of the distributing company:

•	Alternative A – classification of the amounts distributed as a dividend for all intents and purposes;

In the case of shareholders that are Israeli corporations, the amounts distributed as above and treated as a dividend would not be subject to tax. Other shareholders, namely – individuals who are Israeli tax residents as well as all foreign tax residents (both individuals and corporations) would generally be subject to tax at the rate of 20% or 25% (depending on the percentage of the company's stock owned by the particular shareholder). Such tax rate may be reduced in the case of shareholders who are qualified residents of countries with which Israel has a tax treaty in force.

•	Alternative B – classification of the distribution of the funds as a capital event – a recovery of cost basis/partial sale of shares.

Generally, capital gains tax is applied at a rate of 20%-25% in the case of individuals (depending on the percentage of the company's stock held by the particular shareholder) and 25% in the case of corporations.  However, if certain conditions are fulfilled, foreign tax residents may be exempt from Israeli capital gains tax, either on the basis of the provisions of Israeli domestic law or pursuant to the provisions of an applicable tax treaty.

United States Tax Considerations (See Page 73).

Assuming we are not and have not been a "passive foreign investment company" ("PFIC"), the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations” on page 71), actually or constructively received by a U.S. Holder with respect to Shares will be taxable to the U.S. Holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles.  The U.S. Holder will not, except as provided by Section 245 of the Internal Revenue Code of 1986, as amended (the “Code”), be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.  Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of, and will be applied against and reduce, the U.S. Holder’s adjusted tax basis in the Shares.  Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property.

Comparative Per Share Data

BSI American Depository Shares (ADS) have been listed on the NYSE under the symbol “BSI” since July 1996. On November 2000, BSI’s ordinary shares also began trading on the TASE under the symbol “BSI.TA”. Dor Alon’s ordinary shares have been listed on the TASE under the symbol “DRAL.TA” since June 2005.

The table below sets forth, for the periods indicated, the high and low sale prices per ADS of BSI, per ordinary share of BSI, as reported on the NYSE, and per ordinary share of Dor Alon as reported on the TASE.

The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

	BSI Ordinary Shares on TASE		BSI ADS on NYSE		Dor Alon Ordinary Shares on TASE
Period	High	Low	High	Low	High		Low

November 2009	$11.3	$9.9	$11.2	$9.6	$19.7		$16.9
December 2009	$11.1	$9.6	$11.2	$9.5	$20.9		$19.4
January 2010	$11.2	$10.2	$11.2	$10.2	$28.0		$20.7
February 2010	$11.2	$10.5	$11.6	$10.2	$26.3		$13.7
March 2010	$13.5	$11.6	$13.3	$11.2	$15.8		$14.2
April 2010	$13.3	$12.5	$13.6	$12.2	$16.3		$15.6
May 2010 (through May 25, 2010)	$12.5	$11.4	$13.1	$11.1	$14.9		$13.0

Calendar Year ended December 31, 2007
First Quarter	$16.5	$14.5	$16.4	$14.2	$12.2		$10.8
Second Quarter	$18.5	$15.8	$20.0	$15.7	$14.9		$10.8
Third Quarter	$18.2	$13.0	$17.5	$12.3	$12.4		$10.0
Fourth Quarter	$15.2	$11.9	$14.4	$11.6	$12.6		$10.5
Calendar Year ended December 31, 2008
First Quarter	$14.8	$9.5	$13.9	$9.8	$13.6		$12.5
Second Quarter	$13.7	$9.7	$14.4	$9.5	$14.3		$12.5
Third Quarter	$12.0	$10.1	$12.5	$9.7	$13.5		$10.5
Fourth Quarter	$9.1	$5.6	$9.9	$5.6	$10.2		$4.0
Calendar Year ended December 31, 2009
First Quarter	$7.0	$5.5	$7.5	$5.3	$8.8		$3.5
Second Quarter	$9.3	$6.4	$9.2	$5.8	$12.7		$7.9
Third Quarter	$9.8	$8.6	$9.9	$8.1	$18.9		$12.5
Fourth Quarter	$11.4	$9.4	$11.2	$9.5	$20.9		$16.6

Last five calendar years:
2005	$11.7	$8.4	$11.3	$8.5	$11.5	(1)	$8.9	(1)
2006	$13.6	$10.2	$14.8	$9.8	$14.6		$10.7
2007	$20.5	$11.9	$20.0	$11.6	$16.4		$10.4
2008	$13.8	$5.6	$14.4	$5.6	$12.7		$4.0
2009	$11.4	$6.1	$11.2	$5.3	$20.9		$3.8

(1) The trading of Dor Alon's shares began in June 2005.

Following completion of the Acquisition, ordinary shares of Dor Alon will continue to be listed on the TASE.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BSI

The following selected consolidated financial data as of December 31, 2008 and 2009 and for each of the years ended December 31, 2008, and 2009, have been derived from BSI’s audited consolidated financial statements and notes incorporated by reference into this proxy statement. The selected consolidated financial data as of December 31, 2005, 2006, and 2007 and for each of the years ended December 31, 2005, 2006 and 2007, have been derived from BSI’s audited consolidated financial statements not included in this proxy statement. BSI prepares its consolidated financial statements in conformity with IFRS. Until and including its financial statements for the year ended December 31, 2007, BSI prepared its consolidated financial statements in accordance with Israeli GAAP. To facilitate comparison with the financial results of the year 2008, results from the year ended December 31, 2007 have been adjusted in accordance with IFRS and differ from the results reported previously.

You should read the selected consolidated financial data together with BSI’s consolidated financial statements and related notes included in BSI’s Annual Report on Form 20-F for the year ended December 31, 2008, the section of the Annual Report on Form 20-F entitled “Item 5. Operating and Financial Review and Prospects,” and the independent registered public accounting firm’s report which contains emphasis paragraphs regarding the adoption of IFRS for the first time in 2008, all of which are incorporated by reference into this proxy statement. See “Where You Can Find More Information” on page 109 of this proxy statement.

The selected information also includes certain items for the years 2005 and 2006 in accordance with U.S. GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences, see note 21 to BSI’s consolidated financial statements for the year ended December 31, 2007 contained in BSI’s Annual Report on Form 20-F for the year ended December 31, 2007.

For the reader’s convenience only, some financial information has been translated from NIS to the U.S. dollar, using the representative exchange rate as published by the Bank of Israel at December 31, 2009  (U.S. $1.00 = NIS 3.775).

The historical results presented below are not necessarily indicative of future results.

BSI CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2007	2008	2009	2009
	NIS (In thousands, except per ordinary share or ADS data)			$(1)
Statement of Income Data:In accordance with IFRS
Sales	6,981,984	7,429,121	7,349,076	1,946,775
Cost of sales	5,129,578	5,369,149	5,291,012	1,401,593
Gross profit	1,852,406	2,059,972	2,058,064	545,182

Selling, general and administrative expenses	1,563,208	1,794,720	1,817,099	481,351
Operating profit before other gain and losses and net gain from adjustment of investment property to fair value	289,198	265,252	240,965	63,831
Other gains	15,835	12,233	4,699	1,245
Other losses	(12,755)	(14,716)	(32,803)	(8,690)
Net gain from adjustment of investment property to fair value	10,456	19,067	20,775	5,503

Operating profit	302,734	281,836	233,636	61,889

Finance income	60,978	60,700	64,780	17,160
Finance expenses	(118,297)	(166,295)	(177,454)	(47,006)

Finance expenses, net	57,319	105,595	112,674	29,846

Share in profit (loss) of associates	186	(33)	(37)	(10)

Income before taxes on income	245,601	176,208	120,925	32,033

Taxes on income	69,779	43,806	23,124	6,125

Profit for the year	175,822	132,402	97,801	25,908

Attributable to:

Equity holders of the company:	143,628	104,586	77,163	20,441

Minority interests	32,194	27,816	20,638	5,467

Earnings per Ordinary share or ADS attributable to equity holders of the Company:
Basic	3.39	2.41	1.77	0.47
Diluted	3.39	1.62	1.77	0.47

Cash dividends declared per ordinary share or ADS	6.52	3.46	-	-
Number of Ordinary Shares Outstanding:	42,355,339	43,372,819	43,558,614	43,558,614

Selected Operating Data:
Number of supermarket stores (at year end)	185	194	203	N.A.
Increase in same store sales(2)	1.20%	1.10%	(3.9%)	N.A.
Total square meters (at year end)	342,705	354,531	365,000	N.A.
Supermarket sales per square meter (in NIS)(3)	19,905	19,898	19,023	5,039
Supermarket sales per employee (in thousands)	937	954	997	264

	For the year ended December 31,
	2005	2006
	NIS (In thousands, except per ordinary share or ADS data)
Statement of Income Data:
In accordance with Israeli GAAP
Sales	5,797,018	6,515,035
Cost of sales	4,298,211	4,812,952
Gross profit	1,498,807	1,702,083
Selling, general and administrative expenses	1,269,760	1,396,877
Operating income	229,047	305,206
Financial expenses, net	(59,529)	(42,368)
Amortization of goodwill	(6,508)	-
Other income (expenses), net	690	78,022
Taxes on income	58,490	96,660
Equity in net earnings (loss) of affiliates	498	1,284
Minority interest	15,717	31,573
Net income	89,991	213,911
Earnings per ordinary share or ADS (basic)	2.32	5.46
Earnings per ordinary share or ADS (fully diluted)	2.26	4.92
Cash dividends declared per ordinary share or ADS	2.35	2.81

In accordance with U.S. GAAP:
Net income	88,340	166,724

Earnings per ordinary share or ADS (basic)	2.27	4.25

Earnings per ordinary share or ADS (fully diluted)	2.27	4.23
Number of Ordinary Shares Outstanding:	38,950,091	39,692,983
Selected Operating Data:
Number of supermarket stores (at year end)	168	175
Increase (decrease) in same store sales (2)	1.7%	5.3%
Total square meters (at year end)	312,000	323,304
Supermarket sales per square meter (in NIS)(3)	18,621	19,739
Supermarket sales per employee (in thousands)	899	938

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2009 (NIS 3.775 =$1.00), as published by the Bank of Israel. During 2009, the US dollar depreciated in value vis-à-vis the NIS by approximately (0.7)%.

(2)
The percentage in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expended during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

(3)	Based on an average total square meters at month end during the relevant year.

BSI SELECTED BALANCE SHEET DATA
(Including as per U.S. GAAP)

	At December 31,
	2007		2008		2009	2009
	NIS (in thousands)					$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	62,436	*	(48,333	)*	(492,156)	130,372
Net assets	1,247,680		1,096,002		1,221,830	323,664
Total assets	4,219,071		4,445,027		5,163,277	1,367,756
Short-term credit from banks and others and current maturities of debentures	240,869		236,900		351,296	93,059
Long-term debt, net of current maturities	1,202,858		1,497,880		2,009,243	532,250
Total equity	1,247,680		1,096,002		1,221,830	323,664

*Reclassified

	At December 31,
	2005	2006
	NIS (in thousands)
Balance Sheet Data:
In accordance with Israeli GAAP:
Working capital (deficit)	(450,044)	335,376
Net Assets	865,308	992,922
Total assets	3,683,035	4,071,733
Short-term credit from banks and others and current maturities of debentures	359,316	264,858
Long-term debt, net of current maturities	1,102,810	1,161,926
Shareholders’ equity	865,308	992,922
In accordance with U.S. GAAP:
Total assets	3,757,640	4,247,394
Shareholders’ equity	928,504	1,003,384

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2009 (NIS 3.775= $1.00), as published by the Bank of Israel.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF DOR ALON

The following selected consolidated financial data as of December 31, 2007, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009, have been derived from Dor Alon’s consolidated financial statements attached as Annex C to this proxy statement. Dor Alon prepares its consolidated financial statements in conformity with IFRS.  Until and including its financial statements for the year ended December 31, 2007, Dor Alon prepared its consolidated financial statements in accordance with Israeli GAAP. To facilitate comparison with the financial results of the year 2008, results from the year ended December 31, 2007 have been adjusted in accordance with IFRS and differ from the results reported previously.

The selected information does not include items for the years 2005 and 2006 because the information is not  in accordance with U.S. GAAP (Israeli GAAP differs in certain significant respects from U.S. GAAP).You should read the selected consolidated financial data together with Dor Alon’s consolidated financial statements and related notes attached as Annex C to this proxy statement and the Director's Reports of the Company's Affairs for Dor Alon attached as Annex D to this proxy statement.

For the reader’s convenience only, some financial information has been translated from NIS to the U.S. dollar, using the representative exchange rate as published by the Bank of Israel at December 31, 2009  (U.S. $1.00 = NIS 3.775).

The historical results presented below are not necessarily indicative of future results.

DOR ALON CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2007	2008	2009	2009
	NIS (in thousands, except per share data)			$(1)
Sales	6,993,939	7,539,700	6,246,905	1,654,809
Less – government levies	2,150,574	2,201,534	2,543,303	673,723
Net sales	4,843,365	5,338,166	3,703,602	981,086
Cost of sales	4,092,198	4,567,517	2,921,593	773,932
Gross profit	751,167	770,649	782,009	207,154

Selling and marketing expenses	478,033	518,897	553,574	146,642
General and administrative expenses	43,602	42,979	42,844	11,349
Other expenses (income) - net	(2,646)	542	2,610	691
Income from operations	232,178	208,231	182,981	48,472
Financial income	25,074	39,270	27,107	7,181
Financial expenses	179,540	196,858	132,582	35,121
Financial expenses - net	154,466	157,588	105,475	27,940
Share in profits (losses) of associated companies - net	(1,481)	147	80	21
Loss from impairment of investment in associated company	(5,480)
Income before taxes on income	70,751	50,790	77,586	20,553
Taxes on income	28,747	16,251	19,924	5,278
Net income for the year attributed to owners of the company	42,004	34,539	57,662	15,275

Income per share attributed to owners of the company (NIS):
Basic	3.13	2.57	4.30	1.14
Fully diluted	3.11	2.57	4.30	1.14

Cash dividends declared and paid per share	1.43	6.78	-	-

Number of Shares (in thousands) as adjusted to reflect changes in capital (not including treasury shares):	13,420	13,421	13,421	13,421

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2009 (NIS 3.775 =$1.00), as published by the Bank of Israel. During 2009, the US dollar depreciated in value vis-à-vis the NIS by approximately (0.7)%.

DOR ALON SELECTED BALANCE SHEET DATA

	Year ended December 31
	2007	2008	2009	2009
	NIS in thousands			$(1)
Working capital	251,406	55,001	196,180	51,968
Total Assets	2,598,876	2,394,071	2,660,946	704,886
Net Assets	332,090	271,317	326,580	86,511
Short-term credit from banks and others and current maturities of debentures	430,778	553,996	570,320	151,078
Long-term debt, net of current maturities	1,105,641	986,681	1,119,007	296,426

Total equity	332,090	271,317	326,580	86,511

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2009 (NIS 3.775 =$1.00), as published by the Bank of Israel. During 2009, the US dollar depreciated in value vis-à-vis the NIS by approximately (0.7)%.

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION
(in thousands, except per share amounts)

Introduction

The following summary selected unaudited pro forma condensed consolidated financial information illustrates the effect of the proposed Acquisition of Dor Alon by BSI and the proposed cash dividend of NIS 800 million to be paid to BSI's shareholders. BSI will account for the Acquisition as an acquisition under IFRS 3R Business Combination.

The information in the table below was extracted from unaudited pro forma condensed consolidated statement of financial position of BSI as of December 31, 2009 and the unaudited pro forma condensed consolidated statement of income of BSI for the year ended December 31, 2009. The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2009 has been prepared as though the Acquisition of Dor Alon and the dividend distribution had occurred as of that date. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2009 has been prepared as though the Acquisition of Dor Alon and the dividend distribution occurred as of January 1, 2009. The assumptions underlying the pro forma adjustments are described in the section "Unaudited Condensed Consolidated Pro Forma Financial Information"

The pro forma adjustments, which are based on available information and certain assumptions that management believes are reasonable, are applied to the historical financial statements of BSI and Dor Alon.

The summary selected unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only, and does not purport to show what the results actually would have been had the Acquisition and dividend distribution actually occurred on the dates assumed. The information also does not indicate what the future operating results or consolidated financial position of the combined company will be. The accompanying summary selected unaudited pro forma condensed consolidated financial information as of December 31, 2009 and for the year then ended should be read in conjunction with: (i) “Selected Consolidated Financial Data of BSI” on page 17 of this proxy statement and “Selected Consolidated Financial Data of Dor Alon” on page 21 of this proxy statement; (ii) the historical consolidated financial statements of BSI for the year ended December 31, 2009 submitted on Report of Foreign Private Issuer on Form 6-K, dated May 17, 2010, and the Report of Foreign Private Issuer on Form 6-K  containing BSI's financial results for the year ended December 31, 2009, both of which are incorporated herein by reference; (iii) the historical consolidated financial statements of Dor Alon attached as Annex C to this proxy statement; and (iv) the Director's Reports of the Company's Affairs for Dor Alon attached as Annex D to this proxy statement.

For more detailed information, read "Unaudited Condensed Consolidated Pro Forma Financial Information."

Unaudited Pro Forma Condensed Combined Statements of Operating Data:
	For the Year ended December 31, 2009
	US dollars in thousands	NIS in thousands
Sales	3,594,151	13,567,920
Less – government levies	(673,723)	(2,543,303)
Net sales	2,920,428	11,024,617
Cost of sales	2,172,067	8,199,553
Gross profit	748,361	2,825,064
Selling, general and administrative expenses	641,027	2,419,876
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	107,335	405,188
Other gains	1,245	4,699
Other losses	(9,381)	(35,413)
Net gain from adjustment of investment property to fair value	5,503	20,775
Operating profit	104,702	395,249
Finance expenses, net	(60,004)	(226,516)
Share in profit of associates	11	43
Income before taxes on income	44,709	168,776
Taxes on income	11,263	42,518
Profit for the year	33,446	126,258

Net income per Ordinary share attributed to Company shareholders or ADS:
Basic and Fully diluted earnings	0.39	1.48

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position	As of December 31, 2009
	US dollars in thousands	NIS in thousands
Cash, cash equivalents	67,161	253,532
Short-term bank deposit	29,895	112,855
Investment in securities	80,775	304,927
Working capital	53,016	200,138
Total assets	2,177,387	8,219,639
Accumulated deficit	(23,169)	(87,464)
Total equity	387,663	1,463,428

1
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2009 (NIS 3.775 =$1.00), as published by the Bank of Israel. During 2009, the US dollar depreciated in value vis-à-vis the NIS by approximately (0.7)%.

Exchange Rates

The exchange rate for NIS to U.S. dollars on May 25, 2010 as reported by the Bank of Israel, was $1.00 per NIS 3.78. The following table sets forth the high, low and average exchange rates of one U.S. dollar to NIS, as reported by the Bank of Israel, for each period presented:

	High	Low	Average
	(NIS per $1.00)
Year ended December 31,
2005	4.74	4.30	4.49
2006	4.73	4.18	4.46
2007	4.34	3.83	4.11
2008	4.02	3.23	3.59
2009	4.26	3.69	3.92

December 2009 through May 2010
December	3.82	3.77	3.79
January	3.77	3.67	3.71
February	3.80	3.70	3.75
March	3.79	3.71	3.74
April	3.75	3.68	3.71
May	3.87	3.73	3.78

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement, the following risk factors should be considered carefully by BSI shareholders in determining whether to vote to approve the acquisition by BSI of the Transferred Shares as of the closing of the Acquisition. BSI’s business, operating results and financial condition could be seriously harmed due to any of the following risks. If BSI does not successfully address any of the risks described below, BSI could experience a material adverse effect on its business, operating results and financial condition and its share and ADS price may decline. BSI cannot assure you that it will successfully address any of these risks.

Risks Relating to the Acquisition

The Acquisition may not result in the benefits that BSI currently anticipates.

Achieving the expected benefits of the Acquisition depends, among other things, on the ability to synergize the different sales, retail, and marketing platforms, as well as the different operational and logistical platforms. The Acquisition process also may result in the need to invest unanticipated additional cash resources, which may divert funds that BSI expects to use for pursuing new opportunities and other purposes. If BSI is unable effectively to synergize the different sales, retail, and marketing platforms, as well as the different operational and logistics platforms, the benefits of the Acquisition will not be realized and, as a result, BSI’s operating results may be adversely affected and its share price may decline.

Shareholders of BSI will experience an immediate dilution of their relative holdings upon completion of the Acquisition.

Immediately following the Acquisition, Alon will beneficially own in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of BSI (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other BSI shareholders would then own approximately 21.56% of the outstanding ordinary shares of BSI (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). As such, current shareholders of BSI will experience an immediate dilution in the aggregate of approximately 31.3% of their holdings in BSI after the Acquisition.

The market price of our ordinary shares after the Acquisition may be affected by factors different from those currently affecting our ordinary shares.

Our business differs from Dor Alon’s business in important respects and, accordingly, the results of operations of the combined company and the market price of our ordinary shares following the Acquisition may be affected by factors different from those currently affecting the independent results of our operations and of Dor Alon’s operations. For a discussion of our business and of certain factors to consider in connection with our business, see “Information About BSI” beginning on page 52 of this proxy statement. For a discussion of Dor Alon’s business and of certain factors to consider in connection with Dor Alon’s business, see “Description of Business of Dor Alon Energy in Israel (1998) Ltd.” beginning on page 84 of this proxy statement.

The Acquisition will result in BSI becoming a majority shareholder in Dor Alon, a publicly held company. As such, BSI will be subject to certain limitations in its efforts to synergize the operations of BSI and Dor Alon.

Some transactions between BSI and Dor Alon, including any cancellation of such transactions, will require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of Dor Alon by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from Dor Alon requires the approval of the directors of Dor Alon. As such, BSI may be limited in its ability to fully realize the synergies and other benefits of the Acquisition.

Directors and officers of BSI have conflicts of interest that may influence them to support or approve the Acquisition.

Although independent members of our board of directors recommend that our shareholders approve the Share Purchase Agreement and the Acquisition, our shareholders should be aware that certain members of our board of directors have interests in the transactions contemplated by the Share Purchase Agreement that may be different from, or are in addition to, the general interests of our shareholders, as described in “Summary - Interests of Directors and Affiliates” on page 13.

The Acquisition is subject to the receipt of consents and approvals from various entities, which may impose conditions on, or jeopardize the completion of the Acquisition or reduce the anticipated benefits of the Acquisition.

Completion of the Acquisition is conditioned upon the satisfaction of closing conditions, including approval of the Share Purchase Agreement by BSI’s shareholders and receipt of all necessary regulatory approvals, including approval by the Israeli court of BSI's distribution of a dividend and, if applicable, approval of the Acquisition by the Israeli Antitrust Authority, all as set forth in the Share Purchase Agreement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived, and the Acquisition may not be consummated. Failure to consummate the Acquisition could negatively impact BSI’s share price, future business and operations, and financial condition. Any uncertainty about the consummation of the Acquisition may adversely affect the future business, growth, revenue and results of operations of either or both of the companies.

The violation of various conditions determined by the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authorities in connection with  the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd. and the transfer of Dor Alon  shares from Dorgas to Dor Alon may result in Dor Alon and Dorgas becoming obligated to pay taxes under Israeli law.

In connection with the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd. (the "Split") and the transfer ("Share Transfer") by Dorgas (a subsidiary) of approximately 4.4% of the outstanding Dor Alon shares held by Dorgas (the “Treasury Shares”) to Dor Alon, Dor Alon received a pre-ruling from the Israeli Tax Authority that provides that the Split and the Share Transfer will be tax free. However, the abovementioned pre-ruling is subject to several conditions, which include, among other things, that:

(i)
in relation to the Share Transfer (a) the Treasury Shares will remain held by Dor Alon indefinitely from the date of the Transfer or will be erased; (b) Dor Alon will take no action in relation to the Treasury Shares, including any sale of the Treasury Shares (including an involuntary sale), any encumbrance of the Treasury Shares or issuance of the Treasury Shares in the future as capital; and (c) for at least two years from the date of the transfer there will be no change in Dor Alon’s rights in Dorgas subject to section 104 of the Israeli Tax Ordinance; and

(ii)
in relation to the Split (a) for at least two years from the date of the Split, both of Dor Alon Natural Gas Exploration Ltd. and Dor Alon will have independent and separate economic activity the income from which is subject to tax in accordance with Section 2(1) to the Israeli Tax Ordinance, and that originated in Dor Alon’s activity prior to the Split; (b) for at least two years from the date of the Split there will not be any loans between Dor Alon and Alon Natural Gas Exploration Ltd., except for loans given and/or taken in the ordinary course of business; (c) for at least two years from the date of the Split, most of the assets (as defined in the Israeli Tax Ordinance) of Dor Alon after the Split and most of the assets (as defined in the Israeli Tax Ordinance), which were transferred Alon Natural Gas Exploration Ltd. through the Split, will not be sold by any of those companies and will be used as customary in the Dor Alon's ordinary course of business; (d) Dor Alon's primary economic activities that occurred during the two years prior to the split will continue to be performed by  Dor Alon or Alon Natural Gas Exploration Ltd. have continued for a period of at least two years from the date of the Split; (e) immediately after the Split, and for two years thereafter, the shareholders of Dor Alon and Alon Natural Gas Exploration Ltd. will maintain the same rights and portions thereof that they held in Dor Alon (not including the Acquisition) all subject to the date of the Split and Section 105c(a)(8) of the Israeli Tax Ordinance; (f) for at least two years from the date of the Split, there will be no transfer of cash or assets, guarantees or any other activities between Dor Alon and Alon Natural Gas Exploration Ltd., except as customary in Dor Alon's ordinary course of business.

If Dor Alon or Alon Natural Gas Exploration Ltd. do not comply with one or more of those conditions (the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authority), Dor Alon and/or Dorgas may become obligated to pay Israeli income taxes as a result of these transactions, linked to the Israeli consumer price index, plus interest and penalties, and the benefits may be discontinued, in whole or in part. Such a result with respect to Dor Alon would adversely affect our results of operations and financial condition.

 Under the terms of the Share Purchase Agreement, Alon has agreed to compensate and indemnify BSI and/or Dor Alon for taxes and/or damages and/or losses and/or deficiencies and/or expenses ("Damages") that may be caused to Dor Alon as a result of a breach of subsection (ii) above in respect of the Split, although the indemnification will not apply to any breaches of the conditions of the pre-ruling resulting from any act or omission of Dor Alon occurring after the closing of the Acquisition.  See "The Share Purchase Agreement – Indemnification" for a full description of the terms and limitations of the indemnification.  There is no guarantee that Alon will indemnify BSI and/or Dor Alon for all Damages.

The conditions imposed by the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authorities in connection with the Acquisition restricts the manner in which BSI may conduct its business in the future.

Alon and BSI have received a pre-ruling from the Israeli Tax Authority that provides that the Acquisition will all be tax free. However, this pre-ruling is subject to several conditions, including, among other things, that:

(a)
for a period commencing on the closing date of the Acquisition and ending two years from the end of the fiscal year in which the closing date of the Acquisition took place (the “Required Term”), BSI will continue to hold all the rights in Dor Alon that it held on the effective date of the Acquisition;

(b)
most of the assets (as defined in section 103c(a)(2) of the Israeli Tax Ordinance) transferred from Dor Alon to BSI in the framework of the Acquisition and most of the assets held by BSI on the date of the Acquisition, were not sold during the Required Term, and during such term the assets were used  properly, under ordinary circumstances, and as is customary in Dor Alon's ordinary course of business; and

(c)
each rights' holder in BSI (other than those rights' holders that hold rights tradable on the TASE and are not deemed to be controlling shareholders on the date of the Acquisition) maintains during the Required Term all the rights that he/she held in BSI immediately following the Acquisition, subject to Sections 103c(a)(9), (9a) in the Israeli Tax Ordinance.

These conditions restrict the manner in which BSI may conduct its business in the future.

Failure to complete the Acquisition could negatively impact the market price of BSI ordinary shares and the future business and financial results of BSI.

If the Acquisition is not completed for any reason, the on-going business of BSI may be adversely affected and will be subject to a number of risks, each of which, among others, may have a negative impact on the market price of BSI ordinary shares. The risks associated with a failure to complete the Acquisition include, but are not limited to:

•
failure to pursue other beneficial opportunities as a result of the focus of management of each of the companies on the Acquisition, without realizing any of the anticipated benefits of the Acquisition;

•	the market price of BSI ordinary shares may decline to the extent that the current market price reflects a market assumption that the Acquisition will be completed;

•	BSI may experience negative reactions to the termination of the Acquisition from licensors, collaborators, suppliers, customers or other strategic partners; and

•	BSI's costs incurred related to the Acquisition, such as legal and accounting fees, must be paid even if the Acquisition is not completed.

Risks Relating to BSI

 Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share and ADS price of Blue Square may decline.  We cannot assure you that we will successfully address any of these risks.

We are engaged in a highly competitive business. If we are unable to compete effectively against major supermarkets, low-priced supermarkets and other competitors, our business will be materially adversely affected.

Supermarkets

The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Shufersal (formerly known as Super Sal), low-priced smaller supermarket chains, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

 We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount store formats. In 2007, we launched our “Mega In Town” format designed to bring discount shopping to neighborhoods and city centers, and in 2008, we launched our new hard discount store format, "Mega Bool".

In addition, smaller supermarket chains during 2009 continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market.  Based on A.C. Nielsen, we estimate that the smaller supermarket chains' market share was approximately 27.7% of the bar-coded market in Israel during 2009.  The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in number and expansion of smaller supermarket chains in recent years. These smaller supermarket  chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food.  Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or generally operate on Saturdays.

In 2005, a number of smaller supermarket chains which operate on local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. In 2006, the Fourth Chain Company started to market a private label brand.  This combination, and possible similar combinations of other smaller supermarket chains, may generate efficiencies of a major national-spread chain and enable them to compete more efficiently with us.

Since the merger of Shufersal with ClubMarket, another major chain, in 2005, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices.  Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 37.3% of the bar-coded market in Israel during 2009, as opposed to our own approximately 21.8% share of the bar-coded market during 2009.  This difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

If we are unable to maintain our current level of sales or if we lose market share to our competitors, our negotiating position with suppliers, which is based, in part, on our market share in the Israeli retail market, and our revenues may be adversely affected, with a corresponding impact on profitability. We cannot assure you that we will be able to maintain our sales and market share.

Non-Food Retail

The merchandise we sell in our non-food retail business through Bee Group is varied, and we therefore compete in several different markets. Accordingly, our "Naaman", "Sheshet" and "Vardinon" stores compete in the houseware, home textile and accompanying accessories markets. Our "Dr. Baby" stores compete in the baby and young children accessories market, and our "All for a Dollar" and "Kfar Hasha’ashuim" stores compete in the toys and leisure accessories market and the back-to-school products market.

In recent years competition in the non-food retail industry has increased, primarily due to the entry of retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co Ltd. and Kitan Textile Industrues Ltd., houseware stores, electricity appliances stores and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the sales prices of our products and the scope of our sales. Nevertheless, our Sheshet chain is positioned as a chain that provides products at competitive prices. Increased competition may adversely affect our scope of sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which the Bee Group competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment.  The entrance of new competitors may reduce our market share and may reduce the sale prices of our products and lead to a reduction in our profitability.

Economic conditions in Israel affect our financial performance.

Supermarkets and Non-Food Retail

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2007 and 2008, Israel's Gross Domestic Product rose by 5.3% and 4.1%, respectively.  However, in 2009 the global economic crisis, instability and uncertainty affected the economic conditions in Israel, and initial reports of the Israeli Central Bureau of Statistics indicate that during 2009 Israel's Gross Domestic Product rose by only 0.7%. Initial reports indicate that the Israeli economy increased by 3.3% (annualized) at the first quarter of 2010.  We believe that the economic slowdown has affected the buying patterns of our customers, as more customers shift their purchases to low-price and hard discount stores, which have a lower profit margin. As a result, we have expanded our low-price and hard discount store formats. The economic slowdown in Israel may have an adverse effect on our financial performance, among other things, by reducing our sales and our profitability.

The global economic crisis, instability and uncertainty have also affected our non-food retail business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile and baby and leisure accessories businesses. Beginning in the second quarter of 2009, the Israeli economy began to recover and there has been an improvement in the growth of private consumption.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce our sales, increase our costs of borrowing and reduce our profitability.

Real Estate

We value our yield-generating real estate property according to IAS 40R and changes to the fair value of our real estate are reflected in our financial statements.  The fair value of our properties could be impacted by a number of factors, including the global economic and financial market crisis, as well as the retail sector in Israel because most of our assets are intended for retail businesses. Reductions in the fair value of our real estate may materially adversely affect our financial results.

During 2010, we intend to enter into the residential building sector, primarily in Israel. A recession may cause a decrease in the scope of marketing and sales and a decrease in the price of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of the apartments.

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue due to seasonality.  This may cause the share and ADS price of Blue Square to be volatile.

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets, and in our "Naaman", "Vardinon" and "Sheshet" chains, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in March, and to the "Back-to-School" season in August.  However, the timing of the holidays does not affect our semiannual results.

Many of our expenses are unrelated to the level of sales. Therefore, a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Because of the fluctuations that we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our operating results are necessarily meaningful or should necessarily be relied upon as indicators of future performance. Accordingly, our operating results may be below public expectations in future periods. Our failure to meet these expectations may cause the share and ADS price of Blue Square to decline.

Since the issuance of our 5.9% unsecured debentures issued in August 2003, we have limited the cash dividends that we pay on our ordinary shares.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%. At the time of the issuance of our debentures, S&P-Maalot informed us that the rating was based among other things upon the Board of Directors resolution and a change in this resolution may lead to a change of the rating on our 5.9% unsecured debentures.

On January 14, 2010, Blue Square's board of directors decided that in view of the changes and development of Blue Square since 2003, including the transfer of Blue Square's and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Blue Square's food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Blue Square's debt which is related by the company to real estate that is not in use by Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2009, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) was less than 2. Our board of directors further resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events.  A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events, including as described above. A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003.

On October 1, 2009, we announced that we received from S&P Maalot a report including affirmation of "ilA+" rating for the debentures, while revising the outlook to negative.  In its rating, S&P Maalot stated that under the current rating it still expects us to maintain an adjusted debt to EBITDA ratio of less than 4.5.  On April 26, 2010, we received a report from S&P Maalot placing the rating for the debentures on CreditWatch with negative implications, following BSRE's announcement of its proposed acquisition of real estate for residential and commercial development in the wholesale market site in downtown Tel Aviv. We have no knowledge whether the proposed Acquisition will have an impact on the rating for the debentures.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. In 2009, Tnuva’s products accounted for approximately 14.4% (which percentage includes for the first time, data for Tnuva's subsidiary, Tirat Zvi) of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva."  In addition, the Strauss group, an Israeli food manufacturer, accounted in 2009 for approximately 9.2% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.5% of all products sold at our supermarkets in 2009.  Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 55.7% of our product purchases in 2009. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola and also distributes other popular soft drinks. For example, during the third and fourth quarters of 2007 and during 2008, some of our suppliers raised the prices of various products that they supply us, principally due to an increase in raw materials prices, which caused an increase in our costs.  Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Alon Retail Ltd. is able to control the outcome of matters requiring shareholder approval.

As of  May 2010, Alon Retail Ltd., ("Alon Retail"), owned approximately 68.62% of Blue Square’s outstanding ordinary shares.   So long as Alon Retail, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

In addition to our wholly owned subsidiary, Mega Retail, our two main subsidiaries are Bee Group, in which we owned an 85% interest (with an option to further increase our holdings to 100%) as of April 30, 2010, and BSRE, in which we owned a 78.35% interest as of April 30, 2010.

Through our subsidiary, Bee Group, as of April 30, 2010, we held approximately 68.65% of the outstanding shares of Naaman Porcelain Ltd., which held approximately 88.74% of the share capital interest in Vardinon Textile Ltd., both of which are publicly held and traded on the Tel Aviv Stock Exchange.  In addition, as of March 31, 2009 we owned nine supermarkets through our 51% subsidiary, Eden Teva.  The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

Mega Retail leases from BSRE the real estate underlying a substantial portion of the supermarkets that it owns. The ordinary shares of BSRE that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.

In order to satisfy whatever fiduciary obligations we may have under applicable law to the minority shareholders of our partially owned subsidiaries, we endeavor to deal with each of these subsidiaries at “arm’s-length.”  Some transactions between Blue Square and a subsidiary, including any cancellation of such transactions, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

In recent years, we have expanded our non-food retail business by acquiring businesses with stand alone retail outlets.  We may not be able to successfully consolidate these business operations with our supermarket business or to capitalize on potential synergies of the internal reorganization of our non-food retail businesses.

As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005 and by 2008 we had increased our holdings in Bee Group to 85%. Concurrently, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Porcelain Ltd. (houseware retailer and wholesaler) (the "Bee Group Acquisition"), and Bee Group effected an internal reorganization of its own subsidiaries in order to improve Bee Group's operating efficiency. Realization of the anticipated benefits of our Bee Group acquisitions, including anticipated operating synergies among the various subsidiaries of the Bee Group, and between the Bee Group and the Company as a whole will depend, in large part, on our ability to successfully eliminate redundant corporate functions and consolidate company and shared service responsibilities. We will be required to devote significant management attention and resources to the consolidation of business practices and support functions while maintaining the independence of the Bee Group's stand alone brand names.

The process of consolidating corporate level operations could cause an interruption of, or loss of momentum in, our business and financial performance. The diversion of management’s attention and any delays or difficulties encountered in connection with our Bee Group acquisitions and the realization of corporate synergies and operational improvements could have an adverse effect on our business, financial results, financial condition or share price. The consolidation and integration process may also result in additional and unforeseen expenses. There can be no assurance that the contemplated synergies and other benefits anticipated from the Bee Group acquisition will be realized.

In addition, our expansion into the non-food retail business has required us to enter new markets in which we have no or limited experience and where competitors in such markets may have stronger market positions. If we are not able to successfully compete against our more experienced competitors in the stand alone retail outlet businesses, our business may be adversely affected.

Failure to obtain or maintain permits required for our operations may adversely affect our operating results.

Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us.  Furthermore, as a result of the reorganization of our supermarket retail and real estate activities, these permits are to be transferred in the name of Mega Retail, in which all of our retail activity has been centralized. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.

Some of our Bee Group stores do not have permits according to the requirements of Israeli Business Permits Law, 1968.  A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of April 30, 2010, none of the landlords had made use of this right.

In addition, Kfar Hashashuim received a court issued order to vacate its logistics center due to a lack of a permit to conduct its business in the logistics center and a lack of building permits.  However, BSRE is in the process of building a new logistics center for the Bee Group, and therefore Kfar Hasha'ashuim has requested a delay in the execution of the closure order. On February 2, 2009, the court decided that the execution of the order to vacate will be delayed until after further hearing on the matter, a date of which has yet to be determined. On March 15, 2010, the court set the date of July 12, 2010 for receiving further updates on moving into the new logistics center.

As a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required us to adopt various security measures.  These safety requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities.  If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits.

Increase in employee minimum wage in Israel may adversely affect our operating results.

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008, to NIS 3,850 or approximately $994 (as of May 25, 2010).  On May 23, 2010, a governmental committee of ministers approved a proposal to amend the Minimum Wage Law, 1987, to gradually increase the minimum wage to NIS 4,600 (approximately $1,189 (as of May 25, 2010)) over a period of 15 months. The Knesset has not yet approved such amendment of the Minimum Wage Law, and it is unknown if and when such amendment will be approved. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

Future issuances of our ordinary shares could reduce our share price.

Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which as of February 12, 2010 are convertible into Blue Square ordinary shares at a per share price of NIS 18.390. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. On May 23, 2010, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 45.23. As of May 23, 2010, the remaining principal balance of our convertible debentures was approximately NIS 7.5 million. In January, 2008, we adopted a share option plan for officers and employees of Blue Square and its subsidiaries and affiliates.  As of May 25, 2010, the total number of shares available for issuance under the plan was 2,584,995 shares, subject to adjustments.

The issuance of ordinary shares to holders of our convertible debentures or to holders of options under our share option plan, or the perception that those issuances may occur in the future, could materially and adversely affect the market price for our ordinary shares.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

Our strategy includes expanding our market presence in existing retail food markets and entering into new retail food and “Non-Food” markets.  The Israeli Antitrust Authority may limit our ability to execute our strategy, inter alia, by limiting our ability to acquire existing stores or enter into mergers to acquire existing stores.

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself.

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; arrangements with regard of the use of suppliers’ manpower to stock merchandise on the shelves of the chains’ stores.  Limits were imposed on financial benefits to the chains with regard to display areas and on special offers to chains for meeting certain sale targets.

We have been applying most of these directives among others, by an internal compliance program that we have adopted.

Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute which we believe are legal based on our consultations with our legal counsel.

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain specific food suppliers.  The consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; exclusivity in sales and price dictation by suppliers.  The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company.

Increases in oil, raw material and product prices in recent years may affect our operating results.

The sharp increase in oil prices in recent years has led to the increase in our electricity prices and raw materials used in the plastic packing industry. In 2008, a number of our suppliers increased their product prices to us due to increases in raw material prices. While these suppliers have not raised prices further during 2009 , we cannot assure that they will not raise prices in the future.  Further increase in oil, raw material and product prices would impose on us significant expenses and costs, which could have an adverse effect on our operation results.

Impact of inflation may adversely affect our financial expenses and operating income.

Our non-financial assets and shareholders equity are not adjusted to the inflation in Israel, while the repayment of interest and principal under part of our loans and all debentures are adjustable, linked to changes to the Israeli consumer price index, as provided in our loan and debenture agreements. As a result, an increase in inflation in Israel would have the effect of increasing our financial expenses without any corresponding offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel. The Company has an excess of CPI-linked liabilities over CPI-linked assets (mainly in respect of outstanding debentures). Toward the end of 2008 and during 2009, we engaged in transactions to partially hedge this inflation risk. We engage in these transactions from time to time to reduce our risk to inflation, although we do not eliminate the risk of inflation.

In addition, some of our operating expenses are either linked to the Israeli consumer price index (such as lease payments payable by us under various real estate property leases in connection with our operations) or are indirectly affected by an increase in Israeli consumer price index.  As a result, an increase in the inflation rate in Israel would have the effect of increasing our operating expenses, thereby affecting our operating income. The extent of this effect on our operating income depends on the rate of inflation in Israel.

The value of our securities portfolio may be adversely affected by a change in the capital markets, interest rates or the status of the companies in whose securities we have invested.

As of December 31, 2009, we held approximately NIS 163 million in Israeli corporate and government bonds at fixed interest rates, a portion of which is linked to the Israeli CPI.  Therefore, a decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

Damage to our reputation may have a material adverse effect on our operating results.

Our brand names, including some of our store format brands, are among the most well recognizable brands in Israel.  For example, according to internal surveys, the Mega brand is one of the most prominent and well-known brands in Israel. Damage to our reputation or to the reputation of our store format brands due to reports in the media or otherwise may have material adverse effect on our level of sales with a corresponding impact on our profitability and operating results.

We are dependent on franchisees who own and operate a large portion of our Bee Group stores. We have limited control over franchisees, and our financial results could be negatively impacted by the performance of the franchisees.

Our 85% subsidiary, Bee Group, holds and operates through subsidiaries large retail chains with 266 stores as of May 15, 2010, of which 190 stores of our "Kfar Hasha'ashuim", "Dr. Baby" and "Rav-Kat", "Sheshet", "All for a Dollar" and "Naaman" chains, are owned and operated by franchisees.  This store ownership mix presents a number of drawbacks, such as our limited control over franchisees and our limited ability to facilitate changes in the ownership and management of their store.

Subject to the terms of our franchise agreement, franchisees independently operate and oversee the daily operations of their stores, and they have a significant amount of flexibility in running their operations. Their employees are not our employees.  Although we can exercise control over our franchisees and their store operations to a limited extent through our franchise agreements, the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, and our franchise and property revenues could decline.

In addition, our franchise agreements limit our ability to open new stores in the vicinity of existing franchised stores, which may limit our ability to expand our business.

Volatility of Blue Square’s share and ADS price could adversely affect its shareholders.

The market price of Blue Square’s ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	changes in financial estimates by securities analysts;
•	conditions or trends in our business;

•	changes in the market valuations of our competitors;
•	announcements by us or our competitors of significant acquisitions;
•	entry into strategic partnerships or joint ventures by us or our competitors;
•	the political, economic, security and military conditions in Israel;
•	additions or departures of key personnel; and
•	sales of ordinary shares by Blue Square’s controlling shareholder.

Many of these factors are beyond our control and may materially adversely affect the market price of Blue Square’s ordinary shares and ADSs, regardless of our performance.

Since 1996, Blue Square’s ADSs have been listed for trading on the New York Stock Exchange.  Since November 2000, Blue Square’s ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange.  Volatility of the price of Blue Square’s securities on either market is likely to be reflected in the price of Blue Square’s securities on the other market.  In addition, fluctuations in the exchange rate between the NIS and the dollar may affect the price of Blue Square’s ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of Blue Square’s ADSs on the New York Stock Exchange.

Currency fluctuations might affect our operating results and translation of operating results.

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affecting our operating results.  This devaluation would have a greater affect on our non-food retail business because a higher proportion of the goods that we sell in our Bee Group stores are acquired from suppliers overseas.  This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center to our supermarkets generated approximately 21.5% of our total percentage purchases during 2009. In addition, during 2010 and 2011 we intend to open a new distribution center for non-food sold in our supermarkets and by Bee Group. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and to our Bee Group stores and would adversely affect our profit margin.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses.

We run programs under which we issue and sell gift certificates and electronic prepaid cards to institutions, companies and individuals, particularly during the High Holiday and Passover seasons.  The gift certificates and prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements.  Based on our experience, we are exposed to risks connected with the issuance of gift certificates, including risks that they may be fraudulently forged or stolen, and we are exposed to risks of computer fraud or errors in connection with the issuance of prepaid cards. A substantial or large scale forgery, theft, fraud or error may cause a reduction in our revenue and increase our expenses.

The potential declaration of a boycott by certain segments of Israel’s ultra-orthodox population against our Shefa Shuk stores may affect our financial results.

Since the second half of March 2008, the media has published reports that certain segments of Israel’s ultra-orthodox population are considering the declaration of a boycott against our Shefa Shuk stores due to the operation of stores owned by our controlling shareholder on the Jewish sabbath. Although the Company is unaware of any public declaration of a boycott, since the end of March 2008, the Company has experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-orthodox community and/or are located within ultra-orthodox neighborhoods. During 2008 and with the launching of "Mega Bool" chain at the end of 2008, we have converted most of our Shefa Shuk stores to "Mega in Town" and "Mega Bool" stores. As of March 31, 2010, we operated 17 Shefa Shuk stores compared to 21 as of December 31, 2008.  An actual declaration of a boycott may adversely affect the company's financial results.

The failure of our use of technological information systems and computer systems may adversely affect our day-to-day operations.

We use several technological information systems and computer systems.  Our day-to-day operations are dependent on the proper function of these systems.  We take various measures to ensure the integrity and reliability of the data and computer systems, including data protection and data back up.  However, a failure of our data and/or computer systems may adversely affect our day-to-day operations.

We are party to legal proceedings in connection with tax assessments.

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits.  Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2004 in the amounts of approximately NIS 44 million. The Company has filed appeals with the District Court contesting these assessment orders, which as of the date of this Annual Report are still pending. In July 2007, the Israeli Tax Authority issued to the Company value added tax assessment for the years 2001-2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to reduce the total amount to approximately NIS 16.3 million.  On February 29, 2009, the Company filed an appeal with the District Court, which as of April 30, 2010 is still pending.  In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

Political conditions in Israel affect our operations and may limit our ability to sell our products.

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying, from time to time, in intensity and degree, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.

The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain, and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies. We could be adversely affected by adverse developments in Israel’s relationship with its Arab neighbors and the Palestinians or by restrictive laws, policies or practices directed towards Israel or Israeli businesses.

In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. In December 2008 Israel was engaged in an armed conflict with Hamas in the Gaza Strip, which reduced the sales of some of our stores that are located in the southern region of Israel. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border.  Due to the hostilities in the northern part of Israel and Lebanon, a number of our stores located in the northern region did not operate according to their usual schedule. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

Many of our officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances.  We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Disruptions of the Israeli ports may affect our ability to import products used in our Bee Group business.

The Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of the Bee Group.

Most of Bee Group's imports during 2008 and 2009 were from suppliers located in China.  Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China.  For instance, any material change in the NIS-Chinese currency exchange rate may increase our manufacturing costs and increase the price of those imported products from China.

Our imports from China are affected by costs and risks inherent in doing business in Chinese markets, including, changes in regulatory requirements or tax laws, export restrictions, quotas, tariffs and other trade barriers, and general economic problems.

Any of these risks could have a material adverse effect on our ability to deliver or receive non-food products on a competitive and timely basis and on our sales and profitability.

Government-imposed price controls may have a material adverse effect on our operating results.

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel.  At present, a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls.  In addition, during periods of high inflation in the past, more extensive price controls have been imposed throughout Israel.

We do not believe that current price controls have any material adverse effect on our business or operating results. However, any imposition of more extensive price controls in the future may have a material adverse effect on our operating results.  We cannot assure you that broader price controls will not be imposed in the future.

It may be difficult to enforce a U.S. judgment against us and some of our officers and directors, to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. Our executive officers and directors are nonresidents of the United States, and substantially all of our assets and most of the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the U.S. federal securities laws against us or any of these non-residents of the United States or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in actions instituted in Israel.

Risks Relating to Real Estate

We are subject to risks regarding the ownership of real estate assets.

We own, through our subsidiaries, real-estate assets, most of which are currently used in connection with the retail operation of our stores, and the remainder is leased to third parties or for future development. These assets are subject to risks with regard to ownership of real-estate assets, including decline in demand and surplus of supply of commercial properties, which might have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control.

The slowdown in the Israeli yield-generating real estate market may adversely affect our business.

Commencing from the beginning of the fourth quarter of 2008 and as a result of global economic and financial market conditions, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. Although in the last few months the availability of credit sources has improved somewhat, we cannot assure that this trend will continue.  During 2009, the Israeli market was also affected by the volatility in exchange rates of principal currencies versus the NIS and the volatility of inflation rates within the local market. If the economic conditions in Israel continue, there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business.

BSRE may not be able to obtain additional financing for its future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

BSRE's activities are financed from external sources.  We cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, or at all, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives.  Any such occurrence could increase BSRE's financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. In addition, in connection with the transfer of real estate properties from Mega Retail to BSRE in September 2009, BSRE incurred additional loans, which as of December 31, 2009, were in the principal amount of approximately NIS 248 million, secured by a lien on most of the properties transferred by Mega Retail.  The amount of long term loans currently outstanding may inhibit BSRE's ability to obtain additional financing for its future capital needs, inhibit BSRE's long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares.

A Recession and/or government policies may have a negative impact on BSRE's new operation in residential building, by causing a decrease in the scope of marketing and sales and a decrease in the price of apartment.

During 2010, we intend to enter into the residential building sector, primarily in Israel. A recession may cause a decrease in the scope of marketing and sales and a decrease in the price of apartment. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments.

Risks Relating to Dor Alon

Information presented in this proxy statement regarding the Dor Alon business was compiled based on and it is qualified by, Dor Alon’s public filings in Israel. Dor Alon’s reports are made in Hebrew and posted on the web site of the Israeli Securities Authority at www.magna.gov.il.

Price increases in petroleum products and increases in excise tax rates may have a material adverse effect on the earnings and profitability of Dor Alon.

The primary factors affecting the price of petroleum products in Israel are the prices of petroleum products in the Mediterranean Basin, foreign exchange rates and the excise taxes imposed on the sale of petroleum products in Israel. In the last few years, fuel prices worldwide and in Israel have fluctuated significantly with a sharp increase in fuel prices in the first nine months of 2008 and a sharp decrease in the last quarter of 2008 and the beginning of the first quarter of 2009. At the end of the first quarter and in the second, third, and fourth quarters of 2009, there was again a rise in fuel prices. Fluctuations in fuel prices have a direct affect on Dor Alon’s working Capital .

Generally, an increase in fuel prices causes increases in the value of Dor Alon’s inventory and increases the volume of customer credit that Dor Alon extends to its customers and, therefore, also increases Dor Alon’s working capital requirements and increases its exposure to customer credit risk. Increased working capital requirements result in increased finance expenses. Additionally, increases in petroleum prices increase market pressure to reduce the selling price thereby reducing marketing margins. Consequently, increases in petroleum prices may have a material adverse affect on the earnings and profitability of Dor Alon.

The excise tax component of certain fuel prices such as diesel oil, kerosene and gasoline is significant. Excise tax is imposed directly on fuel companies at the time of sale of fuel to customers and is generally payable within 10 days after levy, while the credit line provided by Dor Alon to its customers is significantly longer. In 2006 to 2009, the excise tax on diesel fuel and kerosene was increased substantially.  As Dor Alon’s working capital requirements increase due to the increases in excise taxes, it will be required to procure additional credit facilities and incur additional financing expenses. Failure to obtain additional credit facilities would have a material adverse effect on the business, financial condition and results of operations of Dor Alon.

The demand for Dor Alon’s petroleum products is materially affected by the state of the Israeli economy. An economic slowdown may cause a decrease in demand and have an adverse effect on Dor Alon’s profit margins and exposure to customer credit risk.

The demand for Dor Alon’s products and petroleum products in general is materially affected by the state of the Israeli economy. An economic slowdown may cause a decrease in demand for Dor Alon's products and have an adverse effect on Dor Alon's profit margins and exposure to customer credit risk. However, some petroleum products sold by Dor Alon are considered basic products which have a fixed demand.

Political, economic and military instability in Israel may impede Dor Alon’s ability to operate and harm its financial results.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect Dor Alon’s operations. Recently, there has been a further escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In addition, in July 2006, there were extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation for rocket attacks into southern Israel. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies.

The security situation in Israel tends to affect recreational activities of private automobile owners in Israel, and as a result, affects their consumption of petroleum products. Deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel. Additionally, a material customer of Dor Alon in the past few years has been the Palestinian Authority, and any deterioration in relations between Israel and the Palestinian Authority may lead to deterioration in trade relations between the Palestinian Authority and Israeli parties, including Dor Alon, which would adversely affect Dor Alon’s results of operations. Additionally, the supply of fuel to the Gaza Strip is affected by the restrictions imposed on Dor Alon by the Israeli Ministry of Security. Moreover, during 2009 the Ministry of Defense restricted the fuel supply from the fuel terminal at Nahal Oz, resulting in Dor Alon's having to supply fuel through the Kerem Shalom pass as well.

In addition, the general security situation in Israel affects the incoming and outgoing tourist industry in Israel and the airlines’ volume of activity, which in turn affects Dor Alon’s activities in supplying jet fuel to these airlines.

Dor Alon is exposed to fluctuations in the foreign exchange rate, interest rates and the consumer price index, which could materially adversely affect its financial results.

Dor Alon has loans in New Israeli Shekels, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and to the consumer price index linked debentures issued by Dor Alon, Dor Alon is exposed to changes in bank interest rates and in the Israeli consumer price index. Additionally, Dor Alon is exposed to fluctuations in the U.S. Dollar - New Israeli Shekel exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the U.S. Dollar). Changes in interest rates, in the Israeli consumer price index and in the U.S. Dollar - New Israeli Shekel exchange rate could materially adversely affect Dor Alon’s financial results.

Competition in the energy industry is intense, and an increase in competition in the market in which Dor Alon sells its products could adversely affect the earnings and profitability of Dor Alon.

Competition in the Israeli energy industry is intense and has even increased in recent years. Dor Alon’s major competitors are large fuel companies in Israel: Paz Oil Company Ltd. (“Paz”), The Delek Israel Fuel Corporation Ltd. (“Delek”) and Sonol Israel Ltd. (“Sonol”). The principal competitive factors affecting the retail fuel marketing business are location of retail outlets, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new retail outlets, procurement of petroleum products at competitive prices and the terms of agreement offered to fleet customers, real estate owners and/or owners of retail outlets.

With respect to its direct marketing operations, Dor Alon expects to face continued competition from Paz, Delek and Sonol, the gas companies Pazgas, Amisragas and Supergas, and small fuel marketing companies as well as other LPG marketing companies, consisting mainly of subsidiaries of Paz, Delek and Sonol. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Increases in competition may adversely affect the earnings and profitability of Dor Alon. In addition, Dor Alon may face competition from Oil Refineries Ltd., or ORL, after its privatization and increased competition from Paz which now owns one of the two oil refineries in Israel.

The privatization of ORL may have a material adverse effect on the profitability and results of operations of Dor Alon.

Prior to 2006, Oil Refineries Ltd., or ORL, an entity that was owned and operated by the State of Israel, owned and operated the only oil refineries in Israel, one of which is located in Ashdod and the other in Haifa. In 2006, ORL transferred assets related to the refinery in Ashdod to a newly formed company, Oil Refineries Ashdod Ltd., or ORA. In October 2006, ORA was sold to Paz, the largest fuel company in Israel. In 2007, a controlling interest in ORL, which holds the refinery located in Haifa, was sold to a group of investors that includes Israel Corporation Ltd. and Petroleum Capital Holdings, Ltd. and the remaining interest was sold to the public through a public offering of shares.

We believe that most of the refined products produced by ORA are supplied to Paz, while ORL constitutes the main source of supply for Dor Alon and other fuel companies in Israel. If ORL failed to supply refined products or supplied them at non-competitive prices, Dor Alon would have to increase the volume of refined petroleum products it imports. If Dor Alon cannot import such products in adequate quantities or at competitive prices, it would have a material adverse effect on the business and results of operations of Dor Alon.

In addition, a control order prescribes on a monthly basis a maximum consumer price for 95 octane gasoline. However, the removal of the control on prices at the ORA and ORL refinery gates enables the refineries to change the selling prices without limitation and on a daily basis. The limitation on consumer price without limitation on the refinery selling price may decrease the margin that Dor Alon is able to realize on the sale of 95 octane gasoline controlled products and may have a material adverse affect on the profitability of Dor Alon. The privatization of ORL may have a material adverse affect on the profitability and results of operations of Dor Alon. See “Business — Dor Alon Business—Recent Developments in the Israeli Fuel Market — Privatization of Oil Refineries Ltd. (ORL).”

Dor Alon is exposed to risks associated with changes in regulatory arrangements which may influence the financial results of Dor Alon.

Dor Alon’s activities are affected by regulatory changes which apply from time to time to the fuel industry in Israel, including with respect to the procurement of petroleum products by fuel companies, the price of petroleum products that are subject to regulation and maintenance of an emergency supply of fuel.

The removal of the regulation of prices at the gate of ORL as a result of the privatization of ORA allows the refineries to modify sole prices on a daily basis (and not on a monthly basis as had previously been the practice), while the prices of one of the products which Dor Alon sells (benzine octane 95) has remained regulated and is set once a month, which exposes Dor Alon to risks associated with the change of prices of refined products. Dor Alon may not be able to pass on to customers the increased costs of refined products.

Changes in the regulatory arrangements, as described above, or to new arrangements may influence the active results of Dor Alon.

Failure to obtain or maintain permits required for the operation of Dor Alon’s stores and retail outlets may require the closure of one or more stores or retail outlets.

The operations of Dor Alon require permits from municipal authorities in Israel, which are conditioned on the prior approval of various agencies, including the Ministries of Health and Environmental Protection, and the police and fire departments. Also, some of Dor Alon’s retail outlets require permits that have not yet been obtained, or have expired or require renewal.

Dor Alon may incur costs to comply with petroleum product and environmental regulatory controls related to its operating activities.

The sale and distribution of petroleum products in Israel are subject to extensive regulation and supervision that are focused on preventing potential harm to the environment (principally water, air and soil contamination) and maintaining public safety. Petroleum products are classified, under certain circumstances, as hazardous materials that are potentially contaminating. Therefore, handling and dealing with these products in Israel is subject to regulation and supervision. In recent years, enforcement of the laws in Israel concerning environmental issues has become more stringent. These developments will likely increase the costs required to construct and maintain Dor Alon’s retail outlets and private gas stations.  If Dor Alon does not comply with the abovementioned regulatory controls, it may be subject to litigation by regulatory authorities, third party claims, class action lawsuits and other litigation against it. Furthermore, defending ourselves against regulatory violations alleged by regulatory authorities or consumers may in the future require substantial financial and management resources.

The introduction of natural gas to the market and the transition of many consumers to alternative fuels could reduce demand for Dor Alon’s products.

The transition of many consumers to alternative fuels and substitute products in Israel, such as natural gas, could reduce demand for Dor Alon’s products, especially in the industrial and institutional sector. The transition to natural gas is due to, among other reasons, the relative cleanliness of natural gas as compared to other fuels, and the fact that the sources of natural gas are in close proximity to Israel and are relatively inexpensive as compared to alternative fuels.

To the best of Dor Alon’s knowledge, natural gas is supplied to a number of clients in Israel, including the Israeli Electric Company, power stations and large plants. The State of Israel has already published tenders for natural gas distribution rights in several areas in the country, and recently completed two such tenders (of the six planned). In addition, to the best of Dor Alon’s knowledge, the EMG Company has entered into a deal with the Israeli Electric Company for the supply of natural gas from Egypt to Israel, and it began to supply natural gas in the third quarter of 2008.

 The marketing of natural gas or other products that may serve as alternatives to Dor Alon’s products, and the marketing of such products may adversely affect the volume of Dor Alon’s direct-marketing sales.

Changes to the requirements regarding the storage of civil and/or security fuel supply

Pursuant to the Law of Arrangements for the Nation’s Market (Legislative Regulations Adopted in Order to Achieve Budgetary and Economic Policy Goals for FY2001), 2001, or the Arrangements Law, fuel companies are required to maintain, at their own expense, a supply of fuel in the amount determined by the Minister of National Infrastructures in consultation with the Ministers of Defense and the Treasury. Under applicable regulations (the “Arrangements Regulations”), a fuel company must maintain a supply of diesel fuel that is not an emergency supply, or the Civilian Supply.  The amount of diesel fuel that it must maintain for the Civilian Supply is the greater of the following: 2,300 tons of diesel fuel or the amount of diesel fuel that is consumed within 45 days, as set forth in the Regulations. Dor Alon has been registered in the Fuel Administration’s registry since 2001.

Any fuel company which held an emergency supply of fuel prior to the ratification of the Arrangements Regulations,  pursuant to the Inspection of Commodity and Services Order (Arrangements in the Fuel Market),- 1988,  will continue to hold this supply as a security supply, or the Emergency Security Supply, subject to and in accordance with the instructions of the Arrangements' Regulations. In addition, the Arrangements' Regulations set forth that companies which hold an Emergency Security Supply are prohibited from using it for its ongoing needs. The Fuel Administration will reimburse the any such companies for financing and maintenance expenses relating to the Emergency Security Supply.

Following a petition to the Israeli Supreme Court filed by Dor Alon regarding the provisions of the Arrangements Law, the Israeli Supreme Court determined that the guidelines prior the ratification of the Arrangements Regulations still apply, and therefore fuel companies are required to maintain only Emergency Supplies. In November 2002, the Israeli Supreme Court approved an agreement between Dor Alon and the State of Israel, pursuant to which fuel companies were required to maintain only Emergency Supplies; however, the State of Israel had the right to change the existing situation by providing sixty days' notice, while preserving the parties' right to appeal again to the Israeli Supreme Court on this matter.

In June 2008, Dor Alon signed an agreement with the State of Israel for a period of five years, according to which the size of the required Emergency Security Supply storage was increased and a formula for the return of the expenses incurred in holding the Emergency Security Supply was set.

Dor Alon is dependent on the Palestinian Authority as a principal customer, if sales to the Palestinian Authority are interrupted, it may have a material adverse effect on the results of operations of the direct marketing sector.

Dor Alon provided oil distillates to the Palestinian Authority on an exclusive basis from 1994 to 2006. In August 2004, Dor Alon signed a supply agreement with the Palestinian Authority that replaced the agreement from 1994 (the “2004 Agreement”). According to an agreement reached in December 2006 (the “December 2006 Agreement”), Dor Alon is to continue to exclusively provide certain petroleum products to the Gaza Strip alone, for a period of two years starting on January 1, 2007. Since January 1, 2009, Dor Alon has continued to provide petroleum products to the Palestinian Authority on the same terms as the December 2006 Agreement.

In October 2008, the Ministry of Defense imposed certain restrictions on Dor Alon, following which Dor Alon ceased to provide certain petroleum products to the Gaza Strip (while continuing to provide other products). Following Israel’s December 2008 military operation in the Gaza Strip, there was a sharp decrease in sales to the Palestinian Authority, and Dor Alon’s gross profits decreased as a result of the decrease in fuel prices during the operation. Commencing July 2009, Dor Alon was allowed to renew providing petroleum products to the Palestinian Authority, subject to certain limitation imposed by the Ministry of Defense.

In 2007 and 2008, sales to the Palestinian Authority represented 14% and 12% of Dor Alon’s consolidated net sales, respectively. In addition, as a result of operation "Cast Lead", sales to the Palestinian Authority in 2009 decreased to 8% of Dor Alon’s consolidated net sales. The decrease in activity with the Palestinian Authority from 2007 to 2009 decreased the volume of credit Dor Alon used for this activity and its exposure to customer credit risks, but caused a decrease in Dor Alon’s profitability in the direct marketing sector for 2008 and 2009. If sales to the Palestinian Authority were to be interrupted again in the future it may have a material adverse effect on the results of operations of Dor Alon’s direct marketing sector.

Dor Alon is exposed to customer credit risk that may increase with future increases in the price of petroleum products.

Currently, accepted practice in the fuel marketing industry in Israel is to grant customers (especially fleet customers and commercial customers) a credit line for the purchase of products for extended periods without any security interest. Dor Alon grants customers credit for up to 90 days. During 2009, Dor Alon had an average of NIS 830 million in outstanding customer credit (41 credit days). As a result of the extension of customer credit Dor Alon is exposed to the risk of delayed collections and nonpayment of debt.

In early 2006, Dor Alon had a dispute with the Palestinian Authority involving a delayed payment of approximately $27 million. As a result, Dor Alon suspended fuel deliveries to the Palestinian Authority until payment was made. In December 2006, Dor Alon and the Palestinian Authority entered into an amended supply agreement pursuant to which Dor Alon will continue to supply petroleum products to the Palestinian Authority for a two-year period commencing January 1, 2007, but only in the Gaza Strip.    Under the amended supply agreement, the parties also agreed to shorten the credit term available to the Palestinian Authority from Dor Alon and to decrease the margins charged on petroleum products by Dor Alon.  In 2008 and 2009, sales to the Palestinian Authority decreased. For more information on the effects of this decrease on Dor Alon, see the risk factor above entitled “- Dor Alon is dependent on the Palestinian Authority as a principal customer, if sales  to the Palestinian Authority are interrupted, it may have a material adverse effect on the results of operations of the direct marketing sector.”

Increases in the price of petroleum products and in excise taxes as well as competition in the industry in which Dor Alon operates, lead to increases in the amount of credit granted to customers, thus leading to a potential increase in the exposure to credit risks and increase in Dor Alon’s financing costs.

Increases in the price of petroleum products and in excise taxes are also expected to lead to an increase in Dor Alon working capital requirements as a result of an increase in customer credit.  This will require Dor Alon to obtain additional credit lines. Inability to obtain such additional credit lines may limit Dor Alon’s ability to conduct its business.

Rights to gas stations in the Dor Alon Chain are subject to agreements with third parties who may not renew the agreements or worsen their terms which could affect Dor Alon's profitability.

The majority of gas stations in the Dor Alon chain are stations owned by third parties with whom Dor Alon entered into agreements to rent and operate pumping stations or to supply fuel to such.  The expiration of such agreements may result in the owners of stations not renewing their agreements with Dor Alon and entering into agreements with other gas companies, or the owners of the stations may worsen the terms of the agreements with Dor Alon, which would result in a loss of profits.

The cancellation of the agreement with BSI for the procurement of products for Dor-Alon’s convenience stores, by the Israeli Anti-Trust Commissioner, may lead to an increase in Dor Alon’s costs in procuring such products.

Since May 2004, Dor Alon Operating Service Stations Ltd., a subsidiary of Dor Alon, has been purchasing from BSI food and non food products marketed in the convenience stores of Dor Alon and its subsidiaries. The agreement to purchase said products is for a period of 5 years, following which it will be automatically renewed unless cancelled by one of the parties (the “Purchase Agreement”). The convenience stores that are not operated directly by Alon have also joined the Purchase Agreement.

Following Alon’s purchase of BSI, the Israeli Anti-Trust Commissioner ruled that he will have the authority, subject to certain conditions and considerations, to order Alon and BSI to separate completely the activities of BSI and the activities of Dor Alon, so far as they relate to Alonit stores and the purchase of goods for Alonit stores.  This authority includes the ability to order that no cooperation should exist between that two with respect to obtaining supplies for BSI and Alonit.

Following Dor-Alon’s purchase of AM:PM in 2007, the Purchase Agreement was broadened to include AM:PM stores, and most of the products sold in such stores are purchased from BSI.

The cancellation of the Purchase Agreement by the Israeli Anti-Trust Commissioner, may lead to an increase in Dor Alon’s costs in procuring the products sold in its Alonit and AM:PM stores.

Some of Dor Alon’s convenience stores operate on the Jewish Sabbath, holidays and nights, if Dor Alon is required to close some of its stores at these times, it may have an adverse affect on its results of operations.

Most of Dor Alon’s fueling stations and some of its convenience stores operate on the Jewish Sabbath (Saturday). According to Section 9 to the Hours of Work and Rest Law, 1951, or the Work and Rest Law, the employment of Jewish workers on Saturday is subject to a permit issued by the Labor Minister. Dor Alon does not possess such a permit. The Work and Rest Law also prohibits a store owner from trading in his store during the days of rest as they are defined in the Arrangements of Government and Law Ordinance, 1948.

Anyone who employs workers in violation of the Work and Rest Law, is subject to a fine or imprisonment of up to a year, or both. According to the Administrative Offence Regulations, a violation of Section 9 or 9A to the Work and Rest Law is an administrative offence subject to an administrative fine.

The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. To Dor Alon’s knowledge, in the cities in which AM:PM operates there are municipal regulations limits their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night. If some of these stores or fueling stations are required to close on Saturdays or at night, it may have an adverse affect on Dor Alon’s results of operations.

The involvement of the Israeli Anti-Trust Commissioner in the Israeli fuel industry may restrict Dor Alon’s activity and its expansion by way of acquiring businesses and companies in its field of activity.

In the past, the Israeli Anti-Trust Commissioner has become involved in the fuel industry on a number of occasions, including in relation to the privatization of ORL, exclusivity agreements involving Paz, Delek and Sonol and in approving the acquirement of a controlling stake in Dor Alon by Alon. In each of these cases, the Israeli Anti-Trust Commissioner imposed restrictions on the companies involved relating to their activities in the fuel industry.

Continued involvement by the Israeli Anti-Trust Commissioner in the Israeli fuel industry in the future may restrict Dor Alon’s future operations as well as limit its ability to expand by acquiring businesses and companies.

THE BSI ANNUAL MEETING

Purpose of the BSI Special Meeting

At the Annual Meeting, shareholders will be asked to consider and vote upon a proposal to (i) approve the terms and conditions of the Share Purchase Agreement, dated as of May 17, 2010 by and between BSI and Alon, and approve the Acquisition and the Dividend Distribution, (ii) elect directors to BSI’s Board of Directors, (iii) appoint IRPAF for the year 2010, (iv) approve the change of BSI’s name to Alon Holdings - Blue Square Israel Ltd., and authorize the management of BSI to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to BSI’s articles of association and/or memorandum of incorporation to reflect such name change; and (v) consider the Financial Statements of BSI for the fiscal year ended December 31, 2009, and such other business and matters or proposals as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

An English translation of the Share Purchase Agreement is attached to the accompanying proxy statement as Annex A.

Under the terms of the Share Purchase Agreement, in consideration for each share held by Alon in Dor Alon, BSI is to issue to Alon 1.8 ordinary shares of BSI, and in exchange for all the Transferred Shares, BSI is to issue to Alon approximately 20,327,710 ordinary shares of BSI. Immediately following the Acquisition, Alon will beneficially own in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of BSI (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other BSI shareholders will own approximately 21.56% of the outstanding ordinary shares of BSI (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition), Dor Alon will become a majority-owned subsidiary of BSI and its shares will continue to trade on the TASE.

As a condition to the closing of the Share Purchase Agreement, the Board of Directors of BSI also intends to declare an aggregate cash dividend of NIS 800 million, or approximately US$206.7 million. The dividend will be financed by NIS 400 million in cash and by NIS 400 million in long-term debt.  This represents a dividend of approximately NIS 12.32, or approximately US$3.18, per BSI ordinary share, to be paid to BSI’s shareholders. The dividend per share is subject to change based on the numbers of shares outstanding on the record date for the Dividend Distribution. The dividend is expected to be made following the abovementioned issuance of BSI ordinary shares to Alon and is conditioned thereon.

Because the proposed dividend would not meet the “Profit Criterion” under which a company may distribute dividend under the Israeli Companies Law, the proposed dividend, would require court approval by the Israeli District Court. The court will approve the distribution of the dividend provided that there is no reasonable doubt that such distribution might deprive BSI of its ability to pay its existing and anticipated debts when the time comes for such payment, which is also known as the “Ability to Pay Criterion”. BSI intends to file the applicable request of approval with the Israeli District Court. Under Israeli law, during a 30-day period, creditors of BSI would then be able to file any objection to BSI’s request.

Under the terms of the Acquisition, the distribution of the dividend is subject to the closing of the share purchase, and the closing of the share purchase is subject to the approval of the dividend by the court.

Date, Place and Time

The Annual Meeting will be held on June 28, 2010 at the corporate offices of BSI at 2 Amal Street, Rosh Ha’ayin 48092, Israel, commencing at 3:30 p.m., Israel time, and at any adjournments or postponements thereof.

Record Date

The close of business on May 25, 2010 has been fixed as the record date for the Annual Meeting for determining shareholders entitled to vote at the Annual Meeting and any and all adjournments thereof.

Voting Rights; Quorum

On the record date, BSI had outstanding 44,602,386 ordinary shares, nominal value NIS 1.0 per share, that are entitled to vote on approval of the transactions. Shareholders of record at the close of business on May 25, 2010 are entitled to notice of, and to vote at, the Annual Meeting and any adjournment thereof.

Joint holders of shares should take note that, pursuant to the Articles of Association of BSI, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in BSI’s Register of Shareholders.

Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of BSI, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of shares represented.

Proxies and Voting

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the Annual Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by BSI at least two (2) business days prior to the Annual Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Annual Meeting or any adjournment or postponement thereof. The chairman of the Annual Meeting may, at his or her discretion, accept a proxy after such time. A proxy appointment will also be valid for an adjourned meeting to which the proxy appointment relates, unless otherwise provided in the proxy appointment. If the adjournment exceeds 21 days, a new notice must be given. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with BSI (in the case of holders of ordinary shares) or with The Bank of New York Mellon (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date. If the shareholder holds its shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled “Note for shareholders in street name” below. Merely attending the Annual Meeting will not revoke the proxy.

Shareholders who attend the Annual Meeting may revoke their proxies and vote their shares in person. If a shareholder has instructed a broker to vote the shareholder’s shares, such shareholder must follow directions received from the broker to change the vote.

Shareholders registered in BSI’s shareholders register in Israel and shareholders who hold shares through members of the TASE, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to BSI’s offices. Shareholders registered in BSI’s shareholders register in Israel and shareholders who hold shares through members of the TASE who vote their shares by proxy must also provide BSI with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver BSI an ownership certificate confirming their ownership of BSI’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

If a shareholder fails to vote by proxy or in person, the shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of the transaction and, accordingly, such shares shall not be counted in calculating the percentage of affirmative votes required for approval of the Acquisition. If a shareholder instructs in a proxy that it wishes to abstain from voting its shares on a specific proposal, the shares represented by such proxy will be deemed as neither a vote “for” nor “against” the proposal considered at the Annual Meeting, although they will be counted in determining whether a quorum is present

If no indication of a vote is made on the proxy, BSI ordinary shares represented by the proxy will be voted in favor of the matters described above.

IF A SHAREHOLDER CHOOSES TO VOTE BY PROXY, BSI MUST RECEIVE THE PROXY AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE ANNUAL MEETING.

Note to shareholders in street name

Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other record holder (except shareholders who hold shares through members of the TASE), must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Annual Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Recommendation of BSI’s Board of Directors

The BSI Audit Committee, consisting of independent directors, recommended approval of the Acquisition, Share Purchase Agreement, and Dividend Distribution to the BSI Board of Directors.

The BSI Board of Directors believes that the Acquisition, Share Purchase Agreement, and Dividend Distribution are advisable and fair to you and are to the benefit of BSI, and the BSI Board of Directors unanimously recommends that you vote “FOR” the Proposals.

Vote Required

Approval of each of the Proposals requires the affirmative vote of a majority of the shares represented at the voting.

In addition, to approve the Proposal relating to the Share Purchase Agreement, the Acquisition, and the Dividend Distribution either:

(i)
the majority vote at the Annual Meeting must include at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the Annual Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in BSI.

Approval of Proposal 4 relating to the change of BSI’s name and the applicable amendment to BSI’s articles of association and/or memorandum of incorporation to reflect such name change requires the affirmative vote of a majority of 75% of the of the total votes of shareholders participating in the Annual Meeting (not including abstentions).

Alon Retail Ltd., which owns 30,604,303 of BSI's outstanding ordinary shares (approximately 68.62% of BSI’s outstanding ordinary shares as of May 25, 2010), has agreed to vote in favor of each of the Proposals. Because Alon Retail Ltd. is an indirect wholly owned subsidiary of Alon, the shares of Alon Retail Ltd. will be counted in calculating the number of votes of shareholders having a personal interest in the transaction, as described above.

Solicitation of Proxies

The Board of Directors of BSI is soliciting proxies for use at the Annual Meeting. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of BSI, none of whom shall receive additional compensation thereof, may solicit proxies by telephone, telegram or other personal contact. BSI shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, BSI is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that BSI is subject to those proxy rules.

The matters to be considered at the Annual Meeting are of great importance to the shareholders of BSI. Accordingly, BSI shareholders are urged to read and carefully consider the information presented in this proxy statement, and to complete, date, sign and promptly return the enclosed proxy in the enclosed pre-addressed envelope.

INFORMATION ABOUT BSI

Blue Square- Israel Ltd.
2 Amal Street
Rosh Ha’ayin 48092, Israel
Telephone: 972-3-928-2222

BSI was incorporated in June 1988 as a company under the laws of the State of Israel. In 1996, BSI completed its initial public offering and its American Depositary Shares (“ADSs”) were listed for trading on the NYSE. In November 2000, BSI’s ordinary shares were listed for trading on the TASE.

BSI’s principal executive offices are located at 2 Amal Street, Rosh Ha’ayin 48092, Israel, its telephone number is 972-3-928-2222, and its website address is www.bsi.co.il.

BSI is the second largest food retailer in the State of Israel. BSI also operates in the “Non-Food” sector, selling “Non-Food” items both in its supermarkets and in stand alone retail outlets. BSI also operates in the yield-generating commercial real estate sector, in which it owns, leases and develops yield-generating commercial properties, principally through its subsidiary, BSRE. In addition, during 2010, BSI intends to enter into the residential building sector, primarily in Israel.

As of December 31, 2009, BSI has 463 food and non-food retail outlets (partly through franchisees) with brands including “Mega Bool”, “Mega In Town”, “Mega”, “Shefa Shuk”, “Eden Nature Market” and a number of “Non-Food” chains under the control of Bee Group Retail Ltd ("Bee Group"). Through its supermarkets, BSI offers a wide range of supermarket goods such as food and beverages products and also “Non-Food” items, such as houseware, toys, home textile products, small electrical appliances, computers and computer accessories, entertainment and leisure products, and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs. As of the date of this proxy statement, BSI has established toy and houseware sections within most of its large stores.

As of December 31, 2009, BSI (through its consolidated subsidiaries, including Mega Retail) owned and operated 203 supermarkets under the brand names Mega Bool, Mega, Mega in Town, Shefa Shuk and Eden Market. As of May 15, 2010, BSI owned and operated 207 supermarkets under the brand names Mega Bool, Mega, Mega in Town, Shefa Shuk and Eden Nature through Mega Retail.  These store formats are primarily differentiated by their store size, location and target customers. As of December 31, 2009, BSI (through its consolidated subsidiaries, including Mega Retail) operated 47 Mega Bool, 11 Mega Stores, 119 Mega in Town stores, 17 Shefa Shuk stores and 9 Eden Nature stores. The mix of products of each supermarket format varies to address the preferences of its target customers.

BSI activities are carried out through its consolidated subsidiaries, the largest of which are Mega Retail, which has food retail activities, Bee Group, which conducts non-food retail activities, and BSRE, which owns and invests in commercial real estate. As of December 31, 2009, BSI owned 100% of the outstanding shares of Mega Retail, 85% of the outstanding shares of Bee Group, and approximately 78.35% of the outstanding shares of BSRE. The balance of the BSRE shares is publicly held and traded on the TASE. Mega Retail and its direct and indirect subsidiaries, are the owners of 203 of the supermarkets of BSI and its consolidated subsidiaries.

As of May 15, 2010, Bee Group and its direct and indirect subsidiaries are the owners of 76 of our non-food retail stores, while the remaining 190 of our non-food retail stores are owned and operated by franchisees of Bee Group and its subsidiaries.

In addition, through Bee Group, BSI holds the controlling interest in Vardinon Textile Ltd., and Naaman Porcelain Ltd, both of which are publicly held and traded on the TASE.

For more information on BSI, see “Where You Can Find More Information” beginning on page 109.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

On May 17, 2010, BSI and Alon Israel Oil Co. (hereafter Alon) entered into a Share Purchase Agreement pursuant to which BSI agreed to purchase from Alon its approximately 80% equity interest in Dor Alon Energy In Israel (1988) Ltd. (hereafter – Dor Alon).  In exchange for Dor Alon shares, BSI is to issue to Alon 1.80 BSI ordinary shares for each share of Dor Alon, and in the aggregate BSI will issue approximately 20,328 thousand shares that will significantly increase the issued and outstanding share capital of BSI. Following the Acquisition, BSI is to distribute dividend in an amount of NIS 800 million not out of profit, of which approximately NIS 400 million will derive from working capital and NIS 400 million will derive from long term debt. The Acquisition and the dividend are subject to approvals as required by law.

Presented below are the unaudited pro forma condensed consolidated statements of financial position of BSI as of December 31, 2009 and the unaudited pro forma condensed consolidated statement of income of BSI for the year ended December 31, 2009. The unaudited pro forma condensed consolidated statements of financial position have been prepared as though the Acquisition of Dor Alon and the dividend distribution had occurred as of December 31, 2009. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2009 has been prepared as though the Acquisition of Dor Alon and the dividend distribution occurred as of January 1, 2009. The assumptions underlying the pro forma adjustments are described in the accompanying notes.

The unaudited condensed consolidated pro forma financial information has been prepared based upon the following:

•
the audited consolidated financial statements of BSI as of and for the year ended December 31, 2009, which have been prepared in accordance with IFRS as issued by the IASB and are incorporated by reference into this proxy statement; and

•
the audited consolidated financial statements of Dor Alon as of and for the year ended December 31, 2009, which have been prepared in accordance with IFRS as issued by the IASB and are included elsewhere in this proxy statement.

The estimated purchase price for the Acquisition of Dor Alon is NIS 919 million based on BSI's ordinary share price of NIS 45.23 (based on the closing price as of May 23, 2010 at Tel Aviv Stock Exchange). In addition, it is estimated that the costs incurred in connection with the Acquisition will be approximately NIS 2.0 million. The actual purchase price will be determined at the completion date based on the BSI ordinary share price on that date and accordingly will vary from that used in the preparation of the pro forma financial information. A 10% increase in the BSI ordinary share price from the price of NIS 45.23 per share used in preparing the pro forma financial information would result in an increase of NIS 91.9 million in the goodwill recognized and BSI Equity. A 10% decrease in the BSI ordinary share price used in the pro forma financial information would result in a decrease of NIS 91.9 million in the goodwill recognized and BSI Equity.

The Acquisition will be accounted for by BSI using the acquisition method pursuant to IFRS 3R, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. As of the date of this proxy statement, the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price have not been completed. Accordingly, BSI has allocated the total estimated purchase price, calculated as described under “Note 3 to Unaudited Condensed Consolidated Pro Forma Financial Information,” to the assets acquired and liabilities assumed, based on preliminary estimates of their fair values. A final determination of these fair values will reflect, among other things, BSI’s consideration of a final valuation based on the actual net tangible and intangible assets, such as customer relationships, brand names and goodwill that exist as at the closing date of the Acquisition. Any final adjustment will change the allocation of the purchase price, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited condensed consolidated pro forma financial information.

The unaudited pro forma adjustments give effect to events that are directly attributable to the Acquisition and are factually supportable. The unaudited pro forma condensed consolidated financial information is presented for information purposes only and reflects estimates and assumptions made by BSI’s management that it considers reasonable. It does not purport to represent what BSI’s actual results of operations or financial condition would have been had the Acquisition occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited condensed consolidated pro forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with BSI's acquisition of Dor Alon.

The accompanying unaudited condensed consolidated pro forma financial information as of December 31, 2009 and for the year then ended should be read in conjunction with: (i) “Selected Consolidated Financial Data of BSI” on page 17 of this proxy statement and “Selected Consolidated Financial Data of Dor Alon” on page 21 of this proxy statement; (ii) the historical consolidated financial statements of BSI for the year ended December 31, 2009 submitted on Report of Foreign Private Issuer on Form 6-K, dated May 17, 2010, and the Report of Foreign Private Issuer on Form 6-K  containing BSI's financial results for the year ended December 31, 2009, both of which are incorporated herein by reference; (iii) the historical consolidated financial statements of Dor Alon attached as Annex C to this proxy statement; and (iv) the Director's Reports of the Company's Affairs for Dor Alon attached as Annex D to this proxy statement.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31, 2009
	Historical BSI	Historical Dor Alon	Pro Forma Adjustments	Note	Pro Forma Consolidated	Pro Forma Consolidated
	NIS in thousands					US dollars in thousands(10)
ASSETS
Current Assets:
Cash and cash equivalents	612,227	49,305	(408,000)	4,6	253,532	67,161
Short-term bank deposit	67	112,788	-		112,855	29,895
Investment in securities	212,912	92,015	-		304,927	80,775
Trade receivables	809,783	897,545	(52,833)	7	1,654,495	438,277
Other accounts receivable	69,504	60,072	(7,194)	7	122,382	32,419
Related parties	-	26,070	-		26,070	6,906
Derivatives financial instruments	9,690	9,572	-		19,262	5,103
Income taxes receivable	84,274	39,651	(7,862)	6	116,063	30,745
Inventories	514,858	120,713	-		635,571	168,363
Total current assets	2,313,315	1,407,731	(475,889)		3,245,157	859,644

Non-Current Assets:
Property, plant and equipment	1,757,718	792,660	-		2,550,378	675,597
Investment property	424,936	-	-		424,936	112,566
Goodwill	301,265	150,688	502,117	3a	954,070	252,734
Intangible assets	301,157	98,446	339,761	3b, 3c	739,364	195,858
Loans receivable, net of current maturities	-	101,951	48,828	6	150,779	39,941
Available for sale financial assets	-	66,785	(32,194)	6	34,591	9,163
Investments in associates	4,878	1,654	-		6,532	1,730
Other long-term receivables	1,326	25,233	-		26,559	7,035
Derivatives financial instruments	12,691	4,040	-		16,731	4,432
Deferred taxes	45,991	11,758	12,793	6	70,542	18,687
Total non-current assets	2,849,962	1,253,215	871,305		4,974,482	1,317,743
Total assets	5,163,277	2,660,946	395,416		8,219,639	2,177,387

	December 31, 2009
	Historical BSI	Historical Dor Alon	Pro Forma Adjustments	Note	Pro Forma Consolidated	Pro Forma Consolidated
	NIS in thousands					US dollars in thousands(10)
LIABILITIES AND EQUITY
Current Liabilities:
Credit and loans from banks and others	274,598	391,869	66,667	4	733,134	194,208
Current maturities of debentures and convertible debentures	76,698	178,451	3,670	3d	258,819	68,561
Trade payables	917,585	351,976	-		1,269,561	336,308
Other accounts payable and accrued expenses	494,929	177,136	2,000	8	674,065	178,560
Related parties	-	67,800	(60,027)	7	7,773	2,059
Customers' deposit	-	31,004	-		31,004	8,213
Derivatives financial instruments	-	543	-		543	144
Income taxes payable	6,051	979	-		7,030	1,862
Provisions	51,298	11,793	-		63,091	16,713
Total current liabilities	1,821,159	1,211,551	12,310		3,045,020	806,628
Non Current Liabilities:
Long-term loans from banks, net of current maturities	596,721	359,017	333,333	4	1,289,071	341,476
Convertible debentures, net of current maturities	142,021	91,881	22,830	3d,9	256,732	68,009
Debentures, net of current maturities	1,251,333	668,109	59,000	3d	1,978,442	524,091
Derivatives financial instruments	7,591	152	-		7,743	2,051
Liabilities in respect of employee benefits, net of amounts funded	47,249	2,445	-		49,694	13,164
Other liabilities	19,168	712	-		19,880	5,266
Deferred taxes	56,205	499	52,924	3g	109,628	29,041
Total long-term liabilities	2,120,288	1,122,815	468,087		3,711,190	98.,098
Total liabilities	3,941,447	2,334,366	480,397		6,756,210	1,789,726
Equity:
Equity attributable to equity holders of the Company:
Ordinary shares	57,438	25,953	(5,625)	3f	77,766	20,600
Additional paid-in capital	1,030,259	240,985	(141,890)	3f	1,129,354	299,167
Other reserves	5,676	-	-		5,676	1,504
Less - cost of Company's shares held by the Company and it's subsidiary	-	(44,450)	44,450	3f	-	-
Retained earnings (Accumulated deficit)	(64,964)	104,092	(126,592)	3f,8,9	(87,464)	(23,169)
	1,028,409	326,580	(229,657)		1,125,332	298,102
Non controlling interest	193,421	-	144,676	3f	338,097	89,559
Total equity	1,221,830	326,580	(84,981)		1,463,429	387,661
Total liabilities and equity	5,163,277	2,660,946	395,416		8,219,639	2,177,387

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

	For the Year Ended December 31, 2009
	Historical BSI	Historical Dor Alon	Pro Forma Adjustments	Note	Pro Forma Consolidated	Pro Forma Consolidated
	NIS in thousands					US dollars in thousands(10)
Sales	7,349,076	6,246,905	(28,061)	7	13,567,920	3,594,151
Less government levies	-	(2,543,303)	-		(2,543,303)	(673,723)
Net sales	7,349,076	3,703,602	(28,061)		11,024,617	2,920,428
Cost of sales	5,291,012	2,921,593	(13,052)	7	8,199,553	2,172,067
Gross profit	2,058,064	782,009	(15,009)		2,825,064	748,361
Selling, general and administrative expenses	1,817,099	596,418	6,359	3e,7	2,419,876	641,027
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	240,965	185,591	(21,368)		405,188	107,335
Other gains	4,699	-	-		4,699	1,245
Other losses	(32,803)	(2,610)	-		(35,413)	(9,381)
Net gain from adjustment of investment property to fair value	20,775	-	-		20,775	5,503
Operating profit	233,636	182,981	(21,368)		395,249	104,702

Finance income	64,780	27,107	(1,018)	5	90,869	24,071
Finance expenses	177,454	132,582	7,349	3e, 4	317,385	84,076
Finance expenses, net	(112,674)	(105,475)	(8,367)		(226,516)	(60,004)
Share in profit (loss) of associates	(37)	80	-		43	11
Income before taxes on income	120,925	77,586	(29,735)		168,776	44,709
Taxes on income	23,124	19,924	(530)	3e, 4, 5	42,518	11,263

Profit for the year	97,801	57,662	(29,205)		126,258	33,446

Attributable to:
Equity holders of the company	77,163		17,307		94,470	25,025
Non – controlling interest	20,638		11,150		31,788	8,421
Net income per Ordinary share attributed to Company shareholders or ADS:
Basic(1)	1.77				1.48	0.39
Fully diluted earnings(1)	1.77				1.48	0.39
Weighted average number of shares or ADS used for computation of income per share:
Basic and Fully diluted (1)	43,558,614		20,327,710		63,886,324	63,886,324

(1) The weighted average number of shares outstanding during the period has been adjusted to give effect to shares to be issued as consideration for the transaction as if the acquisition had taken place as of January 1, 2009.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1.
Historical BSI and Dor Alon Information

Represents the historical condensed consolidated statements of financial position and condensed consolidated statement of income, which have been extracted from the audited consolidated financial statements of BSI and Dor Alon, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board, or IASB, and are incorporated by reference or included elsewhere in this proxy statement.

Note 2.

On January 2008, the IASB, issued IFRS 3R, which replaced IFRS 3 "Business Combinations". IFRS 3R is effective for transactions for which the acquisition date is on or after financial years commencing on or after July 1, 2009. The amended standard continues making use of the purchase accounting method in accounting for business combinations. For the purpose of pro forma information this acquisition was treated by way of retrospective implementation of IFRS 3R.

Note 3.
Adjustments to Reflect the Accounting for the Proposed Acquisition of Dor Alon by BSI

Under the purchase method of accounting, the total consideration of NIS 919 million allocated to Dor Alon’s identifiable tangible and intangible assets and liabilities assumed based on their estimated fair values as of the date of the completion of the transaction.

(a)	The purchase price is preliminarily allocated to Dor Alon’s assets acquired and liabilities assumed, as follows:

	As of December 31, 2009
	Book value of net assets acquired (1)	Adjustments (2)		Fair value	Estimated useful life
		(in NIS thousands)			Years
Current assets	1,391,869	-		1,391,869
Brand names	4,635	155,365	(b)	160,000	12-16
Customer relationships	1,604	64,396	(b)	66,000	8-12
Operating leases	-	100,000	(b)	100,000	5-24
Other intangible assets	16,775	-		16,775
Goodwill	150,688	502,117	(3)	652,805
Operating leases from ILA	75,432	20,000	(c)	95,432	25-80
Deferred taxes	11,758	-		11,758
Other non-current assets	1,021,750	-		1,021,750
Current liabilities	(1,211,551)	(3,670	)(d)	(1,215,221)	1
Deferred taxes	(499)	(52,924	)(g)	(53,423)
Other non-current liabilities	(1,122,316)	(61,330	)(d)	(1,183,646)	3-6
Net assets acquired	340,145	723,954		1,064,099
Non controlling interest				144,676
Purchase price				919,423

(1)	Represents the carrying value of net assets acquired as of December 31, 2009, after the transfer of the oil activity, see note 6.

(2)	Represents the amount required to adjust the book value of net assets acquired to their estimated fair values. For additional information regarding these adjustments, refer to the notes b-g below.

(3)	Represents goodwill arising on the acquisition as a result of the excess aggregate purchase price over the fair value of net assets acquired.

(b)	The estimated fair values of intangible assets established in purchase accounting by type are included below:

All amounts in NIS thousands
Fair value of intangible assets acquired:
Brand names	160,000
Customer relationships	66,000
Operating leases from ILA	95,432
Operating leases	100,000
421,432

Less: book value of intangible assets acquired	(81,671)
Fair value adjustment	339,761

(c)
Represents a fair value of prepaid expenses in respect of operating leases from the Israeli Land Administration (ILA). According to IAS 17R from January 1, 2010 most of the lease arrangements of land that is leased from the ILA will be retrospectively reclassified as financial leases, this amendment is not reflected in the condensed consolidated pro forma statement of financial position.

(d)	Represents a fair value acquisition adjustment of Dor Alon's debentures and convertible debentures in the total amount of NIS 65 million (including NIS 3.7 million current maturities).

(e)
Represents amortization of the fair value of intangible assets acquire, the depreciation of operating leases fair value step up and the amortization of additional debt premium. Calculation of pro forma amortization expense is as follows (NIS in thousands):

Year ended December 31, 2009
Acquired identifiable assets assumed:
Brand names	10,667
Customer relationships	6,600
Operating leases	5,000
Operating leases from ILA	333
22,600
Acquired identifiable liabilities assumed -
Debentures and convertible debentures	49,337
Tax on income	(511)

	Reversal of historical expense	Amortization of assets and liabilities in purchase accounting	Pro Forma adjustments
Allocated to:
Selling, general and administrative expenses	(1,232)	22,600	21,368
Financial expenses	(72,671)	49,337	(23,334)

(f)	Adjustments to the equity balance consist of the following:

	Share capital	Share premium and other reserves	Cost of Company's shares held by the Company and it's subsidiary	Retained earnings	Non controlling interest	Total
	(in NIS thousands)
Elimination of Dor Alon historical equity adjusted for the transfer of the oil activity	(25,953)	(240,985)	44,450	(117,657)	-	(340,145)
Transfer of the oil activity(3)	-	-	-	13,565	-	13,565
Newly issued equity (1)	20,328	899,095	-	-	-	919,423
Less dividend distribution	-	(800,000)	-	-	-	(800,000)
Adjustment for transaction costs	-	-	-	(2,000)	-	(2,000)
Adjustment of the conversion component embedded in convertible debentures of BSI due to dividend distribution(4)	-	-	-	(20,500)	-	(20,500)
Newly non controlling interest(2)	-		-	-	144,676	144,676
Total adjustments	(5,625)	(141,890)	44,450	(126,592)	144,676	(84,981)

(1)
The estimated purchase price of the acquisition of Dor Alon in the amount of NIS 919 million is based on BSI's ordinary share price of NIS 45.23 (based on the closing price as of May 23, 2010 at Tel Aviv Stock Exchange) and the expected 20,328 thousand shares to be issued upon the acquisition.

(2)	The non controlling interest is represented according to Dor Alon ordinary of NIS 51.42 (based on the closing price as of May 23, 2010).

(3)	See note 6

(4)	See note 9

(g)	Taxes

Reflecting the tax effect of the pro forma adjustments in the amount of NIS 63.7 million, using the tax rate expected to apply when the related deferred income tax assets is realized or the deferred income tax liabilities is settled.

A final determination of the fair values of the assets acquired and liabilities assumed may differ materially from the preliminary estimates and will include management’s final valuation of the fair values of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible and intangible assets of Dor Alon that existed as of the date of the completion of the transaction. The final valuation may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data. Accordingly, the approximate amount of NIS 652.8 million which has been preliminarily allocated to goodwill may be reallocated to amortizable intangible or depreciating assets resulting in a depreciation or amortization charge in the statement of income.

Note 4.

Reflects additional borrowings of a long-term loan amounting to NIS 400 million bear interest at fixed annual rate of 6.0% and repayable in six equal annual installments and a short term loan amounted to NIS 400 million and bear interest rate at prime less 0.5% (2.5% on May, 2009) was repaid in September 2009. Financial expenses for the year ended December 31, 2009 with regard to the said loans amounted to NIS 30.6 million and are included in the statement of income within "Financial expenses". A 0.125% increase in the annual interest rate used in preparing the pro forma financial information, would result in an increase of NIS 0.9 million in the financial expenses. A 0.125% decrease in the annual interest rate used in the pro forma financial information would result in a decrease of NIS 0.9 million in the financial expenses.

Note 5.

Reflects adjustment of financial income from deposit that were recorded during 2009. The deposit was used to repay the short term loans on September 2009, see note 4 above.

Note 6.

Reflects adjustments related to the transfer of the oil activity from Dor Alon to Alon Gas Exploration on February 2010. For more information see note 4 to Dor Alon financial statements for the first quarter of 2010 which are attached as Annex C to this proxy statement.

The table below presents balances and transactions:

All amounts in NIS thousands
As of December 31, 2009
Cash and cash equivalents	(8,000)
Income taxes receivable	(7,862)
Loans receivable, net of current maturities	48,828
Available for sale financial assets	(32,194)
Deferred taxes	12,793
Retained earnings	(13,565)

Note 7.

Before the Acquisition, BSI acted as vendor of goods and sold them to Dor Alon's convenience stores, and Dor Alon sold gasoline to BSI for own use and commercial use in one gas station that BSI operates. In addition, BSI and Dor Alon both are owners of the "YOU" membership loyalty club.

Therefore, in this pro forma, the transactions between BSI and Dor Alon are treated as intercompany transactions and are eliminated from the intercompany balances in the Pro Forma Adjustments column of the financial position and statement of income.

The table below presents the intercompany balances and transactions:
All amounts in NIS thousands
As of December 31, 2009
Trade receivables	(52,833)
Other accounts receivable	(7,194)
Related parties	(60,027)

Year ended December 31, 2009
Sales	(28,061)
Cost of sales	(13,052)
Selling, general and administrative expenses	(15,009)

Note 8.

Reflects adjustments for nonrecurring transaction costs estimated to be NIS 2 million , which are included in the pro forma condensed consolidated statements of financial position (see also Note 3f) but excluded from the pro forma condensed consolidated statement of income as the expenses are not recurring.

Note 9.

Reflects change in fair value of conversion component embedded in convertible debentures of BSI in the amount of NIS 20.5 million due to a dividend distribution in the amount of NIS 800 million, based on BSI's ordinary share price of NIS 45.23 (based on the closing price as of May 23, 2010 on Tel Aviv Stock Exchange) and the remaining par value at that date of the convertible debentures in the amount of approximately NIS 7.5 million. These are nonrecurring costs that arise from the dividend distribution as part of the transaction and are reflected only in the statement of financial position.

Note 10.
Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at December 31, 2009: U.S. $1.00 equals NIS 3.775. The translation was made solely for the convenience of the reader.

THE ACQUISITION

Background of the Acquisition

In accordance with the Israeli Companies Law, the Audit Committee of BSI was charged by the Board of Directors with the responsibility of evaluating the proposed Acquisition because of the conflict of interests involved with the Acquisition, and in particular, because the proposed transaction was between BSI and Alon, the indirect controlling shareholder of BSI.

As part of the ongoing evaluation of its business and plans, BSI’s Board of Directors and management periodically consider a variety of strategic transactions to enhance shareholder value. As part of this ongoing review process, BSI’s management has, from time to time, considered different potential strategic transactions in the retail industry. One such strategic transaction is the Acquisition.

BSI operates a network of retail outlets and supermarkets that sell food and non food products and has been working on a strategy to enter into the convenience store sector (one store has been opened so far). Additionally, BSI has begun opening fueling stations positioned adjacent to its supermarkets. Dor Alon, on the other hand, operates retail centers which sell fuel, food and other products, and Dor Alon has expanded its convenience store operations, both within its retail centers and stand-alone (primarily within city centers). The Acquisition may enable BSI to achieve a strong foothold in the convenience store sector and enable substantial cost savings and synergies when combining the retail platforms of both companies.

In the framework of preparing BSI's business and strategic plans, our executive chairman, CEO and certain senior officers, considered the various possibilities of mergers and acquisitions by BSI in Israel.  The discussions eventually led to the conclusion that the only path for BSI's development, subject to current regulatory limitations, is the acquisition by BSI of Alon's entire equity interest in Dor Alon, which is further described in this proxy statement. This conclusion eventually led to the convening of the Audit Committee.

Between March15 2010 and the signing of the Share Purchase Agreement, BSI's Audit Committee met on several occasions to discuss the proposed transaction on its own and consulted on a number of occasions with its legal and financial advisors discussing the possibilities regarding the Acquisition and its terms.

Simultaneously with these discussions, legal counsel of BSI and Alon analyzed the issues related to the Acquisition, and began preparation of the documentation for the Acquisition, including the Share Purchase Agreement.

On March 15, 2010, a meeting of the Audit Committee of BSI, consisting solely of independent directors, was convened to discuss on a preliminary basis (i) the possibility of an acquisition by BSI of the Transferred Shares, (ii) the possibility of a distribution of a cash dividend thereafter, and (iii) the procedures and approvals required for such transaction. David Wiessman, the Chief Executive Officer of Alon and the Executive Chairman of the board of directors of BSI, was present at the beginning of this meeting.  Mr. Wiessman explored the possibility of a business combination between Alon and BSI, but made it clear that any such combination was still under internal discussions at Alon and had not yet received any approval. . The Audit Committee also received information regarding Dor Alon from Mr. Wiessman. In attendance was BSI's outside legal counsel. The Audit Committee resolved to continue examining the Acquisition and to hold further discussions with outside consultants for the purpose of receiving a fairness opinion regarding the share exchange.

On March 22, 2010, different consultants, among them Giza Singer Even Ltd., gave oral presentations to the Audit Committee of BSI regarding their respective experience and qualifications. The Audit Committee resolved to retain those consultants, including the retention of Giza Singer Even Ltd. as BSI's financial advisor to provide opinions to BSI’s Audit Committee and Board of Directors as to the terms of the Acquisition, including with respect to the fairness and reasonability of the share exchange rate to BSI and its shareholders. In this meeting, Giza Singer Even Ltd. disclosed to the Audit Committee that, in the past, Giza had provided various financial advisory services to Alon that were unrelated to the Acquisition, but that Giza did not believe that such engagements with Alon would present a conflict of interests with respect to its opinion to Blue Square with respect to the Acquisition. The Audit Committee also resolved to retain another outside consultant to provide an opinion  with respect to the influence of the proposed cash dividend following the Acquisition on BSI ability to pay its existing and anticipated debts when the time comes for such payment.

On April 18, 2010, BSI's Audit Committee retained the aforementioned outside consultants, including Giza Singer Even Ltd., in order to provide it with financial advice and assistance in connection with the Acquisition and to render a fairness opinion in connection therewith.

On April 21, 2010, the Audit Committee of BSI met with Giza Singer Even Ltd. in order to discuss the methodology for determining the exchange ratio of shares in the Acquisition. Giza Singer Even Ltd. also gave a presentation to the Audit Committee regarding its working methodology and opinion.

On May 2, 2010, the Audit Committee of BSI was convened again for a discussion with its consultants regarding the Acquisition and its perceived implications on BSI's business strategies and cost savings.  At the same meeting, there was a follow up discussion regarding the methodology for determining the exchange ratio.

On May 12, 2010, the Audit Committee of BSI was convened again in order to further discuss with its consultants the methodology for determining the exchange ratio in the Acquisition as well as hearing  a presentation by certain of its consultants regarding its solvency opinion with respect to the proposed Dividend Distribution.  At this meeting, BSI's Audit Committee resolved to accept the recommendations of the consultants retained by BSI in connection with the Acquisition, including Giza Singer Even with respect to the possible and reasonable range of the exchange ratio of shares in the Acquisition.  Mr. Vurembrand made a presentation to BSI's Audit Committee regarding the advantages of entering into the Acquisition. In addition, it was resolved in this meeting to appoint two of the members of the Audit Committee and the chief executive officer of BSI as representatives of  BSI (together, the "BSI Committee") to negotiate with Alon the determination of the exchange ratio. Over the course of the following days, the BSI Committee held discussions with Alon's negotiating team. By May 17, 2010, the sides reached an agreement of an exchange ratio of 1.8 ordinary shares of BSI for every share of Dor Alon held by Alon (subject to the required approvals of the Audit Committee and the Board of Directors of BSI and the board of directors of Alon).  The BSI Committee updated the third member of BSI's Audit Committee (who was not on the BSI Committee) during the discussions and the potential agreement regarding the exchange ratio.

On May 17, 2010 the Audit Committee  of BSI, together with members of BSI’s management, BSI’s outside legal counsel, and BSI's outside consultants, including Giza, met to discuss the Acquisition, the Share Purchase Agreement, and the Dividend Distribution. At the meeting, outside legal counsel reviewed the legal aspects of the Acquisition, including the terms of the Share Purchase Agreement. After discussion, BSI's Audit Committee resolved to approve the Acquisition, the exchange ratio of the shares in the Acquisition, and the Share Purchase Agreement, and to recommend to BSI's board of directors to approve them.

 On May 17, 2010, after receiving the approval of BSI's Audit Committee, BSI's board of directors convened a board meeting in order to discuss the Acquisition.  Present at this meeting were BSI's outside consultants, including Giza, and certain members of BSI's management.  In addition, BSI's outside legal counsel presented the legal terms/aspects of the Acquisition.  BSI's board of directors resolved to approve the Acquisition, the exchange ratio of the shares of the Acquisition, the Share Purchase Agreement, and the Dividend Distribution.

Recommendations of the Board of Directors

Based on the recommendation of BSI's Audit Committee, consisting solely of independent directors, BSI’s Board of Directors believes that the Acquisition, Share Purchase Agreement, and Dividend Distribution are advisable and fair to BSI shareholders and are to the benefit of BSI.  BSI’s Board of Directors has, by unanimous vote of all directors present, approved the Acquisition, Share Purchase Agreement, and Dividend Distribution and recommends that BSI shareholders vote “FOR” the Acquisition and the Share Purchase Agreement.

Our Reasons for the Acquisition

In reaching its decision to approve the purchase agreement and the Acquisition, the BSI Board of Directors consulted with BSI’s senior management and financial advisors and reviewed various financial data and due diligence materials. The summary set forth below briefly describes the primary reasons, factors and information taken into account by the BSI Board of Directors in reaching its conclusion. The BSI Board of Directors did not assign any relative or specific weights to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors. The BSI Board of Directors considered the following potentially positive factors, among others:

•	The acquisition would combine the retail operations of BSI and Dor Alon and enable BSI, together with its subsidiaries under its control, to become one of the largest retail groups in Israel;

•
For a while, BSI has been evaluating the different strategies to enter into the convenience store sector. Dor Alon operates in the convenience store sector, in which it is one of the leading players, both within and outside cities. The Acquisition would reduce BSI's timeframe for entering the convenience store sector, which would substantially reduce the costs incurred with such an endeavor. The Acquisition would result in BSI immediately becoming the market leader in Israel in the developing convenience store sector, both within and outside cities;

•
There is a global trend of merging hypermarket operations, convenience stores and fueling stations.  BSI has begun opening fueling stations adjacent to its hypermarkets, while Dor Alon has expanded its convenience store operations both as standalone and within fuel stations.  The Acquisition would enable BSI and Dor Alon to deepen their cooperation in the food retail and fuel businesses;

•
The Acquisition would bring about diversity in the products offered by BSI, primarily in the retail sectors, which BSI would be able to offer to its current and potential customers, with all of its advantages including strengthening customer relationships;

•	The Acquisition is expected to strengthen BSI in the areas of commercial and non-commercial procurement;

•
The Acquisition would enable BSI to realize the operational synergies embodied in the Acquisition, including in the areas of human resources, information technology, private branding, maintenance and logistics, as well as synergies related to marketing, including the strengthening of customer membership clubs, advertisement and development of new markets of customers;

•
BSI's preliminary estimation regarding the reduction in expenses resulting from the synergies was NIS 50 million to NIS 60 million NIS.  Because the estimation is  based on a preliminary calculation, Giza Singer Even believes that it is reasonable to estimate that the reduction of expenses resulting from the synergies of the Acquisition between the two companies is expected to be approximately NIS 30 million to NIS 60 million and that this reduction can be realized within three to five years; and

•	The Acquisition is a unique opportunity for BSI to substantially grow its business and would provide a greater opportunity to increase shareholder value.

Opinion of BSI Financial Advisor

Giza Singer Even ("Giza Singer Even") was engaged by the Audit Committee and Board of Directors of Blue Square to render an opinion as to whether, on the date of such Opinion (i) the transfer by Alon to BSI of all of Alon’s holdings in Dor Alon (approximately 80%) and the exchange of each ordinary share of Dor Alon held by Alon for 1.8 Company ordinary shares, including the Exchange Ratio, is fair and reasonable from a financial point of view to Blue Square and its shareholders, (ii) the Acquisition is reasonable to Blue Square from a strategic perspective; and (iii) BSI's preliminary estimate of the reduction of expenses resulting from the synergies of the Acquisition is reasonable.

The full text of Giza Singer Even's opinion is included as Annex B to this proxy statement. You are urged to read the Giza Singer Even opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Giza Singer Even in rendering its opinion.

The Giza Singer Even opinion is for the use and benefit of Blue Square's audit committee and board of directors in connection with their consideration of the Acquisition and is not intended to be and does not constitute a recommendation regarding how to vote or proceed with the Acquisition.

Each of the analyses conducted by Giza Singer Even was carried out to provide a particular perspective of the Acquisition. Giza Singer Even did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness of the Acquisition, including the Exchange Ratio, to BSI and its shareholders at the time of the Acquisition, to the reasonability of the Acquisition to Blue Square from a strategic perspective or to the reasonability of BSI's preliminary estimate of the reduction of expenses resulting from the synergies of the Acquisition described in " – Our Reasons for the Acquisition".

In performing its analyses, and for purposes of arriving at its opinion, Giza Singer Even has, among other things:

a)	analyzed the historical development of the food retail and the fuel retail industry in Israel;

b)	analyzed international companies that have both food and fuel retail activities;

c)	analyzed certain audited and unaudited financial statements and historical business information relating to Blue Square and Dor Alon;

d)	held discussions with the senior management of Blue Square and Dor Alon;

e)	held discussions with financial advisors who assisted Blue Square with the Acquisition;

f)
reviewed publicly available financial information and other data with respect to companies in the Israeli food retail industry and the Israeli fuel retail industry, which we believe to be generally comparable to the businesses of Blue Square and Dor Alon; and

g)	performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

Giza Singer Even has relied upon and assumed, without independent verification, the accuracy, completeness of the financial, legal, tax, and other information that Giza Singer Even discussed with Blue Square a or that was provided by Blue Square to us. In addition, Giza Singer Even has not made any independent appraisal of any of the assets or liabilities (contingent or otherwise) of Dor Alon or Blue Square, nor has Giza Singer Even been furnished with any such appraisal. Giza Singer Even has further relied upon the assurances from senior management of BSI that they are unaware of any facts that would make the information that they respectively provided to us to be incomplete or misleading for the purposes of its Opinion. Giza Singer Even has not assumed responsibility for any independent verification of this information provided to it nor has it assumed any obligation to verify this information.

Furthermore, Giza Singer Even does not express any view as to the income tax consequences of the Acquisition to the shareholders of Blue Square.

Giza Singer Even's analysis and opinion were necessarily based upon information made available to Giza Singer Even, as well as the economic, monetary, market, financial and other conditions, as they existed on May 17. Giza Singer Even disclaimed any obligation to advise the board of directors of Blue Square or any person of any change in any fact or matter affecting its opinion, which may come or be brought to its attention after the date of the opinion.

In connection with rendering its opinion, Giza Singer Even performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Giza Singer Even was carried out to provide a different perspective on the Acquisition and to enhance the total mix of information available. Giza Singer Even did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the Acquisition to Blue Square shareholders. Further, the summary of Giza Singer Even's analyses described below is not a complete description of the analyses underlying Giza Singer Even's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Giza Singer Even made qualitative judgments as to the relevance of each analysis and factors that it considered. In addition, Giza Singer Even may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the range of Exchange Ratios resulting from any particular analysis described above should not be taken to be Giza Singer Even's view of the fair Exchange Ratio. The estimates contained in Giza Singer Even's analyses and the ranges of ratios resulting from any particular analysis are not necessarily indicative of actual ratios or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets purport to be neither appraisals nor do them necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Giza Singer Even's analyses and estimates are inherently subject to substantial uncertainty. Giza Singer Even believes that its analyses must be considered in their entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the process underlying the analyses performed by Giza Singer Even in connection with the preparation of its opinion.

It was clarified in the opinion that Giza Singer Even’s opinion regarding the reasonability of the Acquisition:

a)	is separate and independent from its opinion regarding the reasonability of the preliminary estimated reduction of expenses resulting from synergies of the Acquisition;

b)	remains true and valid whether or not the estimated reduction in expenses resulting from the synergies of the Acquisition is realized.

The summaries of the financial reviews and analyses include information presented in tabular format. In order to fully understand Giza Singer Even's financial reviews and analyses, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Giza Singer Even.

The analyses performed were prepared solely as part of Giza Singer Even's analysis of the fairness, from a financial point of view, of the fair Exchange Ratio to Blue Square and its shareholders. The analyses were provided to Blue Square's audit committee and board of directors. The opinion of Giza Singer Even was just one of the factors taken into account by Blue Square's audit committee and board of directors in making their determination to approve the Acquisition, including those described elsewhere in this proxy statement.

Exchange Ratio Valuation

Overview

Giza Singer Even generated an indicated assessment for the fair Exchange Ratio based on a discounted cash flow analysis, a comparable company analysis and financial parameters analysis as more fully discussed below. The fairness opinion didn't constitute a full and separated company valuation of either Blue Square or Dor Alon.

Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unleveraged free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

The discounted cash flow analysis is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors.

According to the DCF method, the Exchange Ratio for each outstanding ordinary share of Dor Alon, par value NIS 1.0 per share, should be 1.84 ordinary shares, par value NIS 1.0 per share, of Blue Square.  Based on that Exchange Ratio, Alon would have held approximately 78.6% of the outstanding shares of Blue Square after the Acquisition, compared to holding approximately 78.5% of the outstanding shares of Blue Square based on the Exchange Ratio of 1.80 in the Acquisition.

Comparable Companies Analysis

The Guideline Public Company Method applies the trading multiples of publicly traded companies to the subject company to derive an indication of value. The analyst searches for comparable companies in industries similar to the subject company with operating structures and target customers as similar to the subject company as possible.

 In order to find relevant "peer group" companies that are publicly traded, Giza Singer Even had discussions with Blue Square and Dor Alon managements. Two companies that met the criteria for guideline companies were selected:

•	DELEK ISRAEL – one of the Israeli "top 4" fuel retailers, was selected as a comparable company for Dor Alon.
•	SHUFERSAL- the biggest Israeli food retailer was selected as a comparable company for Blue Square.

Giza Singer Even examined the Exchange Ratio by applying a market approach based on the EBITDA multiples2 of the comparable companies. The Exchange Ratio based on the financial results of the two companies for the year ended at December 31, 2009 and the EBITDA multiples mentioned above would have been approximately 1.97. Based on that Exchange Ratio, Alon would have held approximately 79.1% of the outstanding shares in Blue Square after the Acquisition, compared to holding approximately 78.4% of the outstanding shares of Blue Square based on the Exchange Ratio of 1.80 in the Acquisition.

Main Financial Parameters Analysis

Giza Singer Even examined the Exchange Ratio based on the proportion of a few crucial financial parameters such as operating profit and EBITDA.

The following table displays the Exchange Ratio and the percentage holdings of Alon in the outstanding shares of Blue Square after the Acquisition based on operating profit, EBITDA and actual Exchange Ratio in the Acquisition, based on the audited financial data of 2009:

		Holdings of Alon in
		Blue Square after the
	Exchange Ratio	Acquisition
Operating Profit	2.40	80.5%
EBITDA	2.03	79.3%
Actual	1.80	78.4%

2 The EBITDA multiple was calculated based on market capitalization of the comparable companies as of May 16, 2010 and audited financial reports as of December 31, 2009.

Market Capitalization

The shares of both companies are traded in Tel Aviv Stock Exchange. On May 16, 2010, the market capitalization of Dor Alon was approximately NIS 790 million, while the market capitalization of Blue Square was approximately NIS 2,023 million. Based on these market capitalizations, the derived Exchange Ratio is 1.23. Based on that Exchange Ratio, Alon would have held approximately 76.2% of the outstanding shares in Blue Square after the Acquisition, compared to holding approximately 78.4% of the outstanding shares of Blue Square based on the Exchange Ratio of 1.80 in the Acquisition.

According to Giza Singer Even, there are several reasons that may explain the differences between the Fair Exchange Ratio and the ratio derived from the market capitalizations:

a.	The free float (number of shares not held by affiliates or institutions) in both of the companies is relatively low, especially for Dor Alon, where the free float is less than 6% of the shares;

b.	The market capitalization is very volatile, while the economic value is relatively stable in the short term; and

c.	The average marketability levels[3] over the last year of both companies are very low, compared to the average marketability levels of TA 100 Index companies over the last year.

Summary and Conclusions regarding the exchange ratio

The following table presents the summary of the Exchange Ratio and the holding of Alon in the outstanding shares of Blue Square after the Acquisition:

	Exchange	Holding of Alon in Blue Square
Approach	Ratio	after the Acquisition
DCF	1.84	78.6%

Comparable Companies
EBITDA multiples -2009	1.97	79.1%

Financial Parameters
Operating Profit 2009	2.40	80.5%
EBITDA 2009	2.03	79.3%

Market Capitalization	1.23	76.2%

Actual	1.80	78.4%

Reduction of expenses resulting from the synergies

Reduction of expenses resulting from the synergies - Overview

Giza Singer Even examined whether BSI's preliminary estimate of the reduction of expenses resulting from the synergies of the Acquisition is reasonable. The examination was based on a review of the company's preliminary calculation, interviews with the managers of Blue Square and Dor Alon and of other leading companies which underwent similar M&A processes, as more fully discussed below.

3 The ratio between the trading volume and the market capitalization of a given company

Interviews with the managers of the companies

Giza Singer Even interviewed the managers which conducted the calculation of the Reduction of expenses resulting from the synergies, and was given clarifications regarding the methodology, the data and the sources for the data on which the calculation was based. Giza Singer Even conducted interviews with the operational and marketing managers of Blue Square and Dor Alon regarding the different components of the calculation.

Interviews with managers of other leading companies

Giza Singer Even interviewed managers of other leading Israeli companies which underwent similar M&A processes. It was concluded from the interviews that most mergers do not meet the managers' highest expectations, and that the success of the mergers depends on the existence of an organized operational plan as well as management attention to the different aspects of the merger.

Summary and Conclusions regarding the reduction of expenses resulting from the synergies

The analyses performed were prepared solely as part of Giza Singer Even's examination whether Company's preliminary estimate of the reduction of expenses resulting from the synergies of the Acquisition is reasonable. The analyses were provided to Blue Square's audit committee and board of directors. The opinion of Giza Singer Even was just one of the factors taken into account by Blue Square's audit committee and board of directors in making their determination to approve the Acquisition, including those described elsewhere in this proxy statement.

BSI's preliminary estimation regarding the reduction in expenses resulting from the synergies was NIS 50 million to NIS 60 million NIS.  Because the estimation is  based on a preliminary calculation, Giza Singer Even believes that it is reasonable to estimate that the reduction of expenses resulting from the synergies of the Acquisition between the two companies is expected to be approximately NIS 30 million to NIS 60 million and that this reduction can be realized within three to five years.

Giza Singer Even is one of the largest and leading unaffiliated financial consulting firms in Israel that regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. Giza Singer Even's services were retained because it is a recognized financial advisory firm that has substantial experience in similar matters. Giza Singer Even has received a non-contingent fee in connection with the preparation and issuance of its opinion. A down payment of 15% was due at the beginning of Giza Singer Even's work, 35% of the payment was due upon the submission of the first draft of the fairness opinion, and the remainder of the payment is due at the completion of the fairness opinion, and/or the submission of the final draft. In case that the presentation prepared by Giza Singer Even of the examination of the reasonability of the Acquisition for Blue Square from a strategic perspective will be published and not merely mentioned in Blue Square's financial reports, an additional fee will be paid to Giza Singer Even. In addition, we have agreed to indemnify Giza Singer Even for certain liabilities that may arise out of the rendering of its opinion including its reasonable out-of-pocket expenses, including attorneys’ fees. Giza Singer Even does not beneficially own any interest in either Blue Square or Dor Alon and even thought it has provided the companies a variety of services in the past, it has no influence on this work.

Giza Singer Even has in the past provided investment banking, financial advisory and other financial services to Alon unrelated to the proposed transaction, for which Giza Singer Even has received compensation. In addition, Giza Singer Even may provide investment banking, financial advisory and other financial services to Alon and the other participants in the transaction and certain of their respective affiliates in the future, for which Giza Singer Even may receive compensation.

Accounting Treatment

In accordance with the International Financial Reporting Standard ("IFRS"), the acquisition will be treated as a “purchase” for accounting purposes, which means that the purchase price will be allocated by BSI to Dor Alon’s assets and liabilities based on the fair value of the assets acquired and the liabilities assumed. Any excess of the purchase price over Dor Alon’s net identified assets acquired will be recognized as goodwill.

Tax Considerations

The following summarizes the material Israeli tax consideration for BSI shareholders in connection with the Dividend Distribution.

Capital Reduction – Tax Aspects in Israel

General Background

As described above, BSI intends to submit to the Israeli courts an application for the approval of a dividend "distribution" to its shareholders.

The Dividend Distribution is not intended to be made out of accumulated profits, but rather out of BSI's capital.

Neither the Income Tax Ordinance (New Version), 1961 (hereafter – "the Ordinance"), nor the regulations promulgated thereunder, contain any provisions which prescribe the tax treatment of a "distribution" by a corporation which is a reduction of its capital. Further, the Ordinance does not contain a definition of the term "dividend" for tax purposes.

The Israeli courts have not yet been required to rule on the tax issues arising in the circumstances described above, and therefore, there is no binding legal precedent for the tax treatment of a dividend distribution not out of accumulated profits.

At the present time, the Israeli Tax Authority ("ITA") does not appear to have a unified or consistent position as to the taxation of corporate distributions which constitute a reduction of capital.  Therefore, it is not possible to apply to the ITA for a pre-ruling on the matter of classification of the income to the shareholders and as to the tax liabilities associated with such income (note that it is possible to apply and receive a pre-ruling as to withholding of tax; such pre-rulings that have been issued to date do not address the classification of the event for tax purposes. Further, these rulings have little precedential value given the inconsistencies of these pre-rulings).

It should be noted that in 2001, the ITA issued an Income Tax circular – "The Effect of the New Companies Law on Tax Laws".  This circular focuses on the tax consequences associated with the repurchase by a company of its own shares (treasury stock) and on the purchase of the shares of a company by a related entity. This circular contains a very brief discussion of the tax consequences of a distribution governed by Section 303 of the Companies Law, which is subject to court approval and which constitutes a capital reduction.  The circular indicates that such distribution is to be treated at the level of the shareholders "as if a proportionate part of their investment in the company was sold".

It should also be noted that in the past, it was possible to apply for and receive pre-rulings from the ITA in line with the 2001 circular.  However, for the past several years the ITA has been declaring that it is not bound by its own circular and, in practice, it no longer issues pre-rulings in line with the circular.

Taxation of Shareholders in Respect of a Distribution that Constitutes a Capital Reduction

There are two main alternatives for the classification and taxation of shareholders in respect of distributions approved by the courts which are made out of the capital of the distributing company:

Alternative A – classification of the amounts distributed as a dividend for all intents and purposes; and

Alternative B – classification of the distribution of the funds as a capital event – a recovery of cost basis/partial sale of shares.

•
In the case of alternative A, the distribution is viewed as a distribution of a dividend out of capital rather than out of earnings.  Once the Court approves it as a "distribution", it is considered as a dividend for all intents and purposes.

As a result of the above, the amounts received by the shareholders would be treated, on the one hand, as a dividend and, on the other hand, no portion of the amount received by the shareholder would be allocated to the shareholder's adjusted basis in the shares.

In the case of shareholders that are Israeli corporations, the amounts distributed as above and treated as a dividend would not be subject to tax. Other shareholders, namely – individuals who are Israeli tax residents as well as all foreign tax residents (both individuals and corporations) would generally be subject to tax at the rate of 20% or 25% (depending on the percentage of the company's stock owned by the particular shareholder). Such tax rate may be reduced in the case of shareholders who are qualified residents of countries with which Israel has a tax treaty in force.

•
In the case of alternative B – the amounts distributed would be deemed to be a recovery of cost basis/partial sale of the shares, in which case the cost of the shares would be allocated to the amounts distributed.  In such a case, only those portions of the amounts distributed that exceed the allocated cost of the shares would be subject to capital gains tax.

Generally, capital gains tax is applied at a rate of 20%-25% in the case of individuals (depending on the percentage of the company's stock held by the particular shareholder) and 25% in the case of corporations.  However, if certain conditions are fulfilled, foreign tax residents may be exempt from Israeli capital gains tax, either on the basis of the provisions of Israeli domestic law or pursuant to the provisions of an applicable tax treaty.

It should be indicated that the Ordinance does not include any provisions as to the allocation of the cost of shares to the amount distributed.  One approach which may be suggested is that the amount distributed should first be fully allocated to the cost of the shares and only that portion of the distribution, if any, that exceeds the cost, should be subject to capital gains tax.  Alternatively, it is possible to allocate only some of the cost to the amount distributed.  The proportion of the cost that would be allocated could be equal to the proportion of the amount distributed per share to the fair value of the share on the date of distribution.  That part of the amount distributed in excess of the portion of the cost that was allocated, if any, would be subject to capital gains tax as mentioned above.

BSI is of the view that the appropriate classification of the distributed amount as a result of the Dividend Distribution for tax purposes under the present circumstances is in accordance with Alternative A – i.e., a distribution of a dividend.  BSI will handle the payments to the shareholders accordingly. However, there is no guarantee that the ITA will accept BSI's treatment of the Dividend Distribution.

Tax Withholding

BSI is required to satisfy the provisions of the Ordinance regarding the withholding of taxes from any distributed amounts.

Based on the classification of the payment as a dividend, BSI will generally withhold 20% of the distributed amounts.  A shareholder, who has obtained a valid certificate from the ITA confirming that it is either exempt from withholding taxes or eligible for a reduced rate of withholding tax on dividends, is required to provide such certificate to BSI or to the entity holding the shares on the shareholder's behalf.

Foreign tax residents who wish rely on the provisions of an applicable tax treaty to reduce the amount withheld are required to provide an appropriate and valid certificate from the ITA.

United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Dividend Distribution that apply to U.S. Holders who hold Blue Square’s ADSs or ordinary shares (together “Shares”) as capital assets for tax purposes.  This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This summary does not address all U.S. federal income tax matters that may be relevant to a particular perspective holder or all tax considerations that may be relevant with respect to an investment in Blue Square’s Shares.

This summary does not address tax considerations applicable to a holder of a Blue Square Shares that may be subject to special tax rules including, without limitation, the following:

•	dealers or traders in securities, currencies or notional principal contracts;
•	financial institutions;
•	insurance companies;
•	real estate investment trusts;
•	banks;
•	investors subject to the alternative minimum tax;
•	tax-exempt organizations;
•	traders that have elected mark-to-market accounting;
•	investors that hold Shares as part of a “straddle”, “hedge”, or “conversion transaction” with other investments;
•	regulated investment companies;
•	investors that actually or constructively own 10 percent or more of our voting shares;
•	investors that are treated as partnerships or other pass through entities for U.S. federal income purposes and persons who hold the Shares through partnerships or other pass through entities; and
•	investors whose functional currency is not the U.S. dollar.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local, or foreign taxation or the indirect effects on the holders of equity interest in a holder of the Shares.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local and other tax consequences of an investment in the Shares.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a Share that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (1) if (a) a court within the United States is able to exercise primary supervision over the administration of the trust; and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal tax purposes holds Shares, the U.S. federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding Shares through such entities should consult their own tax advisors.

In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, referred to as a “non-U.S. Holder,” are discussed below.  For purposes of this section, a “non-U.S. Holder” is any holder who is not a U.S. Holder.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom Shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of Shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders.  Accordingly, the analysis of the credibility of Israeli taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by parties to whom the Shares are released.

The U.S. federal income tax treatment described below shall apply regardless of the classification of the distribution for Israeli tax purposes (i.e., as either a dividend or as a capital reduction / partial disposition of the shares).

Assuming we are not and have not been a "passive foreign investment company" ("PFIC"), the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. Holder with respect to Shares will be taxable to the U.S. Holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles.  The U.S. Holder will not, except as provided by Section 245 of the Internal Revenue Code of 1986, as amended (the “Code”), be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.  Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of, and will be applied against and reduce, the U.S. Holder’s adjusted tax basis in the Shares.  Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property.  If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.  The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 15%.  This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date).  We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradable on an established securities market in the U.S.  In addition, based on our current business plans, we do not expect to be classified as a PFIC.  Accordingly, dividends paid by us to individual U.S. Holders on shares held for the minimum holding period should be eligible for the reduced income tax rate.  The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars.  If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.  If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Dividends received by a U.S. Holder with respect to Shares will be treated as foreign source income for the purposes of calculating the holder’s foreign tax credit limitation.  Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel income tax treaty may generally be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability.  The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to “passive” income and “general” income.  The rules relating to foreign tax credits and the timing thereof are complex.  U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation (including, in the case of a U.S. corporation that owns 10 percent or more of our voting stock, the possible application of Section 902 of the Code). In particular, it should be noted that if there is a discrepancy between the treatment of the distribution for U.S. federal tax purposes and for Israeli tax purposes (e.g., if the distribution is treated as a dividend for Israeli tax purposes and as a return of basis/capital gain for U.S. tax purposes) – Israeli tax withheld from the amount distributed might not be available as a credit against the U.S. Holder's U.S. federal income tax liability.

Gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the excess of the amount distributed (if any) over the sum of: (i) the U.S. Holder's pro-rata share of our current and then accumulated earnings and profits and; (ii) the U.S. Holder's  adjusted basis in the Shares.  Assuming we are not have not been a PFIC, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the Shares for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate (15% for the taxable year ending December 31, 2010) than ordinary income.  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of Shares will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

If a U.S. Holder receives foreign currency upon the capital reduction, gain or loss will be recognized as described above and in addition, gain or loss, if any, recognized on the subsequent sale, conversion, or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.  However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any gain or loss on such conversion.

A U.S. Holder who holds Shares through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

Backup Withholding and Information Reporting

Payments of dividends with respect to Shares and the proceeds from the sale, retirement, or other disposition of Shares made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations.  We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax, currently at the rate of 28% (the backup withholding tax), if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting.  Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding.  Backup withholding is not an additional tax.  Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS.  U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Sale, Exchange or Retirement of Shares

A non-U.S. Holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our Shares unless one of the following applies:

•
the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and,  if required by an applicable income tax treaty, such gain is attributable to a permanent establishment maintained in the United States;

•
the non-U.S. Holder is an individual who holds Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

•	the non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Backup Withholding and Information Reporting

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the disposition of Shares, provided that the non-U.S. Holder certifies to its foreign status and certain other conditions are met, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

Non-U.S. Holders are urged to consult legal and tax advisors in the countries of their citizenship, residence and domicile to determine the possible tax consequences of holding and selling Shares under the laws of their respective jurisdictions in light of their own particular circumstances.

Regulatory Filings and Approvals

The Acquisition is conditioned upon court approval (for the Dividend Distribution).  For more information, please see the section entitled "Dividend Distribution" on page 77.

Listing of BSI Ordinary Shares

BSI will use reasonable efforts to obtain, prior to the effective time of the Acquisition, approval for the listing on the Tel-Aviv Stock Exchange and New York Stock Exchange of the ordinary shares of BSI issuable in the Acquisition, subject to official notice of issuance.

DIVIDEND DISTRIBUTION

As a condition to the closing of the Share Purchase Agreement, the Board of Directors of BSI also intends to declare an aggregate cash dividend of NIS 800 million, or approximately US$ 206.7 million. The dividend will be financed by NIS 400 million in cash and by NIS 400 million in long-term debt. The terms of the long-term debt have not yet been determined. This represents a dividend of approximately NIS 12.32, or approximately US$ 3.18, per BSI ordinary share, to be paid to BSI’s shareholders.  The dividend per share is subject to change based on the numbers of shares outstanding on the record date for the dividend.  The dividend is expected to be following the closing of the Share Purchase Agreement providing for the acquisition by BSI of Alon’s shares in Dor Alon (described below), and is conditioned thereon.

Because the proposed dividend, or at least a portion of it, would not meet the “Profit Criterion” under which a company may distribute dividend under the Israeli Companies Law, the proposed dividend, would require court approval by the Israeli District Court. Section 302(b) of the Israeli Companies Law defines “profits” for the purpose of the Profit Criterion as the balance of surplus or surplus accumulated over the last two years, whichever is greater, in accordance with the most recent adjusted financial reports, audited or reviewed, prepared by BSI, taking into account prior distributions if not already deducted from the surplus, provided that the date in respect of which the reports were prepared is not earlier than six months prior to the date of distribution. The "profits" of BSI, according to its adjusted audited financial reports for the period ended on December 31,2009, were NIS 17,832 thousand, or US$ 4,720 thousand (as of December 31, 2009).

The court may approve the distribution of the dividend provided that there is no reasonable doubt that such distribution might deprive BSI of its ability to pay its existing and anticipated debts when the time comes for such payment, which is also known as the “Ability to Pay Criterion”. BSI intends to file the applicable request of approval with the Israeli District Court, which will include as an attachment an opinion of one of BSI's external financial consultants regarding BSI's ability to comply with the Ability to Pay Criterion following the Dividend Distribution. Under Israeli law, during a 30-day period, creditors of BSI would then be able to file any objection to BSI’s request.

As part of their consideration of the Dividend Distribution, the Audit Committee and the Board of Directors consulted with BSI's senior management and considered, among other things, BSI's financial statements for the year ended December 31, 2009, the current and expected liabilities of BSI, its current and expected cash flow and liquidity, the results of the Acquisition and the opinion of an outside consultant with respect to the influence of the proposed Dividend Distribution following the Acquisition on BSI's ability to pay its existing and anticipated debts when the time comes for such payment (the “Ability to Pay Criterion”).

BSI considered the following factors, among others:

1.
The Company anticipates fulfilling the Ability to Pay Criterion, including on the basis of its current and expected cash flow and its financial strength, as reflected in its balance sheet.  In particular, the Company's total cash (including cash to be received from credit cards), investment in securities and all other current assets and the Company's cash flow also indicate that the distribution will not affect its liquidity in a way which will prevent from paying its existing and anticipated debts when the time comes for payment.

2.
The Company has assets surplus over its liabilities and should it require cash in order to pay its debts it could sell assets in order to fulfill the Ability to Pay Criterion even after the distribution.

3.
The Dividend Distribution is not intended to be made out of accumulated profits, but rather out of the Company's capital. However, because the Company's total equity will increase significantly as a result of the completion of the Acquisition (before the distribution), following the Dividend Distribution, BSIs total equity is expected to be higher than its total equity as of the date of this proxy statement.

4.
Since the Divided Distribution will be financed by NIS 400 million in cash and by NIS 400 million in long-term debt, BSI's financial expenses are expected to increase due to the distribution. However, as the Dividend Distribution is part of the proposed transactions which include the purchase of Dor Alon shares, BSI believes that its share in the net income of Dor Alon will compensate for the increase in its financial expenses.

5.	Company's immediate and expected return on equity is not likely to fall and may possibly improve.

6.	The Company is of the view that the distribution of dividend is not anticipated to change its current plans and operations.

After considering the Dividend Distribution and the matters described above, among other considerations, the Audit Committee and the Board of Directors approved the distribution of the dividend, subject to the court approval and to the completion of the Acquisition.

THE SHARE PURCHASE AGREEMENT

Structure of the Acquisition

BSI and Alon, BSI’s indirect controlling shareholder, have entered into a Share Purchase Agreement that provides for the acquisition by BSI of Alon’s shares in Dor Alon, which will constitute no more than 80.05% but not less than 80% of the outstanding shares of Dor Alon (not including treasury shares) or the Transferred shares, at the closing of the Acquisition. These shares constituted approximately 73.5% of the outstanding Dor Alon ordinary shares on a fully diluted basis as of May 27, 2010.

Under the terms of the Share Purchase Agreement, in consideration for each share held by Alon in Dor Alon, BSI is to issue to Alon 1.8 ordinary shares of BSI, and in exchange for all the Transferred Shares, BSI is to issue to Alon approximately 20,327,710 ordinary shares of BSI. Immediately following the Acquisition, Alon will beneficially own in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of BSI (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other BSI shareholders will own approximately 21.56% of the outstanding ordinary shares of BSI (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition, Dor Alon will become a majority-owned subsidiary of BSI and its shares will continue to trade on the TASE. As a condition to the closing of the Share Purchase Agreement, the Board of Directors of BSI also intends to declare an aggregate cash dividend of NIS800 million, or approximately US$206.7 million, which represents a dividend of approximately NIS12.32, or approximately US$3.18, per BSI ordinary share, to be paid to BSI’s shareholders, or the Dividend Distribution.  The dividend per share is subject to change based on the numbers of shares outstanding on the record date for the Dividend Distribution. The Dividend Distribution is expected to be made following the issuance of BSI ordinary shares to Alon pursuant to the Share Purchase Agreement and is conditioned thereon. As described above in "The Acquisition - "Capital Reduction", the proposed dividend would require court approval by the Israeli District Court.  BSI intends to file the applicable request of approval with the Israeli District Court. Under the terms of the Acquisition, the distribution of the dividend is subject to the closing of the share purchase, and the closing of the share purchase is subject to the approval of the dividend by the court.

Representations and Warranties

The Share Purchase Agreement contains customary representations and warranties made by each of BSI and Alon to the other.

The purchase agreement contains representations and warranties made by Alon and Blue Square to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the purchase agreement are qualified by information in the items set as schedules provided thereunder in connection with the signing of the Share Purchase Agreement. These items contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the purchase agreement. Moreover, some of the representations and warranties in the purchase agreement were used for the purpose of allocating risk between Alon and Blue Square rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the purchase agreement as characterizations of the actual state of facts about Alon or Blue Square.

Each party will confirm to the other party that no change has occurred in its representations and warranties as of the date of the completion of the Acquisition.

Alon’s representations and warranties relate to the following subject matters, among others:

•	ownership of the Dor Alon shares free and clear of any lien or third party right;

•
absence of any third party rights in the Dor Alon shares and/or in any other securities of Dor Alon other than certain convertible debentures of Dor Alon as of the date of completion of the Acquisition;

•	acting as a guarantor for any material guarantees to any third parties other certain of Alon's subsidiaries;

•	absence of certain changes and events from December 31, 2009 until May 17, 2010;

•	Dor Alon's filings with the Israel Securities Authority and the TASE;

•	financial statements and undisclosed liabilities or events which may have material adverse effects;

•
taxes of Alon and Dor Alon and payments to or on behalf of employees of Dor Alon, and a representation that Alon has no knowledge of any claims by the Israeli Tax Authority with respect to reports and/or payments from which deductions were not made or which were not disclosed in Dor Alon's financial statements;

•	absence of an announcement and/or commitment by Dor Alon to distribute dividends, bonus shares or make a capital payment to any of Dor Alon's shareholders;

•	the effect on agreements or arrangements with third parties as a result of the Share Purchase Agreement and third party consents as of the date of completion of the Acquisition;

•
the existence of the Management Services Agreement between Alon and Dor Alon, effective January 1, 2005, which shall remain in effect after the closing of the Share Purchase Agreement. For a more detailed description of the Management Services Agreement, see the section entitled “Description Of Business Of Dor Alon Energy In Israel (1988) Ltd – Dor Alon Business - Management Services Agreement with Alon” on page 90 of this proxy statement;

•	insurances covering Dor Alon's assets and liabilities;

•	material legal proceedings;

•	loans extended to Dor Alon by Alon;

•
receipt by Alon of the BSI shares to be issued to it pursuant to the Acquisition (the “Issued Shares”) “as is” without receiving any representations of any kind from BSI (except as described below) regarding BSI and/or its activity and or the Issued Shares;

•
Alon's indirect controlling ownership of BSI, Alon's familiarity with BSI and its business, Alon's access to any relevant information, and Alon's knowledge and experience relating to business and financial matters which enable Alon to assess the risks related to the Issued Shares;

•	Alon's disclosure to BSI of any and all information in its possession and/or control which a reasonable purchaser would require to enter into similar transactions;

•	entering into the Share Purchase Agreement, issuance of the Issued Shares and the proposal to sell the Issued Shares were not and shall not be conducted in the U.S.;

•	approval by Alon's relevant corporate organs;

•
subject to Alon's fulfillment of the Conditions Precedent, the absence of anything by law and/or agreement preventing Alon from fulfilling any of its obligations under the Share Purchase Agreement; and

•	Alon is aware that the Transferred Shares will be subject to certain restrictions under Section 15(c) of the Israeli Securities Law, any relevant regulations, as well as any TASE guidelines.

BSI’s representations and warranties include among others:

•	BSI has necessary knowledge, experience and abilities to assess its entering into the Share Purchase Agreement;

•	approval by BSI’s Audit Committee and Board of Directors; and

•	subject to BSI's fulfillment of the Conditions Precedent, the absence of anything by law and/or agreement preventing BSI from fulfilling any of its obligations under the Share Purchase Agreement.

Conditions Precedent

The Share Purchase Agreement and its performance are conditioned upon satisfaction of all of the following accumulative conditions (the “Conditions Precedent”):

•	approval of the Acquisition by general shareholders meeting of BSI;

•
approval of the appropriate court to perform distribution not out of profits (a capital reduction) by BSI, to be performed immediately following completion of the Acquisition, and approval by the relevant corporate organs of BSI to perform the distribution as a cash dividend ;

•	approval of the TASE to register the Issued Shares to trade on the TASE and approval of the NYSE to the listing of the Issued Shares on the NYSE;

•	as of the date of completion of the acquisition, Alon is in possession of the Transferred Shares;

•
receipt by Alon of all the necessary approvals and/or completion of all the necessary requirements for purposes of entering into the Share Purchase Agreement and so confirmed by Alon; such confirmation shall be deemed to be evidence of Alon's receiving all the necessary approvals and/or completion of all the necessary requirements; and

•
if required, approval of the Israeli Antitrust Authority (following the date of the Share Purchase Agreement, the parties received a letter from the Antitrust Commissioner of the Israeli Antitrust Authority approving the parties' application to exempt them from the need to submit notices of merger, and therefore the parties are not required to submit a notice of merger for the Acquisition).

If all or any of the Conditions Precedent are not fulfilled within six months from the date of the Share Purchase Agreement the (“Performance Period”), the Share Purchase Agreement will be null and void without it being considered a material breach of the Share Purchase Agreement. However, each party has the right to extend, by written notice, the Performance Period for additional 90 day periods but in any event no longer than six months. If the Conditions Precedent are not fulfilled within 12 months from the date of the Share Purchase Agreement, the Performance Period will not be extended any further.

Interim Period Covenants

The following is a summary of the covenants to be undertaken by BSI and Alon under the Share Purchase Agreement between the date of the Share Purchase Agreement and the closing of the Acquisition (the “Interim Period”):

•
Alon, in its capacity as controlling shareholder, will manage Dor Alon, and BSI shall manage itself, in the ordinary and accepted course of business, and will not adopt any material decision that may materially change the state of affairs of Dor Alon or BSI, respectively, and neither party will perform any action not in the ordinary course of business where BSI will be required to receive Alon's prior written consent to perform otherwise;

•	Dor Alon and BSI will not make a distribution as defined by the Israeli Companies Law;

•
there will be no change in Dor Alon’s or BSI’s capital structure (including share allotment or allotment of other convertible or exercisable securities), other than changes to BSI's or Dor Alon's capital resulting from the conversion of certain debentures issued prior to the signing of the Share Purchase Agreement;

•
Alon will not sell and/or transfer and/or pledge and/or lend any Dor Alon shares in its control, or make any commitments to effect any of those actions, and will not otherwise perform any actions relating to such shares; and

•
each party will notify the other of any material legal procedure commenced against Dor Alon or BSI, as applicable, and as to any material event which occurred not in the ordinary course of business and which have a material adverse effect on Dor Alon or BSI's business, assets, or financial situation.

Indemnification

Alon will compensate and indemnify BSI and/or Dor Alon for any damage and/or loss and/or deficiency and/or expense (including reasonable legal fees) that may be caused to BSI or Dor Alon (“Damage”) due to the following events, among others:

•
if, following written notice by BSI within 24 months of closing, it is clear and BSI will be notified that (i) any of the representations and warranties of Alon in the Share Purchase Agreement are untrue or inaccurate; and (ii) the periodic reports of Dor Alon are untrue and/or inaccurate and/or are incomplete under any applicable law, or do not otherwise comply with applicable accounting standards used at the time such reports were prepared;

•	if Dor Alon is required to bear any costs or expenses pursuant to a certain underwriting agreement following a certain prospectus published by Dor Alon in August 2005; and

•
if Dor Alon will be subject to any tax and/or Damage and/or expense due to a breach of any of the conditions of the pre-ruling issued by the Israeli tax authorities relating to the Split. Such indemnification obligation will not include any breaches resulting from any act or omission of Dor Alon occurring after the closing of the Acquisition.

The accumulated amount of indemnification to be paid will be no more than the product of (i) the number of Issued Shares and (ii) the closing price of BSI shares on the TASE on the date of the issuance of the Issued Shares. Alon’s indemnification obligation will apply only to Damage in an aggregate amount of over ten million NIS (NIS 10,000,000). However if the accumulated amount of Damage to BSI or Dor Alon will be greater than the said amount then the Alon’s indemnification obligation will apply to the full amount of Damage.

Expenses

BSI and Alon each will pay its own respective costs and expenses.

Modification or Termination of the Share Purchase Agreement

Any change, correction and/or addition and/or waiver and/or abstention from action and/or extension relating to the Share Purchase Agreement must be in writing and signed by both parties.

The Acquisition may be terminated in the event that not all of the Conditions Precedent are met within six (6) months of signing the Share Purchase Agreement. Each party has the right to extend, by written notice, the Performance Period for additional 90 day periods but in any event no longer than six months. If the Conditions Precedent are not fulfilled within 12 months from the date of the Share Purchase Agreement, the Performance Period will not be extended any further.

DESCRIPTION OF BUSINESS OF DOR ALON ENERGY IN ISRAEL (1988) LTD.

General

Dor Alon was incorporated in 1988 as a private company under the laws of the State of Israel. In May 2005, Dor Alon completed a public offering of its securities (shares, debentures, convertible debentures and options), and in June 2005, its securities were listed for trading on the TASE. As of May 27, 2010, Alon directly held 80.05% of the outstanding shares of Dor Alon, and the balance of its shares were publicly held and traded on the TASE. If all of the outstanding convertible debentures and options of Dor Alon were converted and exercised, respectively, based on the number of outstanding Dor Alon shares as of May 27, 2010 after giving effect to such conversion and exercise, Alon ownership interest in Dor Alon would be reduced to approximately 73.4%.

Dor Alon is one of the four largest fuel companies in Israel based on number of gas stations.  As of March 17, 2010, Dor Alon supplied motor fuels and other petroleum products to 183 public retail outlets operating under the “Dor Alon” brand and operated 168 convenience stores, including 124 convenience stores branded “Alonit” and “Super Alonit” and 44 convenience stores operated by the AM:PM chain of stores.  Integrated into most of Dor Alon’s retail outlets are diesel fueling centers, or DFCs, that sell diesel fuel for large vehicles such as trucks and buses.  Dor Alon also markets fuel through 186 internal gas stations in Israel located primarily on kibbutzim and moshavim (cooperative settlements).  Dor Alon also supplies petroleum products directly to commercial, residential and governmental customers and supplies jet fuel to civilian airlines in cooperation with Caltex (Egypt) S.A.E., an entity owned by Chevron Corporation, or Caltex.  In January 2007, Dor Alon acquired AM:PM Ltd., or AM:PM, a leading convenience store chain in the Tel Aviv metropolitan area.  For the year ended December 31, 2009, sales and operating income of Dor Alon were approximately NIS 6.2 billion (including government levies) and NIS 183 million, respectively.

Corporate History and Development of the Business

In September 1999, Alon acquired a 65%  controlling interest in Dor Alon (formerly Dor Energy (1988) Ltd.), a public company then listed on the London Stock Exchange and the TASE.  During 2001, Alon acquired the remaining outstanding shares of Dor Alon and delisted the shares from the London Stock Exchange and the TASE.  In September 2004, Dor Alon changed its name to its current name.  In 2004 and 2005, as part of Alon’s reorganization, Alon concentrated substantially all of its energy business in Israel in Dor Alon, and in June of 2005 Dor Alon’s securities began trading on the TASE again. In 2005, Dor Alon merged the “Dor” and “Alon” brand names into a single brand name - “Dor Alon.”

In November 1999, shortly prior to, and as part of, Alon’s acquisition of Dor Alon, Dor Alon acquired all the outstanding shares of Dor Gas Ltd. In March 2004, Dor Gas Ltd.’s name was changed to Dor-Alon Gas Technologies Ltd., or Dorgas. Dorgas coordinates all of Dor Alon’s activities in the direct marketing of liquefied petroleum gas, or LPG.

The Split of the Gas Exploration Business

Until March 17, 2010, Dor Alon and Dorgas were partners in Dor Gas Exploration LP, or Dor Gas Exploration, in which Dorgas is the general partner and Dor Alon held 95% of the capital as a limited partner. Dor Gas Exploration has a stake, along with others, in the rights for gas exploration in the Mediterranean Sea. This includes a 4% stake in the Gal A and B licenses, also known as the Tamar and Dalit drillings. In the first three quarters of 2009, Noble Energy Med Sea Ltd., the operator of the Tamar and Dalit drillings, announced that the drilling and extraction trials conducted in the Tamar and Dalit drillings indicated the existence of large quantities of quality gas reserves.

Following the transfer of all of Dor Alon's rights and obligations relating to its investment in Dor Gas Exploration to Alon Natural Gas Exploration Ltd. ("Alon Natural Gas Exploration"), which occurred on February 9, 2010, pursuant to a ruling which Dor Alon received from the Israeli Tax Authorities, Dor Alon distributed all of Alon Natural Gas Exploration's shares to the shareholders of Dor Alon in proportion to their holdings in Dor Alon. Thus, upon completion of the Acquisition by BSI of Alon’s shares in Dor Alon, Dor Alon will no longer hold any shares in Alon Natural Gas Exploration, other than a 5% indirect holding in Dorgas Exploration as a limited partner. The partnership holds 4% in the Tamar and Dalit natural gas explorations which, among other things, are located 90 kilometers off the coast of Haifa.

Dor Alon Business

Dor Alon operates retail outlets and convenience stores and markets petroleum products in Israel. Dor Alon’s activity includes three primary fields of operation:

•
Retail Outlets and Convenience Stores - Dor Alon supplies motor fuels, motor oil and other petroleum products to a network of public retail outlets operating under the “Dor Alon” brand.  Dor Alon’s public retail outlets consist of three formats: stand-alone gasoline service stations, Alonit convenience stores (with gasoline service stations) and travel centers (commercial centers that include a gasoline service station).  Dor Alon also supplies motor fuels and other petroleum products to internal gas stations in Israel located primarily on kibbutzim and moshavim (cooperative communities).

In January 2007, Dor Alon acquired AM:PM for consideration of approximately NIS 150 million.  At that time, AM:PM operated 20 stand alone convenience stores (without gasoline service stations) under the brand name “AM:PM,” which is a leading convenience store brand in the Tel Aviv metropolitan region offering merchandise and food products.  Since the acquisition, as of March 17, 2010 Dor Alon had opened 22 additional AM:PM stores. Most of the AM:PM stores operate 24 hours a day and most of them operate seven days a week.  All of the AM:PM stores are operated by Dor Alon's subsidiary.

•
Direct Marketing - Dor Alon supplies fuel oil and other petroleum products, including LPG, directly to residential and commercial customers as well as governmental entities and is the exclusive Israeli supplier of petroleum products to the Palestinian Authority in the Gaza Strip.

•	Marketing of Jet Fuel - Dor Alon supplies jet fuel to commercial airlines through a joint venture with Caltex.

Retail Outlets and Convenience Stores

As of March 17, 2010, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 183 retail outlets operating under the “Dor Alon” brand.  Integrated into most of Dor Alon’s public retail outlets are DFCs that sell diesel fuel for large vehicles such as trucks and buses at preferential terms.  Dor Alon also supplies ARAL Lubricants GmbH and Texaco lubricants in Israel.

As of March 17, 2010, Dor Alon operated 168 convenience stores, including 124 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores),  and 44 convenience stores operated by the AM:PM chain of stores. 167 convenience stores are operated by Alon Group, and one convenience store is operated by third parties. All the stand alone convenience stores are leased for different periods.

The Dor Alon retail outlets and convenience store network is divided into complexes owned by Dor Alon, complexes in which Dor Alon has a long term lease (most of which are jointly owned or leased in equal shares with third parties) and complexes owned by third parties. As of March 17, 2010, Dor Alon (either solely or through joint companies or partnerships) owned or held under lease and operating agreements 150 retail outlets.  The other 33 retail outlets are operated by third parties, under the Dor Alon brand who have entered into supply agreements with Dor Alon for petroleum products.  The 183 retail outlets include four travel centers along the Cross-Israel Highway (Israel’s first toll road) that Dor Alon has the exclusive rights to operate for a 30-year period beginning in June 1999.

The retail outlets and convenience store sector demands substantial capital investment (the cost of establishing a refueling and commercial complexes is estimated at NIS 4-5 million, not including the cost of land) and competition is fierce. Most of the competition relates to the acquisition of rights to establish new commercial refueling complexes and around obtaining commitments with existing gas stations. In the last few years, there have been a number of developments in this sector, including:

•	intensified competition in marketing products to end users;

•	an increase in the investments necessary to build a new gas station due to a number of regulatory developments;

•	the business strategy of converting gas stations into refueling and commercial complexes has become prevalent with all the large fuel companies;

•	relief in regulatory requirements regarding planning and authorizing new gas stations;

•
the ratification of amendment 4 to the National Land Planning Program for Refueling Stations – NLP 18 (see “- Government Regulation” section below), which allows for small gas stations in urban centers; and

•	the privatization of ORL (see description below).

Dor Alon adds retail outlets to its network by either developing a new retail outlet or, less frequently, entering into an agreement with the owner of an existing retail outlet whose supply contract with another fuel company has expired.  Developing a new retail outlet often takes several years and requires compliance with numerous laws and regulations.

Dor Alon anticipates opening and operating an additional 8-12 retail outlets during 2010 and 2011. Dor Alon has plans and agreements to plan, establish and operate additional gas stations, and these stations are currently in different stages of authorization and establishment.

In November 2006, Dor Alon entered into an agreement with BSI to provide fuel to small gas stations owned and operated by BSI. The supply of fuel to these gas stations will be at market conditions. As of March 17, 2010, there were two active stations in the BSI network, and during 2010, two additional gas stations are expected to be opened.

Dor Alon has a cooperation agreement with a third party to establish through a joint company a nationwide chain of “espresso-bars” to be located in Dor Alon’s retail outlets.  As of March 17, 2010, Dor Alon’s retail outlets included  16 SegaFredo cafes that were operated by the joint company.  In addition, most of the Alonit convenience stores include a small coffee bar.

Customers of Dor Alon’s retail outlets consist of the public at-large and, to a lesser degree, drivers of fleet vehicles (referred to as fleet customers).  Fleet customers use electronic fueling cards or vehicle mounted devices to refuel their vehicles, with payment for the fuel products to be made at a later date, on a consolidated basis.  The electronic fueling cards are also offered to private customers.  Customers utilizing electronic fueling cards enjoy preferential fuel prices and terms of payment, which Dor Alon believes leads to concentrated buying by fleet customers from Dor Alon.

Internal Gas Stations (fleet stations)

As of March 17, 2010, Dor Alon supplied motor fuels to 186 internal gas stations operating under Dor Alon brands.  Internal gas stations are stations in Israel located on the premises of kibbutzim and moshavim, as well as some DFCs that are not integrated with retail outlets.  Fuel products sold in internal gas stations are designated for a defined group of customers, such as inhabitants of the kibbutzim and moshavim, who receive preferential fuel prices and payment terms.

Dor Alon also holds 50% of a joint company together with a certain third party (50%)  which operates internal stations located in moshavim.  Dor Alon supplies this jointly held company with motor fuels and other petroleum products.  As of March 17, 2010, this joint company operated and supplied motor fuels and other petroleum products to 83 internal gas stations operating in moshavim.

Direct Marketing

Dor Alon and Dorgas distribute petroleum products, including fuels, jet fuel, diesel, LPG, kerosene (oil), naphtha and bitumen directly to commercial, industrial, institutional and residential customers as well as governmental entities.  They also supply, install and maintain customer end-user equipment, such as fuel tanks and LPG balloons, related to the petroleum products they supply. The direct marketing of LPG is coordinated solely by Dorgas.

Dor Alon and Dorgas’ marketing and sales personnel or its distributors are responsible for entering into agreements with customers in this field of operations. Products are transported directly to the customer’s facilities. Dor Alon has a marketing, service and support apparatus for customers of this field of operations.

Most engagements with industrial and commercial customers include installation of end equipment at the customer’s site. The engagement period is affected, inter alia, by the volume of investment in equipment provided to the customer. Commercial customers include the Palestinian Authority (as described below), and customers in the fields of industry, transportation, earthwork, agriculture, infrastructure and marine works, among others. Institutional customers include municipalities and cooperatives for public transportation. The majority of Dor Alon’s communications with institutional clients are commenced following a public bidding process, are for a defined period and are based on terms of exclusivity.

Private sector clients are mostly domestic customers and small businesses that use refined oil for heating and cooking, private homes, apartment buildings and small businesses. As of March 17, 2010, Dor Alon had approximately 100,000 domestic customers. Agreements with domestic customers are for fixed periods, with the agreement renewing automatically at the end of each period, with no need for any further notice.

From 1994 to 2006, Dor Alon was the exclusive Israeli supplier of petroleum products to the Palestinian Authority.  In December 2006, Dor Alon and the Palestinian Authority entered into an amended supply agreement pursuant to which Dor Alon will continue to supply petroleum products to the Palestinian Authority for a two-year period commencing January 1, 2007, but only in the Gaza Strip.  In 2007 and 2008, sales to the Palestinian Authority represented 14% and 12% of Dor Alon’s consolidated net sales, respectively. In addition, as a result of operation "Cast Lead", sales to the Palestinian Authority in 2009 decreased to 8% of Dor Alon’s consolidated net sales.  The decrease in the scope of direct sales to the Palestinian Authority and the shortening of the credit term available to the Palestinian Authority pursuant to the amended supply agreement, will reduce the level of credit Dor Alon has historically extended to the Palestinian Authority and corresponding exposure to credit risk of the Palestinian Authority.  However, this reduction in scope may also reduce Dor Alon’s net sales and profitability in its direct marketing operations.  Dor Alon does not believe that this will have a material impact on its consolidated results of operations.  Dor Alon implements the supply agreement with the Palestinian Authority through a 50% joint venture with an unaffiliated party.  Dor Alon is entitled to 50% of the profits of the joint venture. Since October 2008, Dor Alon has supplied petroleum products to the area in accordance with approval received from Israel's Ministry of Defense, and paid for by the European Union.

Marketing of Jet Fuel

Dor Alon’s jet fuel marketing operations include the marketing of jet fuel to civilian airlines, which, since 1997, are conducted through a joint venture with Caltex to market and supply jet fuel to commercial airlines at Ben Gurion International Airport.  Each party refers customers to the joint venture, with Caltex referring its customers, foreign airlines, with whom it operates abroad. All fuel companies marketing jet fuel are obligated to purchase refueling services for aircrafts at Ben Gurion International Airport from two companies - Paz Aviation Services Ltd. and Mercury Aviation (Israel) Ltd., a company in which Dor Alon holds 31.25% of its issued and outstanding ordinary shares. Mercury Aviation (Israel) Ltd. provides the customer refueling services to the joint venture of Dor Alon and Caltex. As of the date of this proxy statement, Paz Aviation Assets Ltd. is the only company that provides jet fuel storage services, though this company’s activities are regulated and it is obligated to provide storage services at regulated prices.

Distribution and Supply

Motor Fuel and Other Petroleum Products

During the period from 2005 to 2006, most of the petroleum products marketed by Dor Alon were acquired from ORL.  After the privatization of ORL (as described below) in October 2006, Dor Alon, like the other fuel companies in Israel, is dependent on ORA and ORL for the supply of refined petroleum products.  Dor Alon believes that most of the petroleum products manufactured by ORA are supplied to Paz, while ORL constitutes the main source of supply for Dor Alon and other fuel companies in Israel.  If the oil refineries failed to supply refined petroleum products or supply them at noncompetitive prices, Dor Alon would have to increase the amount of refined petroleum products it imports.

Dor Alon purchases most of the motor oils marketed by it from ARAL Lubricants GmbH and from SA Texaco N.V.  Since 1990, Dor Alon has been the exclusive representative of ARAL Lubricants GmbH in Israel under an oral agreement.  In addition, others oils are purchased and marketed under the private label brand name “Dor Oil.”

Convenience Store Products

Dor Alon purchases most of the food and non-food products sold in its convenience stores from BSI.  Pursuant to an agreement with BSI, a subsidiary of Dor Alon pays BSI the price of the products plus a 2% margin for the direct supply of products by the suppliers to the convenience stores, and a 2.75% margin for the supply of products from BSI’s central warehouse.  The agreement also provides that if BSI’s income from the agreed margin, less additional expenses incurred by it as a result of the performance of the agreement, falls below a minimum amount of NIS 1 million a year, Dor Alon’s subsidiary will pay BSI the difference up to NIS 1 million.  The agreement with BSI has an initial term ending in May 2010 and automatically renews for one-year terms thereafter unless terminated by either party upon 90 days’ notice prior to the end of the term. The convenience stores that are not operated directly by Dor Alon have also joined this agreement and they pay BSI an additional profit margin. Following the acquirement of AM:PM by Dor-Energy in 2007, AM:PM also joined the agreement with BSI, and from the beginning of 2007, most of AM:PM products were purchased from BSI.

When Alon acquired BSI, the Anti-trust Commissioner, prescribed that he may direct Dor Alon and BSI to fully separate the purchasing activities of Dor Alon from those of BSI if he deems that current market conditions, the purchasing power of BSI or the state of competition so require.

Marketing and Distribution

In the retail outlets and convenience stores sector, Dor Alon markets and promotes its products using the following methods:

•	increasing the attractiveness of the refueling and commercial compounds by diversifying its products and services;

•	operating most of the stations as self service stations;

•	conducting sales and promotions in the refueling and commercial compounds;

•	improving Dor Alon’s brand name recognition and image through public relations; and

•	marketing of fuel products to fleet customers along with discounts on fuel prices and preferential payment terms via electronic fueling cards or vehicle mounted device.

In November 2005, Dor Alon established a new joint loyalty plan (the “YOU Plan”) with BSI, including the offering to its customers of a Diners Club Israel credit card bearing the name “YOU”, and purchased, together with BSI, 49% of the shares of Diners Club Israel Ltd. (“Diners Israel”), a subsidiary of Credit Cards for Israel Ltd. (36.75% to BSI and 12.25% to Dor Alon), which is licensed to issue Diners credit cards in Israel and clear transactions performed with such credit cards, 51% of which is held by Cal ("CAL"), an  Israeli credit card company. The goal of the Loyalty Plan is to promote customer loyalty to Dor Alon and BSI by, among other things, granting exclusive benefits to the Loyalty Plan members and providing discounts and benefits at other businesses that would join the Loyalty Plan. In 2009, Dor Alon launched a new "You" Mastercard credit card and also expanded its customer loyalty plan through the launching of a new membership card in August 2009. As of March 31, 2010, approximately 500,000 new customers had joined the "You" club through the membership card. Under the agreement with CAL, Dor Alon and BSI are entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the “YOU” name based on their respective ownership interests in Diners Israel.  The percentage of the net income of Diners Israel in connection with credit card activities outside the Loyalty Plan is to be allocated to Dor Alon or BSI in accordance with various ratios determined based on the number of "activated" credit cards (as defined in the agreement) issued to members of the Loyalty Plan from time to time, so long as certain target numbers of such issued credit cards are met.

In March 2006, Dor Alon Operating Service Stations Ltd., a subsidiary of Dor Alon, or Dor Alon Operations, entered into an agreement with a third party to establish a joint company to publish and distribute a weekly newspaper called “Anashim”, or the Joint Company, which was published until June 2007. As of July 2007, the Joint Company began publishing and distributing a free daily newspaper called “Israel Post”, which is distributed also in Dor Alon’s gas stations and in BSI’s convenience stores. A majority of the revenue from this newspaper comes from selling advertisement space. Dor Alon believes that the partnership in this newspaper provides it with a marketing platform for Dor Alon’s network.

In the direct marketing sector, Dor Alon markets its oil distillates using Dor Alon sales personnel and independent distributors. The marketing of some of the LPG (for use in private residences and small businesses) is performed by independent distributors. The distribution agreements with distributors are on a mutually exclusive basis for marketing LPG to private residences and retail customers and are for an unlimited time. The distributors are responsible for marketing the LPG, collecting payments and maintaining the LPG equipment as required by law. Consumers who purchase LPG from the distributors are customers of Dorgas.

Marketing and distribution in the jet fuel sector is done through the joint venture with Caltex (as mentioned above).

Recent Developments in the Israeli Fuel Market

Privatization of Oil Refineries Ltd. (ORL)

Prior to 2006, ORL was owned and operated by the State of Israel, and owned and operated the only oil refineries in Israel, one of which is located in Ashdod and the other in Haifa.  In December 2004, the Ministerial Committee on Privatization of the Israeli Government resolved to privatize ORL.  The 2004 privatization resolution related, among other things, to regulatory changes that would occur in the fuel industry (including refining) as a result of this privatization.

Several months prior to the issuance of the privatization resolution, the Anti-trust Commissioner issued a notice setting out the policy of the Israeli Antitrust Authority in regard to the rules that would apply in the event that the refineries would be split.  The notice related, among other things, to the restrictions that would apply to the purchasers of the refineries, to the spheres of activity of the refineries and to relations between the refineries.

In 2006, ORL transferred assets relating to the refinery in Ashdod to a newly formed company, ORA.  ORA was sold to Paz, the largest fuel company in Israel.  In February 2007, a controlling interest in ORL, which holds the refinery located in Haifa, was sold to a group of investors that included Israel Corporation Ltd. and Petroleum Capital Holdings, Ltd. and the remaining interest was issued to the public through a public offering.

As part of the ORL privatization process, several regulatory changes were made, including the following:

Amendment of the Control Order (Maximum Prices of Petroleum Products at the ORL Refinery Gate).  Prior to the privatization of ORL, ORL sold refined products to fuel companies at “the price at ORL’s refinery gate,” which was determined by the Fuel Administration.  The amendment to the Control Order prescribes the removal of control on prices at the refinery gate for some fuel products.  It was further prescribed in the amendment to the order that control by way of fixing maximum prices for petroleum products would be re-imposed in the event that a refinery would not comply with the reporting duties imposed on it with respect to quantities and prices of petroleum products, or in the event that the Supervisor of Prices gave notice regarding the significant sales by one refinery as opposed to the other refinery.  In January 2007, control was removed on prices of most distillates at the refinery gate.  Currently, control remains on the prices of high-sulfur fuel oil and bitumen.

Entry of the oil refineries into the marketing segment.  Prior to the privatization of ORL, ORL was not allowed to market petroleum products directly to customers.  Immediately following completion of the privatization, ORA will be entitled to undertake marketing activities.  The Anti-trust Commissioner has stipulated that if ORL retains its monopoly on the production of distillates six months after the completion of the privatization, it might be required to conduct marketing activity in a separate company so as to prevent any cross-subsidization and tying of products.  In addition, ORA and ORL will be entitled to operate, subject to restrictions, in the marketing segment through public gas stations.

Memorandum of Fuel Market Bill.  The privatization resolution also noted the announcement of the Minister of National Infrastructures concerning his intention to bring about the enactment of the Fuel Market Law, which will impose regulations on various segments in the fuel industry, in accordance with the principles attached to the resolution, following the splitting of the refineries.

As of the date of this proxy statement, it is not possible to estimate the long-term implications of the privatization of the oil refineries on the availability or prices of refined petroleum products, the Israeli fuel industry, in general, or Dor Alon’s operations, in particular.  See “Government Regulation” for a further discussion of governmental regulation in the Israel energy market.

Privatization of Pi Glilot

In 2007, Pi Glilot Ltd., a governmental company that provides fuel distribution and storage services mainly in central Israel, was privatized through the sale of assets to Delek, following which the Anti-trust Commissioner imposed a number of restrictions on Pi Glilot Ltd., most of which were to assure that Pi Glilot Ltd. continues selling its products on a fair basis. After the privatization, Dor Alon has continued to receive fuel distribution and storage services from Delek in Ashdod and Jerusalem.

Management Services Agreement with Alon

In March 2005, Alon and Dor Alon entered into a management services agreement ("Management Services Agreement"), effective retroactively from January 1, 2005, by which Alon provides the following services and rights to Dor Alon (the "Services"): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, supplementary legal counsel, corporate secretary services provided by Alon's in-house counsel, and (ii) the right to use the "Alon" and "Alonit" brand names.

As consideration for the Services, since 2006, the quarterly management fees to be paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index as of December 2004.  In 2009, Alon received approximately NIS 5,000,000 for the Services, and in the first quarter of 2010, Alon received approximately NIS 1,400,000 for the Services. .

The management services agreement will terminate on December 31, 2010; however, it may be renewed by Alon and Dor Alon for additional three-year periods upon mutual consent and subject to any required approvals by law, including the approval of an interested party transaction.

Strategies and Goals

Dor Alon's management generally examines and updates its strategic plans and goals according to the developments in the energy sector particularly, and the macro economic condition in Israel generally.

In the fueling and commerce sectors, Dor Alon intends to expand its national presence of fueling stations and commercial retail centers, while giving preference to developing fueling complexes and public gas stations in urban areas (including small stations). Dor Alon's primary goals, among others, are to strengthen and expand the various services and products offered to customers in the fueling and commerce complexes, as well as improve the quality of those services and observing environmental regulations.

Dor Alon intends to increase its sales in the convenience store sector in order to increase its relative market share in this sector. Dor Alon believes that focusing on both the fuel and retail sectors would increase Dor Alon's overall stability and would increase its potential for growth. As part of this strategy, Dor Alon intends to expand its convenience store chain in the existing fueling and commerce complexes, in new complexes, and through independent convenience stores (under the brands AM:PM, Alonit in kibbutzim, and Alonit in moshavim). . In addition, Dor Alon is operating to expand the "Sega Fredo" coffee shops chain and launching new services such as: ATM machines, bill payment kiosks, cellular charging kiosks, and more. Moreover, "Alonit" launched stands under the "Alonit" brand for selling fast food in its branches in cooperation with a certain food company.

The expansion of the convenience store sector enables Dor Alon to utilize existing foundations (administrative, operative, and logistic) and entering into city centers, in which the number of gas stations of Dor Alon is relatively small. Combined parallel activity of building and operating convenience stores in three segments (urban, village, and roadside complexes) would provide Dor Alon the basis for a national chain in the fueling and commerce segment and a large contribution to the development of Dor Alon.

Dor Alon is a relatively new fuel company, and the expansion of its fueling and commerce complexes is limited as compared with the more established fuel companies. In Dor Alon's estimation, the number of car fleet customers with electronic fueling devices is small compared to the total number of customers. Therefore, Dor Alon expects a growth potential in the area of customers.

Dor Alon intends to continue nurturing the "Dor-Alon" name as a leading brand in the market. This fact can be seen in Dor Alon's consistently placing first in polls operated by independent groups.

Dor Alon intends to operate to preserve its status as a leader in the computerized fueling sector for drivers of heavy vehicles, by various road services which are given to these customers in the fueling and commerce complexes, such as resting areas, showers, and more.

In the direct marketing sector, Dor Alon intends to operate to maintain its growth in the scope of sales, subject to maintaining profitability and proper diversification of its types of customers.

The level of competition in this sector is fierce and the barriers in switching between suppliers are low.  Moreover, a portion of the customers in the direct marketing sector require professional support in installation of equipment and continuous maintenance.  These direct marketing customers view the significance in the quality of the petroleum distillate.

Dor Alon emphasizes the combination of quality assurance in its services and maintaining a high level of professionalism together with maintaining competitive prices. Dor Alon intends to work on diversifying of its fuel supply sources, including the importation of fuels. In addition, Dor Alon intends to expand the marketing of its private brand in the lubricant oil sector – "Doravil", and at the same time leveraging its high standard international brands ("Texaco", "Chevron" and "Aral") in order to increase its market share in the oils marketing sector.

Dor Alon intends to enter the field of marketing "green" oil, such as biodiesel. In addition, Dor Alon intends to continue to offer itself in tenders for the supply of petroleum distillates, which are mostly published by institutional bodies, subject to specific economic examination of each tender. Moreover, Dor Alon intends to expand its fuel distribution suppliers in additional terminals.

In the jet fuel sector, Dor Alon intends to operate in maintaining the joint operation with the international company Chevron-Texaco and through the operation company in Ben Gurion Airport – Mercury Aviation (Israel) Ltd., a company in which Dor Alon holds 31.25% of its issued and outstanding ordinary shares.

The successful implementation of the aforementioned strategies and goals by Dor Alon depends largely, as it has until now, on Dor Alon's motivated and dedicated management and employees. Dor Alon intends to continue investing in human resources, which has contributed to its success until now, while encouraging innovation, devotion, teamwork and improvement of administrative abilities.

Employees

As of December 31, 2009, Dor Alon had 1,958 employees, all of whom were based in Israel.  Dor Alon considers relations with its employees to be satisfactory.

Dor Alon’s employees are employed under personal employment agreements. The provisions of general collective bargaining agreements pursuant to governmental extension orders also apply to employees of Dor Alon. Additionally, all Israeli employers are obligated under law to make certain payments, including contributions to employee pension funds and payment of severance to employees.

Competition

Competition in the Israeli energy industry is intense.  Dor Alon’s major competitors are the other large fuel companies in Israel:  Paz, Delek and Sonol. The principal competitive factors affecting the retail fuel marketing business are location of retail outlets, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new retail outlets, procurement of petroleum products at competitive prices and the terms of agreement offered to fleet customers, real estate owners and/or owners of retail outlets. With respect to its direct marketing operations, Dor Alon expects to face competition from Paz, Delek and Sonol, the gas companies Pazgas, Amisragas and Supergas, and small fuel marketing companies as well as other LPG marketing companies, consisting mainly of subsidiaries of Paz, Delek and Sonol. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Increases in competition may adversely affect the earnings and profitability of Dor Alon. In addition, Dor Alon may face competition from ORL as a result of its privatization and increased competition from Paz, which now owns one of the two oil refineries in Israel.

Intellectual Property

Dor Alon holds trademarks in its retail outlets and convenience stores sector, including “Dor Alon”, “Dorgas” and “AM:PM”. Dor Alon has a right to use the trademarks “Alon”, “Alonit” and “Super Alonit”, that was received from Alon pursuant to an agreement from 2005. Dor Alon also serves as the exclusive representative in Israel of Aral Lubricants GmbH, a German oil products manufacturer, pursuant to an unwritten agreement. In addition, Dor Alon has a right to use the “Texaco” name in marketing oil products in Israel.

Legal Proceedings

Dor Alon is involved in the following legal proceedings:

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In December 2003, an action was filed against Dorgas and three other gas companies, along with a petition to certify it as a class action.  The amount of the class action was set by the petitioner as at least NIS 1.0 billion, along with punitive damages. The plaintiff asserts that Dorgas and its former managers were parties to an anticompetitive agreement with the other gas companies.  The plaintiffs have alleged that under this purported agreement Dorgas and the other gas companies engaged in the allotment of existing and new customers and refrained from competition for existing customers.  The plaintiff claims that as a result of this agreement in restraint of trade, the gas companies charged unfair and unreasonable prices. Dorgas filed its response to the petition for certification. Deliberations began in February 2007, and in December 2009 the parties reached a settlement agreement which was submitted for court approval but later rejected in January 2010. As of March 17, 2010, the proceedings in this matter have continued. Based on the opinion of its legal advisors, Dor Alon's management believes that the chances that the claimant would prevail in the claim are lower than 50%, and therefore Dor Alon did not include a provision in its accounts for this matter.

In connection with this action, it should be noted that Dorgas and four of its former managers have been indicted for criminal actions with respect to an alleged restrictive trade agreement with other gas companies.  The indictment relates to activities between 1994 and 1996 (the period preceding Dor Alon’s acquisition of control in Dorgas).  Dorgas has given the former managers an undertaking of indemnification for reasonable litigation and legal representation expense in this case. Recently, three other defendant gas companies (and their officers) reached settlements with the prosecution, which were approved by the court, under which they will be convicted and each ordered to pay a penalty of approximately NIS 4 million.  On March 19, 2008, a plea bargain between Dorgas and the Antitrust Authority was submitted for approval of the court. According to the plea bargain, the trial of Dorgas was to be separated from the trial of the other defendants, a revised indictment against Dorgas would be submitted, and Dorgas would be convicted according to its admission for offenses under Section 47(a)(1) to the Antitrust Law – 1988, or the Antitrust Law for being party to restrictive arrangements as stated above, and accordingly Dorgas would be sentenced to a fine of NIS 3.5 million and a commitment to pay NIS 2 million in the event of a violation of the Antitrust Law for a period of three years. On the same day, Dorgas was convicted by the court for the above offenses in accordance with the plea bargain, which was approved by the court.

•
Dor Alon holds 18.5% of the share capital of Elran Infrastructure. In November 2007, a lawsuit and application to certify a class action was filed against Elran Infrastructure and against a partnership of which it is part, in the amount of approximately NIS 240 million, on the grounds of operating a polluting facility as a result of which the defendants were exposed to air pollution from a fire that occurred at the facility. Elran Infrastructure’s management, based on the opinion of its legal counsel and although the proceedings are at a preliminary stage, believes that Elran Infrastructure has good claims against this lawsuit.

•
In November 2007, an administrative petition was filed against the municipality of Tel-Aviv (and against a subsidiary of Dor Alon and others as formal defendants) to require the municipality of Tel-Aviv to enforce municipal laws against businesses operating at night and during days of rest in Tel-Aviv, among them convenience stores operated by AM:PM. The subsidiary has filed a response to the abovementioned claims presenting its preliminary claims calling for the outright rejection of the petition. Based on the opinion of its legal advisors, Dor Alon's management believes that the chances that the claimant would prevail in the claim are lower than 50%, and therefore Dor Alon did not include a provision in its accounts for this matter.

•
On March 22, 2009, a lawsuit and an application to certify a class action was filed against Dorgas and other gas companies in the amount of approximately NIS 821 million (the portion of Dorgas is NIS 32 million). The claim contends that when the defendants exchange a customer’s gas tank, the remaining gas in the old tank is reused by the defendants. The plaintiffs claim that, as a result, the defendants collect payment for gas already paid for in full and that is not consumed by the customers but taken by the defendants.  Dor Alon asserted grounds for dismissal of this claim in its response because an earlier similar claim was previously dismissed. Moreover, Dor Alon claims that its actions were legal. . Based on the opinion of its legal advisors, Dor Alon's management believes that the chances that the claimant would prevail in the claim are lower than 50%, and therefore Dor Alon did not include a provision in its accounts for this matter.

•
In January 2008, a class action was filed against Dor Alon and other fuel gas stations. The claim is for approximately NIS 132 million (Dor Alon's portion is approximately NIS 8.8 million). According to the claim, the gas stations illegally mischarged an extra NIS 2 from customers pumping fuel on the Sabbath and holidays. Based on the opinion of its legal advisors, Dor Alon's management believes that the chances that the claimant would prevail in the claim are lower than 50%, and therefore Dor Alon did not include a provision in its accounts for this matter.

•
On October 21, 2009, an action and application to certify a class action was filed against Dor Alon and other fuel companies:  Paz, Delek and Sonol, for approximately NIS 124 million (Dor Alon's portion is approximately NIS 21.9 million). According to the claim, the payment meters at the fuel companies' gas stations began running before customers began pumping fuel. Based on the opinion of its legal advisors, Dor Alon's management believes that the chances that the claimant would prevail in the claim are lower than 50% and therefore Dor Alon did not include a provision in its accounts for this matter.

•
On October 21, 2009, an action and application to certify a class action was filed against Dor Alon for NIS 800 thousand. According to the claim, in one of Dor Alon's gas stations the plaintiff was charged for full fueling service, while he used the self service pump. Dor Alon has not yet responded to the claim; however, based on the opinion of its legal advisors, Dor Alon's management believes that the chances that the claimant would prevail in the claim are lower than 50%, and therefore Dor Alon did not include a provision in its accounts for this matter.

•
On June 15, 2009, an action and application to certify a class action were filed against Dor Alon and one of its subsidiaries. According to the claim, Dor Alon misled customers in respect of an extra charge due when purchasing of Benzine 96 fuel as compared with Benzine 95 fuel. Dor Alon filed a response, and on March 7, 2010 the plaintiff withdraw its motion following the court's recommendation.

•
In August 2004, the owner of a gas station submitted a motion to appoint an arbitrator to consider his claims regarding the appropriate price of the fuel products that were supplied to him by Dor Alon due to a reform in the fuel market. In March 2006, the motion was rejected by the court, and in November 2006 the plaintiff filed an appeal that was withdrawn following the court's recommendation in November 2007. In January 2009, the plaintiff filed a new monetary claim for approximately NIS 10 million. Dor Alon filed a statement of defense and a counter claim. As of March 17, 2010, no hearings were held in respect of this claim. Based on the opinion of its legal advisors, Dor Alon's management believes that the chances that the claimant would prevail in the claim are lower than 50%, and therefore Dor Alon did not include a provision in its accounts for this matter.

•
Dor Alon is involved in other routine litigation and other proceedings in the ordinary course of business.  In the opinion of its management, based on consultation with legal counsel, the liability, if any, under the routine litigation and other proceedings in the ordinary course of business is either adequately covered by insurance or would not have a material adverse effect on its overall financial condition, results of operations or cash flows.  Dor Alon has recorded reserves on its balance sheet based upon its management’s assessment with respect to its outstanding litigation, except for class action proceedings.

Government Regulation

Environmental regulation

In its retail outlets and convenience stores business, Dor Alon is subject to various laws and regulations aimed at preventing damage to the environment (mainly air, water and soil contamination), including the following laws and regulations:

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The Water Law, 5719-1959, or the Water Law, provides for the protection of all water resources in Israel and imposes liability on those who, by action or lack thereof have caused and/or may cause contamination of water sources. The Water Regulations (Prevention of Contamination) (Gas Stations), 5757-1997, promulgated under the Water Law, or the Water Regulations, which provides regulations for the construction of gas stations, and directives issued by the Commissioner (as defined under the Water Regulations) concerning the planning, construction and operation of gas stations, including the insulation and protection of fuel tanks.

•	The Environmental Protection Regulation, 5768-2008, which increases the penalties determined in other environmental laws.

•
The Clean Air for Israel Law, 5768-2008, effective as of January 2011, will constitute the framework for regulation of the quality of the air and emission of pollution caused mainly by large industrial plants. This law provides for restrictions and prohibitions regarding the sources of emission and contains provisions related to the prevention and reduction of air pollution.

•	The Dangerous Goods Law, 5753- 1993, which imposes an obligation to obtain a permit to handle dangerous substances.

•
The Planning and Building Law, 5725-1965, or the Planning and Building Law, which provides that any use of property must be done in accordance with the designated purpose of the property. Often, the permit for establishing gas stations involves changing the designated purpose of the property. Under the National Land Planning Program for Refueling Stations NLP 18 – 1986, promulgated under the Planning and Building Law, or NLP 18, the issuance of permits for gas stations are subject to different conditions and criteria such as, inter alia, the prevention of safety, environmental and transport hazards, minimal distance between gas stations and minimal distance between gas containers and pumps and residential buildings.

•
Business Permits. In order to obtain permits to operate gas stations, Dor Alon must install devices at some of its stations to prevent over-filling of underground fuel tanks as well as devices to prevent spillage during unloading of fuel tanks.  At several of its gas stations, Dor Alon is required to perform soil surveys in order to identify soil and groundwater contamination. The cost of treatment of soil or groundwater contamination at a retail site typically does not exceed a few million shekels, depending on the extent of the contamination.

Dor Alon is aware of environmental law proposals including, inter alia, proposals to encourage the use of more environmentally friendly vehicles, restricting the approval of building plans in contaminated areas and reducing gas emissions. These law proposals may influence Dor Alon’s financial results if the laws are approved. At this preliminary stage, Dor Alon cannot estimate which of the bills will be approved or rejected.

Dor Alon invested approximately NIS 1.5 million in each of the years 2007 and 2008 in order to satisfy the environmental laws and regulations. This amount does not include the amounts invested in the planning and construction of new gas stations, which are also required by such statutory provisions.  Some of the actions performed by Dor Alon were also implemented in the wake of demands by the Israeli Ministry of Environmental Protection and the Israeli Water Commission.  Dor Alon expects to invest an additional NIS 3.5 million in each of the next two years in the implementation of the laws and regulations related to the operation of Dor Alon’s gas stations.

From time to time, Dor Alon does incur costs resulting from spills of petroleum products at its retail outlets.  Although Dor Alon is not aware of any contaminated sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant unexpected costs in the future.

Dor Alon reached an arrangement with the Israeli Ministry of Environmental Protection regarding the execution of an eight year plan for identifying and treating contaminations at 54 gas stations operated by Dor Alon built before 1997. In addition, Dor Alon reached an understanding with the Ministry of Environmental Protection concerning a vapor recovery system (referred to as Stage 2) in fuel stations located in residential areas.  Pursuant to the understanding, over a period of four years, Stage 2 will be installed in fuel stations located within 40 meters of residential areas. Stage 2 will cost approximately $70,000 per fuel station.

 In its direct marketing business, Dor Alon is also subject to various laws and regulations, including laws and regulations that:

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Impose duties of licensing and of obtaining various permits, such as permits to operate as a gas supplier and licenses to operate and deal with LPG. In addition the law imposes various requirements, including that a person who deals with LPG be qualified and licensed, that the gas supplier satisfies all applicable safety requirements and to maintain specific types and levels of insurance in order to cover damages;

•	Impose duties of licensing and obtaining permits for Dorgas LPG’s storage facilities;

•
Impose restrictions and duties related to the provision of gas to the private sector, such as a prohibition to act to preserve customers who have previously delivered written notices of their intention to replace their gas supplier, the duty to serve new customers in a fair manner providing the same conditions as provided to similar customers and the duty to perform periodic tests to the gas systems;

•	Impose provisions related to safety in connection with the marketing and supplying of gas; and

•	Impose provisions related to the marketing of LPG, such as standards for gas containers, gas systems and installation of central gas systems.

In its jet fuel business, Dor Alon is subject also to other laws and regulations. Dor Alon’s activity as a provider of infrastructure services for jet fueling and jet fueling services for jets at Ben Gurion International Airport are subject to regulation.

Other Government Regulation

Dor Alon, as a fuel company, is subject to various other laws and regulations, including laws and regulations that:

•
impose duties of licensing and obligations to obtain various permits from various governmental authorities, including the police, the Ministry of Environmental Protection, the Ministry of Industry, Trade and Labor, the fire department and the relevant zoning committees. As of the date of this proxy statement, there are a few indictments or sentences pending against Dor Alon and its subsidiaries regarding the operation of gas stations and/or convenience stores without permits. A number of indictments are pending against Dor Alon and its subsidiaries with respect to gas stations and convenience stores concerning the operation of gas station and convenience stores without permits. With respect to five gas stations, and with respect to four convenience stores closure orders have been issued. These closure orders have been suspended for a short period of time in order to obtain the appropriate permits;

•
establish the duty of fuel companies to maintain an inventory of fuels for emergency purposes, the expenses of which are paid by the Israeli Fuel Administration, and to maintain, at their own expense, a supply of diesel fuel that is not an emergency supply. See “Risk Factors - Changes to the requirements regarding the storage of civil and/or security stocks”;

•	impose an excise tax on the supply of fuel from ORL and on the release of fuel from the customs;

•	prescribe a maximum consumer price for 95 octane gasoline;

•
impose restrictions on operations of fuel companies aimed at promoting competition in the fuel market, including restrictions with respect to the terms of exclusivity agreements between fuel companies and the unrelated owners of gas stations and restrictions on the location of new gas stations;

•	impose restrictions on the planning and establishing gas stations and retail stores;

•
impose anti-trust prohibitions under the Antitrust Law, including with respect to price setting and exclusive long term (over three years) supply agreements between gas supply companies, such as Dor Alon, and gas stations (which are not owned by such companies);

•	regulate the storage of fuel;

•	prohibit fuel companies from selling fuel products to illegal gas stations;

•	impose restrictions on the establishment of internal gas stations located primarily on kibbutzim and moshavim;

•
impose restrictions on the operation of gas stations and convenience stores on the Jewish Sabbath (Saturday) and regarding a permit to employ Jewish workers on Saturday. Dor Alon does not possess such a permit. Most of Dor Alon’s gas stations and convenience stores are open during the Jewish Sabbath. Under Israeli law, employment of workers in violation of the law is subject to a fine or imprisonment of up to a year, or both. The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. To Dor Alon’s best knowledge, in the cities in which AM:PM operates there are municipal regulations restricting their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night; and

•	set provisions pertaining to safety in the marketing and supply of fuel and LPG.

Management

The following table lists the name, age and position of the directors and executive officers/and senior management of Dor Alon as of March 17, 2010.

Name	Age	Position
David Wiessman	55	President and Active Joint Chairman of the Board of Directors
Yizhak Bader	63	Joint Chairman of the Board of Directors
Diana Bogoslavski	50	Director
Dr. Yehuda Freidenberg	68	Director
Shlomo Even	52	Director
Oded Rubinstein	48	Director
Yeshayahu Perry	76	Director
Israel Ben Yacov	61	Director
Amos Ron	57	External Director
Harry Langman	66	External Director
Yaniv Israel	63	Chief Executive Officer
Zeev Cohen	36	Vice President for Finance
Zeev Stein	55	Deputy to Chief Executive Officer
Haim Guttman	58	Deputy to Chief Executive Officer for Subsidiaries, Partnerships and the Palestinian Territories and Jerusalem.
Gideon Maayan	66	Vice President for Properties
Otniel Tamary	68	Vice President for Marketing
Ortal Klein	41	General Counsel and Corporate Secretary
Ori Shmuel	61	Vice President for Sales
Aizik Worzel	58	Vice President for Logistics
Orit Erlichman	52	Vice President for Planning and Construction
Daniel Spira	55	Internal Auditor
Yair Tamir	32	Controller
Oded Blum	45	Chief Executive Officer of Dor Alon Operating Service Stations Ltd.
Ido Mor	33	Chief Executive Officer of AM:PM Ltd.
Eliyahu Misgav	64	Chief Executive Officer of Dor Alon Gas Technologies Ltd.
Uri Hemo	45	Vice President Economics and Control

David Wiessman has served as Dor Alon’s President and Active Joint Chairman of the Board of Directors since September 9, 1999. Mr. Wiessman also serves as Executive Chairman of BSI's board of directors since November 15, 2005 and as the Vice Chairman of BSI's board of directors since June 2003. He is also the Chairman of the board of directors of Mega Retail from March 12, 2007 and the Chairman of the board of directors of BSRE from December 21, 2005.  In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon and Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc.

Yitzhak Bader has served as Dor Alon’s Joint Chairman of the Board of Directors since September 9, 1999. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon and a director of the following companies: Alon Retail, BSI, Mega Retail Ltd., Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pizza Hut Israel (2002) Limited Partnership, Pri-Gat Ltd., Rimon Counseling and Management Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, and One Technologies Software (ASD) Ltd.

Diana Bogoslavsky has served as Dor Alon’s director since April 1, 2005. She also serves as a Director in BSI since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairman of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry and a director in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

Dr. Yehuda Freidenberg has served as Dor Alon’s director since January 1, 2002.  He has served as the Vice President of Finances of Birkat Haaretz Ltd. and as a Director in Al Bad Massuot Yitzhak Ltd. (a textile trading company),  since 2000 and is a private financial consultant. Mr. Freidenberg currently serves as a director in Alon Israel Oil Company Ltd., Dor Alon Fuel Stations Operation Ltd. and additional companies. Mr. Freidenberg holds a PhD. in Economics from Chicago University and a B.A. in Economics and Math from the Hebrew University in Jerusalem. Dr. Freidenberg is also a qualified public accountant.

Shlomo Even has served as Dor Alon’s director since September 9, 1999. Mr. Even is currently a certified accountant and partner of the accounting firm of Tiroshi Even, and a director of the following companies: BSI, Super Sol Bielsol Investments Ltd., Alon, Rosebud Real Estate Ltd., Alon Dor Operating Service Stations Ltd., Dor Gas Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy Inc., Alon USA Operating Inc., Alon USA GP LLC, Alon USA Capital Inc., Alon Assets Inc. and Alon USA Inc. Mr. Even holds a B.A. degree in Accounting and Economics from Bar-Ilan University.

Oded Rubinstein has served as Dor Alon’s director since March 25, 2008. He has served as the Chief Executive Officer of both Mishkey Hanegev Central Agricultural Cooperative Society Ltd. and Hanegev & Haarava Transport Co. Ltd. since 2008. Mr. Rubinstein currently serves as a director in Alon Israel Oil Company Ltd., Dor Alon Fuel Stations Operation Ltd., Hanegev Cooperative Society for Transportation Ltd., Mishkey Hanegev Central Agricultural Cooperative Society Ltd., Ambar Central Feed Mill Agricultural Cooperative Society Ltd., Mishkey Dan Rechesch Mishkey Hadarom Vehanegev, D.N.H. Financing Services, Seed Growers Co. Ltd., The Financial Cooperative Organizations Union – Agricultural Cooperative Society Ltd., Fuel Holdings Ltd., Shovre Bar Feed Import – Agricultural Cooperative Society Ltd., Hazera (1939) Ltd. (as an alternate director), Zirei Eichut - Agricultural Cooperative Society, Tnuva Holdings, TAMAT - Agricultural Cooperative Society Ltd., Shdamot Mishkey Hanegev Ltd. and D.N.H. Bar Ltd.. Mr. Freidenberg holds a Masters degree in Business Management from Ben-Gurion University and a B.A. in Economics and Business Management from Midreshet Rupin Rupin in the Hefer Valley in Israel.

Yeshayahu Pery has served as Dor Alon’s director since September 9, 1999. He has served as the Chief Executive Officer of Mishkey Galil Elyon Central Agricultural Cooperative Society Ltd. and as Chairman of both Bituach Haklai Joint Cooperative Society Ltd. and Atudot – Pension Fund Ltd. . Mr. Pery currently serves as a Director of New Makefet Providence Fund Management Ltd., Alon Israel Oil Company Ltd., Dor Alon Fuel Stations Operation Ltd., Alon USA Inc., Alon USA Energy Inc., Alon USA GP LLC., Alon USA Capital Inc., Alon USA Operating, Inc. and Alon Assets Inc. He holds a B.Sc. degree in Agricultural Economics from the Hebrew University in Jerusalem.

Israel Ben Yacov has served as Dor Alon’s director since September 9, 1999. He serves as the Chairman of Dor-Alon Gas Technologies Ltd. Mr. Ben Yacov currently serves as the Chief Executive Officer and a member of the management of The Central Mashbir Cooperative Society, Chief Executive Officer and director of Hamashbir Investments (93) Ltd., Chairman of Grofit Plastics Plant (Partnership), Chairman of Kfar Giladi Quarries Agricultural Cooperative Society, Chairman of Radio Kol Rega, and Chairman of Alon Natural Gas Explorations Ltd. and Chairman of the board of directors of Tabasco Holdings Ltd. since 2008.  He also serves as a director in Dor Alon Fuel Stations Operation Ltd., and the New Dor Gas Ltd. Mr. Ben Yacov studied Economics and Business Management at Midreshet Rupin in the Hefer Valley in Israel.

Amos Ron has served as Dor Alon’s director since December 12, 2005. Mr. Amos was the Chief Executive Officer of Israel Ports Company Ltd. and the Chairman of the Metro-net Ltd. Group. He currently serves as a director in Metro-net Ltd. and in Metro-net Properties Ltd. Mr. Amos is an External Director and is a member of the Audit Committee. Mr. Amos holds a B.A. degree in Economics and Psychology from Haifa University.

Harry Langman has served as Dor Alon’s director since December 12, 2005. He served as the representative of the Israeli Ministry of Finance to the United States Mr. Langman serves as an External Director and is a member of the Audit Committee. He holds a B.A. degree in Economics, Statistics and Political Sciences and a diploma in Business Management from the Hebrew University in Jerusalem.

Yaniv Israel has served as Dor Alon’s Chief Executive Officer since November 1, 2000. Since 2002 he has served as Chairman of both Dor Alon Fuel Stations Operation Ltd. and Avrech Alon G.S. Ltd., and he was a Director of the Member's Club of Blue Square - Israel Ltd. Mr. Israel holds a B.A. and a Masters degree in Chemical Engineering from the Technion – Technical Institute in Haifa.

Zeev Cohen has served as Dor Alon’s Vice President for Finance since March 26, 2008. Since 2008 he has served as Dor Alon’s Controller, and from 2000 to 2008 he served as Comptroller of Dor Alon Gas Technologies Ltd., Controller of Pizza Hut Israel (2002) LP, and Dor Alon’s Vice Comptroller.  Mr. Cohen holds a B.A. degree in Accounting from Ramat-Gan College.

Zeev Stein has served as Dor Alon’s Deputy to the Chief Executive Officer since January 1, 2005.  He currently serves as the Chief Executive Officer of Blue Square Real Estate Ltd. and as a director in various companies affiliated with Dor Alon Group and with the Blue Square Group. From 1994 until December 2004, Mr. Stein served as the Chief of Planning and Development in Alon Israel Oil Company Ltd. and Dor Alon. Mr. Stein holds a B.A. degree in Civil Engineering, Architecture, and City Planning from the Technion – Technical Institute in Haifa.

Haim Guttman has served as Dor Alon’s deputy to the Chief Executive Officer for Subsidiaries and the Palestinian Authority and Jerusalem, since July 1, 1997. From 1997 to 2007, he served as the Chief Executive Officer of Dor Alon’s subsidiaries, Chief Executive Officer of Pizza Hut and Dor Alon’s Vice President for Operation and Deputy to the Chief Executive Officer. Mr. Guttman holds a B.A. degree in Economics from Ben-Gurion University in Be’er-Sheva.

Gideon Maayan has served as Dor Alon’s Vice President for Properties since January 1, 2005. He holds a Masters degree in Business Management (specialization in financing) and a B.A. degree in Economics and Political Science from the Hebrew University in Jerusalem.

Otniel Tamary has served as Dor Alon’s Vice President for Marketing since January 1, 2005. From 1991 to 2004, he served as Marketing Manager in the Alon group.

Yair Tamir has served as Dor Alon’s Comptroller since April 1, 2008. From October 2004 to May 2007, he worked as an accountant at Kesselman & Kesselman, a member of Price Waterhouse Coopers, and from May 2007 to March 2008, he served as Controller of Alon Israel Oil Company Ltd. He is a certified public accountant and has a Masters degree in Business Management from Tel-Aviv University and a B.A. in Economics from Haifa University.

Ortal Klein has served as Dor Alon’s General Counsel and Corporate Secretary since September 9, 1999.  Since May 1997, Ms. Klein has served as Alon Group's General Counsel and Corporate Secretary. She is a certified lawyer and holds a Masters degree in Commercial Law from Bar-Ilan University and a LLB degree in Law from Tel-Aviv University.

Ori Shmuel has served as Dor Alon’s Vice President for Sales since June 2, 1992. He holds a B.A. degree in Economics and Business Management from the Hebrew University in Jerusalem.

Aizik Worzel has served as Dor Alon’s Vice President for Logistics since January 1, 2005. He holds a B.A. degree in History from Tel-Aviv University.

Orit Erlichman has served as Dor Alon’s Vice President for Planning and Construction since January 1, 2005. From March 1997 to December 31, 2004, she served as an Engineer’s Aide both at Dor Alon and at Alon Israel Oil Company Ltd. , and as Manager of the Planning Department at Alon  Ms. Erlichman is an Architect and holds a Masters degree in City and Regional Planning from the Technion – Technical Institute in Haifa and a B.A. degree in Sociology from Haifa University.

Daniel Spira has served as Dor Alon’s Internal Auditor since January 1, 2000. He is a certified public accountant and owns an accounting firm. Mr. Spira currently serves as an Internal Auditor in Dor Alon Gas Technologies Ltd., Dor Alon Fuel Stations Operation Ltd., Alon Israel Oil Company Ltd. and AM:PM Ltd. He holds a B.A. degree in Accounting from Bar-Ilan University.

Oded Blum has served as Chief Executive Officer of Dor Alon Operating Service Stations Ltd. since November 11, 2007.  Since January 2000, he has served as Dor Alon’s Vice President for Finance.  From January 2005 to November 2007, he served as Vice President for Business Development at Alon.  He is a certified public accountant and has a B.A. in Economics and Accounting from the Hebrew University in Jerusalem.

Ido Mor has served as Chief Executive Officer of AM:PM Ltd. since November 1, 2009. From 2001 to August 2009 he served as Chief Executive Officer of the Regional Radio (103FM 99FM). He holds a LLM degree for management in Business from the Hebrew University in Jerusalem and a LLB degree in Law and a B.A. degree from the Interdisciplinary College in Hertzelia.
.
Eliyahu Misgav has served as Chief Executive Officer of Dor Alon Gas Technologies Ltd. since May 1, 2000.  Mr. Misgav also serves as Chief Executive Officer of Alon Gas Explorations since February 1, 2010. He has a B.A. in Economics and Political Science from the Hebrew University in Jerusalem and an additional B.A. in Statistics from Tel-Aviv University.

Uri Hemo has served as Vice President for Economics and Control of Dor Alon since March, 2008. From March 1995 to March 2008, Mr. Hemo has served as Chief Economist of Dor Alon. He holds a B.Sc. degree in Economics and Management from the Technical Institute in Haifa.

Employee and Chief Executive Officer Equity Compensation

In December 2005, Dor Alon’s Board of Directors approved and adopted a compensation plan for its employees, employees of its subsidiaries and employees of Alon. The reward program granted the employee offerees non marketable options to be exercised into 336,275 ordinary shares of Dor Alon, par value NIS 1, representing 1.71% of the outstanding Dor Alon ordinary shares, on a fully diluted basis (1.77% of the voting rights on a fully diluted basis). In March 2008, the options vested and became exercisable. As of March 17, 2009 299,131 options had been converted into ordinary shares, and those options not converted have since expired.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATION OF DOR ALON

See Director's Reports of the Company's Affairs For Dor Alon is attached to this proxy statement as Annex D.

INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION

Directors and Officers

You should be aware that certain BSI directors have the following interests in the Acquisition described in this proxy statement that are different from, or are in addition to, the interests of BSI shareholders.

To BSI’s best knowledge, as of May 27, 2010, approximately 53% of the outstanding share capital of Alon, BSI's indirect controlling shareholder, is owned together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To BSI’s best knowledge, Mr. David Wiessman and the Biran family hold all the shares of Bielsol Investments (1987) Ltd., and its shareholders consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, the Estate of Professor Shoshana Biran and Gara, Boaz and Iftah Biran), holding 79.4% of the capital and voting rights of Bielsol Investments, D.B.V Investments Ltd. (controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments, Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

In addition, the following individuals serve on the Board of Directors of BSI and also serve on the Board of Directors or serve as an executive officer of Alon and/or of companies affiliated with Alon, including Dor Alon, as described below:

David Wiessman

•	Chairman of the Board of Directors of BSI and Alon Retail Ltd. Alon Retail Ltd. owns approximately 68.62% of the outstanding shares of BSI;
•	President and Chief Executive Officer of Alon, which holds 100% of the shares of Alon Retail Ltd. In addition, Mr. Wiessman beneficially holds 2.71% of the outstanding shares of Alon;
•	President and Executive Chairman of Dor Alon;
•
Chief Executive Officer of Bielsol Investments (1987) Ltd., which indirectly holds shares in Alon Retail Ltd. In addition, Mr. Wiessman personally or through companies under Mr. Wiessman's control holds 20% of Bielsol Investments (1987) Ltd.;

•	Chairman, director, and/or officer positions in other entities associated with Alon; and
•	Director of one or more subsidiaries of Dor Alon.

Yitzhak Bader

•	Director of BSI;
•	Chairman and Chief Executive Officer of Granot, a purchasing organization of the kibbutzim which has indirect holdings in Alon Retail Ltd., through its holdings in Alon;
•	Chairman of the Board of Directors of Alon;
•	Co-Chairman of the Board of Directors of Dor Alon and director of subsidiaries of Dor Alon; and
•	Director in other entities associated with Alon, including Alon Retail Ltd.

Shlomo Even

•	Director of BSI and member of the Audit Committee;
•	Director of Alon and of Dor Alon;

•	Director of Super Sol Bielsol Investments Ltd. and in Bielsol Investments (1987) Ltd.;
•	Director of one or more entities associated with Dor Alon; and
•	Director of one or more entities associated with Alon.

Diana Bogoslavsky

•	Director of BSI, Alon and Dor Alon;
•	Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants;
•	Director in the Union of the Kibbutzim Industry ; and
•	Director in one or more entities associated with Dor Alon.

Personal Interest under the Israeli Companies Law

Under Israeli law, members of a company’s board of directors having a personal interest in the approval of a transaction may not be present during discussions or vote on the proposed transaction at meetings of the board of directors or audit committee in which the proposed transaction is discussed, unless the majority of the members of the board of directors or the members of the audit committee, as the case may be, have personal interest in the proposed transaction. If a majority of the board has personal interests in a proposed transaction, then the interested directors may be present during discussions and vote on the Acquisition at the meeting of the board of directors approving the Acquisition, but the shareholders of BSI must also approve the Acquisition. Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i)a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds five percent (5%) or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

Since a majority of the members of the BSI Board of Directors have a personal interest in the Acquisition, no members abstained from voting to approve the Acquisition in the Board of Directors. However, only independent directors participated in the discussions held by the Audit Committee regarding the Acquisition and in the voting to approve the Acquisition by the Audit Committee.

Personal Interests of Certain Shareholders in the Acquisition

Under the Israeli Companies Law, each shareholder that attends the Annual Meeting in person shall, prior to exercising such shareholder’s voting rights at the Annual Meeting, advise BSI whether or not that shareholder has a personal interest in the approval of the Acquisition. Each shareholder that delivers a signed proxy card to BSI must indicate on the proxy card whether or not that shareholder has a personal interest in the approval of the Acquisition. Shareholders who do not indicate whether or not they have a personal interest in the approval of the Acquisition will not be eligible to vote their shares as to such proposal.

PROPOSAL 2

ELECTION OF DIRECTORS

The Board of Directors has nominated the five (5) persons named and described below to be elected as directors, in addition to BSI’s two external directors, David Alphandary and Uzi Baram, constituting the entire Board of Directors. All of the nominees currently serve as directors of BSI. The current shareholdings of Alon Retail Ltd. empower it to elect all of BSI’s directors.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the next Annual Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of BSI. BSI is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of BSI is based upon the records of BSI and information furnished to it by the nominees.

The nominees to serve on the Board of Directors of Blue Square are:

Name	Age	Position
David Wiessman	55	Executive Chairman of the Board of Directors
Yitzhak Bader	64	Director
Shlomo Even	53	Director
Diana Bogoslavsky	51	Director
Avraham Meron	71	Director

David Wiessman has served as Executive Chairman of our board of directors from November 15, 2005 and as the Vice Chairman of our board of directors from June 2003.  Mr. Wiessman is also the Chairman of the board of directors of Mega Retail from March 12, 2007 and the Chairman of the board of directors of BSRE from December 21, 2005.  In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Joint Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of Blue Square

Yitzhak Bader has served as our director from June 2003.  Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Dor Alon Energy In Israel (1988) Ltd. and Joint Chairman of Dor Alon Energy In Israel (1988) Ltd., and a director of Alon Retail, Mega Retail Ltd., Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pizza Hut Israel (2002) Limited Partnership, Pri-Gat Ltd., Rimon Counseling and Management Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, and One Technologies Software (ASD) Ltd.

Shlomo Even has served as our director since June 2003.  Mr. Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of the following companies: Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy in Israel (1988) Ltd., Rosebud Real Estate Ltd., Alon Dor Operating Service Stations Ltd., Dor Gas Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy Inc., Alon USA Operating Inc., Alon USA GP LLC, Alon USA Capital Inc., Alon Assets Inc. and Alon USA Inc.. Mr. Even is a member of the Audit Committee of Blue Square. Mr. Even holds a B.A. degree in Accounting and Economics from Bar-Ilan University.

Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairman of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry and a director in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

Avraham Meron has served as our director and member of the audit committee since August 20, 2007. Mr. Meron is currently an independent advisor and is an external director in Africa Israel Properties Ltd., a director in Discount Mortgage Bank Ltd., a member of the investments committee in Clal Finance group, and a director in A.I. America Israel Investments Ltd. From June 2003 to November 2005, Mr. Meron served as a our Director, and, until October 2005, as the Vice-President and CFO of Africa Israel Investments Ltd.  Mr. Meron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Blue Square. Mr. Meron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

"RESOLVED, that David Wiessman, Yitzhak Bader,  Shlomo Even, Diana Bogoslavsky, and Avraham Meron be, and hereby are, each elected to hold office as a director of BSI until the close of the next annual general meeting."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

Independent and External Directors

Israeli Companies Law Requirements. We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Minister of Justice has adopted regulations exempting companies, like Blue Square, whose shares are traded both on an exchange in Israel and outside of Israel, from some provisions of the Israeli Companies Law.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director of a company if the person or the person’s relative, partner, employer, anyone the person is subject to, directly or indirectly, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with such company, any entity controlling such company or any entity controlled (as of the date of the person’s appointment to serve as external director, or during the two years preceding that date) by or under common control with such company.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Regulations under the Israeli Companies Law provide for various instances and kinds of relationships in which an external director will not be deemed to have “affiliation” with the public company for which (s) he serves, or is a candidate for serving as an external director.

No person can serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as an external director, or may impair his ability to serve as a director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

At least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional competence.” As provided by regulation, a director having "financial and accounting expertise" is a person who, due to his or her education, experience and qualifications, is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. The assessment of a director's "financial and accounting expertise" shall be made by the board of directors. A director having "professional competence" is a person who has an academic degree in either economics, business administration, accounting, law or public administration, or who has an academic degree in an area relevant to the main business sector of the company or in a relevant area for the position as a director, or who has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public sector or in a senior position in the field of the company’s business.

Each Israeli public company is required to determine the minimum number of directors with “financial and accounting expertise” that such company believes is appropriate in light of the company’s size, the scope and complexity of its activities and other factors.  Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination. Our board of directors determined that two directors with “financial and accounting expertise” is appropriate for BSI.  Our board of directors currently has at least two directors with such “financial and accounting expertise”.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders (as defined in the Israeli Companies Law) voted at the meeting, vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for one additional three-year term.  Nevertheless, regulations under the Israeli Companies Law provide that companies like Blue Square (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange) may appoint an external director for additional three-year terms under certain circumstances and conditions. External directors may be removed only in a general meeting and by the same percentage of shareholders as is required for their election, or by a court.  In both cases, removal is permitted only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of our board of directors is required to include at least one external director, and our audit committee is required to include all of the external directors.

Audit Committee

Israel Companies Law Requirements.  Under the Companies Law, a public company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company in consultation with the internal auditor and the company’s independent accountants, and to suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

New York Stock Exchange Requirements. BSI is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers. Under such NYSE rules, each member of BSI's audit committee must be independent. Under the NYSE rules as applicable to foreign private issuers, BSI is required to have an audit committee that satisfies the requirements of Rule 10A-3 of the 1934 Act. The responsibilities of an audit committee under these NYSE rules include being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for BSI.

Rule 10A-3 of the 1934 Act requires that two criteria be met in order for audit committee members to be deemed independent: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

                    The definition of “affiliate” is “a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is defined as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted under the rule whereby a person who is not an executive officer or 10% shareholder of the issuer is deemed not to have control of the issuer. There are also certain limited exceptions permitting an audit committee member to also sits on the board of directors of an affiliate of a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

Corporate Governance. BSI includes on its web site a statement containing a general description of the significant ways in which BSI's corporate governance practices differ from those required of U.S. domestic companies under NYSE standards. This statement can be accessed on BSI's web site at <www.bsi.co.il/en/index.asp> (under "Investor Information").

As of May 15, 2010 the members of the Audit Committee were David Alphandary, Uzi Baram, and Avraham Meron.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, has been nominated by the Board of Directors of BSI for appointment as the IRPAF of BSI for the year ending December 31, 2010. Kesselman & Kesselman is BSI’s current IRPAF and has no relationship with BSI or with any affiliate of BSI, except as IRPAF.

It is proposed that at the Annual Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the IRPAF of BSI for the year 2010, and that the Board of Directors and the Audit Committee be, and hereby are, authorized to determine the fees of the said IRPAF.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL 4

APPROVAL OF THE CHANGE OF COMPANY'S NAME AND THE APPLICABLE AMENDMENT TO BSI'S ARTICLES OF ASSOCIATION

At the Annual Meeting, the shareholders will be requested to approve the change of the name of BSI from Blue Square Israel Ltd. to Alon Holdings – Blue Square Israel Ltd. or to a similar name approved by the Israeli Registrar of Companies and to amend BSI’s articles of association and/or memorandum of incorporation accordingly.

It is proposed that at the Annual Meeting the following resolution be adopted:

“RESOLVED, that the change in the name of BSI from Blue Square Israel Ltd. to Alon Holdings – Blue Square Israel Ltd. or a similar name approved by the Israeli Registrar of Companies, be and hereby is, approved, and BSI is authorized to amend BSI’s articles of association and/or memorandum of incorporation accordingly.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

CONSIDERATION OF THE FINANCIAL STATEMENTS

At the Annual Meeting, the Financial Statements of BSI for the fiscal years ended December 31, 2008 and December 31, 2009 will be presented, reviewed and considered.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the Annual Meeting, but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

BSI files annual and special reports with, and furnishes other information to, the SEC. You may read and copy any reports, statements or other information we file or furnish at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E. Washington, DC. 20549, at the SEC’s prescribed rates. Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room. The address of this website is http://www.sec.gov.

BSI is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 and in Rule 405 under the Securities Act. As a result, it files annual reports pursuant to section 13 of the Securities Exchange Act on Form 20-F and reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Securities Exchange Act regarding foreign private issuers, the annual proxy solicitations of BSI are not subject to the disclosure and procedural requirements of Regulation 14A under the Securities Exchange Act, and transactions in its equity securities by their officers and directors are exempt from section 16 of the Securities Exchange Act.

The SEC allows us to “incorporate by reference” information into this proxy statement, which means that we can disclose important business and financial information about BSI to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superseded by information in this proxy statement. This proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about BSI and its finances.

BSI FILINGS (FILE NO. 000-28996)	FILING DATE

• Annual Report on Form 20-F for year ended December 31, 2008	June 29, 2009

• Reports on Form 6-K
June 30, 2009, August 17, 2009, September 14, 2009, September 21, 2009, October 1, 2009, October 8, 2009, October 20, 2009, November 25, 2009, January 14, 2010, January 21, 2010, February 1, 2010, February 11, 2010, February 17, 2010, and February 18, 2010, March 15, 2010, March 25, 2010, April 7, 2010, April 12, 2010, April 19, 2010, April, 22, 2010, April 26, 2010, May 4, 2010, May 12, 2010 and May 17, 2010 (two Form 6-K's).

• Description of the Ordinary Shares of BSI contained in Item 14 of the Annual Report on Form 20-F	June 29, 2009

In addition, all annual reports on Form 20-F and any Form 6-K (to the extent so specified in such Form 6-K) filed with or submitted to the SEC by BSI under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this proxy statement and until the date of the special meetings shall be deemed to be incorporated by reference into this proxy statement.

BSI has supplied all information contained or incorporated by reference in this proxy statement relating to BSI.

If you are a shareholder, BSI may have sent you some of the documents incorporated by reference, but you can obtain any of them through BSI or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement. Shareholders may obtain documents incorporated by reference in this proxy statement by requesting them in writing or by telephone from the appropriate party at the following addresses:

Blue Square-Israel Ltd.
2 Amal Street
Rosh Ha’ayin 48092, Israel
Attention: Elli Levinson-Sela
General Counsel and Corporate Secretary
Telephone: 972-3-9282670/1
Facsimile: 972-3-9282498

If you would like to request documents from BSI, please do so by June 16, 2010 to receive them before the special meetings.

You should rely only on the information contained or incorporated by reference in this proxy statement to vote on the Proposals. We have not authorized anyone to provide you with information that is different from that contained in this proxy statement. This proxy statement is dated May 27, 2010. You should not assume that the information contained in the proxy statement is accurate as of any date other than such date, and the mailing of the proxy statement to shareholders shall not create any implication to the contrary.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

Annex A

Agreement

of May 17, 2010

Between:	Alon Israel Oil Company Ltd.
P.C. 52-00416-90
Tzarfat Park, Yakum
(the “Seller”)
of the first part;
And between:	Blue Square Israel Ltd.
Public Co. 52-00428-47
of 2 Amal St., Afek Park, Rosh Haayin
(the “Buyer”)
of the second part;

Whereas
the Seller holds 11,293,172 shares of Dor Alon Energy in Israel (1988) Ltd. (the “Company” or “Dor Alon”), which constitute, as of the date of execution of this Agreement, 80.05% of the issued and paid-up share capital of the Company (less the treasury shares held by the Company); and

Whereas
the Company is a public company whose securities are listed on the Tel Aviv Stock Exchange, which engages, inter alia, in the development, construction and operation of fuelling stations and commercial centers in proximity thereto and of independent convenience stores; and

Whereas
prior to the date of execution of this Agreement, a splitting of the Company’s gas and oil search business was performed (the “Gas Search Business”) such that the Gas Search Business was transferred from the Company to a new company held by the shareholders of the Company pursuant to Section 105 of the Income Tax Ordinance (the “Gas Split”); and

Whereas	the Buyer is a public company whose securities are listed on the New York Stock Exchange and on the Tel Aviv Stock Exchange, which engages, inter alia, in the operation of a retail store chain; and

Whereas
the Parties wish to perform a stock-for-stock merger, as defined in the Income Tax Ordinance, such that the Transferred Shares (as defined below) shall be transferred to the Buyer against the allotment of shares in the Buyer to the Seller, and consequently Dor Alon shall become a subsidiary controlled by the Buyer (the “Stock-for-Stock” or the “Merger”); and

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

Whereas
the Parties represent that the Merger is being performed for business and economic purposes and, inter alia, in order to allow the use of synergetic advantages of the business of the Buyer and Dor Alon; and

Whereas
the Merger is being performed pursuant to Section 103T of the Income Tax Ordinance [New Version], including all of the terms and sections thereof, and in accordance with the confirmation of the tax authorities that was received on January 26, 2010 (the “Tax Authorities’ Confirmation”) whereby it was confirmed that the Merger meets the terms and conditions specified in Section 103T of the Ordinance, subject to fulfillment of the conditions and restrictions in the Tax Authorities’ Confirmation and in the Income Tax Ordinance (the “Conditions of the Tax Authorities’ Confirmation”); and

Whereas
the Parties wish to determine and define, in the framework of the provisions of this Agreement, the manner of performance of the Merger, subject to the framework determined in the Tax Authorities’ Confirmation, all in accordance with the terms and conditions specified in this Agreement below;

Therefore it has been agreed, represented and stipulated between the Parties as follows:

1.	Preamble and Interpretation

1.1.	The preamble to this Agreement, the annexes hereto and the Parties’ representations constitute an integral part hereof.

1.2.
The division of this Agreement into sections and subsections and the headings appearing herein are made for reasons of convenience alone and should not be used for the purpose of interpretation hereof.

2.	Definitions

The terms specified below shall, in this Agreement, bear the meaning set forth alongside them:

2.1.	“Closing Date” – the date on which the transaction shall be completed, as specified in Section 10 of this Agreement.

2.2.	“Securities Law” – the Securities Law, 5728-1968.

2.3.	“Dor Alon” or the “Company” – Dor Alon Energy in Israel (1988) Ltd., Public Co. 520043878.

2.4.	“Dor Alon Group” - Dor Alon together with the subsidiaries of Dor Alon and the corporations held by Dor Alon, either directly or in concatenation.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

2.5.	“Dor Alon’s Periodic Reports” – Dor Alon’s periodic report for the year ended on December 31, 2009 and which was publicly released on March 17, 2010.

2.6.
“Transferred Shares” – all of the shares of the Company that are held by the Seller, as being on the transaction completion date, it being agreed that the Transferred Shares shall be at a rate which shall constitute, as of the transaction completion date, no more than 80.5% and no less than 80% of the issued and paid-up share capital of Dor Alon (less the treasury shares held by Dor Alon).

3.	The Seller’s Representations

The Seller hereby represents and undertakes that:

3.1.
As of the date of execution of this Agreement, it holds shares of the Company which constitute, as of the date of execution of this Agreement, 80.05% of the capital rights and 80.05% of the voting rights of Dor Alon (without the 2,388,098 shares held by Dor Alon which are treasury shares), and constitute 73.4% of the capital rights and 73.4% of the voting rights of Dor Alon on a fully diluted basis, the Transferred Shares being free and clear of any charge, pledge, attachment, lien, debt or third party right. As of the date of execution of this Agreement, there are no securities which are convertible into shares that have been issued by Dor Alon and have not yet been exercised for or converted into shares or have expired, with the exception of 104,688,873 bonds which are convertible into shares of Dor Alon (the “Convertible Bonds”).

3.2.
As of the transaction completion date, neither the Company nor the Seller have agreed to grant and/or undertaken to grant and/or granted, either directly or indirectly, whether in writing or orally, to any person or body, any rights in connection with the Company’s shares (including the Transferred Shares) and/or any other securities of the Company, including options, other rights to the allotment and/or purchase of shares and/or a right of first refusal etc., all with the exception of the Convertible Bonds.

3.3.
Dor Alon’s Periodic Reports have been prepared according to accepted accounting rules and principles and pursuant to the Securities Law and Securities Regulations, on the basis of valid accounting standards and statements, and they correctly and properly reflect the condition of the Company, including its results, liabilities, assets, rights and business, as of the date of the preparation thereof. Without derogating from the generality of the aforesaid, the Seller represents and undertakes that:

3.3.1.	The Company has duly disclosed and/or made proper provisions for any and all assets and contingent liabilities specified in Dor Alon’s financial statements.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

3.3.2.
All of the provisions for the liabilities in respect of the Company’s employees and/or service providers have been made in accordance with and according to accepted accounting rules and principles, which are implemented consistently, on the basis of all valid accounting standards and statements, and in accordance with the Securities Regulations, and there are no liabilities in connection with the Company’s employees which are not fully expressed in the financial statements.

3.4.
The Company is not a guarantor, directly and/or indirectly or in any manner, in material guarantees, and has not undertaken to give material guarantees as aforesaid to any party or body, except to companies in the Dor Alon Group.

3.5.
The Seller is not a guarantor, directly and/or indirectly or in any manner, for material undertakings of the Dor Alon Group, except as specified in Annex 3.5 hereto, it being agreed that such guarantees shall remain in effect and shall not be endorsed to the Buyer also after the transaction completion date.

3.6.
The Company has provided the ISA and the Tel Aviv Stock Exchange with all of the reports and the financial statements that it is obligated to provide to such authorities pursuant to any law. Without derogating from the generality of the aforesaid, the Seller represents and undertakes that the Company’s shelf prospectus dated August 20, 2009 (the “Shelf Prospectus”), Dor Alon’s Periodic Reports and the immediate reports that were submitted by the Company commencing from the date of the periodic reports forth, are correct, full and accurate and include all of the information required by a reasonable investor in connection with the Company and its condition, and do not include any misstatement (as defined in the Securities Law, 5728-1968). In this context, the Seller represents that there are no material negotiations and/or agreements and/or material undertakings between the Company and any third parties which are not specified in Dor Alon’s Periodic Reports and/or in Dor Alon’s immediate reports (including in connection with the performance or non-performance of future transactions by Dor Alon).

3.7.
Commencing from December 31, 2009 until the date of execution of this Agreement, no event has occurred which has had or may have a material adverse effect on the Company’s financial condition, its results of operations or its cash flow, or which may have material negative repercussions in the future on the Company’s financial condition, its results of operations or its cash flow, and the Company’s business has not deviated from the ordinary course of business, all with the exception of the Gas Split, as defined above, and no event or matter has occurred of the types specified in Section 36(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 in respect of which the Company has not released an appropriate report.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

3.8.
The Company has timely paid, in full, all of the taxes and other mandatory payments which apply thereto and/or which it has been required to pay, and the Seller is not aware of any reservations, objections, investigations and/or demands on the part of any tax authorities in connection with reports and/or payments as aforesaid for which provisions have not been made or which have not been disclosed in the financial statements. The Company has closed tax assessments until 2004 (inclusive), whilst the Company’s tax assessment for 2005 has expired.

3.9.
Any and all financial deposits, payments and deductions that any of the companies of the Dor Alon Group is required to make and/or pay, as the case may be, to employees and/or in connection with them, pursuant to any law and/or agreement, in respect of their employment and/or termination of their employment, for the entire period of their employment thereby, until the date of execution of this Agreement, have actually been paid thereby and/or deposited in the appropriate funds.

3.10.
As of the date of execution of this Agreement, the Company has neither declared nor undertaken to distribute a dividend or stock dividend or to make capital or any other payments of whatever type to the Company’s shareholders, which, as of the date of execution of this Agreement, have not yet been paid.

3.11.
There are no material arrangements and/or agreements between the Dor Alon Group and any third parties which may be cancelled as a result of performance of the transaction contemplated in this Agreement and/or material arrangements and/or agreements which require the consent of any third party to the engagement in this Agreement.

3.12.
As of the date of execution of this Agreement, there is a management agreement from 2005 between the Seller and the Company (the “Management Agreement”), and that the Management Agreement, including all of the Seller’s undertakings by virtue thereof, will continue to remain in effect also after completion of the transaction.

3.13.	Dor Alon Group’s assets and liabilities are covered by insurance which, to the best of the Seller’s knowledge, under the circumstances, is full and adequate.

3.14.
No legal proceedings or claims of any type which are material to the Company are pending against the Company or the companies in the Dor Alon Group, and no material judgments have been issued against it which have not yet been executed, and no material attachments have been imposed in relation to its assets, except as specified in Annex 3.14 hereto.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

3.15.
With the exception of on-call loans which the Seller has provided to the Company from time to time, no shareholder loans have been provided to the Company, as of the date of execution of this Agreement, and there is no undertaking to provide any shareholder loans, and the Seller hereby waives any claim and/or demand in relation to any shareholder loans, if any exist.

3.16.
The Seller, as the Buyer’s controlling shareholder, is familiar and well acquainted with the Buyer and its business, that it has been given the opportunity to receive relevant information from the Buyer (including in connection with the Allotted Shares) which is in the Buyer’s possession or which the Buyer is able to obtain, without the Seller having been required to invest expenses or effort which are unreasonable under the circumstances in order to verify the same, and that the Allotted Shares (as defined below) shall be received by the Seller on the Closing Date As Is, and in the Buyer’s as is condition, without receipt of any representations from the Buyer and/or any person acting on behalf thereof and/or another on its behalf, including and without derogating from the generality of the aforesaid, in connection with the Buyer and/or its business and/or in connection with the allotted shares (all only except as specified in Section 4 below), and without imposing liability of any kind on the Buyer with respect to the Allotted Shares (including and without derogating from the generality of the aforesaid, in relation to the value of the Allotted Shares).

3.17.	It has business and financial know-how, experience and sophistication which allow it to assess the risks involved in the Allotted Shares and their value.

3.18.
It has provided the Buyer with all of the information that is in its possession and/or under its control and/or in its knowledge and/or about which it ought to have known, which a reasonable buyer would require for the purposes of an engagement of the type of the engagement in this Agreement.

3.19.
Neither the engagement in this Agreement, the allotment of the Allotted Shares according to this Agreement nor an offer for the sale thereof have either been or will be made in the U.S.. The Seller is an Accredited Investor as defined in Rule 501 which was legislated by virtue of the U.S. Securities Act 1933. The Seller is not buying the Allotted Shares as a result of marketing activity performed by the Buyer and/or any person acting on behalf thereof and/or another on its behalf in the U.S. The Seller is buying the Allotted Shares for itself for investment purposes and not with the intention of distributing or selling the same to any third party or third parties. The aforesaid does not prevent the Seller from deciding, in the future, to sell the Allotted Shares, subject to any law.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

3.20.
It is aware that the sale of the Allotted Shares on the Tel Aviv Stock Exchange or the sale thereof outside of Israel other than according to a prospectus shall be subject to the restrictions set forth in Section 15C of the Securities Law, 5728-1968, in the Securities Regulations (Details regarding Sections 15A to 15C of the Law), 5760-2000 and restrictions by virtue of the bylaws and rules of the Tel Aviv Stock Exchange Ltd. promulgated thereunder.

3.21.	The approval of the competent organs of the Seller has been received for performance of the transaction contemplated in this Agreement as required by law.

3.22.
Subject to fulfillment of all of the conditions precedent, there is no impediment pursuant to any law or agreement to the performance of all of the Seller’s undertakings according to this Agreement, including the transfer of the Transferred Shares to the Buyer, their being free and clear of any pledge, charge, attachment or any other right in favor of a third party.

4.	The Buyer’s Representations

The Buyer hereby represents and undertakes that:

4.1.
It has the experience, the know-how and the ability to assess its engagement in this Agreement and that the Transferred Shares are being purchased thereby, as is, all subject to the representations and undertakings of the Seller according to this Agreement (including as specified in Section 3 above).

4.2.
Subject to fulfillment of all of the conditions precedent specified in Section 8 below, there is no impediment pursuant to any law and/or agreement to performance of all of the Buyer’s undertakings according to this Agreement.

4.3.	Approval of the board of directors and approval of the audit committee of the Buyer have been received for performance of the transaction contemplated in this Agreement, as required by law.

5.	The Transaction

Subject to fulfillment of all of the conditions precedent specified in Section 8 below, on the Closing Date, the stock-for-stock exchange shall be performed such that the Seller shall transfer the Transferred Shares to the Buyer against performance of the allotment stated in Section 6.1 below and performance of the other actions specified in Section 10 below.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

6.	The Stock-for-Stock Exchange

6.1.
Against the transfer of the Transferred Shares to the Buyer, the Buyer shall allot to the Seller, on the Closing Date, shares of the Buyer such that in respect of each of the Transferred Shares, the Seller shall be entitled to receipt an allotment of 1.8 ordinary shares of par value NIS 1 of the Buyer (the “Allotted Shares”).

6.2.
The Allotted Shares will not be registered with the U.S. SEC or another securities authority of any U.S. state and therefore they may not be offered or sold pursuant to the law in the U.S., other than after submission of an appropriate registration statement, in accordance with the provisions of the U.S. Securities Act of 1933, as amended, or according to an exemption from the registration requirement in the U.S. or in the framework of a transaction which is not subject to the registration requirement pursuant to the U.S. Securities Act and pursuant to the mandatory provisions of the securities laws in the relevant state in the U.S. The Seller is aware that in view thereof, the share certificate that shall be issued thereto in respect of the Allotted Shares shall bear an appropriate legend in the language attached as Annex 6.2 hereto.

6.3.
The Parties represent that no consideration has been and/or will be transferred between them in the framework of the Merger, other than the allotment of the Allotted Shares and as specified in the Tax Authorities’ Confirmation.

7.	The Parties’ Undertakings in the Interim Period

7.1.	The Seller undertakes, subject to any law, that in the period between the execution of this Agreement and the Closing Date (the “Interim Period”):

7.1.1.	In its position as the Company’s controlling shareholder, it shall act in order that:

7.1.1.1.
The Company shall be managed in the ordinary and customary course of business in accordance with the law and the Company’s policy prior to the execution of this Agreement, that no material resolutions shall be adopted by the Company which may have a material adverse effect on the Company’s state of affairs versus the condition on the date of execution of this Agreement, and that no action shall be taken other than in the Company’s ordinary course of business.

7.1.1.2.	No distribution shall be performed in the Company, within the meaning thereof in the Companies Law.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

7.1.1.3.
No change shall be made to the capital structure of Dor Alon (including the allotment of shares or other securities convertible into shares or exercisable for shares), with the exception of a change in the capital which is the result of conversions, if any, of the Convertible Bonds.

7.1.2.
The Seller shall notify the Buyer of any material lawsuit, claim, request, proceeding or investigation that shall apply against Dor Alon as well as of any other material event which deviates from Dor Alon’s ordinary course of business, and which may have a material adverse effect on Dor Alon’s business, assets, liabilities, financial results, business activity or financial condition.

7.1.3.	The Seller will not sell and/or transfer and/or pledge and/or lend the Company’s shares held thereby to any third party and will not undertake to perform any of the said actions.

7.2.	The Buyer undertakes, subject to any law, that during the Interim Period:

7.2.1.
No material resolutions shall be adopted by the Buyer which may have a material adverse effect on the condition of the Buyer’s business versus the condition on the date of execution of this Agreement, and that no action shall be taken other than in the Buyer’s ordinary course of business, without the Seller’s prior written consent.

7.2.2.	No distribution shall be performed in the Buyer, within the meaning thereof in the Companies Law.

7.2.2.1.
No change shall be made to the capital structure of the Buyer (including the allotment of shares or other securities convertible into shares or exercisable for shares), with the exception of a change in the capital which is the result of conversions, if any, of convertible bonds issued by the Buyer prior to the execution of this Agreement.

7.2.3.
The Buyer shall notify the Seller of any material lawsuit, claim, request, proceeding or investigation that shall against the Buyer as well as of any other material event which deviates from the Buyer’s ordinary course of business, and which may have a material adverse effect on the Buyer’s business, assets or financial condition.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

8.	Conditions Precedent

8.1.	This Agreement and the performance hereof are contingent and conditional upon performance and fulfillment of all of the following cumulative conditions (the “Conditions Precedent”):

8.1.1.	Receipt of the approval of the Buyer’s general meeting for execution of the transaction contemplated in this Agreement, as required by law.

8.1.2.
Receipt of the approval of the Antitrust Commissioner, insofar as required. The Parties shall apply to the Antitrust Commissioner to exempt them from the need to submit notices of merger and to approve their Merger, insofar as such an application is required. In the event that their application shall not be approved as aforesaid, the Parties shall submit, insofar as shall be required, notices of merger to the Antitrust Commissioner for approval of the Merger.

8.1.3.
Receipt of approval from the competent court for performance of a distribution other than from profits by the Buyer, which shall be performed immediately after completion of the Merger contemplated in this Agreement, in the sum of NIS 800 million (the “Capital Reduction Amount”) and adoption of a resolution by the competent organs of the Buyer to perform a “distribution” of the Capital Reduction Amount (subject to completion of the Merger).

8.1.4.	Receipt of the approval of the stock exchange for the listing of the Allotted Shares and receipt of the approval of the New York Stock Exchange for registration of the Allotted Shares.

8.1.5.	As of the transaction completion date, the Seller holds the Transferred Shares.

8.1.6.
Receipt, by the date of completion of the transaction, of the agreements and/or approvals required for the purpose of the Seller’s engagement in this Agreement, insofar as required. It is agreed that the Seller’s notice whereby the approvals and agreements required for the purpose of its engagement in this Agreement (insofar as required) have been received – shall be deemed as fulfillment of this condition precedent.

8.2.
In the event that not all or any of the Conditions Precedent shall have been fulfilled within 6 months from the date of execution of this Agreement (the “Timeframe for Fulfillment of the Conditions”), this Agreement shall be null and void without the same being deemed as a breach hereof and without any party being entitled to any remedy due thereto.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

8.3.
The provisions of Subsection 8.2 above notwithstanding, and subject to the provisions below, each one of the Parties shall be entitled to extend, by written notice, the Timeframe for Fulfillment of the Conditions Precedent, each time by a period of 90 additional days after the last date that was determined for fulfillment of the Conditions Precedent prior to the giving of the notice (the “Extension Period”).

It is agreed that insofar as the Conditions Precedent shall not be fulfilled by the end of 12 months from the date of execution of this Agreement, it will not be possible to extend the timeframe for fulfillment thereof and the Agreement shall be deemed as null and void without the same being deemed as a breach hereof and without any party being entitled to any remedy due thereto.

8.4.	The Parties hereby undertake that they shall act and do all that is required for the purpose of fulfillment of all of the Conditions Precedent specified above.

9.	Closing

9.1.
The Closing Date shall occur on such date as shall be coordinated between the Parties after all of the Conditions Precedent that are required for completion of the transaction, as specified in Section 8 above, shall be fulfilled, and no later than 30 days after fulfillment thereof (unless the Parties shall agree otherwise).

9.2.
On the Closing Date, after the Parties shall ensure that all of the Conditions Precedent have been fulfilled and all of the approvals required pursuant to the requirements of any law have been received, the Parties shall take all of the following actions at the same time, with such actions being deemed as occurring simultaneously and none being deemed as completed without all of the other actions having been performed:

9.2.1.
The Seller shall transfer to the Buyer the Transferred Shares, their being free and clear of any pledge, debt, attachment or any third party right, through the transfer of the Transferred Shares from the Seller’s bank account to such bank account as the Buyer shall instruct, and shall provide the Buyer with evidence from the bank regarding the transfer of the Transferred Shares.

9.2.2.
The Buyer shall allot to the Seller the Allotted Shares, and for such purpose, shall transfer to the Seller a share certificate in the Seller’s name in respect of the Allotted Shares (which includes a legend in the language attached hereto as Annex 6.2) and shall register the Allotted Shares in the Seller’s name in the Buyer’s shareholders register.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

9.2.3.
The Seller shall confirm to the Buyer in writing that it has no claims and/or lawsuits and/or demands against any of the companies in the Dor Alon Group in connection with any agreements and/or engagements between the Seller and the Dor Alon Group.

9.2.4.	Each party shall confirm to the other in writing that no change has occurred in its representations and declarations in this Agreement and that they are correct and valid as of the Closing Date.

9.2.5.	The Parties shall sign any document and shall perform any action that shall be required for the purpose of completion of the transaction contemplated in this Agreement.

9.3.
As shortly after the Closing Date as possible (considering the provisions of the law and the stock exchange’s rules), the Buyer shall perform a “distribution” of the Capital Reduction Amount to its shareholders, the effective date for such “distribution” being after performance of the allotment of the shares as stated in Subsection 9.2.2 above.

10.	Taxation

10.1.	Each party shall bear the taxes that apply thereto pursuant to any law in respect of this transaction.

10.2.
Without derogating from the provisions of Section 10.1 above, the Parties are aware that this transaction is being performed in accordance with the provisions of Section 103T of the Income Tax Ordinance and in accordance with the Tax Authorities’ Confirmation, and therefore it is exempt from tax. Each one of the Parties undertakes vis-à-vis the other to fulfill all of the conditions set forth in Section 103T of the Income Tax Ordinance and in the Tax Authorities’ Confirmation in order that no tax liability shall be imposed in respect of the transaction. It is agreed that in the event that due to an act or omission of either of the Parties (the “Party in Breach”) a tax liability shall be imposed in respect of the transaction contemplated in this Agreement, then the Party in Breach shall indemnify the other party in respect of any liability and/or expense and/or damage that shall be caused to it (or to a company controlled thereby) due thereto.

11.	Indemnification

11.1.
The Seller undertakes to compensate and indemnify the Buyer and/or the Company in respect of any damage and/or loss and/or deficit and/or expenses (including reasonable trial costs and legal fees) that shall be caused thereto and/or to the Company, as the case may be (the “Damage”) (the identity of the indemnified party being as determined by the Buyer in writing) in respect of one or more of the following events:

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

11.1.1.
In any event that it shall transpire and written notice shall have been given thereof within 24 months from the Closing Date that any of the representations and/or declarations of the Seller according to this Agreement are incorrect and/or inaccurate.

11.1.2.
In any event that it shall transpire and written notice shall have been given thereof within 24 months from the Closing Date that Dor Alon’s financial statements for December 31, 2009 are incorrect and/or inaccurate and/or incomplete according to the law and in accordance with the accounting principles which applied and/or apply at the time of preparation thereof, including in the event that financial debts and/or financial payments whose source and/or cause precede the Closing Date shall have been imposed on the Company, for which the Company was required to make a provision in the financial statements, but for which a full provision was not made in the financial statements or they were not explicitly and separately disclosed in this Agreement or in the annexes hereto.

11.1.3.
In any event in which the Company shall be required to bear any payment and/or expense by virtue of the underwriting agreements between the Company and the consortium of underwriters in respect of a prospectus published by the Company in August 2005.

11.1.4.
In any event in which the Company shall be subject to any tax liability and/or damage and/or expense due to a breach of any of the terms and conditions of the income tax confirmation received in the framework of the Gas Split, with the exception of a breach as aforesaid which is a result of an act or omission of the Company which was performed after the Closing Date.

11.2.
It is agreed that in the event that the Parties shall not agree on the existence of a breach and/or the discrepancy and/or the entitlement to indemnification and/or the indemnification amount, then such disputes shall be referred to the arbitrator in accordance with the mechanism specified in Section 12 below.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

11.3.
The indemnification amounts that the Seller shall pay to the Buyer according to this Section 11 shall not exceed, in their aggregate value, a sum equal to the product of the number of the Allotted Shares multiplied by the closing rate of the Buyer’s stock on the Tel Aviv Stock Exchange on the date of allotment of the Allotted Shares (the “Maximum Indemnification Amount”). The Seller’s indemnification liability according to this Section 11 shall apply only in relation to Damage that shall be caused to the Buyer and/or to the Company in an aggregate amount which exceeds NIS 10,000,000 (ten million) (the “Minimum Indemnification Amount”). However, in the event that the aggregate amount of the Damage that shall be caused to the Buyer and/or to the Company shall exceed the Minimum Indemnification Amount, the Seller’s indemnification liability shall apply to the full Damage amounts from the first NIS.

11.4.
The indemnification amounts that shall be paid to the Buyer and/or the Company in respect of Damage (as defined above) as stated in Subsection 11.1 above, shall be paid in accordance with the Buyer’s relative holdings in the issued and paid-up share capital of the Company on the Closing Date.

11.5.
The Seller represents and undertakes that in any event, it shall have no right of recourse against the Company in any lawsuit and/or claim in respect of the indemnification demanded therefrom in accordance with the provisions of this Section 11.

11.6.
It is agreed that in any event in which the Seller is subject to an indemnification duty as stated in this Section 11, then such indemnification shall be made only against a final and conclusive judgment and/or a settlement agreement to which the written consent of the Buyer and the Seller shall be given, and subject to the Buyer having notified the Seller of any demand and/or lawsuit which shall have been filed against the Buyer or against the Company within a reasonable period of time from the date of receipt thereof, and having allowed it to defend itself against the same. It is further agreed that neither the Buyer nor the Company shall be entitled to settle in connection with any such demand or lawsuit, other than subject to the prior written consent of the Seller.

12.	Arbitration

12.1.
Any and all disputes that shall arise between the Parties in connection with and/or pertaining to this Agreement and/or in connection with any of the provisions hereof shall be referred to the arbitrator.

12.2.
The arbitrator’s identity shall be agreed upon between the Parties within 30 days from the written demand of either of the Parties to the other  to refer a dispute which shall have arisen to the arbitrator, and in the absence of agreement within the said period, the arbitrator’s identity shall be determined by Adv. Shlomo Shafir, who shall appoint an arbitrator who is not affiliated with either of the Parties to this Agreement.

12.3.	The arbitrator shall hear the said disputes or any of them after having been asked to do so by notice signed by either of the Parties to this Agreement.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

12.4.	The arbitrator will be subject to the substantive law, but released from the laws of evidence and procedure.

12.5.	The arbitrator’s decision shall be issued in writing.

12.6.	This section constitutes a valid arbitration agreement within the meaning thereof in the Arbitration Law, 5728-1968.

13.	Transaction Costs

Each party shall bear its expenses in connection with the transaction.

14.	Miscellaneous

14.1.	This Agreement does not establish rights for any third party.

14.2.
No modification, amendment and/or addition and/or waiver and/or refrainment from action and/or extension in connection with this Agreement shall be valid, and shall be deemed as not having been made, unless made in writing and signed by all of the Parties hereto.

14.3.
The Parties mutually undertake to sign any deed and document and to provide any approval and document that is required for the purpose of performance of the transaction according to this Agreement in practice. For the avoidance of doubt, it is clarified that the Parties will be entitled to extend any timeframe set forth in this Agreement.

14.4.
This Agreement, including all of the annexes hereto, exclusively and exhaustively determines all of the conditions and provisions that apply to the engagement between the Parties, and supersedes any previous memorandum of understanding, letter of intent, arrangement, agreement, draft agreement, undertaking or representation, whether written or oral, which prevailed or were exchanged on the said issues and matters between the Parties prior to the execution of this Agreement. Drafts of this Agreement shall not constitute evidence in any proceeding and shall not be used for interpretation purposes.

14.5.	The Parties shall duly report to the competent authorities in connection with this transaction and the performance hereof, insofar as required by law.

14.6.
The Parties’ addresses are as stated in the preamble to this Agreement. Any notice which shall be sent to either of the Parties to this Agreement according to its address as aforesaid or to another address of which it shall give prior written notice to all of the Parties to this Agreement, shall be deemed as having reached its destination within two (2) business days from the date of transmission thereof via facsimile (with transmission confirmation) or within three (3) business days from the date of dispatch thereof for delivery by registered mail (with delivery confirmation) or upon delivery thereof by hand.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

In witness whereof, the Parties have hereto set their hands:

Buyer	Seller

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

Language of Legend appearing on the share certificates issued with the Issued Shares

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISION OR THE SECURITIES COMMISION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURUTIES ACT OR PURSUANT TO AN AVAILBLE EXEMPTION FROM, OR IN A TRANSATION NOT SUBJECT TO, THE REGISTRATION REQUIRMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

[Unofficial translation only. Binding agreement is the signed Hebrew version. In any event of any discrepancy, the Hebrew language shall prevail]

Omitted Annexes from Share Purchase Agreement

Annex 3.5	Guarantees
Annex 3.14	Legal Proceeding

Annex B

May 17, 2010

CONFIDENTIAL

The Audit Committee and the Board of Directors
BLUE SQUARE-ISRAEL LTD ("Blue Square" and/or "the Company").
2 Amal Street
Rosh Ha’ayin 48092
Israel

Re: Fairness Opinion – Opinion of the Board of Director’s Financial Advisor

Dear Board of Directors:

We understand that the Company and Alon Israel Oil Company LTD. (“Alon”) propose to enter into a Share Purchase Agreement, pursuant to which, among other things, Alon will transfer to the Company all of Alon’s holdings in Dor Alon Energy in Israel (1988) Ltd (“Dor Alon”) (approximately 80%) (the "Acquisition"), and each outstanding ordinary share of Dor Alon, par value NIS 1 per share, held by Alon will be exchanged for 1.8 ordinary shares, par value NIS 1.0 per share, of the Company (the "Exchange Ratio").

Giza Singer Even Ltd (“Giza Singer Even” and/or "GSE") has been engaged by the Audit Committee and the Board of Directors of Blue Square to render a written professional opinion (“Opinion”) to the Audit Committee and the Board of Directors of Blue Square as to whether, on the date of this Opinion (i) the Acquisition, including the Exchange Ratio, is fair and reasonable from a financial point of view to the Company and its shareholders, (ii) whether the transaction described above is reasonable to Blue Square from a strategic perspective; and (iii) whether the Company's preliminary estimate of the reduction of expenses resulting from the synergies of the Acquisition is reasonable.

In performing our analyses and for purposes of our Opinion set forth herein, we have, among other things:

a)	analyzed the historical development of the food retail and the fuel retail industry in Israel;

b)	analyzed international companies that have both food and fuel retail activities;

c)	analyzed certain audited and unaudited financial statements and historical business information relating to Blue Square and Dor Alon;

d)	held discussions with the senior management of Blue Square and Dor Alon;

e)	held discussions with financial advisors who assisted Blue Square with the Acquisition;

f)	reviewed the Company's preliminary calculation of the reduction of expenses resulting from the synergies of the Acquisition, including interviews with the companies' managers;

g)
reviewed publicly available financial information and other data with respect to companies in the Israeli food retail industry and the Israeli fuel retail industry, which we believe to be generally comparable to the businesses of Blue Square and Dor Alon; and

h)	performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

We have relied upon and assumed, without independent verification, the accuracy, completeness of the financial, legal, tax, and other information that Giza Singer Even. discussed with Blue Square or that was provided by Blue Square to us. In addition, we have not made any independent appraisal of any of the assets or liabilities (contingent or otherwise) of Dor Alon or Blue Square, nor have we been furnished with any such appraisal. We have further relied upon the assurances from senior managements of the companies that they are unaware of any facts that would make the information that they respectively provided to us to be incomplete or misleading for the purposes of our Opinion. We have not assumed responsibility for any independent verification of this information provided to us nor have we assumed any obligation to verify this information.

Further, our Opinion is necessarily based upon information made available to us, as well as the economic, monetary, market, financial and other conditions as they exist as of the date of this letter. We disclaim any obligation to advise the Board of Directors of Blue Square or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion.

Each of the analyses conducted by Giza Singer Even was carried out to provide a particular perspective of the Acquisition. Giza Singer Even did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of the Acquisition, including the Exchange Ratio, to the Company and its shareholders at the time of the Acquisition, to the reasonability of the Acquisition to Blue Square from a strategic perspective or to the reasonability of the Company's preliminary estimate of the reduction of expenses resulting from the synergies of the Acquisition. Giza Singer Even does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses taken as a whole, supports its conclusion and Opinion. Accordingly, Giza Singer Even believes that its analyses must be considered in their entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Giza Singer Even in connection with the preparation of the Opinion.

Our Opinion does not constitute a recommendation to proceed with the Acquisition. This Opinion relates solely to the question of the fairness of the Acquisition, including the Exchange Ratio, to Blue Square and to the shareholders of Blue Square, to the reasonability of the Acquisition to Blue Square from a strategic perspective and to the reasonability of the Company's preliminary estimate of the reduction of expenses resulting from the synergies of the Acquisition. The opinion does not constitute a recommendation to Blue Square’s shareholders and other holders of shares as to how to vote at the general meeting in connection with the Acquisition. This opinion does not constitute an evaluation of the assets and liabilities or the activities of Blue Square and Dor Alon.

The opinions set forth herein are not intended by Giza Zinger Even, and should not be construed, to be investment advice in any manner whatsoever. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, accounting, tax or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

The Opinion given by Giza Zinger Even must be considered as an individual element in any investment decision made by the user of the information included in this document, or by someone on its behalf, and, accordingly, any user of the information contained in this document must study and assess the companies on his behalf. The valuation performed by Giza Zinger Even must be construed solely as statements of opinion and not statements of fact or recommendations to purchase sell or hold any securities; this opinion is not a guarantee of performance and it involves risks and assumptions.

This Opinion has not been updated to reflect events that may have occurred after the date of the opinion; thus, the future financial results of Blue Square and Dor Alon may materially differ from those used by us in this opinion.

An economic appraisal should reasonably and fairly reflect a given situation at a particular time on the basis of known data and with reference to basic assumptions and forecasts that have been estimated on the basis of that information.

We have in the past performed for payment the following economic studies for Blue Square, Dor Alon and/or companies held by them or for their control owners: Economic Valuation of a Subsidiary of BEE retail; Economic Valuation of Blue Square Investments & Properties LTD; A Comparison of Publicly Traded Fuel Companies in Israel; Examination of the Split Ratio used to Divide Assets Between Dor Alon and the Gas Activity.

The provision by Giza Zinger Even of this Opinion on behalf of, and its duties and obligations towards, Blue Square does not conflict with its duties and obligations towards Alon, Dor Alon and/or any other party, and Giza Zinger Even has and will remain independent during the term of its engagement by Blue Square with respect to the Opinion.

Giza Singer Even will receive a fee from Blue Square relating to its services in providing the Opinion. In addition, in connection with the opinion, Blue Square has undertaken to indemnify Giza Singer Even, as set out in the document signed between Giza Singer Even and Blue Square, pursuant to which if a claim is brought against Giza Singer Even in a legal or any other proceeding by a third party in connection with the performance of the services provided by it, Blue Square will bear any amount that Giza Singer Even pays or is required to pay in connection with any claim, demand or other proceeding, the cause whereof derives from or is connected with, directly or indirectly, from the services that have been provided by Giza Singer Even in accordance with said document. Notwithstanding the foregoing, Blue Square will be under no duty of indemnity if it is held that Giza Singer Even acted in gross negligence or fraudulently in connection with the provision of the services.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, (i) the Acquisition, including the Exchange Ratio of 1.8 ordinary shares, par value NIS 1.0 of the Company for each ordinary share, par value NIS 1.0 per share, of Dor Alon held by Alon, is fair and reasonable from a financial point of view to Blue Square and to its shareholders, (ii) the Acquisition is reasonable to Blue Square from a strategic perspective, and (iii) the Company's preliminary estimate that the reduction of expenses resulting from the synergies of the Acquisition between the two companies is expected to be approximately NIS 30 million to NIS 60 million and that this reduction can be realized within three to five years is reasonable.

It is hereby clarified that our Opinion as elaborated in items (i) and (ii) above, is:

(a)	separate and independent from our Opinion regarding the reasonability of the estimated reduction of expenses as elaborated in item (iii) above, and;

(b)	remain true and valid whether or not the estimated reduction in expenses resulting from the synergies of the Acquisition is realized.

The Opinion does not express a view on the price at which Blue Square shares and/or the shares of Dor Alon and/or any company related to any of them are traded either on or after the giving of our Opinion and/or on or after the notice of the Acquisition’s approval or performance.

The Opinion does not express any view as to the income tax consequences of the Acquisition to the shareholders of Blue Square.

We hereby agree that our Opinion herein may be included and/or mentioned in a proxy statement to be sent to shareholders of Blue Square as well as reports to be given in connection with the Acquisition by Blue Square in accordance with the duties of disclosure owed by it under securities law in the United States and Israel or any statute and/or law that replaces and/or augments them, including in any amended and/or other report that Blue Square is legally required to file. Moreover, Blue Square may make use of the opinion in the proceedings relating to the Acquisition’s approval and in the meetings necessary to that end and before any person, entity and/or authority (including any organ of Blue Square) that it deems fit.

This work was prepared by a team headed by Yuval Zilberstein, CPA.

Yuval Zilberstein is a partner of the firm with more than 15 years experience in financial consulting and accounting, and holds a B.A. in Accounting and Economics and an MBA in Business Administration, both from the Hebrew University.

Very truly yours,

Giza Singer Even Ltd.

Annex C

[UNOFFICIAL TRANSLATION FROM HEBREW]

DOR ALON ENERGY IN ISRAEL (1988) LTD.

Index to Consolidated Financial Statements

Consolidated Audited Financial Statements for the Fiscal Year Ended December 31, 2009
Report of Independent Registered Public Accounting Firm	2
Statements of financial position	3-4
Statements of income	5
Statements of comprehensive income	6
Statements of changes in equity	7
Statements of cash flows	8-9
Notes to financial statements	10-104

Consolidated Unaudited Financial Statements for the Quarterly Period Ended March 31, 2010
Statement of financial position	2-3
Statement of income	4
Statement of comprehensive income	5
Statement of changes in shareholders' equity	6
Statement of cash flows	7-8
Notes to condensed consolidated financial statements	9-16

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
FINANCIAL STATEMENTS
2009

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
FINANCIAL STATEMENTS

Page
AUDITORS’ REPORT	2

CONSOLIDATED FINANCIAL STATEMENTS – IN NEW ISRAELI
SHEKELS (NIS):
Statements of financial position	3-4
Statements of income	5
Statements of comprehensive income	6
Statements of changes in equity	7
Statements of cash flows	8-9
Notes to financial statements	10-104

Annex C

Kesselman & Kesselman Certified Public Accountants 1 Nathanson Street Haifa 33034 Israel Telephone +972-4-8605000 Facsimile +972-4-8605001

Report of Independent Registered

Public Accounting Firm

To the shareholders of

DOR ALON ENERGY IN ISRAEL (1988) LTD.

We have audited the accompanying consolidated Statements of financial position of Dor Alon Energy in Israel (1988) Ltd and its subsidiaries and proportionately consolidated companies (collectively - "the Company") as of December 31, 2007, 2008 and 2009 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended on those dates. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2008 and 2009 and the results of operations and cash flow, for each of the years ended on those dates, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Haifa, Israel	/s/ Kesselman & Kesselman
May 26, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

2

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2009	2008	2007
	Note	NIS in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5	49,305	33,111	51,486
Short-term deposits	20a	112,788	108,421	123,964
Financial assets at fair value through profit or loss	20b	92,015
Derivative financial instruments	11	9,572
Income tax receivable		39,651	55,076	29,230
Accounts receivable:	20c
Trade		897,545	762,265	942,844
Other		60,072	60,084	59,345
Interested parties	23	26,070	12,564	34,057
Inventories	20d	120,713	138,574	161,406
		1,407,731	1,170,095	1,402,332

NON-CURRENT ASSETS:
Loans receivable (net of current maturities)	6	101,951	93,239	102,945
Investment in associated companies	7a	1,654	1,887	1,350
Loans to associated companies				10,576
Derivative financial instruments	11	4,040	1,747	3,523
Investments and long-term receivables	10	25,233	29,931	32,293
Prepaid expenses in respect of operating lease	13c2)	75,432	66,543	66,853
Property, plant and equipment	13	792,660	805,167	778,457
Intangible assets	14	173,702	173,851	167,718
Petroleum and gas assets	8	62,046	*4,403	*4,379
Exploration and evaluation assets	9	4,739	*30,553	*11,798
Deferred income taxes	19b	11,758	*16,655	*16,652
		1,253,215	1,223,976	1,196,544
Total assets		2,660,946	2,394,071	2,598,876

) Mr. Yitschak Badar
) Joint Chairman of the Board

) Mr. David Wiessman
) Joint Chairman of the Board – Active

) Mr. Israel Yaniv
) Chief Executive Officer

) Mr. Zeev Cohen
) Chief Financial Officer

Date of approval of the financial statements:	May 26, 2010

3

Annex C

		December 31
		2009	2008	2007
	Note	NIS in thousands
Liabilities and equity
CURRENT LIABILITIES:
Credit and short-term loans and current maturities of long-term loans	16	391,869	381,146	263,590
Current maturities of debentures	15	178,451	172,850	167,188
Customers' deposits	2i	31,004	30,725	29,031
Derivative financial instruments	11	543	4,636	115
Accounts payable:	20e
Trade		351,976	287,754	471,927
Other		177,136	138,447	150,017
Interested parties	23	67,800	84,325	51,993
Income tax payable		979	566	2,584
Provisions	21	11,793	14,645	14,481
		1,211,551	1,115,094	1,150,926

NON-CURRENT LIABILITIES:
Long-term loans, net of current maturities	16	359,017	322,915	332,572
Debentures, net of current maturities	15	668,109	501,786	542,495
Debentures convertible into shares, net of current maturities	15	91,881	161,980	230,574
Liabilities for employee rights upon retirement – net of amount funded	12	2,445	3,053	1,476
Derivative financial instruments	11	152	12,990	1,024
Liabilities in respect of warrants			62	2,550
Deferred income taxes	19b	499	*578	*902
Provisions in respect of other liabilities	21	712	4,296	4,267
Total long-term liabilities		1,122,815	1,007,660	1,115,860

COMMITMENTS AND CONTINGENT LIABILITIES	17
Total liabilities		2,334,366	2,122,754	2,266,786

EQUITY ATTRIBUTED TO OWNERS OF THE COMPANY:	18
Ordinary shares		25,953	25,953	25,953
Capital surplus		240,985	242,489	242,685
Retained earnings		104,092	46,897	107,602
Less- cost of company shares held by the company and by a subsidiary		(44,450)	(44,022)	(44,150)
Total equity		326,580	271,317	332,090
Total liabilities and equity		2,660,946	2,394,071	2,598,876
* Reclassified, see note 2aa.

The accompanying notes are an integral part of the financial statements.

4

DOR ALON ENERGY IN ISRAEL (1988) LTD.

STATEMENTS OF INCOME

		Year ended December 31
	Note	2009	2008	2007
		NIS in thousands
Sales	20f	6,246,905	7,539,700	6,993,939
Less – government levies		2,543,303	2,201,534	2,150,574
Net sales		3,703,602	5,338,166	4,843,365
Cost of sales	20g	2,921,593	4,567,517	4,092,198
Gross profit		782,009	770,649	751,167

Selling and marketing expenses	20h	553,574	518,897	478,033
General and administrative expenses	20i	42,844	42,979	43,602
Other expenses (income) – net	20j	2,610	542	(2,646)
Income from operations		182,981	208,231	232,178
Financial income	20k	27,107	39,270	25,074
Financial expenses	20k	132,582	196,858	179,540
Financial expenses – net		105,475	157,588	154,466
Share in profits (losses) of associated companies - net	20l	80	147	(1,481)
Loss from impairment of investment in associated company	7a			(5,480)
Income before taxes on income		77,586	50,790	70,751
Taxes on income	19	19,924	16,251	28,747
Net income for the year attributed to owners of the company		57,662	34,539	42,004

Income per share attributed to owners of the company (NIS):	22
Basic		4.30	2.57	3.13
Fully diluted		4.30	2.57	3.11

The accompanying notes are an integral part of the financial statements.

5

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31
	Note	2009	2008	2007
		NIS in thousands

NET INCOME FOR THE YEAR		57,662	34,539	42,004
OTHER COMPREHENSIVE LOSS:
Actuarial losses in respect of liabilities for employee rights upon retirement, net of taxes	12	(467)	(1,600)	(1,390)
Currency translation differences		(1,504)
Other comprehensive loss, net of taxes		(1,971)	(1,600)	(1,390)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTED TO OWNERS OF THE COMPANY		55,691	32,939	40,614

The accompanying notes are an integral part of the financial statements

6

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributed to owners of the company
			Cost of
			company shares
			held by the
	Ordinary	Capital	company and by	Retained
	shares	surplus	subsidiary	earnings	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2009	25,953	242,489	(44,022)	46,897	271,317
CHANGES IN 2009:
Transactions with owners:
Acquisition of company shares			(428)		(428)
Total comprehensive income for the year		(1,504)		57,195	55,691
BALANCE AT DECEMBER 31, 2009	25,953	240,985	(44,450)	104,092	326,580

BALANCE AT JANUARY 1, 2008	25,953	242,685	(44,150)	107,602	332,090
CHANGES IN 2008:
Transactions with owners:
Benefit component in grant of options		86		386	472
Classification as a liability of the fair value balance of benefit component in grant of options to employees		(472)		(3,228)	(3,700)
Exercise of warrants into shares by employees		190	128		318
Dividend paid				(90,802)	(90,802)
Total transactions with owners		(196)	128	(93,644)	(93,712)
Total comprehensive income for the year				32,939	32,939
BALANCE AT DECEMBER 31, 2008	25,953	242,489	(44,022)	46,897	271,317

BALANCE AT JANUARY 1, 2007	25,953	210,204	(44,150)	84,213	276,220
CHANGES IN 2007:
Transactions with owners:
Benefit component in grant of options		476		1,891	2,367
Capital investment by parent company		32,000			32,000
Exercise of warrants into shares by employees		5			5
Dividend paid				(19,116)	(19,116)
Total transactions with owners		32,481		(17,225)	15,256
Total comprehensive income for the year				40,614	40,614
BALANCE AT DECEMBER 31, 2007	25,953	242,685	(44,150)	107,602	332,090
The accompanying notes are an integral part of the financial statements

7

Annex C

(Continued – 1)
DOR ALON ENERGY IN ISRAEL (1988) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2009	2008	2007
	NIS in thousands
CASH FLOWS FROM OPERATING ACTIVITIES
BEFORE PAYMENT OF TAXES AND PAYMENTS TO
INSTITUTIONS:
Net cash generated from operations (see appendix)	212,658	367,152	405,063
Income tax received (paid) – net	849	(43,908)	(53,063)

Payments to institutions			(40,245)
Net cash provided by operating activities	213,507	323,244	311,755

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and prepaid expenses in respect of operating lease	(80,054)	(103,454)	(101,478)
Proceeds from disposal of property, plant and equipment	5,856	2,115	1,331
Amounts carried to intangible assets	(3,792)	(8,703)	(8,574)
Acquisition of entities consolidated for the first time (see note 7)			(153,326)
Investment in gas explorations	(33,333)	(18,779)	(727)
Investment in associated entities		(390)
Short-term deposit – net	(4,367)	15,543	(10,899)
Investment in financial assets at fair value through profit or loss - net	(91,620)
Long-term loans granted	(26,359)	(13,906)	(18,013)
Repayment of long-term loans granted	19,437	30,483	13,363
Interest received	4,856
Net cash used in investing activities	(209,376)	(97,091)	(278,323)
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of warrants by the company			(30)
Dividend paid		(90,802)	(19,116)
Acquisition of company shares	(428)
Capital investment of parent company			32,000
Receipt of long-term loans	119,501	71,620	162,358
Repayment of long-term loans	(94,670)	(133,459)	(58,508)
Proceeds from issuance of debentures, net of issuance expenses	217,044
Repayment of debentures	(164,524)	(159,440)	(68,865)
Receipts (discharge) of short-term loans - net	17,117	158,186	(5,879)
Interest paid	(73,155)	(83,018)	(92,512)
Net cash provided by (used in) financing activities	20,885	(236,913)	(50,552)
DECREASE (INCREASE) IN CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS	25,016	(10,760)	(17,120)
BALANCE OF CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR	22,042	32,802	49,922

BALANCE OF CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR (see note 5)	47,058	22,042	32,802

8

Annex C

(Concluded - 2)
DOR ALON ENERGY IN ISRAEL (1988) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2009	2008	2007
	NIS in thousands
(a) Net cash generated from operations
Income before taxes on income	77,586	50,790	70,751
Adjustments in respect of:
Share in losses (profits) of investees, net of dividend received therefrom – net	233	(147)	1,481
Provision for impairment of investment in associated Company			5,480
Depreciation and amortization	85,990	81,070	79,621
Liability for employee rights upon retirement – net	(1,192)	(556)	(1,152)
Amounts charged in respect of warrants granted to employees		472	2,367
Capital loss (gain) – net	860	542	(430)
Loss (gain) on changes in fair value of derivative financial Instruments	(28,796)	18,263	(8,591)
Gain on change in fair value of financial instruments through profit or loss	(457)	(2,488)	(4,409)
Interest received	(4,856)
Interest paid	73,155	83,018	92,512
Linkage differences on principal of long-term loans granted	(3,692)	(2,855)	2,674
Linkage differences on principal of long-term loans received	13,699	19,169	11,648
Linkage differences, amortization of discount and deferred charges in respect of debentures and convertible debentures	49,305	55,799	43,780
	261,835	303,077	295,732
Changes in operating asset and liability items:
Increase in deposits received from customers	279	1,694	1,293
Decrease (increase) in accounts receivable:
Trade	(134,737)	180,579	312,123
Interested parties and other	(14,799)	25,485	(25,471)
Increase (decrease) in accounts payable:
Trade	64,222	(184,173)	(189,952)
Interested parties, provisions and other	17,997	17,658	35,988
Decrease (increase) in inventory	17,861	22,832	(24,650)
	(49,177)	64,075	109,331
Net cash generated from operations before payments of taxes and payment to institutions	212,658	367,152	405,063

The accompanying notes are an integral part of the financial statements.

9

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – GENERAL:

Dor Alon Energy in Israel (1988) Ltd. (hereafter - the company), its subsidiaries and proportionately consolidated entities (shall be named hereafter – "the company and its subsidiaries" or for convenience purposes – "the group") is engaged in purchasing of oil products, lubricants and gas and marketing those products using tank cars, direct flow and filling stations directly and through investee companies.  The group is also engaged in the erection and activation of filling stations and commercial areas as well operating branches of retailer selling product for private consumption in the Tel-Aviv area. In 1991, the company was recognized as an “oil company” and subsequently was authorized to participate in the national energy market. As to segment data, see note 24. On September 30, 2009, the company and a wholly controlled subsidiary – Alon Natural Gas Exploration - (hereafter - Alon Gas Exploration) entered into an agreement for the transfer of company's oil and natural gas exploration operation to Alon Gas Exploration.  In January 2010, the company and Alon Gas Exploration published a prospectus for the distribution of all Alon Gas Exploration shares held by the company to its shareholders as well as for the issuance to the public of new Alon Gas Exploration shares. In January 2010, subsequent to fulfillment of all pending conditions, the oil and natural gas exploration activities were transferred to Alon Gas Exploration and the shares of Alon Gas Exploration were distributed to shareholders of the company by way of dividend in kind.  In February 2010, the share of Alon Gas Exploration were listed in the Stock Exchange (see also note 25).

The company is under control and ownership of Alon Israel Oil Company Ltd. (hereafter – Alon or the parent company)
The company is a limited public company, which was incorporated in Israel and is Israeli resident.  The address of the company's registered office is Kibbutz Yakum.
The stock exchange in which the company's shares are quoted is the Tel-Aviv Stock Exchange (TASE).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

a.	Basis of presentation

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (hereafter – "IFRS") as issued by the International Accounting Standard Board (hereafter – "IASB"). The group adopted IFRS for the first time in its 2008 annual financial statementns and accordingly applied the transition guidance under IFRS 1 -"First Time Adoption of International Financial Reporting Standards" in those financial statements. The transition date to IFRS under IFRS 1 was January 1, 2007 ("the transition date"); in determining the opening balances as of the transition date, the group applied the transition guidance and certain exemptions as allowed by IFRS 1.

10

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

These financial statements have been prepared under the revised disclosure and presentation requirements of IAS 1 (revised), "presentation of financial statements", which became effective in 2009 (hereafter – IAS 1R).
As required under the new standard, the Company has also included additional comparative statement of financial position (as of December 31, 2007), to reflect certain reclassifications performed in 2009 (see ab. below).

The consolidated financial statements have been prepared under the historical cost convention, as modified by the actuarial adjustments of defined benefit plan assets and liabilities, the revaluation of financial assets (including derivative instruments) at fair value through profit or loss,  available for sale financial assets and investment property presented at fair value . The cost of certain non-monetary assets, investments in associated companies and certain equity items as of the transition date have been determined on the basis of their deemed cost, or historical cost adjusted to inflation in Israel through December 31, 2003, as allowed by the IFRS transition guidance.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3. Actual results may differ materially from estimates and assumptions used by the Company's management.

The group's operating cycle is 12 months

The group analyses the expenses recognized in the statement of income using a classification method based on the expenses' operating characteristic.

b.	Consolidated financial statements

1)	Subsidiaries

Subsidiaries or consolidated entities are all entities over which the group has the power to govern the financial and operating policies generally involving a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of transaction, with the addition of costs directly attributable to the acquisition.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill.

11

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Inter-group transactions, balances and unrealized gains on transactions between subsidiaries and the company are eliminated.  Unrealized losses are also eliminated, unless there are impairment indicators of the asset transferred.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

2)	Jointly controlled entities

In the said entities there is a contractual agreement between the company and other owners of rights in the said entities for joined control in those entities.
The group’s interests in jointly controlled entities are accounted for by the proportionate consolidation method.  The group combines its share of the jointly controlled entity's individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.  The group recognizes that part of gains or losses arising from the sale of assets by the group to a jointly controlled entity that is attributable to the other partners in the jointly controlled entity. The group does not recognize its share of profits or losses from the jointly controlled entity that result from the group’s purchase of assets from the jointly controlled entity until it resells the assets to an independent party.  However, a loss on the transaction is recognized immediately if such loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

3)	Joint ventures in the field of exploration and production of oil and natural gas

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint ventures sometimes involve joint ownership of the parties to the transaction over one or more than one assets in which investments were made as part of the joint venture.

In the joint ventures in the field of exploration and production of oil and natural gas, to which the group is a party, there is no formal requirement that strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control (the venturers).  Accordingly, it seems that these transactions do not meet the definition of joint control under IAS 31 – "Interests in Joint Ventures".  Nevertheless, examining those transactions shows that the ventures themselves do not have any rights in assets and the ventures to not undertake commitments in the name of the venturers.  The engagements are made directly between the venturers and a third party. Each venturer is allowed to pledge its rights in assets and each venturer is entitled to the economic benefits arising from these assets.

12

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In respect of its interest in jointly controlled assets, the group recognizes in its financial statements:
(a)	its share of the jointly controlled assets;
(b)	any liabilities that it has incurred;
(c)	its share of any liabilities incurred jointly with the other venturers in relation to the joint venture assets;
(d)	any expenses that it has incurred in respect of its interest in the joint venture.

4)	Associates

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss (see g below).

The company’s share of its associates’ post-acquisition profits or losses is recognized in the statement of income (loss); the cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the company’s share of losses in an associate equals or exceeds its interest in the associate (including any other unsecured receivables), the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

c.	Segment Reporting:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, assesses the performance of the operating segments on the basis of measurement of the operating profit.

d.	Translation of Foreign Currency Balances and Transactions:

1)	Functional and Presentation Currency.

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The consolidated financial statements are presented in NIS, which is the group’s functional and presentation currency.

13

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

	Exchange
	rate of the	Israel
	US dollar	CPI
	%	%
Year ended December 31:
2009	(0.7)	3.9
2008	(1.1)	3.8
2007	(9.0)	3.4
The exchange rate of the U.S. dollar at December 31, 2009 is
US$1 = NIS 3.775.

2)	Transactions and balances

Transactions made in a currency which is different from the functional currency ("foreign currency") are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income (loss). Gains and losses from changes in exchange rates are presented in the statement of income (loss) among "financing income (expenses)".

3)	Translation of financial statements of group entities

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(a)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet;
(b)
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

14

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Petroleum and gas assets and exploration and evaluation assets

The group has adopted the 'successful efforts' method of accounting to account for oil and natural gas exploration and evaluation expenditures:

1)
Expenses incurred at preliminary stages prior to exploration and evaluation stages of the resource for participating in the execution of geological and seismic tests and surveys as well as all costs incurred prior to attaining the legal rights for gas exploration at a certain area are recorded in the statement of income when incurred.

2)
Investments in oil and gas drillings (at the exploration and evaluation stages) which have not yet proven to be oil or gas producing and which have not yet been determined to be non-commercial, are presented in the statement of financial position at cost under the "exploration and evaluation assets" item as intangible assets.  These investments include costs in respect of acquisition of rights in exploration areas, costs in respect of performance of surveys, costs of drillings and operations in connection with the technical feasibility to produce commercial quantities of the resources.

Exploration and evaluation assets are not amortized on a systematic basis. These assets are tested for impairment at the time they are being reclassified to "petroleum and gas assets" (see h below), when facts and circumstances may indicate that their carrying amounts exceeds their recoverable amount.  Such facts and circumstances may include, inter alia: expiry of exploration rights at a certain area or the fact that such expiry may take place in the near future without renewal, or cases where oil and gas explorations at a certain area did not lead to proven commercial quantities of oil and gas reserves or oil or gas drillings which have proven to be dry and abandoned.

In any such case or in other case that may indicate impairment, the group test the asset for impairment in accordance with IAS 36 – "Impairment of Assets".  Impairment loss is recognized as an expense in accordance with IAS 36, see also h below.

3)
Oil and gas drillings regarding which there is technical feasibility and it was determined that there are commercial oil and gas reserves, are reclassified to "petroleum and gas assets" as intangible assets.  These assets would be depreciated or amortized to statement of income on the basis of unit of production method. Unit-of-production rates are based on proved developed reserves, which are oil and gas reserves estimated to be recovered.

As to testing for impairment of petroleum and gas assets, see h below.

f.	Property, plant and equipment

Property, plant and equipment are initially recognized at acquisition cost.  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.  When part of an asset is replaced, its carrying amount is derecognized.  All other repairs and maintenance are charged to the statement of income (loss) during the financial period in which they are incurred.

15

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and impairment charges on property, plant and equipment stated at cost are carried to the statement of income.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to depreciate their full cost over their estimated useful lives, as follows:

%
Buildings (mainly filling stations)	4-10
Pumps, tanks and other equipment	7-10 (mainly 7%)
Containers	4-6
Vehicles	15-20
Office furniture and equipment	6-20 (mainly 6%)
Computers	20-33

Leasehold improvements are amortized using the straight-line method over the term of the lease agreement or the expected useful lives of the improvements, whichever is the shorter.

Company's assets do not include residual values.  The useful lives or the assets and their residual values are reviewed, and adjusted if appropriate, at each statements of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see h. below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other gains (losses) – net" in the statement of income.

g.	Intangible assets:

1)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition.  Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. Goodwill on acquisitions of associates is included in ‘investments in associates and is tested for impairment as part of the overall amount of the investment.

16

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.  Impairment losses on goodwill are not reversed when there is a subsequent increase of value.  Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.  The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose (see note h below).

2)	Brand name

A brand name has a finite life and it is presented at cost net of accumulated amortization. Amortization is calculated using the straight-line method over its estimated useful lives (approximately 8 years).

3)	Agreements for supply of gas and fueling services

Agreements for supply of gas and fueling services to customers are presented at cost net of accumulated amortization and are amortized using the straight line method over 10 years reflecting their useful lives.

4)	Evacuation fees

As part of its contracts with existing lessees of stores, the group pays the lessees evacuation fees in order for them to evacuate stores, which the company wishes to lease. The evacuation fees constitute for the existing lessee compensation in respect of the period during which he/she would not use the asset. These costs are presented at cost net of accumulated amortization and amortized based on the straight-line method over various periods of 10 to 15 years that reflect the period of the lease contract into which the company entered in connection with the said convenience stores.

5)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three to five years.

h.	Impairment of non-monetary assets

Assets that have an indefinite useful life, such as goodwill, are not amortized and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (cash-generating units).  Non-monetary assets, other than goodwill, that were impaired are reviewed for possible reversal of the impairment recognized at each statement of financial position date.

17

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Deposits received from customers

In the course of its operations, a subsidiary receives deposits from its customers in respect of containers and other loaned equipment. The deposits are to be refunded at the current price of the deposit the company collects from its customers, linked to the Israeli CPI as from the last time the price was updated. Under IAS 39 – "Financial Instruments – Recognition and Measurement" - the fair value of a financial liability such as demand deposits and similar items would not be lower than the amount to be paid when the demand is made, capitalized from the date on which it is possible to make the demand.  Thus, the deposits are presented at face value. Also, since the subsidiary does not have an unconditional right to defer the repayment of the liabilities relating to the deposits for at least 12 months after statement of financial position date and since customers of the subsidiary are entitled to demand refund of the deposits at any given time, the deposits are presented among current liabilities at their face value.

j.	Borrowing costs

Borrowing costs that are directly allocated to acquisition, construction or production of any qualifying asset (one that takes a substantial period of time to get ready for its designated use or sale) are capitalized and included as part of the costs of the asset during the period of time that is required to complete and prepare the asset for its intended use or for sale.

Borrowing costs directly attributable to acquisition, construction or production of a qualifying asset are the same borrowing costs that would have been prevented had the expense in respect of the qualifying asset would not have been incurred.

Other borrowing costs are expensed as incurred.

18

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Financial assets

1)	Classification

The group classifies its financial assets into the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at initial recognition.

a)	Financial assets at fair value through profit or loss

This category includes two sub-categories: financial assets held for trading and financial assets at fair value through income or loss.   A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term, or if management designated it for this category.  Derivative financial instruments are also classified as held for trading, unless there are designated for hedging purposes.  Assets under this category are classified as current assets if they are held for trading, or expected to be disposed of within one year from the date of the statement of financial position.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for maturities longer than 12 months after the statement of financial position date.  These are classified as non-current assets.  The group's loans and receivables are presented among "trade and other receivables “, "cash and cash equivalents”, "short-term deposits", "loans receivable" and "Long term investments and long-term receivables" in the statement of financial position (see also n and o below).

2)	Recognition and measurement

Ordinary purchases and sales of financial assets are carried at the date of settlement, which is the date in which the asset was delivered to the group or delivered by the group (settlement date).  Such investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.  Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income.  Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.  Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are presented at amortized cost using the effective interest method.

Gains or losses, arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’, are presented in the statement of income under the financing items in the periods in which they arose.
As to measurement of the fair value of group's financial instruments, see note 4.

19

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

3)	Offsetting of financial assets
Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4)	Impairment of financial assets

The group assesses at the each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the group uses to determine that there is objective evidence of an impairment loss include:
•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	The group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;
•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

The Company first assesses whether objective evidence of impairment exists.

In cases where such evidence exists, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed for the asset upon initial recognition in the financial statements). The asset’s carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in income or loss.

20

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

L.	Derivative financial instruments and embedded derivatives

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.
The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The derivative financial instruments to which the company is a party do not meet the criteria required for hedge accounting.  Changes in the fair value of these derivative financial instruments are recognized on a current basis in the statement of income under "financing expenses (income)".

Derivative that are embedded into financial instruments (see also s below) or any other host contract are bifurcated from the host contract only if the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to those of their respective host contracts; and, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and (c) the entire hybrid contracts (including the embedded derivative) is not accounted for at fair value through profit or loss.

Changes in the fair value of embedded derivatives bifurcated as above are charged to income or loss.

m.	Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is determined using the first-in, first-out (FIFO) method.
Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

n.	Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for doubtful accounts (hereafter – "provision for impairment" or "provision for doubtful accounts").

As for the method used to determine the provision for impairment and accounting treatment applied thereto in subsequent periods, see k4) above.

21

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.  Bank overdrafts are shown among “short-term credit and loans” in the current liabilities item in the statement of financial position.

p.	Share capital

Ordinary shares of the company are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from issuance proceeds.

Where the company or any group company purchases the company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the company’s owners until such shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects is included in equity attributable to the company’s owners.

q.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

r.	Borrowings and debentures

Borrowing and debentures are recognized initially at fair value, net of transaction costs incurred. Borrowings and debentures are subsequently stated at amortized cots; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities, unless the group has unconditional right to defer settlement of the liability for at least 12 months after the end of the reported period.

22

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Debentures convertible into shares

The conversion component constitutes an embedded derivative, whose economic characteristics and risks are not closely related to the economic characteristics and risks of the debentures.  The debentures are initially recognized at the amount of difference between the total proceeds from issuance and the fair value of the bifurcated embedded derivative at the date of issuance.  The embedded derivative is measured at each cut-off date at fair value, while the debentures are measured at amortized cost using the effective interest method.

The conversion component in convertible debentures, the conversion price of which is linked to the increase in the CPI constitutes an embedded derivative that is measured as above.

The liability component of a compound financial instrument is classified as current liabilities, unless the group has unconditional right to defer settlement of the liability for at least 12 months after the end of the reported period.

Under the provisions of the present version of IAS 1 "Presentation of Financial Statements" (hereafter - IAS 1) (combined with the guidance in the conceptual framework of IFRS) (hereafter – the conceptual framework), the conversion of a liability into equity is considered a settlement of that liability, and therefore, in cases were the holder of the convertible debentures can convert at any given time, the liability for the debenture should presumably be presented under short-term liabilities.  However, In accordance with an amendment to IAS 1 that was part of the IASB’s annual improvements project published in April 2009 conditions in the obligation enabling the counterparty to oblige the entity to settle the liability by issuing equity will not have any effect on the classification of the liability as current or non current. IAS 1 (amendment) would be applied for annual reporting period from 1 January 2010 or thereafter; early adoption is possible while providing disclosure in respect thereof.

In accordance with publications of the IASB, dated April 2008 and April 2009, the position of the professional committee of the IASB is this matter is that even before amending IAS 1 it is possible to classify CPI-linked debentures or foreign exchange-linked debentures (presented among liabilities) and the liability component of a convertible debentures (that include a liability component and a capital component) based on the cash repayment dates rather than based on their conversion dates.  This, since a classification as above, based on the repayment dates corresponds to the classification objectives and the definitions of liquidity and solvency in the conceptual framework and in IAS 1, and according to the professional committee, the said amendment of IAS 1 is compatible with its recommendations as above.

The group elected to early adopt the said amendment to IAS 1.
Nevertheless, before the publication of the said amendment to IAS 1, the group already classified the liability in respect of its convertible debentures in accordance with their cash repayment dates rather than in accordance with the conversion dates. Therefore, the early adoption of the amendment to IAS 1, as above, does not have any effect on the group's financial statements.

23

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Current and deferred income taxes
The tax expense for the reported years includes current and deferred taxes. Taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or in equity, respectively, together with the items in respect of which they were created.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted in Israel at the statement of financial position date in the. Management periodically evaluates the tax aspects applicable to it taxable income based on the relevant tax laws and makes provisions where appropriate.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income.

The group recognizes deferred taxes on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset only if:
-	There is a legally enforceable right to offset current tax assets against current tax liabilities; and
-
when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

u.	Employee benefits
1)	Severance pay and pension obligations

Group entities operate various pension schemes.  The schemes are generally funded through payments to insurance companies or trustee-administered finds determined by periodic actuarial calculations. These schemes constitute defined contribution plans since the group makes fixed deposits to a separate and independent entity.  The group has not legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to the employees' service in the current and prior periods.

24

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Labor laws and agreements in Israel, and the practice of the company, require it to pay retirement benefits to employees dismissed or retiring in certain other circumstances.  The obligation of the group entities to pay retirement benefits is treated as a defined benefit plan and for some of the employees it is treated as a defined contribution plan.

As part of the company’s defined benefit obligation to relevant employees, the amounts of benefits that such employees are entitled to receive upon retirement is based on the number of years of employment and the employee’s last monthly salary.

The company’s obligation to the remaining employees as part of the defined contribution plan is to make regular contributions to a separate and independent entity, and the company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The retirement benefit obligation as recognized in the statement of financial position is the present value of the defined benefit obligation at the statement of financial position date, less the fair value of plan assets.  The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases) using interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related liability.

Under International Accounting Standard 19 - “Employee Benefits” (hereinafter - IAS 19), the discount rate used for computing actuarial liability will be determined using market yields of high-quality corporate bonds at statement of financial position date.  However, IAS 19 points out that in countries where there is no deep market in such bonds, the yield of government bonds should be used instead.

As stated above, the interest rate used by the company to discount expected future cash flows for the purpose of computing the actuarial commitment is determined based on the interest rates of Israeli government bonds, since the company’s management is in the opinion that Israel does not have a deep market for corporate bonds.

Should the regulatory bodies take a position that is different than the company's position in the matter (as presented above), the company may be required to amend the related results it reports as part of these financial statements.

25

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The company carries directly to equity, in the statement comprehensive income, actuarial gains or losses resulting from changes in actuarial valuation and differences between past assumptions and actual results, in the period in which they arise.

Amounts funded for retirement benefits are measured at fair value.

These amounts funded represent “plan assets”, as defined by IAS 19, and therefore deduced from the balance of retirement benefit obligation for statement of financial position presentation.

The treatment applied to defined benefit plans is as follows:

As described above, the group purchases insurance policies and contributes to retirement benefit funds against the obligation to pay retirement benefits.  The group has no further payment obligations once the contributions have been paid.  The contributions are recognized as employee benefit expense when they are due.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

2)	Vacation benefits

Every employee is legally entitled to vacation benefits, which are computed on an annual basis.  This entitlement is based on the term of employment.  The company charges a current liability and expense due to vacation pay, based on the current benefits that have been accumulated for each employee.

v.	Provisions

Provisions for environmental restoration and legal claims are recognized when the company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Provisions are measured at the present value of the expected cash flows required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The increase in the provision due to passage of time is recognized as interest expense.

w.	Revenue recognition

The group's revenues are measured at the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group's activities.  Revenue is shown net of value-added tax, returns, rebates and discounts.

26

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the group’s activities as described below.  The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.  The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

1)	Sale of goods

Group's revenue from sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and (c) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The company recognizes revenue subject to the abovementioned conditions and in accordance with the classification of the sold products, as follows:

a)
Sales of oil products, lubricants and gas (excluding gas for domestic use) – the sales of fuels are recognized as revenue at the date of supply of fuels to the customer; in the fuel stations – at the time fueling takes place.

b)	Consumption products and others – those sales are recognized as revenue at the time the goods are transferred to the customer.

c)	Liquefied Petroleum Gas (hereafter – LPG) for domestic use – the sales of LPG are recognized as revenues in accordance with the quantities actually consumed in the reported periods.

2)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest method. When the financial assets and receivables are impaired, the group reduces the carrying amount to an amount, which is the estimated future cash flow discounted at the original effective interest rate of the instrument.

3)	Customer Loyalty Programmes

The group has adopted the provisions of IFRIC 13 of the IASB – "Customer Loyalty Programmes" (hereafter – IFRIC 13), since date of transition to IFRS reporting.  IFRIC 13 clarifies that in cases where goods or services are sold together with a loyalty incentive (e.g., in the form of points or products granted for free to the customer), the arrangement for receipt of revenue is a multi element one and the payment received from the customer is allocated between the elements of the arrangements in accordance with their fair value.

27

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Accordingly, revenue at an amount equal to the fair value of the incentive component to the company's customer granted as part of the loyalty plan operated by the company (see note 17c2)) is deferred upon accumulation of the incentive.  Such revenue is recognized only when the incentive is realized by the customer in the fuel stations or the convenience stores of the group.

x.	Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

The group signed agreements for the lease of land from the Israel Land Administration (hereafter – Administration Land).  In light of the nature of the land, which usually has indefinite economic life and in light of the fact that the ownership in the land is not transferred at the end of the lease period to the group and the group does not has an option to purchase the land at the end of the lease period, the group does not receive substantially all the risks and rewards of ownership and therefore the lease agreements in respect of administration land are classified as operating lease agreements.
Amounts, which were paid by the group in advance in respect of administration land lease agreements, are classified in the statement of financial position among "prepaid expenses in respect of operating lease".  This asset is amortized based on the straight line method over the term of the lease (taking into account the options for renewal of the lease contracts, which at the date of entering into the lease contract it is reasonably certain that they will be exercised by the group).

Buildings erected on administration land are classified as fixed assets.

y.	Dividend distribution

Dividend distribution to the parent company’s owners is recognized as a liability in the group's financial statements in the period in which the distribution of dividends is approved by the company’s board of directors.

z.	Earnings per share

Basic earnings per share is calculated, as a rule, by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the period excluding ordinary shares purchased by a subsidiary and treasury shares.

In computing the diluted earning or loss per share, the weighted average of shares that will be issued, assuming all potential dilutive shares are actually converted into shares, is added to the average of ordinary shares used for computing the basic earnings per share.  The potential shares are taken into account only when the effect is diluting (i.e. reducing the earnings or increasing the loss per share).

28

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.	Statement of cash flows

Interest paid is presented as part of "cash flows from financing activities". Interest received is presented among "cash flows from investment activities".

bb.	The statements of financial position include reclassification of the following items:

1)  Reclassification of deferred taxes balances in the total amount of NIS 8,652 thousands and NIS 3,479 thousands as of December 31, 2008 and 2007, respectively, from the deferred income taxes item under non-current liabilities to deferred income taxes under non-current assets.

2)  Reclassification of petroleum and gas assets in the total amount of NIS 4,403 thousands and NIS 4,379 thousands as of December 31, 2008 and 2007, respectively, from the investment in natural gas exploration item to the petroleum and gas assets items.

3)  Reclassification of balances of exploration and evaluation assets in the total amount of NIS 30,553 thousands and NIS 11,798 thousands as of December 31, 2008 and 2007, respectively, from the investment in natural gas exploration items to the exploration and evaluation assets item.

cc.	New International Financial Reporting Standards, Amendments to Standards and New interpretations

1)	Details of the provisions of new standards and of amendments to existing standards, which came into effect and are mandatory for reporting periods starting January 1, 2009, are set out below:

a)
International Accounting Standard No. 1 (as amended), ‘Presentation of Financial Statements’ (“IAS 1R”), provides comprehensive requirements relating to the presentation of financial statements, guidelines with respect to the structure of financial statements, and the minimum requirements with respect to the content of financial statements.  Inter alia, the revised standard prohibits the presentation of items of income and expenses (that is "non-owner changes in equity") (hereafter – "other comprehensive income items") in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. All comprehensive income items are required to be presented in a statement of comprehensive income. Nevertheless, entities can choose whether to present one statement of comprehensive income or two statements: a statement that presents items of income or loss – a separate statement of income, and a second statement first presenting income or loss and includes items of other comprehensive income – a statement of comprehensive income).

29

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The group has elected to present all income and expenses items recognized in the reported period in two reports: a statement of income and a statement of comprehensive income.

b)
International Financial Reporting Standard No. 7 – "Financial Instruments – Disclosures" (hereafter Amendment to IFRS 7).  The said amendment requires extensive disclosure as to the measurement of fair value and liquidity risk.  Specifically, the standard requires that disclosure is given as to fair value measurements by hierarchy levels of fair value.  This change involves additional disclosures and does not have any effect on the group's results of operations.

c)
Amendment to International Accounting Standard No. 36 – "Impairment of Assets" (hereafter – the Amendment to IAS 36). The said amendment is part of the annual improvements project of the IASB published in May 2008. Under the amendment to IAS 36, where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made.

d)
Amendment to International Accounting Standard No. 19 – "Employee Benefits" (hereafter - Amendment to IAS 19) (effective commencing 1 January 2009).  The said amendment is part of the annual improvements project of the IASB published in May 2008.

•
The Amendment to IAS 19 clarifies that when a plan amendment reduces benefits, the effect of the reduction for future service is a curtailment and the effect of any reduction for past service is a negative pas service cost.  On the other hand, negative past service cost arises when a change in the benefits attributable to past service results in a reduction in the present value of the defined benefit obligation.

•
The definitions of "return on plan assets" was amended to require the deduction of plan administration costs only to the extent that such costs have not been reflected in the actuarial assumptions used to measure the defined benefit obligation.

•
The distinction between long-term and short-term employee benefits would be based on the timing of the expected settlement of the benefits, i.e., whether the benefit would be settled during or after the 12 months from the end of the period in which the employee rendered the service that entitles him with the benefit.

•
Removal of the reference to "recognition" in relation to contingent liabilities as it was inconsistent with IAS 37 ("Provisions, contingent Liabilities and Contingent Assets"), which states that the entity should not recognise a contingent liability, but only requires giving disclosure thereto.

30

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e)
International Financial Reporting Standard No. 8 – "Operating Segments" – (hereafter IFRS 8).  IFRS 8 replaces IAS 14 "Segment Reporting".  The new standard requires the application of a 'management approach', whereby segment information is presented on the same basis as that used for internal reporting purposes. The application of the standard did not have any effect on the group's segment reporting.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker in the group, who is responsible for allocating resources and assessing performance of the operating segments.

f)
IAS 23 (Amended), ‘Borrowing costs’ (hereafter – IAS 23R). In connection with borrowing costs allocated to qualifying assets, commencement of capitalization of which is to commence on January 1, 2009 or thereafter, the group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.

g)
IAS 28 (Amendment), ‘Investments in Associates’. Under this amendment an investment in associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance in the statement of financial position to the extent that the recoverable amount of the associate increases. The group applies the amendment commencing January 1, 2009.  In accordance with the Amendment's transitional provisions, the group elected to apply the standard prospectively; accordingly, the application of the amendment did not have a material effect on the group's financial statements.

2)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company:

a)
Amendment to IAS 17 – "Leases" (hereafter – IAS 17).  The said amendment is part of the annual improvements project of the IASB published in April 2009.  This Amendment deletes the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification in cases where it is not expected that the land would be transferred to the lessee at the end of the lease period. As a result, leases of land should be classified as either finance or operating, using the information available to the group at the time of entering into the lease contract, or a retrospective basis, unless such information is not available. The group will apply the amendment to IAS 17 commencing January 1, 2010.  The group examines the potential effect of the application of the standard its financial statements.

31

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b)
Amendment to IAS 24 - "Related Party Disclosures" (hereafter – the amendment to IAS 24).  The amendment to IAS 24 cancels the requirement to give disclosure to all transactions carried out by entities, which are related parties.  The amendment to IAS 24 also clarifies the definition of a related party expanding thereby the disclosure required of certain entities and prevents inconsistency between disclosures given by two parties to the same transaction.  The amendment to IAS 24 applies retroactively to annual periods commencing January 1, 2011 or thereafter.

c)
International Financial Reporting Standard No. 8 – "Operating Segments" – (hereafter – Amendment to IFRS 8). The said amendment is part of the annual improvements project of the IASB published in April 2009.  The Amendment to IFRS 8 includes minor wording modifications intended to clarify that a measure of segment assets is only required to be disclosed if the measure is regularly provided to the chief operating decision maker.

The Amendment to IFRS 8 is to be applied retroactively to reporting periods commencing January 1, 2010.  Early adoption is possible.  The group would apply the said amendment commencing January 1, 2010 and it does not expect that the application thereof would have a material effect on its segment reporting.

d)
IAS 27 (Amended) – Consolidated and Separate Financial Statements (hereafter – IAS 27R) (in effect commencing July 1, 2009). IAS27R requires that the effects of all transactions with non-controlling interest to be recorded in equity if there is no change in control and accordingly, no further goodwill or income (loss) would arise from these transactions. IAS27R also discusses the accounting treatment applied upon loss of control in investee.  Any retained equity interests in the investee are to be remeasured to fair value and the resulting gain or loss is recognized in profit or loss.  The group would implement IAS27R prospectively with respect of transactions with non-controlling interest, commencing January 1, 2010.

e)
IFRS 3 (revised), ‘Business combinations’ (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through profit or loss. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (revised) prospectively to all business combinations from 1 January 2010.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS:

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

32

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (continued):

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

1)	Provision for doubtful accounts

Provision for doubtful accounts is recognized in the books of accounts at the discretion of the company where there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables.  Significant financial difficulties of the debtors, probability that the debtor will enter bankruptcy or financial re-organization, and default or delinquency in payments.

2)	Provision for legal claims

Provisions for contingent liabilities in respect of legal claims are recorded in the books of accounts at the discretion of group's management regarding the reasonability that the cash flows shall indeed by used to settle the liabilities, and on the basis of the estimate determined by the management regarding the present value of the expected cash outflows that would be required to settle the existing liabilities.

3)	Provision for impairment in respect of goodwill

The group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy presented in note 2h. Testing of impairment requires estimating the recoverable amount of the cash-generating unit to which the good will belongs. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The calculations of the value in use of goodwill are determined based on assumptions, future forecasts and use of estimates.

4)	Fair value of derivatives and other financial instruments

The fair value of derivatives (see note 11) and of the conversion component of debentures convertible into shares that are not traded in an active market is determined by using accepted valuation techniques (including the binominal model and other models that are used to evaluate the value of financial instruments).  The company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each statement of financial position date.

5)	Taxes on income and deferred taxes

The group recognizes deferred tax assets and deferred tax liabilities based on the differences between the carrying amounts of the assets and liabilities and the amount taken into account for tax purposes in respect of those assets and liabilities.  The group examines on a current basis the recoverability of the deferred tax assets.

33

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (continued):

included in its accounts based on historical taxable income, projected taxable income, the expected timing of the reversal of temporary differences and the application of tax planning strategies.  In case the group is unable to generate sufficient future taxable income, or in case of a material change in the effective tax rates in the reported period, during which the relating temporary differences become taxable or deductible, the group may be required to cancel some of it deferred tax assets or to increase its deferred taxes liabilities; this in turn, may increase the effective tax rate and have an adverse effect on the company's results of operations.

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.	Financial Risk Management

1)	Financial Risk Factors

The group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash-flow interest rate risk), credit risk and liquidity risk. The group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the group’s financial performance.  The group uses derivative financial instruments in order to protect itself from the said exposures.

Risk management is carried out by the company's finance department under policies approved by the board of directors.  This policy is targeted at foreign exchange risk, interest rate risk, credit risk and cash management risk.

a)	Market risks:

(1)	Foreign exchange risk management

The said exposure arises from the credit extended to the company and a subsidiary by principal suppliers; this credit is linked to the changes in the exchange rate of the dollar; this exposure also arises from deposits linked to the changes in the exchange rate of the dollar, which are deposited with those suppliers.

The company enters into foreign currency derivatives - forward exchange transactions - in order to protect itself from the risk that the dollar fair value of existing assets and liabilities, and the dollar cash flows resulting from firm or anticipated sales of products and purchases of goods and services will be affected by changes in exchange rates.  The term of all such contracts is less than one year.

34

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

As December 31, 2009, if the functional currency of the group has strengthened / weakened by 5% against the dollar, with all other variables held constant, post-tax profit for the year would have been lower / higher by NIS 4 million (2008 – lower/higher by NIS 4.2 million (2007 – higher/lower by NIS 1.3 million).

(2)	Consumer Price Index Risk

The company has bank loans and debentures that were issue, which are linked to the changes in the Israeli CPI.  The net amount of the financial instrument that are linked to the CPI and in respect of which the group has exposure to changes in the CPI is app. NIS 967 million as of the date of the financial statements (As of December 31, 2008 – app. NIS 1,238 million).

As of December 31, 2009, the company is a party to futures contracts in the total amount of NIS 287 million; these futures are designed to protect the CPI-linked liabilities of the company.  The hedging is not accounted for as an accounting hedge.

At December 31, 2009, had the group's CPI increased/decreased by 2%, with all other variables held constant, the post-tax profit for the year would have been lower/higher by NIS 10 million (2008 – the profit would have been lower/higher by NIS 12.6 million).

(3)	Cash flow interest rate risk

The loans bearing variable interest rates expose the group to a cash flow risk, whereas loans and debentures bearing fixed interest rates expose the group to interest risk in respect of fair value.

At December 31, 2009, had the interest rate on loans bearing variable interest increased/decreased by 2% with all other variables held constant, the post-tax profit would have decreased/increased by NIS 3 million (2008 – post-tax profit would have increased/decreased by NIS 200 thousands).

b)	Credit risks

Credit risk is managed on group companies' basis. Credit risk arises from cash and cash equivalents, deposits with banks as well as credit exposures to group customers. As to customers, management reviews the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal ratings in accordance with limits set by the management of each group company.  The utilization of credit limits is regularly monitored.

35

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The company's credit committee, which includes, inter alia, the company's CEO and the company's CFO meets every fortnight in order to discuss the specific credit risks of company's customers.

Every three months, the company's CEO and the company's CFO update the provision for doubtful accounts in the company's books of accounts in accordance with the recommendations of the credit committee, the company's legal advisors and the company's procedures.

Sales to retail customers are settled in cash and through major credit card companies.  The company receives securities of various types in respect of the debts of some of its business customers.

Concentration of credit risks and quality of credit of customers and loans receivable:

All group sales are made in Israel to the business and retail market that include a large number of customers.  The sales to the company's business customers are made at credit of up to current credit+90 days.  Sales to the retail market are settled in cash and through major credit card companies.  The company has a principal customer in the business market, the rate of net income from sales thereto out of total net income in the years 2009 and 2008, amounted to app. 8% and 12%, respectively (see also note 20f).  Also, the business market includes a group of interested parties and related parties.  The company evaluates the rating of principal customers' debt based on past experience with those customers.  The company requires collaterals of various types from some of its customers and the entities to which it extends credit, based on a risk assessment carried out by company's management and it does not expect difficulties in collection of those debts.  The quality of the credit of company's customers, the repayment of which is not yet due and for which no impairment was recognized, can be estimated as follows:

	2009	2008
	NIS in thousands
Business market	648,302	561,308
Retail market	176,410	141,567
Interested parties and related companies	38,257	21,234
	862,969	724,109
The debt in respect of which impairment was recognized in the years 2009 and 2008 is mainly attributed to the business market; see also note 20c1).

36

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, each of the group entities maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the group’s liquidity reserve (comprises undrawn borrowing facility and cash and cash equivalents).  This is generally carried out at local level in the operating entities of the group, based on the expected cash flows in accordance with practice and limits set by the management of each group company.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	2010	2011	2012	2013	2014 and thereafter	Total

As of 31 December 2009:
Credit, loans and debentures	645,118	330,154	211,518	198,529	592,255	1,977,574
Trade and other payables	598,328				*31,004	629,332
	1,243,446	330,154	211,518	198,529	623,259	2,606,906

	2009	2010	2011	2012	2013 and thereafter	Total
	NIS in thousands
As of 31 December 2008:
Credit, loans and debentures	617,429	272,569	277,139	163,555	486,109	1,816,801
Trade and other payables	513,278				*30,725	544,003
	1,130,707	272,569	277,139	163,555	516,834	2,360,804

*
The liabilities in respect of customers deposits are presented as current liabilities at their full value (see note 2i).  According to company's management, the repayment of these liabilities is not expected within the next 5 years.

37

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

2)	Capital risk management

The group’s objectives when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other interested parties and to meet the requirements set by financial covenants (see note 17e).

The company also works to secure return to its shareholders by pricing products in a manner suitable to the risk level of the company's business operations as well maintaining appropriate capital ratios to secure support in the company's business operations

In order to maintain or adjust the capital structure, each company may take different measures, such as adjusting the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

3)	Fair value estimation

Effective 1 January 2009, the group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the group’s assets and liabilities that are measured at fair value at December 31, 2009:

	Level 1	Level 3	balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss	92,015		92,015
CPI forward contracts		9,547	9,547
Exchange rate forward contracts		25	25
Embedded derivative in operating lease agreements		35	35
Share purchase option		4,005	4,005
Total assets	92,015	13,612	105,627
Liabilities:
Exchange rate forward contracts		543	543
Embedded derivative in operating lease agreements		152	152
Fair value of conversion component of Series A Debentures		6,911	6,911
Total liabilities		7,606	7,606

38

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The fair value of financial instruments traded in active markets is based on quoted market prices at December 31, 2009.  A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise primarily securities traded in the Tel Aviv Stock Exchange.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:
•	Quoted market prices or dealer quotes for similar instruments.
•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the statement of financial position date, with the resulting value discounted back to present value.
•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The changes in the fair value of the financial instruments included in level 3 – amounting to NIS 21,974 thousands are included in the statement of income under the financing item.

As to the method used to estimate the fair value of the conversion component of Series A debentures – see note 15c below.

NOTE 5 – CASH AND CASH EQUIVAELNTS:

	December 31
	2009	2008	2007
	NIS in thousands
Cash in bank and cash on hand	35,885	21,389	32,434
Short-term bank deposits	12,318	11,426	4,635
Foreign currency cash and cash equivalents*	1,102	296	14,417
	49,305	33,111	51,486
*  In 2009 and 2008 – mainly US dollar; in 2007 – mainly Euro.

39

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 – CASH AND CASH EQUIVAELNTS (continued):

Cash, cash equivalents and bank overdrafts in banks include the following components for purpose of presentation in the statement of cash flows:

	2009	2008	2007
	NIS in thousands
Cash and cash equivalents as above	49,305	33,111	51,486
Bank overdrafts (note 16)	2,247	11,069	18,684
	47,058	22,042	32,802

The carrying amounts of the cash and cash equivalents approximate their fair values since the effect of capitalization is immaterial.

NOTE 6 – LONG-TERM LOANS RECEIVABLE:

a.	Composed as follows:
	December 31
	2009	2008
	NIS in thousands
In respect of primary fuel inventories	1,350	1,272
To Kibbutzim	3,046	3,453
Loans to jointly controlled entities	24,268	19,442
To the Fuel Administration(1)	31,105	21,156
To others(2)	65,433	74,192
	125,202	119,515
Less – current maturities	23,251	26,276
	101,951	93,239

(1)	Loan to the Fuel Administration – are included in accordance Control of Commodities and Service Order (Settlements in the Fuel Economy), 1988.

(2)	Mainly owners of filling stations to which the group supplies fuels. As of December 31, 2009, the amount includes a debt of an individual in the total amount of NIS 19 million.

40

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 6 – LONG-TERM LOANS RECEIVABLE (continued):

b.	Regarding the currencies, linkage terms and interest rates, the loan amounts may be classified (before deduction of current maturities) as follows:
	Weighted
	average
	annual
	interest rates
	at December	December 31
	31, 2009	2009	2008
	%	NIS in thousands
Dollar Linked:
Others	5	23,345	27,726
The Fuel Administration(1)	3.6	31,105	21,156
		54,450	48,882

Linked to the CPI:
Kibbutzim	5.6	2,995	3,366
Jointly controlled entities	5.3	24,268	19,442
Others	4.6	22,712	19,431
		49,975	42,239

Linked to Fuel Prices		1,350	1,272
Unlinked – other(2)	2.8	19,427	27,122
		125,202	119,515
(1)	The loan bears interest of Libor+3.34%.
(2)	The loans are exposed to changes in the rate of interest and in the dates of changes in rate of interest in accordance with the loans agreements.

c.	The loans (net of current maturities) are collectible in the following years after the balance sheet dates:
	December 31
	2009	2008
	NIS in thousands

Second year	4,991	7,351
Third year	4,232	4,920
Fourth year	4,181	4,381
Fifth year	6,094	4,169
Sixth year and thereafter	31,266	24,622
No fixed repayment date*	51,187	47,796
	101,951	93,239
*
Mainly composed of loan to the Fuel Administration at the total amount of NIS 31.1 million and NIS 21.1 million as of December 31, 2009 and 2008, respectively.  The balance is attributed mainly to loans relating to filling stations under erection; the repayment dates regarding to those loans would be fixed when those filling stations become operative.

41

Annex C
DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 6 – LONG-TERM LOANS RECEIVABLE (continued):

d.	The carrying amounts and fair value of the long-term loans receivable is as follows:
	Carrying amount		Fair value
	December 31		December 31
	2009	2008	2009	2008
	NIS in thousands		NIS in thousands
Long-term loans	125,202	119,515	120,451	96,922

The fair value computations are based on discounted cash flows at interest rates of 2.32%-9.09% (2008: 10%-17.5%).

The interest rates are based or risk-free interests (based on interest of government bonds) that have terms to maturity approximating the repayment dates of the loans with the addition of a risk premium (based on the repayment dates of each loan).

NOTE 7 – INVESTMENTS IN INVESTEES

a.	Investment in associated companies:

1)	Investment in Elran (D.D) Infrastructures Ltd.

On December 2003, a subsidiary acquired 18.5% of the issued and paid-up share capital of Elran (D.D) Infrastructures Ltd. (hereinafter – “Elran Infrastructures”). In 2008 Elran Infrastructures ceased its current operations. As of December 31, 2009 and 2008, the excess of cost allocated to the investment in Elran Infrastructures is fully offset against the group's share in the losses of Elran Infrastructures.  As of December 31, 2009, the balance of investment in Elran Infrastructures was written-off.

2)	Investment in Mercury Aviation (Israel) Ltd. (hereafter – Mercury)

Mercury is one of the two companies that were granted by the Israel Airports Authority a franchise to supply fueling services in the Ben-Gurion Airport.

In 2005, the company acquired 25% of the issued and paid share capital of Mercury in consideration for NIS 1,681 thousands.  The original excess of cost amounted to NIS 1,640 thousands and was attributed to the franchise, which is amortized over a 10-year period.

In 2008, the company acquired additional 6.25% of Mercury's shares in consideration for NIS 390 thousands.  The company did not extend any loans to Mercury.

b.	Proportionately consolidated corporations:

1)	There are contractual agreements for joint control of these entities with the other venturers. Accordingly, they are accounted for by the proportionate consolidation method, as explained in note 2b2).

42

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 – INVESTMENTS IN INVESTEES (continued):

2)	Following are data of the said entities - on the basis of the company's percentage of holding - as reflected in the company's consolidated financial statements:

a)	Balance sheet data:
	December 31
	2009	2008
	NIS in thousands
Assets:
Current assets	82,626	71,911
Long-term receivables and other assets	43,937	44,482
Property, plant and equipment, net of accumulated depreciation	115,333	108,823
	241,896	225,216
Liabilities:
Current liabilities	67,492	68,929
Long-term liabilities	21,718	22,169
	89,210	91,098
b)	Operating results data:

	2009	2008	2007
	NIS in thousand
Income	144,569	130,872	116,692
Costs and expenses:
Cost of sales	65,620	56,972	46,114
Selling, marketing, administrative,general and other expenses	52,102	49,879	45,241
Financial expenses – net	4,147	4,967	4,398
Income before taxes on income	22,700	19,054	20,939
Taxes on income	2,856	2,489	3,782
Net income for the year	19,844	16,565	17,157

c.	Companies consolidated for the first time:

Acquisition of the retail chain AM:PM:

On January 9, 2007, Dor Alon Filling Stations Management Operation Ltd. (hereafter – "the Dor Alon Operation") – a fully controlled subsidiary of the company – acquired 100% of the share capital of AM:PM Ltd. (hereafter – "AM:PM") in consideration for NIS 153 million.

AM:PM operates branches for the sale of retail consumables to private customers in the Tel-Aviv area.

The cost of acquisition including costs related to the acquisition in the amount of approximately NIS 326 thousands was allocated to the assets and liabilities of the acquired company based on their fair value on the date of acquisition.  As a result, the company recognized identified intangible asset (brand name) in the amount of NIS 7,526 thousands and other assets in the amount of approximately NIS 732 thousands.

43

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 – INVESTMENTS IN INVESTEES (continued):

Deferred tax liability allocated to the said assets aggregated a net amount of approximately NIS 2,064 thousands.  The balance of approximately NIS 143,847 thousands was allocated to goodwill.

The assets and liabilities arising from the acquisition as of January 9, 2007 are as follows:

		Carrying
	Fair value	amount
	NIS in thousands

Cash and cash equivalents	480	480
Working capital	(12,642)	(12,642)
Property, plant and equipment	17,776	17,776
Intangibles and long-term receivables	152,811	706
Long-term liabilities	(4,619)	(2,555)
Net acquired assets	153,806	3,765

The consideration for the acquisition paid in cash	153,806
Cash and cash equivalents in an acquired Subsidiary	480
Cash flows in respect of the acquisition	153,326

NOTE 8 –PETROLEUM AND GAS ASSETS:

Petroleum and gas assets are composed as follows:

As of the date of the financial statements, the group has participation in rights for exploration of oil and gas at the rate of 4% of the Matan and Michal possessions, and at a rate of 2.8% in the Med Yavne possession.

	2009	2008	2007
	NIS in thousand
I/12 "Tamar" possession **	48,290
I/13 "Dalit" possession **	9,340
"Med Yavne" possession	4,416	4,403	4,379
	62,046	4,403	4,379

*	As to transfer of the oil and natural gas exploration operations in January 2010 – see note 25 below.
**	The investments relating to the I/12 possession -"Tamar" and I/13 possession – "Dalit" in 2008 and 2007 were presented among "exploration and evaluation assets"

44

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 –PETROLEUM AND GAS ASSETS (continued):

a.	I/12 Possession "Tamar"

On November 18, 2008 the drilling work commenced in the "Tamar 1" drilling as part of the "Matan" license located app. 90 Kilometers west of Haifa,  The operator of the licenses "Matan" and "Michal" – Noble Energy Mediterranean Ltd. (hereafter – Noble) informed the partners that the "Tamar 1" drilling performed in sea water depth of 1,680 meters and was drilled down to a depth of 4,900 meters through tertiary layers under a thick salt layer in the Levantine basin.  Electrical log test performed in the drilling identified 3 reservoir of high quality that contains sand layers at the net total thickness of 140 meters containing natural gas. Testing procedures, which were performed at a limited 18-meters section of the lowest reservoir, yielded a flow rate of 30 million cubic feet per day (Mmcf/d) of natural gas.  It should be indicated that the flow rate was limited by testing equipment available on the rig. Performance modeling indicates the well can be ultimately completed to achieve a production rate of over 150 Mmcf/d.

Also, Noble announced that after analysis of all the post-drill and production test data, the estimated gross mean resource potential of "Tamar-1" was initially believed to be to 5 Tcf. (app. 142 BCM) and that the results indicate that the drilling can potentially produce commercial quantities of gas (see below as to the update of the said estimate).

In April 2009 the Officer in Charge of Oil Related Issues in the Israeli Ministry of National Infrastructures (hereafter – the officer) approved that the "Tamar" drilling included in the Matan license is a commercial drilling and as a result approved that the "Matan" license will be in effect through December 2, 2009, in accordance with Section 18b to the Petroleum Law, 1952 (hereafter – "the Petroleum Law").

The officer determined that during this period an application would be filed for receipt of lease over the area of the license. In October 2009 such an application was submitted (see below details regarding receipt of the bill of lease).

The drilling works in the Tamar-2 drilling started in April 2009, located approximately 5.5 miles northeast of the "Tamar-1" drilling. This well was drilled at the flank of the structure with the intent, inter alia, of reaching at a better estimate of the natural gas reserves in the "Tamar" structure and attaining data regarding reservoir quality and continuity.  The "Tamar-2" drilling was performed in sea water depth of 1,685 meters and was drilled down to a depth of 5,145 meters.

Commencing 2009 the company had investments in exploration and production of oil and natural gas in Israel (through holdings in a wholly-owned subsidiary - Alon – Natural Gas Exploration Ltd.).  As to transfer of the gas operations to a related company in 2010, see note 25.

45

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 –PETROLEUM AND GAS ASSETS (continued):

In July 2009, upon completion of the production tests, Noble provided an updated estimate as to the gas reserves in the Tamar structure, as follows:

1.	Reservoir thickness and quality or the Tamar-2 drilling were consistent with those encountered at the Tamar-1 drilling. Pressure data also confirmed continuous high quality reservoirs.

2.
The results of Tamar-2 have considerably reduced the uncertainty in previous natural gas reserves estimates for the Tamar structure. Accordingly, the gross mean resource estimate for Tamar has been raised to 6.3 trillion cubic feet (app. 178 BCM). For details as to the update of the said estimate, see below).

Noble has also informed the partners that the cost of the "Tamar-2" drilling amounted to the amount budgeted for the drilling - app. $ 77 million (100%).

In August 2009, Noble informed the partners that it received an assessment of the gross mean resources of the Tamar drillings as well as an assessment of the natural gas reserves of the Tamar drillings (hereafter – the report) from Netherland Sewell and Associates Inc. (hereafter – "NSAI") – a leading independent engineering company in the field of assessment of natural gas and oil reserves.  According to NSAI's assessment, the average economic potential of the natural gas reserve in Tamar is 7.3 trillion cubic feet (207 billion cubic meters), compared with the previous estimate referred to above.  According to the said report, the natural gas reserves in Tamar, which are to be categorized in the proved and probable reserves category, would be estimated at 7.7 trillion cubic feet (218 billion cubic meters) at the time of approval of the development plan to the Tamar drilling (which will also include a probable forecast as to the sale of the natural gas to be extracted from the drillings).  The said gas reserves include natural gas reserves that would be categorized as proved reserved at the quantity of 6 trillion cubic feet (170 billion cubic meters).

It should be indicated that the above estimates as to the rate of future production and economic potential of the gas reserves and quantity of natural gas reserves in the "Tamar" field are uncertain estimates and are expected to be updated whenever additional data is made available, including the result further analyses of the drillings' findings.

On December 2, 2009 officer granted the owners of rights in the "Matan" license the bill of lease in "Tamar I/12". The Tamar I/12 lease extends over an area of 250,000 dunam; these lease is included in the area of the "Matan" license and they include the gas field "Tamar". The lease includes, inter alia, provisions regarding time tables that need to be met to develop the lease, regarding construction and operation of the facilities, carrying out surveys, reports, responsibilities, insurances, etc. The lease has been granted according to the Petroleum Law-1952 and they grant the partners the right to produce oil and natural gas in the lease area for a period of 30 years with a right to extend this period, in accordance with the provisions of the Petroleum Law.

46

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 –PETROLEUM AND GAS ASSETS (continued):

Group management estimates that it would be required to raise funds in the forthcoming year for the purpose of making investments in the "Tamar" field; the company's share in the said required funds is estimated at $ 49 million.  The group examines potential financing options for the purpose of participating (in accordance with its proportionate share) in the financing of the development of the "Tamar" field.

As to the budget approved for the purpose of funding acquisition of equipment and services that may be required for the purpose of development of the natural gas fields "Tamar" and "Dalit", see note 17c7).

b.	I/12 Possession "Dalit"

On March 6, 2009 the drilling work commenced in the "Dalit 1" drilling; the works were completed at the end of April 2009. The drilling that was performed in sea water depth of 1,380 meters located app. 60 Kilometers west of Hadera was drilled down to a depth of 3,660 meters through lower Miocene layers under a thick salt layer in the Levantine basin located in the east of the Mediterranean Sea.

On March 30, 2009, Noble announced that electrical log tests performed in the "Dalit-1" drilling identified a reservoir of high quality natural gas.  In April 2009, Noble announced that the production tests performed in the drilling were completed successfully. Testing procedures yielded a maximal flow rate of 33 million cubic feet per day (Mmcf/d) of natural gas.  It should be indicated that the flow rate was limited by testing equipment available on the rig. Performance modeling indicates the well can be ultimately completed to achieve a production rate of over 200 Mmcf/d.

Subsequent to a preliminary analysis of the data collected during the performance of the drilling works and production test, Noble announced that the estimated gross mean resource potential of "Dalit-1" is app. 500 BCF (app. 14.2 BCM) and that the "Dalit-1" site has the potential to produce commercial quantities of gas.  It should be indicated that the above estimates as to the rate of future production and economic potential of the gas reserves and quantity of natural gas reserves in the "Dalit" strcuture are uncertain estimates and are expected to be updated whenever additional data is made available, including the result further analyses of the drillings' findings and from performance of estimates as to proven reserves.

In June 2009 the Officer in Charge of Oil Related Issues in the Israeli Ministry of National Infrastructures (hereafter – the officer) approved that the "Dalit-1" drilling is a commercial drilling and as a result approved that the "Michal" license will be in effect through December 2, 2009, in accordance with Section 18b to the Petroleum Law, 1952 (hereafter – "the Petroleum Law").

47

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 –PETROLEUM AND GAS ASSETS (continued):

The officer determined that during this period an application would be filed for receipt of lease over the area of the license. In October 2009 such an application was submitted.  On December 2, 2009 officer granted the owners of rights in the "Michal" license the bill of lease in "Dalit I/13". The Dalit I/13 lease extends over an area of 250,000 dunam; these lease is included in the area of the "Michal" license and they include the gas field "Dalit". The lease includes, inter alia, provisions regarding time tables that need to be met to develop the lease, regarding construction and operation of the facilities, carrying out surveys, reports, responsibilities, insurances, etc. The lease has been granted according to the Petroleum Law-1952 and they grant the partners the right to produce oil and natural gas in the lease area for a period of 30 years with a right to extend this period, in accordance with the provisions of the Petroleum Law.

c.	Med Yavne

The Med Yavne possession is located in the sea app. 40 Kilometers west of Ashdod; the lease extends over 53 square Kilometers.  The lease was granted in June 2000 by the officer for a 30-year period; the lease was granted to partners in the "Med Yavne" (Block 239) sea license, in which the partnership had rights; lease was granted following the findings in the "Or 1" drilling carried out in 1999.

The terms of the lease provide, inter alia, that he owner of the lease would engage in due diligence to develop the lease and extract gas therefrom; under the terms of the lease, within 5 years from date of grant of the lease, the owner of the lease would present a plan for further activities in the leased area.  In June 2005, the officer approved the application of the operator of the lease at the time – BG International Ltd. (hereafter – "BG") to change the holding terms to the effect that the working plan for the development of the lease would be filed to the officer at the date on which planning of the development of the "Noa" reservoir (located close to the Med Yavne drilling would commence; the Noa reservoir is owned by the Tethys Sea joint venture.

In 2008, BG transferred it rights of participation in the "Med Yavne" lease (35%) to the other partners of the lease (including the partnership), proportionately to their holdings; This measure was taken after BG announced of its intention to end its function as the operator of the lease and transfer its share in license rights to the other partners.  Subsequent to the said transfer, the partnership's holdings amount to 2.8%.  Further to BG's resignation from its function as the operator of the lease, the other partners appointed Israel Oil Company Ltd. to be the operator of the lease.

Based on an estimate of the operator of the lease at the time – BG – that was made in 2007 and was based on the "Or-1" drilling and on a three dimensional survey carried out in the area of the lease, the operator of the lease revalued the gas reserves in the "Or" reservoir in March 2009; in accordance with this estimate the gas reserves that may be produced from the "Or" reservoir amount to 35 BCF.

In accordance with an opinion issued by a US consulting company in January 2008, the result of which were verified in January 2009, it appears that under certain assumptions, including the prices of natural gas (net of royalties payable to the government), the cost of development of the reservoir and connecting thereof to the production platform, the decline curve of the reservoir and based on the estimates of the quantities of gas as above, it is economically feasible to develop the reservoir by connection it to the production platform in the "Mary" reservoir located app. 12 kilometer from the "Or-1" drilling and owned by the Tethys Sea joint venture and from there by pipelines to Ashdod.

48

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 –PETROLEUM AND GAS ASSETS (continued):

The operator of the lease addressed Noble, the operator of the Tethys Sea joint venture for the checking the option of connecting the "Or" reservoir to the pipeline Noble intends to erect from the "Noa" reservoir (also owned by the Tethys Sea joint venture) to the production platform in the "Mary" reservoir.  Negotiations were held in 2008 between the operator of the lease and Noble regarding joint development of the "Or" reservoir and the "Noa" reservoir".  As far as the company is aware, as of the date of the financial statements, a date for the development of the "Noa" reservoir has not yet been set and the company is unable to estimate, at this stage, when the development of the "Or" reservoir would commence.

NOTE 9 – EXPLORATION AND EVALUATION ASSETS:

As of the date of the financial statements, the group is a party to agreements that included participation rights for oil and gas exploration in the Mediterranean Sea at a rate of 1.8% of the Med Ashdod license – amounting to NIS 4,739 thousands.

As of December 31, 2008 and 2007, the item also included investments in the "Tamar-1" and "Dalit-2" drillings in the total amounts of NIS 25,814 thousands and NIS 7,059 thousands, respectively.

In October 2007 the "Med Ashdod" lease expired due to non-compliance with the terms set in the "Med Ashdod" license.  As a result, the partners of the lease applied for receipt of license regarding areas included in the lease as well as areas located close to the area of the lease.  On February 14, 2008, the officer granted the partners of the "Med Ashdod" lease the "Med Ashdod-2" (Block 344) license, extending over app. 400 Kilometers; this area also includes the whole area that was previously included in the "Med Ashdod" lease.

The license was granted through February 13, 2011 and its conditions include, inter alia, the dates for preparing the carrying out the drilling works in the "Yam-3" drilling; the conditions also include signing a contract with a contractor who is to perform the drilling works through November1, 2008.  The license partners addressed the officer requesting a further 6-month deferral of the date for signing the said contract; however, the officer rejected the application. As a result, the officer sent the operator of the license an announcement under Section 55(a) of the Petroleum Law, to the effect that unless a drilling contract as above would be presented within 60 day from the date of the announcement, the license would be cancelled without any further notice.  Such a contract was not provided during the period specified above.  The operator of the license appealed against the officer's resolution in the name of the license's partners; the Minister of National Infrastructures rejected the appeal on July 13, 2009.  On July 20, 2009, the operator of the license filed an application for renewal of the Med Ashdod license.  In January 2010, the gas exploration operations, including, inter alia, the participation rights in Med Ashdod were transferred to Alon Gas Exploration, see note 25 below.  On February 8, 2010, the Natural Gas Economy Committee, who discussed the application for renewal of the license, to grant the license to another group of partners, rather than to the partners of the Med Ashdod-2 license.  The operator of the Med Ashdod 2 license addressed the officer on behalf of the partners requesting that the application as above would be discussed by the petroleum board, at stipulated in the Petroleum Law.  Subsequent to balance sheet date, the partners notified the officer that they withdraw their demand for a second discussion by the Petroleum Board on granting the license to a third party.

49

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 – OTHER INVESTMENTS AND LONG-TERM RECEIVABLES:
	December 31
	2009	2008
	NIS in thousands
Conditional grants to owners of Fuel stations(1)	14,822	14,017
Prepaid rent (2)	9,538	11,431
Investment in joint projects (3)	815	826
Other	58	3,657
	25,233	29,931

(1)
Includes mainly conditional grants the company paid to owners of land in connection with erection of filling stations.  The said amount paid by the company will turn into grants upon the end of the engagement period on during this period, subject to the filling stations owners' meeting their undertakings, whereby the company would operate the stations during the period of the agreement. The company examines every cut-off date the land owners' ability to meet their liabilities.  Based on past experience and in accordance with company's estimates that the owners of fuel stations are expected to meet their liabilities, the said conditional grants are charged to results of operations under the selling and marketing expenses of the company over the term of the agreement.

(2)	The prepaid rent in respect of fueling and commercial sites is amortized over the term of the lease. The remaining amortization periods of 1-9 years (mainly 9 years) commence on December31, 2009.
(3)
Investments in joint projects represent the planning costs accrued with respect to agreements signed for the purpose of erection and operation of filling stations by the establishment of joint corporations. At the time of establishment of the joint corporations, the investments are to be converted into shareholders’ loans extended to the joint corporations.

50

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS:
		2009		2008
		Assets	Liabilities	Assets	Liabilities
	Ref	NIS in thousands

Embedded derivatives in operating lease agreements	c	35	152	181	142
Forward CPI contracts	b	9,547			12,848
Forward foreign exchange contracts	a	25	543		4,636
Share purchase option	d	4,005		1,566
Total		13,612	695	1,747	17,626

Less – non current portion:
Embedded derivatives in operating lease agreements	c	35	152	181	142
Forward CPI contracts	b				12,848
Share purchase option	d	4,005		1,566
		4,040	152	1,747	12,990
Current portion		9,572	543	-,-	4,636

a.	Forward foreign exchange contracts
The notional amount in respect of the open forward foreign exchange contracts (up to 3 months, mostly – 2 months) as of December 31, 2009 is $ 55,360 thousands (December 31, 2008 – $ 54,150 thousands).

b.	Forward consumer price index contracts
The notional amount of the open forward consumer price index contracts as of December 31, 2009 (the said contract terminate in November 2010) is $ 286,637 thousands (December 31, 2008 - NIS 390,337 thousands).

c.	Embedded derivatives
The embedded derivatives in operating lease agreements are separated from the lease agreements and measured separately at each statement of financial position date at fair value.  Changes in the fair value of the embedded derivative separated as above are charged to income on a periodic basis under the financing expenses/income item.
As to the embedded derivative in marketable debentures convertible into shares, see note 15.

d.	Share purchase option

The company and Blue Square Israel Ltd. (a related company) entered into an agreement with Credit Cards for Israel Ltd. and Diners Club Israel Ltd. (hereafter – Diners), whereunder, upon fulfillment of certain conditions the company and Blue Square Israel Ltd. would have an option to purchase Diners shares as well as a right to participate in profits – see also note 17c2).

51

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS (continued):

The company measures the fair value of the said right at each statement of financial position date.  Changes in the fair value of the option are charged to income on a periodic basis under the "financing expenses (income)" item.

NOTE 12 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.
Pursuant to the labor laws and employment agreements in effect in Israel, the company and the consolidated entities are liable for the payment of retirement and pension benefits to employees who are dismissed or who leave their employment under certain circumstances.

b.
The group's liability for payment of severance pay in respect of employees for whom the liability is within the scope of Section 14 for the Severance Pay Law is covered by ongoing deposits with defined contribution plans.  The amounts deposited as above are not included in the statements of financial position.

The amounts charged as an expense in respect of defined contribution plans in 2009, 2008 and 2007 is NIS 2,985 thousands, NIS 2,581 thousands and NIS 2,337 thousands, respectively.

c.
The group has liabilities for payment of severance pay to its employees that constitute defined benefit plans.  For these liabilities the company makes provision for severance pay as well as managerial insurance policies with which the company deposits funds.  The amounts of the liabilities, net, included in the statement of financial position as of December 31,2009 reflect the difference between the liability for severance pay and the assets of the severance pay plan as specified in d. below.

d.	Liability for severance pay under defined benefit plan:

The amounts recognized in the statement of financial position were determined as follows:

	December 31
	2009	2008
	NIS in thousands
Present value of fully or partially funded obligations	27,523	22,393
Fair value of plan assets	25,078	19,340
Balance of liability in the statement of financial position	2,445	3,053

52

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

Changes in the defined benefit obligation is as follows:

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Balance at beginning of year	22,393	21,524	17,867
Cost of current service	4,280	3,556	3,604
Interest expenses	1,079	1,196	1,312
Actuarial losses (gains)	2,896	(1,270)	1,028
Benefits paid	(3,125)	(2,613)	(2,767)
Liabilities acquired in a business combination			480
Balance at end of year	27,523	22,393	21,524

The changes in the fair value of plan assets of the year are as follows:
	Year ended December 31
	2009	2008	2007
	NIS in thousands

Balance at beginning of year	19,340	20,048	17,717
Expected return on plan assets	1,043	1,201	1,113
Actuarial gains (losses)	2,312	(3,403)	(825)
Employer contributions	4,569	3,713	3,897
Benefits paid	(1,689)	(1,746)	(2,070)
Transfer to employee's gratuity account	(497)	(473)	(7)
Assets acquired in a business combination			223
Balance at end of year	25,078	19,340	20,048
The amounts recognized in the income statement were as follows:
	Year ended December 31
	2009	2008	2007
	NIS in thousands
Current service cost	4,777	4,029	3,611
Interest costs	1,079	1,196	1,312
Expected return on plan assets	(1,043)	(1,201)	(1,113)
Total expenses	4,813	4,024	3,810

Out of total expenses, the payroll expense for the year ended December 31, 2009 included an amount of NIS 4,777 thousands, (2008 - NIS 4,029 thousands, 2007 – NIS 3,611 thousands) that was included among selling and marketing, general and administrative expenses.

The actual return for the year ended December 31, 2009 on plan assets amounts to a total of NIS 3,355 thousands (2007 – NIS 288 thousands); actual negative return for the year ended December 31, 2008 amounted to NIS 2,202 thousands.

53

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

The accumulated amount of actuarial losses recognized in equity in statement of comprehensive income in as of December 31, 2009 is NIS 3,457 thousands (December 31, 2008 and 2007 - NIS 2,990 thousands and NIS 1,390 thousands, respectively), net of tax effect of NIS 1,113 thousands (December 31, 2008 and 2007 - NIS 996 thousands and NIS 463 thousands, respectively).
	December 31
	2009	2008
	NIS in thousands
Weighted discount rate	5.2%	5.1%
Rate of increase in CPI	2.6%	1.6%
Expected return on plan assets*	5.4%	5.9%
Expected rate of retirement	**	**
Future salary increases	3-4%	3-4%
*	In respect of expected return at beginning of year.
**	The expected retirement rate is derived from the employee's number of years of service (between 5%-60%).

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy.

Assumptions regarding future mortality rates are set based on published statistics and experience in Israel.

Projected deposits with post-retirement defined benefit plan for the year ended December 31, 2010 amount to NIS 4,600.
Plan assets are composed of a wide variety of severance pay funds and managerial insurance policies. The composition of the assets is attributed to equity instruments and debt instruments.

54

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 – PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of the fixed assets, by main groups, and the changes therein in 2009, is as follows:

		Pumps, tanks,
		containers
	Land and	and other		Office
	buildings,	equipment,		furniture
	(see c.	(see d.		and
	below)	below)	Vehicles	equipment	Total
	NIS in thousands
Cost:
Balance at beginning of year	783,864	541,310	25,894	80,177	1,431,245
Changes during the year:
Additions during the year	30,732	27,831	1,916	9,795	70,274
Retirements during the year	5,151	2,051	1,337	936	9,475
Balance at end of year	809,445	567,090	26,473	89,036	1,492,044
Accumulated depreciation:
Balance at beginning of year	247,985	319,071	16,000	43,022	626,078
Changes during the year:
Additions during the year	38,667	27,807	2,781	7,354	76,609
Retirements during the year	1,217	797	1,011	278	3,303
Balance at end of year	285,435	346,081	17,770	50,098	699,384
Depreciated cost at end of year	524,010	221,009	8,703	38,938	792,660
Depreciated cost at beginning of year	535,879	222,239	9,894	37,155	805,167

55

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 – PROPERTY, PLANT AND EQUIPMENT (continued):

b.	Composition of the fixed assets, by main groups, and the changes therein in 2008, is as follows:

		Pumps,tanks,
		containers
	Land and	and other		Office
	buildings,	equipment,		furniture
	(see c.	(see d.		and
	below)	below)	Vehicles	equipment	Total
	NIS in thousands
Cost:
Balance at beginning of year	735,454	507,773	24,629	65,483	1,333,339
Changes during the year:
Additions during the year	49,181	35,354	3,595	14,759	102,889
Retirements during the year	771	1,817	2,330	65	4,983
Balance at end of year	783,864	541,310	25,894	80,177	1,431,245
Accumulated depreciation:
Balance at beginning of year	212,973	289,525	15,440	36,944	554,882
Changes during the year:
Additions during the year	35,068	29,843	2,512	6,099	73,522
Retirements during the year	56	297	1,952	21	2,326
Balance at end of year	247,985	319,071	16,000	43,022	626,078
Depreciated cost at end of year	535,879	222,239	9,894	37,155	805,167
Depreciated cost at beginning of year	522,481	218,248	9,189	28,539	778,457

c.	Land and buildings:

1)	The item represents mainly construction work and leasehold improvements in filling stations with which the company has long-term agreements.

2)	The group's rights in real-estate presented among fixed assets are ownership rights conferred to the company.
The company has ownership plots in the central area of Israel, approximating NIS 14,279 thousands, and joint ownership rights in the northern part of Israel approximating NIS 5,957 thousands
The group also has lease rights from the Israel Land Administration: leasing right in respect of a lot at the northern part of Israel, ending in 2011 with an option for renewal of the lease for further 49 years; perpetual lease agreements for period of 49 years ending between the years 2042-2053, in respect of lots on which filling stations have been erected, with an option to renew the lease for further 49 years.  Since the lease from the Israel Land Administration constitutes an operating lease, amounts, which were paid by the group in advance in respect of administration land lease agreements, are classified in the balance sheet among "prepaid expenses in respect of operating lease".  These amounts are amortized based on the straight line method over the term of the lease.

56

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 – PROPERTY, PLANT AND EQUIPMENT (continued):

Some of the real-estate assets have not yet been registered in the company's name and in the name of group entities with the Land Registry Bureau, since the rights in land in the area where these assets are located has not yet been settled.

3)
The item includes the labor costs of the employees of the company and a consolidated company, who are engaged in gas equipment installations and in planning, supervision and erection of filling stations.  As of December 31, 2009 and 2008, the amounts in respect of capitalization are NIS 43,100 and NIS 41,032 thousands, respectively (see note 20i).

4)
Financial expenses in respect of loans utilized to finance the erection of filling stations not yet put into operation, capitalized to the cost of these stations, amounted as of December 31, 2009and 2008 to NIS 33,501 thousands and NIS 31,851 thousands, respectively (see note 20k).

d.	Pumps, tanks, containers and other equipment

Most of these assets have been supplied on loan, as is the general practice in the industry, for no consideration, and generally without securities. The company received deposits from its customers in respect of the containers (see note 2i).

e.	As to pledges on assets - see note 17a.

57

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 14 - INTANGIBLE ASSETS:
a.	Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2009, are as follows:
	Cost				Accumulated amortization
		Additions
		during
		the year				Amortization		Amortized
	Balance at			Balance	Balance at	additions	Balance	balance
	Beginning			at end	beginning	during	at end	December 31
	of year	Purchases	Retirements	of year	of year	the year	of year	2009
	NIS in thousands				NIS in thousands			NIS in
								thousands
Agreements for supply of fuel and gas	10,520	44		10,564	8,669	291	8,960	1,604
Brand name	7,526			7,526	1,950	941	2,891	4,635
Goodwill	150,688			150,688				150,688
Evacuation costs	15,140		544	14,596	975	1,037	2,012	12,584
Software	4,344	3,748		8,092	2,773	1,128	3,901	4,191
	188,218	3,792	544	191,466	14,367	3,397	17,764	173,702

58

Annex C
DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14 - INTANGIBLE ASSETS (continued):

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2008, are as follows:
	Cost			Accumulated amortization
		Additions
		during
		the year			Amortization		Amortized
	Balance at		Balance	Balance at	additions	Balance	balance
	Beginning		at end	beginning	during	at end	December 31,
	of year	Purchases	of year	of year	the year	of year	2008
	NIS in thousands				NIS in thousands		NIS in
							thousands
Agreements for supply of fuel and gas	10,067	453	10,520	8,406	263	8,669	1,851
Brand name	7,526		7,526	942	1,008	1,950	5,576
Goodwill	150,688		150,688				150,688
Evacuation costs	8,135	7,005	15,140	175	800	975	14,165
Software	3,099	1,245	4,344	2,274	499	2,773	1,571
	179,515	8,703	188,218	11,797	2,570	14,367	173,851
The amortization of intangible assets in 2009 – NIS 3,397 thousands (2008 – NIS 2,570 thousands) – was charged to selling and marketing expenses.

59

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14 - INTANGIBLE ASSETS (continued):

b.	Goodwill impairment test

Set forth below are the condensed goodwill allocation data by the cash-generating units to which the goodwill is allocated:

December 31, 2009 and 2008
AM:PM operations	Dor Gas operations	Other operations	Total
NIS in thousands
143,847	5,592	1,249	150,688

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The calculations of the value in use of goodwill are determined based on the pre-tax projected cash flows based on financial estimates approved by management for period of 5-6 years.  (The projected cash flow for the operations of AM:PM is based on a 6-year period reflecting, according to company's estimates the period of time it will take the shops to fully utilize their potential). The projected cash flows are estimated in light of the expected growth rate provided below.  The growth rate does not exceed the average long-term growth rate of the industry in which the cash-generating units operate.

The main assumptions used in computation of the value in use of the operations of AM:PM and Dor Gas are as follows:

	2009		2008
	Operations of AM:PM	Operations of Dor Gas	Operations of AM:PM	Operations of Dor Gas
Long term growth rate*	0.5%	2%	0.5%	2%
Discount rate (before tax)	10.8%	8.8%	13.6%	14%

These assumptions were used to analyze every cash-generating unit.

The weighted average of the growth rate used in the computations is consistent with the projections included in reports published relating to the industry and based on past experience of the company as to growth rate in recent years.  The discount rates used are before tax and specific risks relating to the relevant cash-generating unit are taken into account.

*
The growth rate used in the computation of a cash-generating unit in respect of the operations of AM:PM as above pertains to the income turnover.  The growth rate used in computation of a cash generating unit for the operations of Dor-Gas as above is in respect of gross profit.

60

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – DEBENTURES AND CONVERTIBLE DEBENTURES:

		Weighted
		Average
		interest rates	Consolidated
		at December	December 31
		31, 2009	2009	2008
	Ref	%	NIS in thousands
a. Debentures issued by the
company and consolidated
companies:
Marketable debentures (Series B)*	c1	5	400,181	449,722
Marketable debentures (Series C)**	c3	3.94	81,000
Marketable debentures (Series D)**	c4	6.65	139,000
Debentures of Dorgas Batuchot
Ltd.*	c5	4.95	78,927	83,200
Debentures of Dor Debentures*	c6	6.45	74,785	74,657
Less – amount of discount (net
of accumulated amortization)			(19,934)	(22,142)
			753,959	585,437
Less – current maturities of
debentures			85,850	83,651
			668,109	501,786

	Weighted
	Average
	interest rates	Consolidated and the company
	at December	December 31
	31, 2009	2009	2008
	%	NIS in thousands
b. Convertible debentures issued by the company*:
Marketable debentures (Series A)
(see c2) below) – liability Component	5	185,202	267,597
Conversion component		6,911	89
Less – amount of discount (net
of accumulated amortization)		(7,631)	(16,507)
		184,482	251,179
Less – current maturities of
debentures		92,601	89,199
		91,881	161,980

*	Debentures that are linked to the CPI (principal and interest).
**	Unlinked debentures.

61

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

c.	The terms of the debentures, convertible debentures and redeemable warrants:

1)	NIS 200 million of series B registered debentures at the par value of NIS 1 each, which were issued as part of a prospectus dated May 29, 2005 in the Tel-Aviv Stock Exchange.
The debentures (Series B) bear interest at an annual rate of 5%; interest is paid every six months on May 31st and November 30th starting in November 2005 through May 2015 (linked – principal and interest – to the CPI).

In 2006 the company completed further issuances of NIS 385 million par value of debentures (Series B) as follows:

The difference between the proceeds allocated in the issuance to the liability component, net of issuance costs, and the par value issued, reflecting discount is amortized over the term of the debentures using the effective interest method.  The debentures' issuance expenses amounted to NIS 8,034 thousands.  The rate of effective interest on the debentures amounts to an annual rate of 8.78% (taking into account the deduction of the issuance expenses as above).

The principal of the debentures (including linkage and before the deduction of discount and issuance expenses) is payable in the following years subsequent to statements of financial position dates:
	December 31
	2009	2008
	NIS in thousands
First year	66,697	64,246
Second year	66,697	64,246
Third year	66,697	64,246
Fourth year	66,697	64,246
Fifth year	66,697	64,246
Sixth year and thereafter	66,696	128,492
	400,181	449,722

As of December 31, 2009, the price of the Series B debentures at the stock exchange was NIS 1.19 for NIS 1 par value.

2)
325 million Series A registered debentures at the par value of NIS 1 each, which were issued as part of a prospectus dated May 29, 2005 in the Tel-Aviv Stock Exchange. The debentures (Series A) bear annual interest of 5% and are linked (principal and interest to the CPI). The Series A debentures can be converted on every trading date, starting from the date they were enlisted in the stock exchange and until May 15th 2011, excluding the periods from the 16th to the 31st of May in each of the years 2008 through 2010, into ordinary registered company shares of NIS 1 par value each, at a conversion rate of NIS 90 par value of debentures for 1 ordinary share of NIS par value through May 31, 2008, and after that date and until the last conversion date based on conversion rate of NIS 100 par value of debentures for 1 ordinary share of NIS 1 par value. The conversion rate is subject to adjustments in case of distribution of bonus shares and dividends as well as for cases of issuance of rights.

The conversion rate as of December 31, 2009 is NIS 84.38.

As to accounting treatment applied to convertible debentures – see note 2s.

62

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

The difference between the proceeds allocated in the issuance to the liability component, net of issuance costs, and the par value issued, reflecting discount is amortized over the term of the debentures using the effective interest method.  The debentures' issuance expenses amounted to NIS 12,659 thousands.  The rate of effective interest on the debentures amounts to an annual rate of 10.13%.

As of December 31, 2009 and 2008, the fair value of the conversion component in the debentures convertible into shares amounts to NIS 6,911 thousands and NIS 89 thousands, respectively.  The fair value is computed using the binomial model and based on the following parameters:

	December 31
	2009	2008
Discount rate	2.43%	12%
Price per share	77.3	15.1
Volatility of price of share	36.65%	36.83%

The principal of the Series A debentures (including linkage and before the deduction of discount) is payable in the following years subsequent to statements of financial position dates:

	December 31
	2009	2008
	NIS in thousands
First year	92,601	89,199
Second year	92,601	89,199
Third year		89,199
	185,202	267,597
As of December 31, 2009, the price of the Series A debentures at the stock exchange was NIS 1.176 per NIS 1 par value.

3)
On September 9, 2009, the company completed the issuance of 81 million units of Series C registered debentures at par value of NIS 1 each, based on a shelf prospectus of the company of August 20, 2009, in the Tel-Aviv Stock Exchange. The Series C debentures bear annual interest at a rate equal to the rate of interest payable on "Mimshal 817" government debentures, with the addition of a fixed margin of 2.25%.  The interest is payable on a quarterly basis on March 1, June 1, September 1 and December 1, commencing December 2009 through December 2017.

63

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

The principal of debentures (before deducting issuance expenses) payable in the following years subsequent to statements of financial position dates:
December 31
2009
NIS in thousands
Fourth year	16,200
Fifth year	16,200
Sixth year and thereafter	48,600
81,000

As of December 31, 2009, the price of the Series C debentures at the stock exchange was NIS 1.05 per NIS 1 par value.

4)
On September 9, 2009, the company completed the issuance of 139,000 thousands units of Series D registered debentures at the total par value of NIS 139,000 thousands, based on a shelf prospectus of the company of August 20, 2009, in the Tel-Aviv Stock Exchange.

The Series D debentures are unlinked and bear annual fixed interest at a rate of 6.65%. The interest is payable on a quarterly basis on March 1, June 1, September 1 and December 1, commencing December 2009 through December 2016.

The principal of debentures (before deducting issuance expenses) payable in the following years subsequent to statements of financial position dates:

December 31
2009
NIS in thousands
Fourth year	34,750
Fifth year	34,750
Sixth year and thereafter	69,500
139,000
As of December 31, 2009, the price of the Series D debentures at the stock exchange was NIS 1.02 per NIS 1 par value.

The consideration received in respect of issuance of Series C and D amounts to NIS 217,044 thousands (net of issuance expenses of NIS 2,956 thousands).

The Debentures of Series A, B, C and D are not secured by any collateral. The company reserved the right to place charges on its assets, in whole or in part, with no limitation and at any rank without having to ask for permission of the trustee or of the holders of the debentures.

64

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

5)	Debentures of Dorgas Batuchot Ltd.

In May 2005, Dor Alon Gas Technologies Ltd. completed a reorganization process; this process included the concentration of all LPG (gas for domestic use) marketing operations targeted at domestic users and small businesses (hereafter – domestic and commercial) in a fully owned subsidiary – The New Dorgas Ltd. (hereafter –The New Dorgas).  The assets transferred to The New Dorgas included agreements for the supply of LPG to domestic and commercial customers, agreements with suppliers of LPG as well as the infrastructure equipment and the inventory used in the transferred LPG marketing operations.

Subsequent to the completion of the said process, Dorgas Batuchot Ltd. (a designated company fully owned by The New Dorgas, (hereafter - Dorgas Batuchot) issued debentures in the total amount of NIS 96 million, net of issuance expenses.
The debentures are to be repaid from cash flows provided by the marketing of LPG (domestic and commercial).  The issuance was made by way of private offering of debentures to institutional investors.  Dorgas Batuchot has utilized the consideration of the issuance as above to extend a loan to The New Dorgas as against charges that were placed on all of The New Dorgas’ assets, except for goodwill.  In addition, in order to secure the repayment of the debt, the share capital of The New Dorgas and Dorgas Batuchot were pledged in favor of a trustee.

As to financial covenants that The New Dorgas and Dorgas Batuchot have undertaken to meet, see note 17e1).

The debentures are payable in the following years subsequent to statement of financial positions dates:

	December 31
	2009	2008
	NIS in thousands
First year	7,446	7,172
Second year	7,446	7,172
Third year	7,446	7,172
Fourth year	7,446	7,172
Fifth year	7,446	7,172
Sixth year and thereafter	41,697	47,340
	78,927	83,200

6)	Debentures of Dor Energy Issuance of Debentures 1 Ltd.

In 2004, Dor Energy Holdings (2004) Ltd. (a designated company fully owned by the company, hereafter – Dor Holdings) was transferred the holdings of Alon in the shares of 16 companies under joint control with third parties and one partnership (hereafter – the joint companies), which hold and operate public fueling stations.  In addition, a designated company fully owned by Dor Holdings – Dor Energy Issuance of Debenture 1 Ltd. (hereafter – Dor Debentures) was transferred the rights arising from operation agreements of additional three public fueling stations. On October 19, 2004, a securitization agreement was signed, in the framework of which Dor Debentures issued debentures to the institutional market in exchange for a consideration of NIS 75 million. As of December 31, 2009, the debentures are rated at A-.

65

Annex C

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Dor Debenturs has pledged all its assets and rights in operating agreements, sharehodlers' loans and receipt from the joint companies in favor of the owners of debentures.

Dor Holdings pledged the shares of the joint companies.

The debentures are repayable in the forthcoming years subsequent to balance sheet dates:
	December 31
	2009	2008
	NIS in thousands
First year	11,707	12,233
Second year	1,840	1,664
Third year	1,958	1,772
Fourth year	2,084	1,886
Fifth year	2,218	2,007
Sixth year and thereafter	54,978	55,095
	74,785	74,657
The said debentures are secured.  As part of the issuance of debentures Dor Debenture and the proportionately consolidated company have undertaken to meet certain financial covenants – see note 17e1) and 2).

d.	The carrying amounts and fair value of the debentures and convertible debentures is as follows:
	Carrying amount		Fair value
	December 31		December 31
	2009	2008	2009	2008
	NIS in thousands		NIS in thousands

Marketable debentures	602,104	429,697	644,626	366,108
Marketable debentures convertible
into shares	184,482	251,179	191,103	243,022
Non-marketable debentures	151,855	155,740	161,904	114,933
	938,441	836,616	997,633	724,063

As to marketable debentures – the fair value is determined based on the quoted price of the debentures as of December 31, 2009 and 2008.  The return upon redemption embodied in the fair value of the marketable debentures and convertible marketable debentures is 1.94%-3.51% as of December 31, 2009 and amounts to 13% as of December 31, 2008.

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NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

As to non-marketable debentures, the fair values are based on discounted cash flows in accordance with interest of 2.3%-5.8% (2008 -12.5%-15.2%).
The interest rates are based on risk-free interests (based on interest of government bonds) with maturities dates that correspond the maturity dates of the bonds with the addition of risk premium (based on the repayment dates of each loan).

NOTE 16 – BORROWINGS AND LONG-TERM BANK LOANS:

a.	Classified by currency, linkage terms and interest rates, the amount of the borrowings and loans (before deduction of current maturities) is as follows:

	Weighted interest
	rate at
	December 31,	December 31
	2009	2009	2008
	%	NIS in thousands
Bank loans:
Current liabilities:
Overdrafts in banks – unlinked	4	2,247	11,069
Short-term loans from banks – secured - unlinked	2.85	297,268	280,151
Current maturities of long-term loans		92,354	89,926
		391,869	381,146
Long-term liabilities – secured:
Linked to the CPI	5	328,280	400,342
Unlinked*	3.26	123,091	12,499
		451,371	412,841
Less – current maturities		92,354	89,926
		359,017	322,915
Total borrowings and loans		750,886	704,061

*	The amounts of the long-term borrowings extended to the group are exposed to changes in the interest rates in accordance with the borrowings' contracts.

The interest changes in accordance with the changes in the Prime interest with the addition of a fixed margin. The rate of Prime interest as of December 31, 2009 is 2.5%.

b.	The carrying amounts and fair value of the long-term loans receivable is as follows:

Carrying amount		Fair value
December 31		December 31
2009	2008	2009	2008
NIS in thousands		NIS in thousands

451,371	412,841	449,976	352,099

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NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 16 – BORROWINGS AND LONG-TERM BANK LOANS (continued):

The fair value of the current liabilities approximates or equals their carrying amount since the effect of the discounting is immaterial.

The computations of the fair value are based on discounted cash flows is based on discount rate of app. 3.2% (2008 - app. 12%).

The loans (net of current maturities) are repayable in the forthcoming years subsequent to statement of financial position dates:
	December 31
	2009	2008
	NIS in thousands
Second year	108,856	62,563
Third year	94,866	78,369
Fourth year	38,402	64,748
Fifth year	32,122	20,161
Sixth year and thereafter	84,771	97,074
	359,017	322,915

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES:

a.	Liens:
In order to secure the liabilities of the company and subsidiaries to banks, the balance of which as of December 31, 2009, amounted to NIS 751 million (December 31, 2008 - NIS 704 million), the company and subsidiaries placed floating charges on all their assets, share capital and goodwill (excluding goodwill related to the LPG domestic sales).  Some of the said charges are in accordance with a development contract with the Israel Land Administration.  The liens are unlimited as to amount. Also, liens were placed on ownership rights in land and rights to receive funds and notes, insurance rights, etc, in connection with this land.  To secure the liabilities of other subsidiaries to commercial banks a fixed and a current charge have been placed on the current assets, fixed assets, goodwill, insurance rights, proceeds from credit companies and share capital.
In addition, the company recorded a first priority pledge on shares of 14 proportionately consolidated entities it holds and on all the rights accompanying the pledge of such shares, a first priority pledge on rights pledged in favor of the company in connection with commercial centers and fuel services including the insurance rights, as well as its rights to receive funds from various debtors and shareholders of proportionately consolidated entities.
As to securities provided to secure the debentures issued by Dorgas Batuchot – see note 15c5)).

b.	Guarantees:

The company provided guarantees in the total amount of NIS 8,536 thousands in connection with tenders in which it participates as a bidder and in connection with legal proceedings to which it is a party.

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c.	Commitments:

1)	Agreement with the Palestinian Authority for supply of fuel products –

In August 1994, the company entered into an agreement with the Palestinian Authority for supply of all types of refined fuel products (including the marketing of LPG for a subsidiary) for purposes of use in the areas that are and will be under the jurisdiction of the Palestinian Authority during the period of the agreement (hereinafter – “the Palestinian Territories”). Under the aforesaid agreement, the company was granted the exclusive right to supply refined fuel products in Israel to the Palestinian Territories in such a manner that the company is the sole party that is permitted to supply refined oil products to the Palestinian Territories.  In December 2006 the company and the Palestinian Authority reached an agreement as to the renewal of the abovementioned agreement, subject to several changes.  Under the renewed agreement, commencing 2007 the company shall supply distillates and LPG only to the Gaza Strip territories (instead of the entire territories of the Palestinian Authority).  In 2009, 9% of the group’s sales are designated to the Palestinian Authority (2008 – 12%).  The company has also entered into an agreement with a third party (hereafter – the partner), who is entitled to part of the profits arising from sales to the Palestinian Authority, calculated based on an economic computation, in accordance with an agreement signed therewith and the conditions stated therein.  The partner’s share as above is carried on a current basis to the selling expenses in the company’s financial statements.

2)
On December 26, 2006, all suspending conditions included in an agreement among the Blue Square and the company on the one hand and Credit Cards for Israel Ltd (“C.A.L”) and a subsidiary of CAL – Diners Club Israel Ltd. (“Diners Israel”) on the other hand, were met.  Under the agreement, Blue Square and the company will purchase from CAL 49% of the issued share capital of Diners Israel, for a total consideration of NIS 21.3 million (the “consideration”). 36.75% of the purchased shares will be allocated to the Blue Square and 12.25% to the company.  The consideration will be funded through a loan to be extended by CAL to the Blue Square and the company.  The term of the loan is 8 years; the loan is linked to the CPI and bears interest of 6%; the loan shall be repaid in one installment at the end of the period and it is secured by Diners Israel’s shares (non-recourse loans)s.  Both parties can terminate the agreement in case that at the end of a period of 4 years and/or 6 years, the number of active credit cards would not exceed a quantity that was agreed by the parties.

The company also entered into two additional agreements, as follows:

(a)
An agreement between Blue Square and the company, establishing a joint customer club under the name “You” (hereafter – the joint loyalty plan) to be formed as a partnership to be held by Blue Square (75%) and the company (25%) (hereafter – the customer club).

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NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

(b)
An agreement between Blue Square and the company, on one hand, and Diners Israel, on the other hand, pursuant to which the Customer Club members would be offered a credit card issued by Diners Israel, and Diners Israel will provide services to the Customer Club and its members. In addition, the agreement contains various ancillary arrangements.

The agreements stipulate, inter alia, the division of the costs between the partnership and Diners Israel in connection with costs related to recruitment of customers to the joint loyalty plan and mailing and advertising costs, including the percentage of Diners’ participation in the advertising budget of the joint loyalty plan; also the agreements set remittance commissions.
Under the agreements, the company and Blue Square are entitled to receive profits from the activities of the joint loyalty plan based on the percentage of their holdings in Diners Israel’s shares.  Company’s and Blue Square’s entitlement to participate in distribution of profits of Diners Israel arising from other activities of Diners Israel is conditional upon its meeting milestones set in the agreement for definite periods.  As of the date of the financial statements, entitlement as above has not yet achieved; therefore, the company did not present its share in the investment in Diners Israel and accordingly, did not present the liability in respect of its share in the said loan.  The company and Blue Square would be entitled, subject to certain conditions to acquire the right to participate in the overall profits of Diners Israel, during a definitive period as against a one-off payment.

The company measures the fair value of the said option at each statement of financial position date, see note 11.

3)
In July 2002, the company transferred its offices to a new site in a building place close to Kibbutz Yakum.  The lease agreement was signed for a period through July 2010 and the annual rental is NIS 1,992 thousands, linked to the CPI.

4)	Operating lease agreements

The company has commitments to pay lease fees and rent which are to be paid, partly as a fixed periodic amount, partly in advance and, mainly, as a percentage of the station operator’s commission. There may also be a combination of the higher of the fixed periodic amount or percentage of the operator’s commission.
As to the convenience stores chain operated in the Tel-Aviv area, the group has an option to extend the lease periods for several additional periods of 1 to 5 years.
Some of the lease fees are linked to the CPI while others are linked to the dollar/NIS exchange rate. As to embedded derivatives in the said lease agreements, see note 11.

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NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

The minimum payments under the lease contracts of the company and the group entities, as of December 31, 2009, calculated as a fixed periodic amount in respect of lease periods that have already commenced, are as follows:

NIS in thousands
2010	88,532
2011	89,229
2012	86,369
2013	80,952
2014	77,452
2015 and thereafter	416,486

5)
The company has agreements with owners of land for the erection and operation of 21 filling stations and three agreements for the erection of commercial centers.  The company has undertaken to pay the parent company a NIS amount that is equal to U.S. $ 250 thousands in respect of each agreement for the erection of a filling station that would be consummated.  An agreement for the erection of a filling station or commercial center is considered as consummated when the station or the commercial center provides services to the public.  As of December 31, 2009, two commercial centers and one filling station were been operated.

6)
A subsidiary signed a purchasing services agreement with Blue Square pursuant to which purchases of products for the convenience stores will be executed by Blue Square, either directly from suppliers or from Blue Square’s distribution center. In consideration, the subsidiary will pay “cost+2%” for items supplied directly and “cost+2.75%” for items supplied from Blue Square’s distribution center.  The agreement includes a compensation mechanism designed to compensate Blue Square for a case where Blue Square’s revenues net of its additional expenses it would incur as a result of consummation of the agreement, are less than NIS 1 million.

In addition, arrangements were determined in connection with computerization and computer-related expenses. The agreement is effective for a 5-year period and it will be renewed automatically every year unless one of parties gives notice of its wish to end the agreement.

7)	Commitments in the field of gas explorations

(a)
As of the end of February 2010, the partners in the leases "Tamar" I/12 and "Dalit" I/13 (hereafter – "the Tamar and Dalit leases") have given their permission to Noble to enter into engagements for the acquisition of equipment and services that may be required for the purpose of developing the natural gas fields "Tamar" and "Dalit" at the total amount of $ 457 million; (the partnership's part in the said amount is $ 18 million).  The said commitments are mainly in respect of equipment and services to be supplied during 2010 and 2011.

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NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

(b)
Under the Petroleum Law, the owner of a lease, as defined in the law, would pay the government royalties at a rate of 1/8 of the quantities of oil or gas produced from the lease utilized, excluding the quantity used by the owner of the lease during operation of the lease. But in no case will the amount of royalties be lower than a minimal amount of royalties set in the Law.

(c)
Dor Gas Exploration Limited Partnership (hereafter- the partnership) has a commitment to pay royalties to third parties out of its share in the oil or gas to be produced, if any, from the "Tamar" and "Dalit" leases.  Based on a legal opinion it received, company's management believes that the rate of the said royalties would not exceed 11.5% out of 0.8% of total gross revenues from the licenses as above.  To the best of the company's knowledge, the opinion of the third parties as to the rate of royalties payable is different.

(d)
The oil and gas rights in which the company has a share have been granted for a limited period of time and subject to certain conditions.  Extending the period for which a petroleum and gas asset was granted is at the discretion of the authorities in accordance with the Petroleum Law and the authorities are entitled to renew the right for the asset only in part or to place further conditions.  In case of failure to meet the conditions, a right in such asset may be cancelled or restricted.  The right to utilize petroleum assets in accordance with the lease and licensees is conditional, inter alia, upon the group's capability and willingness to finance its share in the various activities as well as on the availability of suitable equipment and personnel.  Where such equipment or personnel are not available, the costs of meeting the conditions might rise; or there might even be a failure to meet the conditions of the lease or the license which may lead to cancellation of the leases or licenses or to reduce the periods by which the term of the leases or licenses were extended. Also, under the Petroleum Law, in case that no commercial quantities of gas/oil were extracted from the area of any lease within the first 3 years from the date the lease was granted, the Minister in charge may post the owner of the lease an announcement requiring the production of commercial quantities of oil/gas within a period set by the Minister in his/her announcement provided that such period is not shorter than 60 days. In case such production does not take place – the lease expires.

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NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

(e)
In December 2009, the partners of the "Tamar" and "Dalit" leases and Dalia Power Energies Ltd. (hereafter – "Dalia") signed a letter of intend whereunder Dalia would acquire from the "Tamar" project natural gas for the purpose of operating a power plant Dalia intends to erect (hereafter – "the power plant").  Under the letter of intent Dalia is expected to acquire at least 200 BCF (app. 5.6 BCM) of natural gas over a period of 17 years commencing the date of activation of the power plant (expected at the second half of 2013).  Under the letter of intent, the quantity of gas Dalia is allowed to acquire and which will be determined in practice in accordance with the hours during which the power plant would be activated, the scope of gas consumption of the power plant and the final size of the power plant, might be immaterially smaller or alternatively significantly larger (up to 3.5 times the quantity specified above.  The revenues from the sale of the gas at a scope of app. 200 BCF are estimated by the partners in the project at $ 1 billion (or more) (in respect of 100% of the rights in the "Tamar" project).  It should be clarified that the actual revenues would be derived from several factors, including those specified above, the prices of fuels and energy, etc.  The said letter of intents is unbinding and the parties intend to hold negotiations in order to sign a binding supply contract.  Also, the agreement would be subject to erection and activation of the power plant by Dalia; such erection and activation are dependant on a number of factors, including receipt of statutory certificates, attaining the required funding, engagements with suppliers of equipment and erection services, etc.

(f)
In December 2009, the partners of the "Tamar" and "Dalit" leases and the Israel Electric Corporation ("IEC") signed a letter of intent whereunder the parties would hold negotiations for the sale of natural gas from the "Tamar" project to the IEC at a quantity that would not be lower than 2.7 BCM per year and which may be significantly larger for a period of 15 years.  The scope of annual revenues from sale of gas to the IEC as above is estimated to be amount to $ 400 million - $ 750 million (in respect of 100% of the rights in the "Tamar" project).  It should be clarified that the actual revenues would be derived, inter alia, from the world fuels market at the time of actual supply by the IEC.  The operator of the project – Noble – estimates the scope of revenues from sale of all the quantity of gas to the IEC as per the letter of intent at $ 9.5 billion (in respect of 100% of the rights in the "Tamar" project).  This estimate is based on Noble estimates as to the quantities and prices of gas to be sold throughout the period of the contract, computed mainly based on estimates as to the expected fuel prices during the period of the contract. As far as the company's is aware, under an additional letter of intent singed between the IEC and the partners in the Tethys Sea project, the IEC would negotiate the acquisition of a strategic inventory of natural gas and of gas insertion, storage and extraction services in respect of the gas to be acquired as above into the Mary reservoir.  Also, a third letter of intent was signed between the partners in the Tethys Sea project and the partners in the "Tamar" project, whereunder, the strategic inventory mentioned above would be supplied by the "Tamar" project subject to the agreements between the partners in the two projects.  The abovementioned letters of intent are unbinding.

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NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

(g)
During February 2010 the partners of the "Tamar" and "Dalit" leases signed a letter of intents with the Darom Ltd. power plant and DSI Silica Industries Ltd. (hereafter jointly – "the buyers"); under the letter of intent, the buyers would acquire from the "Tamar" project" natural gas for the purposes of operating the power plant, which the buyers intend to erect (hereafter – "the power plant") as well as for the purpose of the buyers' plant located in the south of Israel.  Under the letter of intent, the buyers are expected to acquire natural gas at the total minimal quantity of app. 100 BCF (app. 2.8 BCM), over a period of 17 years. The parties also agreed in the letter of intent on conditions for the acquisition of further quantities of gas by the buyers for additional potential projects of the buyers (hereafter – "the additional projects").  Under the letter of intent, the quantity of gas, which the buyers are allowed to acquire and which would be determined in practice, inter alia, in accordance with the scope of the additional projects that would be erected in practice, the hour during which the power plant would be active, the scope of gas consumption in the power plant and in the additional projects – might be significantly larger (up to two times the quantity specified above).

The revenues from sale of gas in the total quantity of app. 100 BCP as above are currently estimated by the partners in the "Tamar" project at $ 0.5 billion (in respect of 100% of the rights in the "Tamar" project.  Actual quantities would be derived from a variety of factors, including those mentioned above, the price of energy, etc. the letter of intent is unbinding and the parties intend to negotiate exclusively in order to sign a binding supply contract in the next few months.

(h)
Some of the sea drilling in which the group may be a partner are subject to conditions and restrictions set and that would be set by the defense forces.  These conditions and restrictions might cause changes and deferrals in the time tables and thereby increase the expected costs and cause non-compliance with the conditions attached to the lease.

d.	Contingent liabilities
Legal proceedings

1)	Legal proceedings in the commercial and fueling fields of operations:
(1)	Class actions

(a)
In March 2006, a lawsuit (estimated at NIS 21.7 million) and an application to the Court for certification of the suit as a class action was filed against fuel companies (including the parent company and the company) for alleged breach of the Commodities and Service Order (Maximal Prices in Filling Stations), which stipulate not to collect full service fee from vehicles having a licensed invalid tag, in filling stations that have self service pumps.  On July 23, 2006 the company filed its response to the said petition.  In its response the company claimed that the petition should be

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NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

dismissed for several reasons relating to the interpretation of the order and  the requirements stipulated by the law for certification of law suits as class  actions.

On November 5, 2006 the plaintiff filed his reply to the company's response to the application for approval of the claim as a class action; as part of his response the plaintiff included factual and legal claims that were not included in the application itself.  In response to the said reply of the plaintiff, the company filed an application for removal of the plaintiff's response from the records as a result of extreme deviation from accepted lawful practices.  The parties filed the Court a compromise agreement between the plaintiff and the fuel companies, the main goal of which is to create a mechanism to assist the activation of the Service Orders; the agreement does not include an admission of the fuel companies of the plaintiff's claims; the agreement would involve a cost in an immaterial amount.  The compromise agreement has not yet been approved.

In light of the above, the company has included in its accounts a provision for the said claim.

(b)
A class action was lodged against a subsidiary and other fuel companies in January 2008. The total amount of the claim is NIS 132 thousands (the subsidiary's share in this amount is NIS 8.8 million).  The claimant asserts that the defendants charged each customer NIS 2 for fueling on Saturdays and on holidays.

Based on the opinion of its legal advisors, the subsidiary's management believes that the chances that the claimant would prevail in the claim are lower than 50% and therefore did not include a provision in its accounts for this matter.

(c)
On October 26, 2009, the company received a statement of claim and an application for approval of the claim as a class action; the claim was lodged against the company and other fuel companies: Paz Oil Company Ltd., Delek The Israel Fuel Corp. Ltd. and Sonol Israel Ltd. the claimant claims payment of damages of NIS 124 million; (the company's share in the said amount as per the statement of claim is NIS 21.9 million.

According to the claimant, the defendants overcharged him for fuel by activating meters before fuel has been actually pumped into the vehicle.  The overcharge has allegedly amounted at times to several Agorot and at time several NIS.

The company has not yet filed a statement of defense.  In the opinion of the company, the chances that the claim would be rejected exceed 50%; therefore, the company did not make any provision for this claim in its financial statements.

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(d)
A class action lawsuit was lodged against fuel companies (including the company and a subsidiary) for misleading customers by overcharging them for the purchase of 96 octane fuel compared with 95 octane fuel.  The company submitted a statement of defense and claimed that 96 and 95 octane fuels are not similar and that the government initiated procedures of reducing the use of 69 octane fuel due to its effect on the environment.

On March 7, 2010, the claimant has removed its claim.

(e)
In October 2009, the company and a subsidiary received a statement of claim and an application for approval of the claim as a class action in the total amount of NIS 800 thousands. According to the claimant, the company charged him service fees in a fuel station located in Jerusalem even though that during the evening this stations operates as a self service station.  According to company's management, and based on the opinion of its legal advisors, the chances that the claimants would prevail in the claim are lower than 50%; therefore, the company did not include in its accounts a provision for this claim.

(2)	Administrative procedures

An administrative petition has been filed against the Tel-Aviv Municipality (and against a subsidiary and others being nominal parties).  The purpose of this petition is to oblige the Tel-Aviv municipality to enforce the by-laws on the business of the subsidiary operating during night, on Saturdays and holidays in Tel-Aviv.  The subsidiary filed a response in which it presented its preliminary claims asserting that the petition should be rejected immediately.  At this stage, the subsidiary is only a nominal party.  In the opinion of company's management, based on the opinion of its legal advisers, the chances that the claimants would prevail in the petition are lower than 50%.

(3)	Other monetary claims

(a)
In December 2001, an arbitration claim was filed against a subsidiary in the amount of U.S. $ 1.8 million, in connection with a number of causes of action, including, among others, a claim for appropriate rents with respect to construction and operation of a filling station on an larger area than was agreed upon. The plaintiff has also filed an arbitration claim in respect of an additional amount of NIS 1.3 million, he demands to be paid for linkage differences for the period during which the filling station operates.  In the opinion of the company’s legal advisors, the chances that the principal component of the claim shall be allowed by the arbitrator are remote.  Therefore, the company provided in its accounts for this claim.

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(b)
In August 2004, an owner of a filling station requested the Court to appoint an arbitrator, who will reach a resolution as to his claims concerning the appropriate price of fuel products, supplied to him by the company, in light of the reform in the Fuel Economy.  In March 2006, the Court dismissed the request.  On November 30, 2006 the plaintiff appealed the said resolution; in November 2007, further to the Court's recommendation to do so, the appeal has been cancelled. In January 2008 the owner of the filling station filed a new claim for damages, claiming NIS 10 million from the company.  The company filed a statement of defense and a counter claim, but not hearing have taken place yet in respect of the claim.

The company has not included in its books of accounts a provision in connection with the above since in the opinion of the legal advisors of the company, the chances that the claimants would prevail are lower than 50%.

(c)
In March 2004, the Fuel Administration of the State of Israel lodged a claim against a subsidiary and against others, alleging for lack of money due to payment of funds by the claimant for crude oil inventory held by the defendants and which was found to be unusable.  The company has not yet filed a statement of defense and it intends to submit a third party notice against other entities.  The amount attributed to the subsidiary is NIS 2.1 million, as well as NIS 4.3 million jointly and severally with the other defendants.  The company’s management estimates, based on the opinion of its legal advisors that the chances that the claim would be allowed are lower than 50%; therefore, the company did not include in its accounts a provision for this claim.

(d)
In 2007 a claim for damages in the total amount of NIS 23.5 million has been lodged against the company and others for reducing the emergency inventory; (the company's share in the claim is NIS 680 thousands).  The company has filed a statement of defense and a counterclaim in the total amount of NIS 2.5 million.  The claim is still in its preliminary stages. In the opinion of the company's management, the chances that the claimants would prevail are lower than 50%; therefore no provision has been included in company's accounts for this matter.

(e)
In 2004, Solel Boneh lodged a claim against the company and other fuel companies in the Tel-Aviv District Court alleging that it was unlawfully charged for additional $ 20 for every ton of Bitumen (Asphalt) it acquired from the defendants.  The additional charge arises from manufacture expenses the Oil Refineries Ltd. had as a result of modifications made to the Israeli Standard regarding Bitumen to the effect that it was required to insert to the Bitumen a material named PPA.  The amount of the claim attributed to the company is NIS 4.9 million.  The company filed a statement of defense and a third party notice to the Oil Refineries Ltd. The claim against the company was rejected and the Court ruled that the claimants are to refund legal expenses to the company.  The claimant appealed against the ruling.

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In 2005, another claim was lodged against the company by the Kfar Giladi Quarry in respect of the said matter.  The amount claimed is NIS 538 thousands.  The company filed a statement of defense in which it made claims similar to those it made in the Solel Boneh case.  The hearings relating to this claim were postponed until a ruling is issued in the Solel Boneh case.  As mentioned above, a ruling in this case has been issued and the Court rejected the claim of Solel Boneh.  Based on the opinion of its legal advisors, company’s management believes that this claim would also be rejected; accordingly, the company did not include in its accounts a provision for this claim.

(f)
In July 2009 an owner of a fuel station lodged a claim for damages against the company for alleged breach of lease agreement; the amount claim is NIS 4 million. The company filed a statement of defense claiming that for some of the causes of the claim the period of limitation has elapsed.  The claim is in its preliminary stages. Based on the opinion of its legal advisors, company's management is of the opinion that the chances that the claimant will prevail in the claim are lower than 50%; therefore, the company did not include in its accounts a provision for this claim.

(g)
In July 2009, an owner of a fuel stations lodged a claim against the company in the total amount of NIS 5 million claiming that the Company has not paid fully the amount due to the claimant for rent.  The parties are currently negotiating the matter in order to reach a compromise. Based on the opinion of its legal advisors, company's management is of the opinion that the chances that the claimant will prevail in the claim are lower than 50%; therefore, the company did not include in its accounts a provision for this claim.

(h)
In the ordinary course of the company and subsidiaries' business of construction and operation of filling stations, 6 additional claims were filed, in the aggregate amount NIS 5.7 million. The hearings on some of the claims (in the total amount of NIS 4.2 million) are in the initial stages and regarding the other claims, the company’s management believes, based on the opinion of its legal advisors that it has good defenses and therefore, the amounts that the company might be required to pay in respect of those legal procedures (if any) would not have a material effect on its results. The company has provided in its accounts for the said liabilities based on its estimates. Also, certain claims have been lodged against subsidiaries concerning employee-employer relations. The amounts of those claims are immaterial for those subsidiaries. The company has provided in its accounts for the said liabilities based on its estimates.

(i)
The company has lodged a claim at the amount of NIS 2.5 million for unpaid debt.  The defendant lodged a counterclaim in the total amount of NIS 7.5 million.  The procedure is in its preliminary stages and the parties are negotiating a compromise.  In any case, the company’s management estimates, based on the opinion of its legal advisors that the chances that the claim would be allowed are lower than 50%; therefore, the company did not include in its accounts a provision for this claim.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

(4) Other procedures

(a)
Several bills of indictment and verdicts are pending against the company and subsidiaries, for operating of filling stations or convenience stores without a business license and non-compliance with permits.  In addition closing orders have been issued regarding 5 public filling stations and 4 convenience stores that operated without their having a business license.  The closing orders are pending and the company makes efforts to get the required business licenses.  8 bills of indictment have been filed against a subsidiary for operating convenience stores without having a business license.  In company's opinion a closure of one or more than one of the filling stations and/or convenience stores that were issued closing orders would not have a material effect of company's results of operations.

(b)
An indictment was lodged against a subsidiary and a manger thereof for employing employees in rest days against the Hours of Work and Rest Law.  In the opinion of company's management, should the court rules in favor of the claimant, the fine would be immaterial.  The company provided for this liability in accordance with its estimate.

2)	Legal procedures in the direct marketing segment:

(1)	Class actions
(a)
On December 3, 2003, a claim was filed in the amount of NIS 450 against the gas companies (including a consolidated corporation) alleging that the defendants were parties to a cartel, which they entered into beginning in 1994 (and even prior thereto) and up to 2003, in the course of which the Restrictive Practices Authority gave notice of a recommendation to file charges against the gas companies and their managers in connection with the existence of a cartel, as stated (see n1) below).  The plaintiff contends that by means of the alleged cartel, the gas companies collected unfair and unreasonable prices. A request for certification of the claim as a class action pursuant to the Restrictive Practices Law, the Consumer Protection Law and Rule 29 of the Rules of Civil Procedure (1984), was filed together with the claim. The amount of the class action was set by the requesting party at an amount of at least NIS 1 billion, along with punitive damages. The consolidated corporation has submitted its response to the request for certification of the claim as a class action. In December 2009, the parties reached a compromise agreement that was submitted to Court's approval. In January 2010, the Court rejected the application for approval of the compromise agreement and therefore the legal procedures continue.  In any case, in the opinion of the company's management, the chances that the claim would be allowed by the Court are lower than 50%; therefore no provision has been included in company's accounts for this matter.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

(b)
A class action was lodged on March 22, 2009 against a subsidiary and other gas companies; the amount claims is NIS 821 million; (the subsidiary's share in the said amount is NIS 32 million).  In the statement of claim it is asserted that when the defendants replace a gas container to the consumer, the container still contains a certain volume of gas, which is later used by the defendants.  According to the claimants, the defendants fully charge the claimants for the gas in the container, but the consumers do not use all of the gas they pay for, since some of the gas is taken back by the defendants.  The company filed a statement of defense and an application for striking out on limine. The company’s management estimates, based on the opinion of its legal advisors that the chances that the claim would be allowed are lower than 50%; therefore, the company did not include in its accounts a provision for this claim.

(2)	Other monetary claims

(a)
On August 12, 2003, a claim was filed against a consolidated corporation, which was assessed for purposes of the court fee at NIS 2 million, dealing with the improper and illegal trading in tanks. The consolidated corporation filed a statement of defense and a counterclaim, in the amount of NIS 1.8 million, dealing with amounts of money that the plaintiff owes the subsidiary. The parties underwent a mediating procedure; but have not reached an agreement yet. The claim is still in its preliminary stages. In the opinion of the company's management, the chances that the claim would be realized are lower than 50%; therefore no provision has been included in company's accounts for this matter.

(b)
A claim for damages in the total amount of NIS 14.5 million was lodged against a subsidiary; according to the statement of claim, damages were caused to the claimant as a result of an insufficient supply of gas to its plant.  In December 2009, the parties signed a compromise agreement for full settlement of the plaintiff's claims against the subsidiary; under the compromise agreement, the subsidiary paid the plaintiff a compensation of NIS 3 million (not including VAT), by was of offsetting the plaintiff's existing debt. At the same time the company had benefited from a partial insurance coverage.

3)	Other procedures

(a)
A claim was lodged against an associated company – Elran Infrastructure, a partnership held thereby and its controlling shareholder on November 27, 2007. The Court has also been requested to recognize the claim as a class action; the claimants claim damages of NIS 240 million for the associated company's allegedly activating a polluting facility that exposed the claimants to air pollution originating in a fire taking place in the facility. Based on the opinion of its legal advisors, Elran Infrastructure's management believes that although the claim is in its preliminary stages Elran Infrastructure has good defenses against the claim; and company's management estimates that the chances that the plaintiff will prevail in the claim are lower than 50%; therefore, Elran Infrastructure did not include in its accounts a provision for this claim.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

(b)
As part of its negotiations with the Ministry for the Protection of the Environment, the company has suggested to perform a multi-annual plan for identifying and rectifying pollutions in the premises of filling stations operated by it and which were erected subsequent to coming into effect of the Water Regulations.  Under the plan the company will perform the above plan over a period of 8 years. The said plan and any activity performed in the framework of this plan are considered to be of a positive nature by the Ministry for the Protection of the Environment; such positive actions may be taken into account when deciding whether to take the company and office holders therein to Court. The company and the Ministry for the Protection of the Environment have also reached understanding as to the installation of system designed to prevent emission of fuel fumes (Stage 2) in the filling stations operated by the Company.  As part of the said understandings, the company would install such systems in filling stations that are located up to 40 square meters from residential buildings.  According to company's management, the company would install such system in app. 16 filling stations it operates.  The cost of such an investment amounts to U.S. $ 70 thousands per each filling station.

The company expects that it would be required to invest a total of NIS 3.5 million in each of the following two years in order to apply the provisions of the said regulations.  Company's management also expects that the company would be required to make further investments in the future.

e.	Financial covenants

1)
The terms of the debentures issued to institutional investors by Dor Debentures  (Series 2) and the debentures issued by Dorgas Batuchot (see note 15c5) and 6)) include a requirement to meet certain financial covenants.

As of December 31, 2009, the subsidiaries met the conditions of the said financial covenants.

2)
The terms of the debentures issued to institutional investors by Dor Debentures (Series 1) include financial covenants as to subsidiary, which operates the filling stations of the joint companies; in case that the subsidiary does not meet the said financial covenants at the end of two consecutive quarters, the trustee of the debentures will be allowed to replace the consolidated corporation as the operator of the said three filling stations under the terms of the debentures.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 – LIENS, GUARANTEES, COMMITMENTS AND OTHER CONTINGENT LIABILITIES (continued):

As of December 31, 2009, the subsidiary did not meet some of the financial covenants.  At the request of the trustee of the debentures issued by Dor Debentures (Series 1), the company provided the trustee a bank guarantee of NIS 15.5 million, in effect until August 2010.  It was determined that during the said period the trustee and the subsidiary would consider changing the terms of the original financial covenants.  In light of the above, the balance of the debentures – NIS 8,811 thousands – is classified as of December 31, 2009 as a current liability.

3)	The terms of the loan extended to a subsidiary by a bank include financial covenants. The balance of the loan is NIS 129,252 and NIS 134,724 thousands as of December 31, 2009 and 2008, respectively.

Ad of December 31, 2009, the subsidiary is in compliance with the said financial covenants.

NOTE 18 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	Composed of ordinary registered shares of NIS 1 par value:

	Number of shares and amount in nominal NIS
	December 31
	2009	2008	2007
	In thousands
Authorized	60,000	60,000	60,000
Issued and paid (including shares held company and subsidiary)	15,810	15,810	15,810

2)	As of December 31, 2009, the company's share is quoted in the Tel-Aviv Stock Exchange at NIS 77.3 per share.

3)
Ordinary company shares of NIS 1 par value acquired by the company at the total cost of NIS 32,926 and NIS 32,498 thousands as of December 31, 2009 and 2008, respectively, and company shares acquired by a subsidiary at the total cost of NIS 11,254 thousands as of December 31, 2009 and 2008, constitute 15% of the balance of the issued and paid ordinary shares as of the said dates.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 18 – SHAREHOLDERS’ EQUITY (continued):

4)	Set forth below are the amounts of dividends and the amounts of dividend per share (in NIS) for the years 2007, 2008 and 2009:

Date of declaration	Amount of dividend in thousands of NIS	Amount of dividend in NIS

March 13, 2007	19,116	1.43
March 25, 2008	19,116	1.43
August 19 2008	71,686	5.35

b.	The surpluses are composed as follows:

	December 31
	2009	2008
	NIS in thousands

Premium on shares	242,010	242,010
Surplus arising from issuance of options	479	479
Currency exchange differences	(1,504)
	240,985	242,489

c.	Employee option plan

On December 27, 2005, the Board of Directors of the company approved an employee option plan (hereafter – the plan), for the grant of options to employees of the company and its subsidiaries, as well as employees of the parent company and of a partnership, which is an interested party in the company.

In 2008, the company's board of directors resolved to offer employees who received options an alternative whereunder the company would acquire from the employees the share they were issued out of the share capital held by the company at market rate at date of exercise.

Under the provisions of IAS 2 – "Share-Based Payment", the addition of a cash payment alternative to the original plan, as above, creates an obligation of the company to settle the liability in cash; therefore, the company recognized the liability for cash settlement at date of change.  The company also measured the fair value of the liability at each reporting date and on date of settlement.

The exercise price received upon exercise of options into shares net of transaction costs directly attributed were charged to share capital (par value) and to premium on shares.

On September 7, 2008 the employees' options plan ended.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 19- TAXES ON INCOME:

a.	Corporate taxation in Israel

1)
Commencing tax year 2008, the results of operations for tax purposes of the Company and its Israeli subsidiaries are measured in nominal values.  Through the end of tax year 2007, the results of operations of the Company and its Israeli subsidiaries were measured having regard to the changes in the CPI in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law).

2)	Tax rates

The income of the Company and its Israeli subsidiaries is taxed at the regular rate.  Under the provisions of Amendment No. 147 of the Income Tax Ordinance (2005) that was published in August 2005, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

On July 14, 2009 the Economic Rationalization Law (Legislation Amendments for the Implementation of the Economic Plan for the years 2009 and 2010), 2009 (hereafter – Amendment 2009), was passed in the Knesset; this law determined, inter alia a further gradual reduction of the corporate tax rate as from 2011, as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

As a result of amendment 2009, the taxes on income expenses decreased by NIS 2.6 million (based on the deferred tax balances as of the date of the change); this decrease was charged to income in 2009.

Capital gains that are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003; (and as to marketable securities – that were acquired after 1 January 2006), and at the regular corporate tax rates on income derived through the aforementioned date.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 19 - TAXES ON INCOME (continued):
b.	Deferred taxes:
1)	The composition of the deferred taxes as of statements of financial position dates, and the changes therein during the years, are as follows:

		Petroleum
	Depreciable	and gas
	property,	assets and
	plant and	exploration		Liability for	Provision
	equipment	and		employee	for		In respect of
	and	evaluation	Customers	rights upon	doubtful		carryforward
	intangibles	assets	deposits	retirement	accounts	Other*	tax losses	Total
	NIS in thousands
Balance as of December 1, 2007	(4,032)	(3,862)	1,006	1,879	11,628	2,343	3,640	12,602
Changes in 2007:
Additions to deferred taxes due to first time consolidated company	(2,064)							(2,064)
Amounts carried to income	4,704	(182)	186	555	363	(5)	(872)	4,749
Tax on actuarial loss in respect of severance pay plan charged to equity				463				463
Balance as of December 31, 2007	(1,392)	(4,044)	1,192	2,897	11,991	2,338	2,768	15,750
Changes in 2008:
Amounts carried to income	484	(4,528)	308	(183)	646	112	2,955	(206)
Tax on actuarial loss in respect of severance pay plan charged to equity				533				533
Balance as of December 31, 2008	(908)	(8,572)	1,500	3,247	12,637	2,450	5,723	16,077
Changes in 2009:
Amounts carried to income	(120)	(4,894)	(362)	(236)	(6)	665	18	(4,935)
Tax on actuarial loss in respect of severance pay plan charged to equity				117				117
Balance as of December 31, 2009	(1,028)	(13,466)	1,138	3,128	12,631	3,115	5,741	11,259

Deferred taxes are computed at tax rate of 18%-25% (mainly 20%).
*  Mainly due to tax assets charged against unrealized intercompany profits.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 19 - TAXES ON INCOME (continued):

2)	The analysis of the deferred income tax assets and liabilities is as follows:

	December 31
	2009	2008	2007
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months
after statement of financial position date	3,810	*2,206	*2,505
Deferred tax asset to be recovered within 12 months from
statement of financial position date	22,476	*23,101	*17,626
	26,286	*25,307	*20,131
Deferred tax liabilities -
Deferred tax liability to be recovered after more than 12 months
after statement of financial position date	15,027	*9,230	*4,381
Deferred tax assets, net**	11,259	*16,077	*15,750

*	Reclassified, see note 2aa.
**
As of December 31, 2009, 2008 and 2007 a total of NIS 11,758 thousands, NIS 16,655 thousands and NIS 16,652 thousands is presented among "non-current assets", respectively and a total of NIS 499 thousands, NIS 578 thousands and NIS 902 thousands is presented among "non-current liabilities".

c.	Taxes on income included in the income statements for the reported periods:

	2009	2008	2007
	NIS in thousands
Current taxes:
Current taxes in respect of current year's profits	14,989	16,045	29,996
Adjustments in respect of previous years*			3,500
	14,989	16,045	33,496
Deferred taxes:
Creation and reversal of deferred taxes	7,522	206	(4,749)
Effect of change in tax rates	(2,587)
	4,935	206	(4,749)
Taxes on income expenses	19,924	16,251	28,747

*  In respect of agreement for final tax assessments for the years 2001-2004.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 19 - TAXES ON INCOME (continued):

d.	Theoretical tax reconciliation:

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 2a) above) and the actual tax expense:
	2009	2008	2007
	NIS in thousands
Income before taxes on income, as reported in the
income statements	77,586	50,790	70,751
Theoretical tax expense in respect of this
Income - 26% in 2009, 27% in 2008 and 29% in 2007)	20,172	13,713	20,517
Increase in taxes resulting from tax losses in the
reported year for which deferred taxes were not
Created	2,453	1,890	1,693
Decrease in taxes resulting from utilization, in
the reported year, of carryforward tax losses
for which deferred taxes were not created	(424)	(201)	(331)
Decrease in taxes arising from change in tax rate in the
forthcoming years	(2,587)
Difference between the basis of measurement of income
reported for tax purposes and the basis of
measurement of income for financial reporting
purposes - net			2,324
Disallowable expenses	440	1,146	667
Taxes in respect of previous years			3,500
Other	(130)	(297)	377
Taxes on income for the reported year – included in
the statements of income	19,924	16,251	28,747

e.	Carryforward tax losses

Carryfoward tax losses in subsidiaries and proportionately consolidated corporations aggregate as of December 31, 2009 to NIS 59 million (2008 – NIS 47 million).  In respect of losses in the total amount of NIS 30 million, the company did not record in its accounts deferred taxes since utilization of the losses is not expected foreseeable future.

In respect of losses of NIS 29 million, the company created deferred taxes under the assumption that they would be recovered within 12 months from the date of the statement of financial position.

The company created deferred taxes based on its forecasts reflecting increase in efficiency and synergy between group entities; these factors would enable an increase in profitability in those entities which accumulated losses for tax purposes.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 19 - TAXES ON INCOME (continued):

f.	Tax assessments

The company has received final tax assessments through 2004.

As a general rule, under the law, self tax assessments submitted by the company and the subsidiaries through tax year 2005 are considered to be final (subject to the date of submitting the tax return and the prescription periods set under law).

g.	Value Added Tax

The company is registered for value added tax purposes as a licensed dealer together with some of its subsidiaries.

h.	The effect of adopting IFRS on tax liability

As discussed in note 2a2), the company prepares its financial statements under IFRS commencing on January 1, 2008.
As also was discussed in the said note, IFRS differs from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might present financial positions, operating results and cash flows that are significantly different from those presented in these financial statements.
In accordance with the law for the amendment of the Income Tax Ordinance (No. 174 – Temporary Order as to Tax Years 2007, 2008 and 2009), 2010 that was passed in the Knesset on January 25, 2010 and published in the official gazette on February, 4, 2010 (hereafter – the amendment to the ordinance), Accounting Standard No. 29 issued by the Israel Accounting Standard Board would not apply upon determining the taxable income for tax purposes in respect of tax years 2007, 2008 and 2009; this would be the case even if the said accounting standard was applied for the said tax years in the financial statements.
The meaning of the amendment to the ordinance is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years.
The company reported its income as required under the law.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 –SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS:

Statements of financial position:

a.	Short-term deposits:
	Weighted
	average
	interest rates at
	December 31,	December 31
	2009	2009	2008
	%	NIS in thousands

Deposits with suppliers(1)		74,438	73,530
Short-term deposits in respect
of debentures(2)		21,732	23,224
Deposits with banks	1.1	16,618	11,667
		112,788	108,421

(1)
The item includes deposits for a period of three months with principal suppliers of the company these deposits were deposited as a security for purchases the company makes from these suppliers.  Most of the deposits are linked to the dollar/NIS exchange rate and bears interest at Libor rate with the addition of 1.1% margin.

The rate of the Libor as of December 31, 2009 is 0.25%.

(2)	A deposit used as a security for payments of debentures of subsidiaries (see note 15c5)).
The redemption period of the short-term deposits are relatively short, up to half a year, and therefore their fair values approximate or is close to their carrying amounts.

b.	Financial assets at fair value through profit or loss
These assets include investment in Israeli marketable debentures. The expected redemption date is May 2010.
Changes in the fair value of financial assets at fair value through profit or loss are charged to the "financing expenses (income) in the statement of income.
The fair value of the securities is based on current quoted prices in an active market.
Upon initial recognition, these debentures where designated by the company as financial assets at fair value through profit or loss.  These debentures are being managed and their performances are being assessed on a fair value basis, in accordance with a documented policy of the company concerning the investment in debentures.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 –SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS  (continued):

c.	Accounts receivable:
		December 31
		2009	2008
		NIS in thousands
1)	Trade:
	Open accounts	714,591	581,960
	Credit card	170,844	140,643
	Cheques receivable	63,624	88,265
		949,059	810,868
	Less- provision for doubtful accounts	51,514	48,603
		897,545	762,265

(1)	The provision for doubtful accounts was made in respect for debts in arrears, as follows:
	2009	2008
	NIS in thousands
Arrears of up to 3 months	16,806	22,597
Arrears of 3 months up to 12 months	17,889	20,294
Arrears of more than 12 months	36,435	31,612
	71,130	74,503

(2)	The changes in the provision for doubtful accounts made by the group are as follows:

	2009	2008	2007
	NIS in thousands
Balance as beginning of year	48,603	44,775	40,709
Provision for doubtful accounts	2,911	3,828	4,066
Balance at end of year	51,514	48,603	44,775

Amounts charged to the provision for doubtful accounts or released therefrom were included under "general and administrative expenses" in the statement of income.

(3)
As of December 31, 2009, accounts receivable balances in the total amount of NIS 14,960 thousands (2008 - NIS 12,256 thousands) are overdue their contractual repayment date.  The group did not make a provision for doubtful accounts for these balances.  These balances are related to several independent customers; based on company's experience in previous years, those customers repaid their debts in full. As to collaterals securing these balances, and a disclosure of the method for assessing the credit risk of group customers, see 4b.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 –SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued):

The aging of these receivables balances is as follows:

	2009	2008
	NIS in thousands
Due within less than 3 months	4,114	3,559
Due within 3 months to 12 moths	7,655	6,412
Due within more than 12 months	3,191	2,285
	14,960	12,256

		December 31
		2009	2008
		NIS in thousands
2)	Other:
	Employees	1,217	1,177
	Government institutions	4,057	2,396
	Current maturities of long-term loans
	receivable (see note 6)	*23,251	*26,276
	Income receivable	7,199	11,499
	Prepaid expenses	9,391	7,585
	Advances to suppliers	5,942	6,688
	Other	9,015	4,463
		60,072	60,084
*
Including current maturity on loan granted to a partner in a joint venture amounting to NIS 17,000 thousands and NIS 22,000 thousands as of December 31, 2009 and 2008, respectively; see also note 17c1).

3)	The financial assets included among accounts receivable are substantially for relatively short-periods; therefore, their fair values approximate or identical to their carrying amounts.

Maximal exposure to credit risks as of statement of financial position date in respect of short-term receivable balances is the fair value of the whole receivables as above, net of the non-monetary balances (arising from prepaid expenses and advances to suppliers), i.e., an amount of NIS 19,535 thousands. The group does not have any securities in respect of those receivables.

d.	Inventories:
	December 31
	2009	2008
	NIS in thousands
Fuel products and oils	87,483	105,876
Consumables	30,065	30,597
Spare parts and supplies	3,165	2,101
	120,713	138,574

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 – SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS  (continued):

e.	Accounts payable and accruals

1)	Trade:
	Open accounts	338,983	271,447
	Cheques and notes payable	12,993	16,307
		351,976	287,754
2)	Other:
	Payroll and related expenses	14,375	13,269
	Government institutions	112,117	84,222
	Accrued expenses including interest payable	42,620	32,226
	Other	8,024	8,730
		177,136	138,447

The financial liabilities included among accounts payable and accruals are for relatively short periods; therefore, their fair values are identical to their carrying amounts.

Statements of income:

f.	Sales - net
	2009	2008	2007
	NIS in thousands
Sales of fuels	5,690,326	7,039,106	6,596,870
Less – government levies	2,543,303	2,201,534	2,150,574
	3,147,023	4,837,572	4,446,296
Sale of consumables	556,579	500,594	397,069
	3,703,602	5,338,166	4,843,365
Sales to principal customer, net of
government levies	295,135	626,704	681,131

g.	Cost of sales:
Cost of fuel, gas and fuel and gas products	2,576,491	4,257,107	3,827,020
Cost of consumables	345,102	310,410	265,178
	2,921,593	4,567,517	4,092,198
Including purchases from principal supplier	1,971,764	3,229,802	2,242,502

h.	Selling and marketing expenses:
Payroll and related expenses	152,671	144,461	116,553
Rental in respect of filling stations and
convenience stores	121,638	99,286	92,449
Maintenance of buildings, offices and
equipment	88,613	89,284	68,930
Transport – net	42,384	43,452	44,108
Advertising	22,511	24,665	23,077
Commissions	17,953	15,897	30,857
Depreciation and amortization	84,741	79,791	78,334
Other	23,063	22,061	23,725
	553,574	518,897	478,033

92

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 – SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS  (continued):

i.	General and administrative expenses
	2009	2008	2007
	NIS in thousands
Payroll and related expenses	14,664	14,823	16,207
Management fees to parent company	5,064	5,133	5,000
Maintenance of buildings, offices
and equipment	3,117	3,075	2,561
Professional fees	10,946	11,294	11,858
Based debts and doubtful accounts	3,468	3,828	4,066
Depreciation and amortization	1,249	1,279	1,287
Other	4,336	3,547	2,623
	42,844	42,979	43,602
The amount of the said expenses is net of
capitalization of payroll of employees
engaged in the erection of filling stations
and installation of gas equipment	2,068	2,141	1,842

j.	Other income (expenses) - net
Capital gain (loss) from sale of fixed assets	(860)	(542)	430
Compensation received in connection with
a claim lodged against the former CEO of
a consolidated corporation			2,000
Payment arising from compromise agreement
in respect of a lawsuit - net	(1,750)
Other income			216
	(2,610)	(542)	2,646

k.	Financing income (expenses):
Financing expenses:
Bank credit	10,873	15,134	6,702
In respect of long-term loans and other
long-term liabilities	33,989	38,114	35,090
In respect of debentures and convertible
debentures (including amortization of
discount and issuance expenses)	65,072	118,749	95,298
Changes in the fair value of financial
instruments	7,023	2,507	1,024
Exchange differences and linkage on
financial items – net			21,715
Other	20,620	25,541	22,554
Less- credit costs capitalized to fixed
assets	(4,995)	(3,187)	(2,843)
Total financing expenses	132,582	196,858	179,540

93

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

	2009	2008	2007
	NIS in thousands
Financing income:
Interest income on financial assets	8,097	12,064	14,924
Changes in the fair value of financial
instruments	2,807	4,577	7,932
Exchange differences and linkage on
financial items – net	10,417	19,277
Other	5,786	3,352	2,218
Total financing income	27,107	39,270	25,074
Financing expenses - net	105,475	157,588	154,466

l.	Share in profits (losses) of associated companies - net:
Share in profits (losses) for the year – net	282	320	(1,317)
Amortization of excess of costs of
investment	(202)	(173)	(164)
	80	147	(1,481)

m.	Expenses in respect of benefits to employees:
Payroll and related expenses (including
National Insurance contributions)	159,573	152,288	124,921
Share options granted to employees		386	1,891
Cost of pension expenses – defined
contribution plans	2,985	2,581	2,337
Pension expenses – defined benefit plans	4,777	4,029	3,611
	167,335	159,284	132,760
Number of employees	1,958	1,773	1,704

NOTE 21 – PROVISIONS FOR LIABILITIES AND CHARGES:

	Legal	Provision for	Expenses
	claims(a)	vacation pay	Payable(b)	Other(c)	Total
	NIS in thousands
Balance as of January 1, 2008	7,100	8,881	2,100	667	18,748
Changes during the year ended
December 31, 2008:
Amounts carried to income:
Additional provisions		4,688	2,100		6,788
Unwinding of discount				29	29
Amounts paid during the year	(1,314)	(3,810)	(1,500)		(6,624)
Balance as of December 31, 2008	5,786	9,759	2,700	696	18,941
Balance as of January 1, 2009
Changes during the year ended
December 31, 2009:
Amounts carried to income:
Additional provisions		3,787	1,050		4,837
Cancelled provisions	(3,600)				(3,600)
Unwinding of discount				16	16
Amounts paid during the year	(1,749)	(3,840)	(2,100)		(7,689)
Balance as of December 31, 2009	437	9,706	1,650	712	12,505

94

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 21 – PROVISIONS FOR LIABILITIES AND CHARGES (continued):

Total said provisions are presented in the financial statements as follows:

	December 31
	2009	2008
	NIS in thousands
Provisions presented among long-term liabilities	712	4,296
Provisions presented among current liabilities	11,793	14,645
	12,505	18,941
(a)	Legal claims – see note 17d.

(b)	Including mainly provisions in respect of grants to company employees.

(c)	Liability in respect of dismantling and removing of property, plant and equipment items.

The liability as of January 1, 2008, was computed by discounting the expected payments in respect of dismantling and removing company's facilities as of January 1, 2009 using an interest rate of 6%.  As of December31, 2009 the estimates or interest rate used in the computation of this liability did not change.  Changes in the liability arising during the year due to unwinding of discount were recognized as interest expenses in the 2009 statement of income.

NOTE 22 - NET INCOME PER SHARE:

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share:
	Net income
	Year ended December 31
	2009	2008	2007
	NIS in thousands
Net income for the period, as reported in the income
statements, used in computation of basic and diluted
net income per share	57,662	34,539	42,004

	Number of shares (thousands)
	Year ended December 31
	2009	2008	2007
Weighted average number of shares used for
computing the basic income per share	13,407	13,421	13,420
Adjustment in respect of incremental shares arising
from exercise of warrants		37	74
Weighted average number of shares used for
computing the diluted income per share	13,407	13,458	13,494

95

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 22 - NET INCOME PER SHARE (continued):

Notes:

(1)	The number of shares used in the computation of net income per share reflects the weighted average number of shares issued during the year (net of company shares held by the company and a subsidiary).

(2)
In computing net income per share for the reported years, warrants (Series 1), warrants (Series 2) debentures convertible into shares (series A) have not been taken into account, since their effect- on fully diluted basis- is anti-dilutive.

NOTE 23 – TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES AND RELATED PARTIES:

The group is controlled by Alon Israel Oil Company Ltd. (incorporated in Israel), which owns 90% of the company's shares.  The remaining 10% of the shares is held by a large number of investors.

"Interested parties" - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 2010.

"Related Parties" – As defined in IAS 24 – "Related Party Disclosures".

Key management personnel – included together with other entities in the said definition of "related parties" in IAS 24, include the members of the board of directors and company's CEO.

96

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 23 –	TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

a.	Transaction with interested parties and related parties:

(1)	Income (expenses):

	2009	2008	2007
	NIS in thousands
Sale of fuels to interested parties – net (see1 below)	190,193	143,511	116,824
Sale of fuels to entities under joint control as included
in the financial statements, see (1) below	270,149	293,703	264,158
Purchases – net – see (1) and (2) below	258,837	241,412	105,581
Sale (purchase) of property, plant and equipment – net
see (1) below	792	451	(2,510)
Rental expenses, see (1) below	(309)	(3,215)	(3,185)
Financial income from entities under joint control	2,126	1,609	1,407
Other expenses – net (mainly selling and marketing)
see (1) below	11,139	7,897	4,546
Professional fees to a law firm in which an
interested party is a partner	1,944	2,218	2,301
Professional fees to an accounting firm in which a
director is a partner	20	24	24
Management fees to parent company (see (3) below)	5,064	5,800	5,000
Interested parties employed in the company or on
behalf of the company:
Amount – in thousands of NIS	2,095	2,562	2,828
Number of persons to which the benefits relate	2	2	2
Interested parties that are not employed as stated:
Payroll and insurance in respect of directors	1,078	710	841
Number of persons to which the benefits relate	14	14	14

(1)
The amount of the transactions shown above relate to transactions between group entities and interested parties and related parties, which are executed in the ordinary course of business, in accordance with market prices and on customary credit terms.

(2)	As to terms of engagement of subsidiary with Blue Square – see note 17c6).

(3)
In March 2005, the company an Alon signed a management agreement (effective 1.1.2005), whereunder the parent company would render the company management and consultation services in connection with the company and its subsidiaries; these services would be provided by the parent company itself and/or by its subsidiaries. In the period of the agreement company's chairman of the board of directors would be appointed based on the parent company's recommendation.

97

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 23 –	TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES AND RELATED PARTIES(continued):

Commencing 2006, the quarterly management fees are an amount that equals 3% of the company's EBITDA (income from ordinary operations with the addition of depreciation and amortization), in accordance with the company's quarterly, consolidated financial statements, but not exceeding NIS 1,250 thousands per quarter; the amount is linked to the December 2004 CPI. The management fees do not include directors fees for company's directors and such directors (excluding the chairman of the board of directors and the president of the company) would be entitled to receive directors' fees from the company. The period of the management agreement is to end on December 31, 2010; subsequent to that date the management agreement would be renewed at the agreement of the parties for additional periods of three years each.

In 2009, the company charged to its results of operations a total of NIS 5,064 thousands as management fees to parent company; NIS 5,550 thousands out of this amount were in respect of the current year.
In 2008, the company charged to its results of operations a total of NIS 5,800 thousands as management fees to the parent company (NIS 5,133 thousands out of the said amount were charged to administrative and general expenses and a total of NIS 667 thousands was charged to financing expenses). A total of NIS 5,000 thousands was charged in 2007 as management fees; this amount was charged to general and administrative expenses.

(4)
In accordance with the employment terms of the company’s CEO, in case this office holder is dismissed from the company under circumstances other than performance of criminal acts, he is entitled to adaptation period of 10 months and to severance pay of 150% of his salary per each year of employment. The CEO is also entitled to receive an annual bonus in an amount equal to up to eight salaries, paid at the discretion of the company's board of directors.

(5)
As part of the employees option plan (see note 18c) the company’s CEO has been granted 76,275 options. The exercise price of the options was set to NIS 20.19 per option (subject to adjustments). The economic value of the options at date of grant amounts to NIS 28. In 2008, the CEO exercised the said options against cash payment.

(6)
In May 2005, the company and Alon signed an agreement, whereunder the company would be allowed to deposit funds with Alon, from time to time, and at the mutual agreement of the parties, and to receive from Alon funds; this under On-Call terms, linked to prime interest and net of an annual interest of 1.25%; the amount of the funds shall not exceed NIS 50 million at any time. The term of the agreement is not limited and any party is entitled to terminate the agreement by providing a 3-month written notice.

98

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 23 –	TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES AND RELATED PARTIES(continued):

(7)
As part of the transfer of assets and operations that took place in 2004, Alon undertook to indemnify the company for expenses in may incur in respect of the period through the date of transfer of the assets and the company undertook to indemnify Alon in case lawsuits would be brought against it in respect of expenses relating to the period subsequent to transfer of assets to the company. Also, the Company undertook to indemnify Alon in respect of the tax liability to which Alon would be subject if the company breaches the provisions of Section 104a of the Income Tax Ordinance, regarding the transferred assets. Alon has undertaken to indemnify the company in respect of any amount the company would be required to pay in connection with the period during which 21 employees of Alon that were transferred to the company in the framework of the transfer of operations were employed by Alon.

(8)	As to the terms of engagements with parent companies – see note 17c5).

b.	Balances with interested parties and related parties:

1)      Interested parties:
	December 31
	2009	2008
	NIS in thousands
Assets
Accounts receivables	26,070	12,564
Highest balance during the year	10,784	7,681

Liabilities
Accounts payable	67,800	84,325

2)      Related parties who are not interested parties:

Assets
Accounts receivables	15,712	16,624
Loans to entities under joint control (see note 6)	24,268	19,442

Liabilities
Accounts payable	526	2,573

NOTE 24 – OPERATING SEGMENTS:

a.	General:

1)	Operating segments

The group operates in three principal operating segments:

(a)
The fueling and commercial sites segment – the operation in this segment includes development, erection and operating fueling and commercial sites, independent convenience stores and internal fueling stations, marketing of fuel products and other products and services carried out through the fueling and commercial sites, the independent convenience stores and the internal fueling stations.

99

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 24 – OPERATING SEGMENTS (continued):

(b)
Direct marketing segment – the operation in this segment includes the sale, marketing and distribution of oil and gas distillates both directly to end users and to distributors, including to institutional, industrial and private customers.

(c)	The jet-fuel marketing segment – the operation in this segment includes marketing of jet fuel to civil airlines.

The operations of the group that are not included in the said operating segments include the group’s investments in the field of explorations and production of oil and natural gas.

2)
The chief operating decision-maker of the group (as mentioned in note 2c) review the internal reports of the company in order to assess the performance of the operating segments and allocating the resources. Group management set the operating segments based on these reports. The chief operating decision makers review the performance of the operating segments on the basis of measurement of the operating profit. HQ general and administrative expenses and financial income and expenses are not included in the results of each of the operating segments. Additional information provided to the chief operating decision makers except for the information specified below is measured in a manner that corresponds to the method or measurement and presentation in the financial statements.

3)	Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of deposits paid to suppliers, receivables, long-term investments and property, plant and equipment, net of allowances and provisions. Most such assets are directly attributed to individual segments; segment liabilities include all operating liabilities and consist principally of trade payables payable on a current basis, debentures payable relating to specific segments and deposits received from customers.

Net revenue in the total amount of NIS 295,135 thousands, NIS 626,704 thousands and NIS 681,131 thousands in the three years ended December 31, 2009, 2008 and 2007, respectively, arise from a principal customer. These revenues are allocated to segment B – direct marketing.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 24 – OPERATING SEGMENTS (continued):

	Segment A			Segment B			Segment C
	Fueling and commercial sites			Direct marketing			Jet fuel			Other operations			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Income statement data:
Sales and other operating income	4,313,859	4,658,528	4,034,720	1,690,703	2,228,783	2,357,258	242,343	652,389	601,961				6,246,905	7,539,700	6,993,939
Less – government levies	1,999,675	1,705,682	1,513,216	543,628	495,852	637,358							2,543,303	2,201,534	2,150,574
Total sales and other operating income	2,314,184	2,952,846	2,521,504	1,147,075	1,732,931	1,719,900	242,343	652,389	601,961				3,703,602	5,338,166	4,843,365
Segment results - income	170,158	180,629	189,435	38,096	53,782	67,031	4,267	3,853	4,175				212,521	238,264	260,641
Unallocated corporate expenses													29,540	30,033	28,463
Operating profit													182,981	208,231	232,178
Financial income													27,107	39,270	25,074
Financial expense													132,582	196,858	179,540
Share in losses of associated companies										80	147	(6,961)	80	147	(6,961)
Income before taxes on income													77,586	50,790	70,751
Other data:
Segment assets	1,525,018	1,450,215	1,500,614	707,167	606,335	749,658	7,968	21,744	23,663	66,785	34,956	16,177	2,306,938	2,113,250	2,290,112
Investment in associated companies							1,654	1,887	1,350				1,654	1,887	1,350
Unallocated corporate assets													352,354	278,934	307,414
Consolidated total assets													2,660,946	2,394,071	2,598,876
Segment liabilities	243,179	207,575	273,562	239,027	194,428	288,111	14,168	33,938	49,928				496,374	435,941	611,601
Unallocated corporate liabilities													1,837,992	1,686,813	1,655,185
Consolidated total liabilities													2,334,366	2,122,754	2,266,786
Additions to non-current assets	62,443	82,864	83,400	17,055	23,824	21,207				37,682	24,248	6,173	117,180	130,936	110,780
Depreciation and amortization	67,678	63,454	62,314	18,298	17,842	17,148							85,976	81,296	79,462

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 25 – EVENTS SUBSEQUENT TO DATE OF STATEMENT OF FINANCIAL POSITION:

a.
Through the end of 2009, the company was engaged in investments in the field of exploration and production of oil and natural gas in Israel mainly through holding 95% of the rights in the partnership Dor Natural Gas Explorations – Limited Partnership (hereinafter – “Dor Gas Explorations”).  The remaining 5% in the partnership are held by another wholly owned subsidiary of the company Dor Alon Gas Technologies Ltd.

On September 30, 2009, the company and Alon Natural Gas Exploration - (hereafter - Alon Gas Exploration) entered into an agreement (hereafter – the split agreement) for the transfer of 95% of the company's rights in the partnership – amounting as of September 30, 2009 to NIS 57.9 million (as of December31, 2009 – NIS 63.5 million).  The parties also agreed that the investments in exploration of oil and natural gas for the period from September 30 through the completion of the split agreement would be financed for Alon Gas Exploration by the company. Also, the under the split agreement, the company would transfer Alon Gas Exploration all of company's liability relating to investment in the partnership, in effect as from September 30, 2009, including the liabilities for continued investment in gas exploration in accordance with the partnership liabilities in connection with the license and drillings to which it is a partner. Also, under the split procedure, it was agreed that the company would extend Alon Gas Exploration a loan of NIS 34.9 million (as of December 31, 2009 – NIS 40.3 million).

Also, as part of the transfer of the gas exploration operations, the company has written-off a deferred taxes liability in the total amount of NIS 11.8 (as of December 31, 2009 – NIS 13.5 million) in respect of taxable temporary differences.

In November 2009, Alon Gas Exploration issued shares to the company in consideration for NIS 8 million.

In January 2010, the company and Alon Gas Exploration published a prospectus for the distribution of all Alon Gas Exploration shares held by the company and constituting all the issued and paid share capital of Alon Gas Exploration to its shareholders and for the listing of this shares for trade in the Tel-Aviv Stock Exchange (hereafter – the Stock Exchange), as well as for the issuance to the public of 537,000 new Alon Gas Exploration shares.  In February 2010, the shares of Alon Gas Exploration were listed in the Stock Exchange.

In light of the above, in January 2010, on the date of meeting all the pending conditions for performance of the split agreement, including, inter alia, receipt of the approval of the Income Tax Authority for the split in accordance with the provisions of Section 105(a)(1) of the Income Tax Ordinance, the oil and natural gas exploration operations were transferred to Alon Natural Gas Exploration and Alon Natural Gas Exploration's shares were distributed as dividend in kind to company's shareholders.

The difference in the transferred rights in the partnership and the investment in Alon Gas Exploration and the liability, as described above, in the total amount of NIS 18.8 million was charged at the date of distribution of dividend in kind to the "retained earnings" item included in the company's equity.

Subsequent to the transfer of operations to Alon Gas Exploration, the group holds 5% of the rights as a limited partner.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 25 – EVENTS SUBSEQUENT TO DATE OF STATEMENT OF FINANCIAL POSITION (continued):

b.
In the period January 27, 2010 through February 7, 2010, the holders of Series A company debentures converted 57,813,625 NIS par value of Series A debentures into 685,158 ordinary company shares.  Due to the said conversions, the company's issued and paid share capital increased from 15,809,720 ordinary shares to 16,494,878 ordinary registered shares, of NIS 1 par value each (including 2,388,098 dormant shares held by the company).

c.
On its meeting held on March 17, 2010, the company's board of directors resolved to distributed as final cash dividend out of retained earnings as of December 31, 2009, in the total amount of NIS 25,000 thousands.

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DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26–DETAILS REGARDING INVESTEES AS OF DECEMBER 31, 2009:

Name of company/related company	Percentage of rights in equity of investee	Rate of voting rights in investee	Rate of company's rights to appoint directors in investee	Investment in investee (thousands of NIS)	Loans to investees as of December 31, 2009 (in thousands of NIS)	Guarantees to investees (in thousands of NIS)	Dividend received or the entity is entitled to receive from invetees
Subsidiaries
Dor Alon Gas Technologies Ltd.	100	100	100	21,365	43,542
Dor Alon Filling Stations Management Operation Ltd.	100	100	100	26,994		13,700
Alon Fuel Management and Operation Networks (1999) Ltd.	100	100	100	(8,275)	69,804
Dor Chadash Transport (1995) Ltd.	100	100	100	377
New Investments Import and Export Ltd.	100	100	100	(1,629)
Conception Investments and Properties Ltd.	100	100	100	(4,101)	3,000	24,068
Dor Alon Finances Ltd	100	100	100
Dor Energy Trade Ltd.	100	100	100	73
Dor Energy Food Trade – Limited Partnership	100	100	100	(10,524)	8,084
Dor Assets and Fuel Stations (1992) Ltd.	100	100	100	(188)
Dor Restaurant and Fast Food Services Management (2001) Ltd.	100	100	100	(38)
Dor Energy Holdings (2004) Ltd.	100	100	100	9,503	70,580
O.O.B. Petroleum Filling Ltd	100	100	100
Dor Natural Gas Explorations Limited Partnership	100	100	100	(5,494)	68,986
Dor Alon Food Division – Limited Partnership	100	100	100
Alon Nacshon Restaurant Ltd.	100	100	100	(3,595)	13,619
Alon Natural Gas Exploration Ltd.	100	100	100	8,000

Proportionately consolidated corporations:
N.Z.M. Trade Ltd.	50	50	50	2,306	1,570
Izrael – Alon Holdings Ltd.	50	50	50		1,940
Avrech-Alon Gas Stations Ltd.	50	50	50	12,865			3,000
Dor HaEmek Ltd.	50	50	50	2,557
Alon – Hazera Holdings Ltd.	50	50	50		203
Dor Energy Modi’in (2004) Ltd.	50	50	50	5,466			1,078
Alonei Hayam Holdings Ltd.	45	50	50		6,125
Nir Eliahu – Alon Holdings Ltd.	50	50	50
Hanegev Alon Partnership Operations and Management	50	50	50	505			200
Ma’aleh Zfat Ltd.	50	50	50	(23)	1,334
Kadarim – Alon Holdings Ltd.	49	50	50	180	4,883
Blue Square Dor Alon Partnership Club (registered partnership)	25	25	25
Dor Shfaram Eved Elkader	50	50	50	323
DAN (Unregistered partnership)	50	50	50
Associated company -
Mercury Aviation (Israel) Ltd.	31.25	31.25	31.25	1,660		2,590	313

104

DOR ALON ENERGY IN ISRAEL (1988) LTD.

INTERIM FINANCIAL INFORMATION

(Unaudited)

AT MARCH 31, 2010

DOR ALON ENERGY IN ISRAEL (1988) LTD.

INTERIM FINANCIAL INFORMATION

(Unaudited)

AT MARCH 31, 2010

Page
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS -
IN NEW ISRAELI SHEKELS (NIS):
Statement of financial position	2-3
Statement of income	4
Statement of comprehensive income	5
Statement of changes in shareholders' equity	6
Statement of cash flows	7-8
Notes to condensed consolidated financial statements	9-16

DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT MARCH 31 2010

	March 31		December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
	NIS in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	60,050	111,120	49,305
Short-term deposits	124,418	124,195	112,788
Financial assets at fair value through profit or loss	92,309		92,015
Available for sale financial assets	23,696
Income tax receivable	28,177	57,519	39,651
Derivative financial instruments	5,988		9,572
Accounts receivable:
Trade	872,204	736,443	897,545
Other	54,493	64,760	60,072
Interested parties	27,761	20,560	26,070
Inventories	116,917	92,689	120,713
Total current assets	1,406,013	1,207,286	1,407,731

NON-CURRENT ASSETS:
Loans receivable (net of current maturities)	129,917	104,367	101,951
Investments in associated companies	1,415	1,630	1,654
Derivative financial instruments	5,577	1,566	4,040
Available for sale financial assets	34,832
Long-term investments and long-term receivables	29,048	33,061	25,233
Property, plant and equipment, net of depreciation	908,833	*870,744	*868,092
Intangibles	173,227	173,531	173,702
Petroleum and gas assets		36,874	62,046
Exploration and evaluation assets		4,739	4,739
Deferred income taxes	17,700	15,302	11,758
Total non-current assets	1,300,549	1,241,814	1,253,215
TOTAL ASSETS	2,706,562	2,449,100	2,660,946

Itzhak Badar	David Wiessman	Israel Yaniv	Zeev Cohen
Joint Chairman	Joint Chairman of	Chief Executive	Chief Financial
of the Board of Directors	The Board of Directors -	Officer	Officer
Active

Date of approval of the financial statements: May 26, 2010.

2

	March 31		December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
	NIS in thousands

Liabilities and equity
CURRENT LIABILITIES:
Credit, short-term loans and current maturities of long-term loans	400,823	416,696	391,869
Current maturities of debentures	144,124	171,600	178,451
Deposits from customers	31,171	30,313	31,004
Derivative financial instruments	3,828	346	543
Accounts payable and accruals:
Trade	342,251	282,055	351,976
Other	184,670	178,709	177,136
Interested parties	110,275	80,480	67,800
Dividend payable	25,000
Income taxes payable	3,237	1,952	979
Provisions for other liabilities	10,991	12,194	11,793
Total current liabilities	1,256,370	1,174,345	1,211,551
LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	334,310	303,151	359,017
Debentures, net of current maturities	662,892	497,417	668,109
Debentures convertible into shares, net of current Maturities	55,761	166,443	91,881
Employee rights upon retirement, net	2,261	2,665	2,445
Derivative financial instruments	301	10,577	152
Liabilities in respect of warrants		29
Provisions for other liabilities	715	4,300	712
Deferred income taxes	464	648	499
Total long-term liabilities	1,056,704	985,230	1,122,815

TOTAL LIABILITIES	2,313,074	2,159,575	2,334,366

EQUITY ATTRIBUTED TO COMPANY SHARHEOLDERS:
Share capital	26,638	25,953	25,953
Capital surplus	307,612	242,489	240,985
Retained earnings	103,688	65,105	104,092
Less- cost of company shares held by the company and by a subsidiary	(44,450)	(44,022)	(44,450)
Total equity	393,488	289,525	326,580
Total equity and liabilities	2,706,562	2,449,100	2,660,946

*  Reclassified (see note 3a3)).

The accompanying notes are an integral part of the financial statements.

3

DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010

	Three months ended March 31		December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
	NIS in thousands
CONTINUED OPERATIONS
SALES	1,646,186	1,359,148	6,246,905
LESS – government levies	653,224	574,021	2,543,303
NET SALES	992,962	785,127	3,703,602
COST OF SALES	805,291	616,797	2,921,593
GROSS PROFIT	187,671	168,330	782,009

SELLING AND MARKETING EXPENSES	139,417	125,413	553,574
GENERAL AND ADMINISTRATIVE EXPENSES	10,703	9,815	42,844
OTHER EXPENSES (INCOME) - net	(28)	(57)	2,610
INCOME FROM ORDINARY OPERATIONS	37,579	33,159	182,981
FINANCIAL INCOME	9,543	12,084	27,107
FINANCIAL EXPENSES	24,232	19,965	132,582
FINACIAL EXPENSES - net	14,689	7,881	105,475
SHARE IN PROFITS OF ASSOCIATED COMPANIES – net	12	62	80
INCOME BEFORE TAXES ON INCOME	22,902	25,340	77,586
TAXES ON INCOME	5,170	7,132	19,924
INCOME FOR THE PERIOD FROM CONTINUED OPERATIONS	17,732	18,208	57,662
DISCONTINUED OPERATIONS (see note 4)
INCOME FOR THE PERIOD FROM DISCONTINUED OEPRATIONS	25,503
INCOME FOR THE PERIOD ATTRIBUTED TO COMPANY'S SHAREHOLDERS	43,235	18,208	57,662

NET INCOME PER SHARE ATTRIBUTED TO COMPANY'S SHARHEOLDRS (NIS):
Basic:
From continued operations	1.28	1.36	4.30
Net income per share	3.12	1.36	4.30
Fully diluted:
From continued operations	1.28	1.36	4.30
Net income per share	2.98	1.36	4.30

The accompanying notes are an integral part of the financial statements.

4

DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010

	Three months ended March 31		December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
	NIS in thousands
Net income for the period	43,235	18,208	57,662
Other comprehensive losses:
Actuarial losses in respect of liability
for employee rights upon
retirement – net of taxes			(467)
Revaluation of available for sale
financial assets, net of taxes	(4,405)
Translation differences reserve	1,504		(1,504)
Other comprehensive loss for the
period, net of taxes	(2,901)		(1,971)
Total comprehensive income	40,334	18,208	55,691

The accompanying notes are an integral part of the financial statements.

5

(Continued) - 1
DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THREE-MONTH PERIOD ENDED MARCH 31, 2010
	Equity attributed to company shareholders
			Cost of company
			shares held by the
	Ordinary	capital	company and by a	Retained
	shares	surplus	subsidiary	earnings	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2010 (audited)	25,953	240,985	(44,450)	104,092	326,580
CHANGES DURING THE 3 MONTHS ENDED MARCH 31, 2010 (unaudited):
Transactions with shareholders:
Conversion of convertible debentures	685	69,528			70,213
Dividend in kind (see note 4)				(18,639)	(18,639)
Dividend declared				(25,000)	(25,000)
Total transactions with shareholders	685	69,528		(43,639)	26,574
Total comprehensive income for the three-month period ended
March 31 ,2010		(2,901)		43,235	40,334
BALANCE AT MARCH 31, 2010 (unaudited)	26,638	307,612	(44,450)	103,688	393,488

BALANCE AT JANUARY 1, 2009 (audited)	25,953	242,489	(44,022)	46,897	271,317
CHANGES DURING THE 3 MONTHS ENDED MARCH 31, 2009 (unaudited):
Total comprehensive income for the 3 months ended March 31, 2009				18,208	18,208
BALANCE AT MARCH 31, 2009 (unaudited)	25,953	242,489	(44,022)	65,105	289,525

BALANCE AT JANUARY 1, 2009 (audited)	25,953	242,489	(44,022)	46,897	271,317
CHANGES IN 2009 (audited):
Transactions with shareholders:
Purchase of company shares			(428)		(428)
Total comprehensive income for the year		(1,504)		57,195	55,691
BALANCE AT DECEMBER 31, 2009	25,953	240,985	(44,450)	104,092	326,580

The accompanying notes are an integral part of the financial statements.

6

Continued – (1)
DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010

	3 months ended
	March 31		December
	2010	2009	31, 2009
	(Unaudited)		(Audited)
	NIS in thousands
Cash flows from operating activities before taxes on
income(a)	111,103	128,734	212,658
Income taxes received (paid) - net	9,337	(6,763)	849
Net cash provided by operating activities	120,440	121,971	213,507

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(54,159)	(17,721)	(80,054)
Proceeds from sale of property, plant and equipment	85	326	5,856
Costs charged to intangibles	(356)	(392)	(3,792)
Investment in natural gas exploration*	(168)	(6,660)	(33,333)
Short-term deposit – net	(11,630)	(15,774)	(4,367)
Investment in financial assets at fair value through profit
or loss – net	979		(91,620)
Acquisition of available for sale securities	(29,877)
Long-term loans granted	(474)	(16,676)	(26,359)
Acquisition of controlling rights in proportionately
consolidated entity (b)	134
Repayment of long-term loans granted	10,079	5,243	19,437
Interest received	2,691		4,856
Net cash used in investing activities	(82,696)	(51,654)	(209,376)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid			(428)
Long-term loans received	48		119,501
Repayment of long-term loans	(24,944)	(18,416)	(94,670)
Proceeds from issuance of debentures net of issuance costs			217,044
Repayment of debentures	(2,212)	(2,136)	(164,524)
Receipt of short-term loans	8,434	46,869	17,117
Interest paid	(12,069)	(8,878)	(73,155)
Net cash provided by (used in) financing activities	(30,743)	17,439	20,885
INCREASE IN CASH, CASH EQUIVALENTS
AND BANK OVERDRAFT	7,001	87,756	25,016
BALANCE OF CASH, CASH EQUIVALENTS AND
BANK OVERDRAFT AT BEGINNING OF
PERIOD	47,058	22,042	22,042
BALANCE OF CASH, CASH EQUIVALENTS AND
BANK OVERDRAFT	54,059	109,798	47,058

*  As to discontinued operation, see note 4.

7

Concluded – (2)

DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010

	3 months ended		Year ended
	March 31		December
	2010	2009	31, 2009
	(Unaudited)		(Audited)
	NIS in thousands
(a) Cash flow generated from operations
Income before taxes on income, including discontinued operation	48,405	25,340	77,586
Adjustments in respect of:
Profit recognized from sale of holdings in partnership – net of taxes
(see note 4)	(25,503)
Share in profits of investees net of dividend received there from - net	238	257	233
Depreciation and amortization	20,638	20,148	85,990
Liability for employee rights upon retirement – net	(184)	(388)	(1,192)
Capital loss (gain)	(28)	(57)	860
Loss (gain) on change in fair value of derivative financial
Instruments	5,481	(6,555)	(28,796)
Gain from change in fair value of financial instruments at fair
value through profit or loss	(1,273)		(457)
Interest received	(2,691)		(4,856)
Interest paid	12,069	8,878	73,155
Linkage differences on principal of long-term loans granted	1,499	(3,766)	(3,692)
Linkage differences on principal of long-term loans received	(3,041)	(2,920)	13,699
Linkage differences and amortization of discount in respect
of debentures and convertible debentures	(3,238)	980	49,305
	52,372	41,917	261,835
Changes in operating assets and liabilities items:
Increase in long-term deposits received from customers	167	(412)	279
Decrease (increase) in accounts receivable:
Trade	25,566	25,822	(134,737)
Interested parties and other	(10,192)	(12,749)	(14,799)
Increase (decrease) in accounts payable and accruals:
Trade	(9,785)	(5,699)	64,222
Interested parties, provisions and other	48,962	33,970	17,997
Decrease in inventories	4,013	45,885	17,861
	58,731	86,817	(49,177)

Cash flows from operating activities before taxes on income – net	111,103	128,734	212,658
(b) Purchase of rights in a proportionately consolidated entity:
Working capital (excluding cash and cash equivalents)	(2,880)
Property, plant and equipment	(5,284)
Loans and long-term receivables	8,298
	134

(c) Supplementary information on financing activities not involving cash flows for the 3 month period ended March 31, 2010:
Dividend in kind (NIS 18,639) – see note 4 below
Conversion of debentures into shares – NIS 70, 213 thousands – see note 6a below
Dividend declared (NIS 25,000 – see note 6b below).

The accompanying notes are an integral part of the financial statements.

8

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
AT MARCH 31, 2010
(UNAUDITED)

NOTE 1 – GENERAL

Dor Alon Energy Israel (1988) Ltd. (hereafter - the company) is engaged in purchasing of oil products, lubricants and gas and marketing those products using tank cars, direct flow and filling stations directly and through investee companies (hereafter – the group).  The company is also engaged in the erection and activation of filling stations and commercial areas as well operating branches of retailer selling product for private consumption in the Tel-Aviv area. In 1991, the company was recognized as an “oil company” and subsequently was authorized to participate in the national energy market. As to segment data, see note 5.

The company is under control and ownership of Alon Israel Oil Company Ltd. (hereafter – Alon or the parent company).
The company is a limited public company, which was incorporated in Israel and is Israeli resident.
The main stock exchange in which the company's shares are quoted is the Tel-Aviv Stock Exchange.

NOTE 2 – BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The interim condensed consolidated financial information of the group as of March 31, 2010 and for the 3-month period ended on that date (hereinafter - the interim financial information) was prepared in accordance with International Accounting Standard No. 34 - "Interim Financial Reporting" (hereafter – "IAS 34") and accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. The interim financial information should be read in conjunction with the annual financial statements as of December 31, 2009 and for the year ended on that date and with the notes thereto, which were all prepared in accordance with International Financial Reporting Standards (hereafter – "IFRS") and included the additional disclosure required under the Securities (Annual Financial Statements) Regulations, 2010.
The interim financial information is reviewed; it is not audited.

NOTE 3 – PRINCIPAL ACCOUNTING POLICIES:

The principal accounting policies and calculation methods used in preparation of the interim financial information are consistent with those used in preparation of the annual financial statements as of 31 December 2009 and for the year then ended, except as described below.

Income tax for interim period is included based on the best management's estimate of the weighted average annual income tax rate expected for the full financial year.

9

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
AT MARCH 31, 2010
(UNAUDITED)

NOTE 3 – PRINCIPAL ACCOUNTING POLICIES (continued):

a.	Standards and interpretations to existing standards that came into effect and are effective for reporting period commencing on January 1, 2010:

1.
IAS 27 (Amended) – Consolidated and Separate Financial Statements (hereafter – IAS 27R) (in effect commencing July 1, 2009). IAS27R requires that the effects of all transactions with non-controlling interest to be recorded in equity if there is no change in control and accordingly, no further goodwill or income (loss) would arise from these transactions. IAS27R also discusses the accounting treatment applied upon loss of control in investee.  Any retained equity interests in the investee are to be remeasured to fair value and the resulting gain or loss is recognized in profit or loss.  The group implements IAS27R prospectively with respect of transactions with non-controlling interest, commencing January 1, 2010.  As to loss of control in partnership held by the company during the 3-month period ended March 3,1 2010, see note 4 below.

2.	IFRS 3 (revised), ‘Business combinations’ (effective from 1 July 2009).

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through profit or loss. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group applies IFRS 3 (revised) prospectively to all business combinations from 1 January 2010.

3.
Amendment of International Accounting Standard No. 17 – "Leases" – (hereafter – "the amendment to IAS 17").  The said amendment is part of the annual improvements project of the IASB published in April 2009.  This Amendment deletes the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. In accordance with the amendment to IAS 17, the requirement to automatically classify lease of land as operating lease in any case where it is not expected that title would be passed to the lessee at the end of the lease period, is cancelled.  Accordingly, the lease of land would be classified as either "finance" or "operating" lease based on the standard criteria for classification of leases in accordance with IAS 17. The amendment is applied retroactively for annual periods commencing January 1, 2010 or thereafter.  The group applies the amendment to IAS 17 retroactively, commencing January 1, 2010.

The group is a party to several land lease contracts with the Israel Land Administration (hereafter – land leased from the land administration) as well as lease contracts concerning privately owned land.  Through the 2009 financial statements, the group classified the land leased from the land administration and the leases of privately owned land as operating leases; (this, since there was not an option to acquire the land or transfer the ownership in the land to the group at the end of the lease period).  In light of the above amendment to IAS 17, the group reconsidered the classification of land leased from the land administration and land leased from private land owners and reached the conclusion that at date of entering into the lease contracts with the land administration, the present value of the minimal lease payments of its land administration land was significantly close to the full fair value of the lease land and accordingly the company should reclassify the lease of the said land as financial leases.  Accordingly, the company amended the accounting treatment applied to land leased from the land administration, with retroactive effect.

10

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
AT MARCH 31, 2010
(UNAUDITED)

NOTE 3 – PRINCIPAL ACCOUNTING POLICIES (continued):

As to leases of land from private land owners, in cases where the terms of the lease are significantly shorter that the terms of the lease in leases of land from the land administration, group management reached the conclusion that these leases do not meet the definition of financial leases under the provisions of IAS 17; therefore, the group continues to present such leases as operating lease.
In light of the above, due to the first time application of the amendment to IAS 17, the company reclassified a total of NIS 66,326 thousands and NIS 75,432 thousands in the statement of financial position as of March 31, 2009 and December 31, 2009, respectively, from "prepaid expenses in respect of operating lease" to "property, plant and equipment".
Also, as of March 31, 2010, a total of NIS 86,093 thousands is included under "property, plant and equipment"; this amount used to be reported under "prepaid expenses in respect of operating lease" hand it not been under the scope of the amendment to IAS 17.

4.
As explained in the group's annual financial statements, there are additional of new standards, amendments to existing standards, and interpretations, which came into effect and are mandatory for reporting periods starting January 1, 2010, but their first time application does not have a material effect on the financial information of the group for the interim period (including comparative figures).

b.	New standards and amendments to additional existing standards that are not yet effective and have not been early adopted by the group were specified in the group's 2009 annual financial statements.

NOTE 4 – TRANSFER OF GAS EXPLORATION OPERATIONS TO A RELATED COMPANY
a)
Through the end of 2009, the company was engaged in investments in the field of exploration and production of oil and natural gas in Israel mainly through holding 95% of the rights in the partnership Dor Natural Gas Explorations – Limited Partnership (hereinafter – “the partnership”).  The remaining 5% in the partnership are held by another wholly owned subsidiary of the company Dor Alon Gas Technologies Ltd.

On September 30, 2009, the company and Alon Natural Gas Exploration Ltd. - (hereafter - Alon Gas Exploration) entered into an agreement (hereafter – the split agreement) for the transfer of 95% of the company's rights in the partnership, which were held directly by the company till the beginning of 2010.  The parties also agreed that the investments in exploration of oil and natural gas for the period from September 30 through the completion of the split agreement would be financed for Alon Gas Exploration by the company. Also, the under the split agreement, the company would transfer Alon Gas Exploration all of company's liabilities relating to investment in the partnership, in effect as from September 30, 2009, including the liabilities for continued investment in gas exploration in accordance with the partnership liabilities in connection with the license and drillings to which it is a partner. Also, under the split procedure, it was agreed that the company would extend Alon Gas Exploration a loan.

11

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
AT MARCH 31, 2010
(UNAUDITED)

NOTE 4 – TRANSFER OF GAS EXPLORATION OPERATIONS TO A RELATED COMPANY (continued):

In January 2010, the company and Alon Gas Exploration published a prospectus for the distribution of all Alon Gas Exploration shares held by the company and constituting all the issued and paid share capital of Alon Gas Exploration to its shareholders and for the listing of this shares for trade in the Tel-Aviv Stock Exchange (hereafter – the Stock Exchange), as well as for the issuance to the public of 537,000 new Alon Gas Exploration shares.  In February 2010, the shares of Alon Gas Exploration were listed in the Stock Exchange.

Subsequent to fulfillment of all the pending conditions for performance of the split agreement, including, inter alia, receipt of the approval of the Income Tax Authority for the split in accordance with the provisions of Section 105(a)(1) of the Income Tax Ordinance (New Version), 1961 (hereafter – the Income Tax Ordinance), in February 2010 the oil and natural gas exploration operations were transferred to Alon Natural Gas Exploration and Alon Natural Gas Exploration's shares were distributed as dividend in kind to company's shareholders.

Subsequent to the transfer of operations to Along Gas Exploration, the group holds 5% of the rights as a limited partner – through Dor Alon Gas Technologies Ltd.

b)	The effect of the transactions described above on the condensed consolidated financial statements for the three months ended March 31, 2010 is in accordance with the provisions of IAS 27R, as follows:

1)
Recognition of dividend in kind in the total amount of NIS 18,639 thousands, net of taxes as a decrease in the retained earnings of the company, in accordance with the net carrying amount of the partnership's assets and liability that were written off and net of loan to Alon Gas Exploration, as follows:

NIS in thousands
Accounts receivable	8,000
Evaluation and exploration oil and gas assets	57,904
Deferred income taxes	(12,388)
Loan to Alon Gas Exploration	(34,877)
18,639

*  The loan is linked to the CPI and bears interest of 5%.

2)	Recognition of remaining investment – holdings of 5% in the partnership rights, in accordance with the fair value of this investment as of the date of losing control in the partnership.

The evaluation technique used by the company to measure the fair value of the remaining investment in the partnership uses the quoted price of Alon Gas Exploration in an active market, after making the adjustments including an additional liability and net of assets of Along Gas Exploration.

12

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
AT MARCH 31, 2010
(UNAUDITED)

NOTE 4 – TRANSFER OF GAS EXPLORATION OPERATIONS TO A RELATED COMPANY (continued):

3)
Transfer to consolidated statement of income of the balance of translation differences in the total amount of NIS 1,504 thousands in respect of the holding in the partnership; through that date, this balance was included in the other comprehensive income.

4)	Recognition of the differences that was created – NIS 33,839 thousands – as income in the condensed consolidated statement of loss, net of the tax effect of NIS 6,832 thousands.

c)
The oil and gas exploration and production activities constitute a principal business operation that is separate from the company's other operations.  Therefore, the company presents its operations in the field of exploration and production of oil and gas in the statement of loss for the 3 month ended March 31, 2010 as a discontinued operation. The "discontinued operation" item included in the condensed statement of income is as follows:

3 months ended March 31, 2010
(Unaudited)
NIS in thousands
Translation differences	(1,504)
Income recognized from disposal of 95%
of holdings in the partnership (see above)	33,839
Taxes on income	(6,832)
25,503

The cash flow from investing activities item in the statement of cash flows includes an investment in natural gas exploration in the total amount of NIS 168 thousands, NIS 6,660 thousands and NIS 33,333 thousands for the three month periods ended March 31, 2010, 2009 and for the year ended December 31, 2009, respectively.
The said cash flows are attributed to discontinued operation.

d)
After loss of control in the partnership, the company classified the 5% holdings in the partnership as an available for sale financial statements; this, under the provisions of IAS 39 – "Financial Assets: Recognition and Measurement".  The measurement of the fair value of an investment on each statement of financial position date is based on the evaluation technique described in b above.

13

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
AT MARCH 31, 2010
(UNAUDITED)

NOTE 5 - SEGMENT REPORTING:

The group's chief operating decision makers review the company's internal reports in order to evaluate performance and allocate resources.  Group management has set the operating segments based on these reports.

The chief operating decision makers review the performances of the operating segments based on the operating profit.

This measurement basis is not affected by one-off expenses in the operating segments, such as legal fees and impairment of assets where the impairment is a result of a one-off event. Administrative and general expenses of Head Quarters operations, and financial income and expenses are not included in the results of each of the operating segments.

14

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
AT MARCH 31, 2010
(UNAUDITED)

NOTE 5 - SEGMENT REPORTING (continued):

Additional data provided to the chief operating decision makers except the data provided below is measured in a manner that corresponds the method of measurement used in the financial statements.

	Fueling and
	Commercial	Direct	Jet fuel	Total
	Sites	marketing	marketing	consolidated
	NIS in thousands
Three months ended March 31, 2010 (unaudited):
Segment revenues	1,164,371	438,357	43,458	1,646,186
Less – government levies	533,513	119,711	-	653,224
Net segment revenues	630,858	318,646	43,458	992,962
Segment profit	32,616	11,967	542	45,125
Unallocated corporate expenses				(7,546)
Operating profit				37,579
Financial income				9,543
Financial expenses				24,232
Share in profits of associated companies - net				12
Income before taxes on income				22,902

Three months ended March 31, 2009 (unaudited):
Segment revenues	902,987	383,132	73,029	1,359,148
Less – government levies	447,121	126,900	-	574,021
Net segment revenues	455,866	256,232	73,029	785,127
Segment profit	31,863	6,883	577	39,323
Unallocated corporate expenses				(6,164)
Operating profit				33,159
Financial income				12,084
Financial expenses				19,965
Share in losses of associated companies – net				62
Income before taxes on income				25,340

Year ended December 31, 2009 (audited):
Segment revenues	4,313,859	1,690,703	242,343	6,246,905
Less – government levies	1,999,675	543,628	-	2,543,303
Net segment revenues	2,314,184	1,147,075	242,343	3,703,602
Segment profit	170,158	38,096	4,267	212,521
Unallocated corporate expenses				(29,540)
Operating profit				182,981
Financial income				27,107
Financial expenses				132,582
Share in losses of associated companies – net				80
Income before taxes on income				77,586

15

DOR ALON ENERGY IN ISRAEL (1988) LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
AT MARCH 31, 2010
(UNAUDITED)

NOTE 6 – EVENTS IN THE REPORTED PERIOD

a.
During the period January 27, 2010 through February 7, 2010, holders of Series A debentures of the company converted NIS 57,813,625 par value of Series A debentures into 685,158 ordinary company shares.  As a result of the said conversions, the issued and paid share capital of the company increased from 15,809,720 ordinary shares to 16,494,878 ordinary registered shares of NIS 1 par value each (including 2,388,098 dormant shares held by the company).

In light of the above, the company charged to its shareholders equity an amount of NIS 70,213 thousands, as against a liability in respect of convertible debentures.

b.
On March 17, 2010, the Board of Directors of the company resolved to distribute a final cash dividend out of retained earnings as of December 31, 2009, in the total amount of NIS 25,000 thousands, payable on April 13, 2010.

16

Annex D

Directors' Reports of the State of the Company’s Affairs

For the Year Ended December 31, 2009	D-2

For the Three Months Ended March 31, 2010	D-29

  Dor Alon Energy in Israel (1988) Ltd.

  Directors' Report of the State of the Company’s Affairs for the year ended December 31, 2009

The following is an unofficial translation from Hebrew of the report issued by the Board of Directors of Dor Alon on March 17, 2010 with respect to the state of affairs of Dor Alon for the year ended December 31, 2009.1

Directors' Report of the State of the Company’s Affairs
for the year ended December 31, 2009

General

The Company, its subsidiaries and affiliated companies (“the Group”) are engaged in developing, setting up and operating fueling and commercial sites and independent convenience stores and the marketing and supply of fuel and other products through the fueling stations and convenience stores, and in direct marketing of distillate and gasoline products to customers.

During September 2009, the Company raised NIS 220 million in a Series C and D debenture issue pursuant to a shelf offering of the Company from September 6, 2009 that was published under a shelf prospectus of the Company, dated August 20, 2009.  Both Series of the debentures were rated A2 by Midroog Ltd.

On September 30, 2009, the Company and Dor-Alon Gas Technologies Ltd. ("Dor Gas"), entered into an agreement for the transfer of Company shares that were held by Dor Gas, to the Company. This share transfer received the approval of the Tax Authority on January 26, 2010 to the effect that the transfer of the shares held by Dor Gas to the Company will be made in accordance with section 104C of the Income Tax Ordinance. These are dormant shares (by virtue of section 308(a) of the Companies Law) and confer no rights in equity, dividend, or voting rights, and Dor Alon was not entitled to the distribution of Company shares in respect thereof.

In January 2010, the Company completed the transfer of its activity in the field of gas exploration to Alon Natural Gas Exploration Ltd., (“Alon Gas Exploration”).

Company segments:

The Company has three operating segments (for details, see Note 24 of the Company's financial statements for the year ended December 31, 2009):

Fueling and commercial sites segment - Activity in this segment includes the development, erection and operation of fueling and commercial sites and convenience stores, and independent convenience stores and internal fuel stations, marketing and supply of fuel and other services and products through the fueling and commercial sites,  the independent convenience stores and internal filling stations (“Fueling and Commercial Sites Segment”).

Direct marketing segment. The activity in this segment includes the direct marketing, not through fuel stations, of fuel products to institutional, industrial and private customers.

[1] Cross-references in this Directors' Report to Dor Alon's annual report filed in Hebrew with the Israel Securities Authority have been deleted.

Jet fuel Marketing (“JF Segment”). The activity in this segment comprises marketing jet fuel to civilian airline companies and investment in a company that provides aviation services.

Principal data taken from the description of the Company’s business

Volatility in fuel prices. The main factors influencing the prices of fuel products in Israel are the prices of the petroleum products in the Mediterranean Basin, currency exchange rates and excise levied on the sale of fuel products in Israel. In recent years, significant fluctuations occurred in fuel prices in Israel and throughout the world. During the first nine months of 2008, there was a significant increase in fuel products prices: in the fourth quarter of 2008 and at the beginning of the first quarter of 2009, fuel prices decreased. Towards the end of the first quarter and during 2009, fuel prices increased again. Changes in fuel prices have a direct effect on the Company’s financial results. An increase/decrease in fuel prices influences the Company’s gross profit, overall working capital and the Company’s financing expenses.

Increase in excise cost. The excise component in the prices of gasoline, diesel and gasoil  is extremely significant. Excise is levied on fuel companies directly at the time the fuel is distributed to fuel stations or end customers;  generally on 10 days' credit terms, while the number of credit days granted by the Company to its customers is substantially higher. In 2006 to 2009, the excise rate on diesel oil was significantly increased. The increase of the excise rates may potentially increase the Company’s exposure to customer credit and also increase its financing expenses. Additionally, in May 2009, excise rates on petroleum were increased by NIS 0.3 plus VAT per liter. As of the date of the Report, this change has had no material effect on the Company’s revenues.

Supply to the Palestinian Authority. Supplies of the Company to the Gaza Strip were affected in the first nine months of 2009 both by the restrictions that were imposed by the Ministry of Defense as well as the Military Operation Cast Lead campaign that took place in the first quarter of 2009, as a result of which the Company’s sales to the Palestinian Authority decreased. The Company’s gross profitability was harmed as a result of the decrease in fuel prices during the period of the operation. As of July 2009, the Company was allowed to renew the supply of gasoline and diesel fuel to the Palestinian Authority, subject to quantity restrictions imposed by the Ministry of Defense. As of the date of the Report, the Company supplied quantities that are relatively small compared to previous years.

Transfer of the oil exploration activity from the Company to Alon Gas Exploration. In September 2009, the Company’s gas exploration activity was transferred to Alon Gas Exploration by way of a split. As part of the split, the Company transferred to Alon Gas Exploration 95% of the rights in the limited partnership - Dor Gas Exploration LP, which is engaged in natural gas exploration. In addition, as part of the split, and in accordance with a prospectus published by the Company and Alon Gas Exploration on January 29, 2010, the Company distributed to the Company's shareholders all the Alon Gas Exploration shares that had been held by it, which constituted the entire issued and paid share capital of Alon Gas Exploration.

Analysis of the financial statements for the years ended December 31, 2008 and 2009

The financial statements include the results of the Company and its subsidiaries.

Results of operations for the year ended December 31, 2009 compared with the year ended December 31, 2008

Condensed data

Gross Sales - amounted to NIS 6,247 million, a decrease of 17.1% compared with the corresponding period in the previous year.

Gross profit - amounted to NIS 782 million, an increase of 1.5% compared with the corresponding period in the previous year.

Profit from operating activities - amounted to NIS 183 million, a decrease of 12.1% compared with the corresponding period in the previous year.

Net profit - amounted to NIS 57.7 million, an increase of 66.9% compared with the corresponding period in the previous year.

Explanations of the changes between the periods

Sales. Total sales (including excise tax) decreased in 2009 by 17.1% compared with the corresponding period in the previous year. Most of the decrease resulted from a decrease in fuel products prices and a decrease in sales to the Palestinian Authority and in jet fuel sales.

Net sales. Net sales (net of excise tax) (“Net Sales”) decreased by 30.6% in 2009 compared with the corresponding period in the previous year.

Net sales in the Fueling and Commercial Sites Segment decreased by 21.6% in 2009 compared with the corresponding period in the previous year. Most of the decrease was due to a decrease of the fuel prices between the periods that was offset by an increase in the sales volume in the Company’s fuel stations network as a result of the opening of new fuel stations in 2009, the opening of new convenience stores in and outside the fuel stations, and the full effect on the revenues of fuel stations and convenience stores that were opened during 2008.

Net Sales in the direct marketing segment decreased by 33.8% in 2009 compared with the corresponding period in the previous year. Most of the decrease  was due to a decrease in the fuel prices and a decrease in the quantitative sales volume to the Palestinian Authority.

In the jet fuel marketing segment, Net Sales decreased by 62.9% in 2009 compared with the corresponding period in the previous year. The decrease mainly resulted from a decrease in fuel prices and a decrease in sales to a large customer between the periods.

Gross profit. Gross profit in 2009 increased by 1.5% compared with the corresponding period in the previous year. Gross profit in 2009 accounted for 21.1% of total Net Sales compared with 14.4% in the corresponding period in the previous year (see the explanation below).

The increase in the rate of gross profit between the periods was mainly due to additional sales by the Company in the AM:PM chain of stores, and an increase in the sales volume in the fueling sites. In addition, gross profit was affected by an increase in the fuel prices between the periods.

The increase in gross profit rates between the periods was due to the fact that the marketing and supply margins of the Company’s fuel products are set in New Israeli Shekels per kilo/ton and are not linked to changes in fuel prices. During 2009, fuel prices decreased compared to the corresponding period in the previous year, causing an increase in the gross profit rate.

Marketing, administrative and general expenses. In 2009, these expenses increased by 6.1% compared with the corresponding period in the previous year. The increase was mainly due to additional marketing expenses resulting from the opening of new gas stations in 2009, the opening of new convenience stores and the full impact of the Company’s expenses in connection with gas stations and convenience stores that were opened during 2008.

Profit from operating activities. In the fueling and commercial sites segment, a 5.8% decrease occurred in 2009, compared with the corresponding period in the previous year. The decrease in operating profit between the periods resulted from the transfer of fueling and commercial sites to self-service operation and the accelerated opening of convenience stores in the filling stations and of independent stores during 2008 and 2009 which caused an increase in operating expenses immediately upon the date of the opening of the stores. The effect of the stores' sales is fully reflected after a growth period that is expected to continue for more than a year.

In the direct marketing segment, operating profit decreased by 29.2% in 2009 compared with the corresponding period in the previous year. The decrease between the periods resulted mainly from the decrease in sales volume to the Palestinian Authority.

In the jet fuel marketing segment, operating profit increased by 10.7% in 2009 compared with the corresponding period in the previous year. The increase in operating profit resulted from a decrease in fuel products prices in 2008; also, the operating profit in this segment was affected by changes in the dollar exchange rate.

Net financing expenses. In 2009, financing expenses decreased by 33.1% as compared with the corresponding period in the previous year, mainly resulting  from a decrease in the interest between the periods as well as from Consumer Price Index (the "CPI") hedging activities performed by the Company.

Net earnings. In 2009, total net earnings amounted to approximately NIS 57.7 million, an increase of 67% compared with the corresponding period in the previous year.

Financial position, liquidity and financing sources

Assets. As of December 31, 2009, total current assets amounted to approximately NIS 1,408 million constituting approximately 53% of total assets, compared with approximately NIS 1,170 million that accounted for approximately 48.9% of total assets as of December 31, 2008. The increase was due to mainly to an increase in cash and financial assets as a result of issuance of debenture by the Company during September 2009 and an increase in the trade receivables balance resulting from an increase in fuel prices.

The depreciated balance of property, plant and equipment as of December 31, 2009 amounted to approximately NIS 793 million, constituting approximately 29.7% of total assets, compared with the depreciated balance as of December 31, 2008 which totaled NIS 805 million, constituting 33.6% of total assets.

Liabilities. Current liabilities as of December 31, 2009 amounted to approximately NIS 1,212 million and constituting approximately 45.6% of the total balance sheet, compared with current liabilities of approximately NIS 1,115 million that accounted for approximately 46.6% of total liabilities as of December 31, 2008. The increase in current liabilities resulted from an increase in liabilities to suppliers and institutions as a result of an increase in fuel prices between the periods.

Equity Capital. Total shareholders' equity of the Company as of December 31, 2009 amounted to NIS 326.6 million, constituting 12.3% of the total balance sheet compared with approximately NIS 271.3 million that accounted for 11.3% as of December 31, 2008.

Financing sources. The Company’s current operations are financed by short-term bank loans. Long-term liabilities (loans and debentures) amounted to NIS 1,119 million on December 31, 2009 compared with NIS 987 million on December 31, 2008. The increase was due to the issuance  of debentures that was offset by the repayment of debentures and long-term loans.

Liquidity. The current ratio as of December 31, 2009 was 1.16 and the quick ratio was approximately 1.06, compared with 1.05 and 0.93, respectively, on December 31, 2008..

Net cash from operating activities in 2009 amounted to NIS 213 million compared with a cashflow from operating activities amounting to NIS 323 million in the corresponding period in the previous year. The decrease in net cash flows from operating activities between the periods was mainly due to a change in the Company’s net working capital as a result of an increase in fuel prices in the previous quarter of 2009 compared with fuel prices in the previous quarter of 2008.

Net cash used in investment activity in 2009 increased by NIS 112 million compared with the corresponding period in the previous year. Most of the increase was due to an investment in marketable securities.

Net cash resulting from financing activity in 2009 amounted to approximately NIS 21 million compared with net cash totaling NIS 237 million that was used for financing activity in the corresponding period in the previous year. The increase between the periods was mainly due to the issuance of debentures in the sum of NIS 217 million (net) by the Company in 2009; this issuance was offset in part by a  repayment of debentures. In 2008, the Company received a short-term loan amounting to approximately NIS 158 million and paid dividends of approximately NIS 91 million.

Exposure to market risks and management of those risks

The exposures to the market risks described below include exposures of the Company and its subsidiaries to these risks.

The Company’s exposure policy is determined and controlled by the Company’s management. The management of the market risks is under the responsibility of the Company’s CFO, Mr. Ze’ev Cohen (“CFO”).

The CFO performs ongoing activities to maintain the Company’s foreign currency linkage balances through the Company’s Treasury Department, and concurrently reporting to the Company’s Chief Executive Officer (the "CEO").

The following is a description of the market risks to which the Company is exposed and the management of those risks:

Currency risks

The Company’s activity is accompanied, inter alia, by the creation of assets and liabilities in foreign currencies - mainly in the U.S. dollar (“Dollar”).

The Company’s policy is to maintain a balanced currency balance sheet to the extent possible by making balanced financial activities (such as receiving or repaying foreign currency loans, forward transactions and the like).

Derivative financial instruments entered into by the Company do not qualify for hedge accounting.

Volatility in fuel product prices

Operating fuel inventory held by the Company is exposed to changes in fuel prices. An increase/decrease in fuel prices will increase/decrease the Company’s gross profit.

The Company examines the feasibility of decreasing the influence of changes in prices, while the Company takes into account the price trends and costs of hedging in its evaluation of the quantities of inventory that will be held by it in the succeeding month.

During 2009, the Company did not enter into hedging contracts for the operating inventory that it holds.

Effect of changes in the CPI

Some of the Company’s liabilities (mainly bank loans and debenture) are linked to changes in the CPI. The Company made forward transactions for CPI hedging against the New Israeli Shekel.

Risks in respect of interest rate changes

The Group’s interest rate risk results from long-term loans and debentures, loans bearing variable interest rates that expose the Group to a cash flow risk, whereas loans and debentures bearing fixed rate interest expose the Group to fair value of interest risk.

Following the balance-sheet date and through the issuance of this Report, no significant changes occurred in the exposure to market risks and market risk management by the Company.

Linkage terms

Linkage terms of financial balances as of December 31, 2009 (NIS in thousands):
Assets	Foreign currency (mainly Dollars)	CPI	Unlinked	Non-monetary items	Total
Current assets
Cash and cash equivalents	1,102		48,203		49,305
Short-term deposits	74,438	111	38,239		112,788
Financial assets at fair value through profit and loss	599	52,314	39,102		92,015
Account receivables (net of current maturities)	5,048	1,217	978,492	15,330	1,000,087
Inventory				120,713	120,713
Long-term investments, loans and receivables
Loans receivable (including current maturities)	54,450	49,975	20,777		125,202
Investment in investee companies…..				1,654	1,654
Investments in oil and gas exploration assets and assessment				66,785	66,785
Other investments and other long-term balances				25,233	25,233
Derivative financial instruments (short-term + long-term)	60	9,547	4,005		13,612
Prepaid expenses in respect of an operating lease				75,432	75,432
Property, plant and equipment				792,660	792,660
Intangible assets and deferred income tax				185,460	185,460
	135,697	113,164	1,128,818	1,283,267	2,660,946

Liabilities	Foreign currency (mainly Dollars)	CPI	Unlinked	Non- monetary items	Total
Current liabilities
Short-term credit and loans from banks (net of current maturities)			299,515		299,515
Accounts payable and accruals..
Suppliers and service-providers.	241,165		110,811		351,976
Interested parties and others			257,708		257,708
Customer deposits		31,004			31,004
Long-term liabilities
Deferred income taxes				499	499
Loans from banks and others (including current maturities)		328,280	123,091		451,371
Debentures (including current maturities)		720,968	217,473		938,441

Derivative financial instruments (short-term + long-term)	695				695
Employee rights upon retirement, net of amount funded				2,445	2,445
Provisions in respect of other liabilities.				712	712
Shareholders' equity				326,580	326,580
	241,860	1,080,252	1,008,598	330,236	2,660,946

Linkage terms of financial balances as of December 31, 2008 (NIS in thousands):

	Foreign currency (mainly Dollars)	CPI	Unlinked	Non- monetary items	Total
Assets
Current assets
Cash and cash equivalents	296	-	32,815		33,111
Short-term deposits	73,530	111	34,780		108,421
Account receivables (net of current maturities)	10,322	1,117	837,941	14,273	863,713
Inventory				138,574	138,574

Long-term investments, loans and receivables
Loans receivable (including current maturities)	48,882	42,239	28,394	-	119,515
Investment in investee companies		853		1,034	1,887
Investments in oil and gas exploration and assessment				34,956	34,956
Other investments and other long-term balances			3,600	26,331	29,931
Derivative financial instruments	181		1,566	-	1,747
Prepaid expenses in respect of an operating lease	-		-	66,543	66,543
Property, plant and equipment				805,167	805,167
Other assets and deferred expenses				190,506	190,506
	133,211	44,380	939,096	1,277,384	2,394,071

	Foreign currency (mainly Dollars)	CPI	Unlinked	Non- monetary items	Total
Liabilities
Current liabilities
Short-term credit and loans from banks and other credit-providers (net of current maturities)	-	-	291,220		291,220
Accounts payable and accruals
Suppliers and service-providers	194,471	-	93,283		287,754
Interested parties and others	-	-	237,983	-	237,983
Customer deposits		30,725			30,725
Long-term liabilities
Deferred income tax				578	578
Loans from banks and others (including current maturities)	-	402,173	10,668		412,841
Debentures (including current maturities)	-	836,616			836,616
Derivative financial instruments	4,788	12,848	-		17,626
Employee rights upon retirement, net of amount funded				3,053	3,053
Other liabilities...			3,600	758	4,358
Shareholders' equity				271,317	271,317
	199,249	1,282,362	636,754	275,706	2,394,071

Sensitivity tests as of December 31, 2009

In the sensitivity analyses presented below, use has been made of the base data existing as of December 31, 2009:

•	Dollar/NIS exchange rate - 3.775.

•	Euro/NIS exchange rate - 5.4417.

•	CPI-known (average 2002) - 114.77.

Sensitivity to changes in the Dollar exchange rate - NIS in thousands

As of December 31, 2009	Changes in fair value		Fair value	Changes in fair value
	-10%	-5%	3.775	5%	10%
Dollar deposits	-7,444	-3722	74,438	3722	7,444
Suppliers in foreign currency	24,092	12,046	-240,922	-12,046	-24,092
Customers in foreign currency	-445	-223	4,452	223	445
Fuel inventory	-3,800	-1,900	38,003	1,900	3,800
Fuel inventory - loans receivable	-3,110	-1,555	31,105	1,555	3,110
Dollar loans receivable	-1,796	-898	17,959	898	1,796
Embedded derivative in Dollar rental agreements	892	446	-117	-444	-928
Firm commitment - Dollar rental payments	12,973	6,486		-6,486	-12,973
Forward contracts for purchase of $/NIS	-22,784	-11,392	-518	11,392	22,784
Total	-1,422	-712	-75,600	714	1,386

The Company had Dollar denominated assets and financial liabilities, such as: customer credit, suppliers’ credit and fuel inventory. The fair value of these items is sensitive to changes in the Dollar rate.

The Company has firm contracts for receipt and payment of Dollar rentals.

The Company has an embedded in Dollar rental agreements.

The Company has entered into 13 forward contracts to buy or sell Dollars against New Israeli Shekels for a term of approximately three months.

Sensitivity to changes in the euro exchange rate

As of December 31, 2009	Changes in fair value		Fair value	Changes in fair value
	-10%	-5%	NIS 5.4117	5%	10%
Suppliers in foreign currency	24	12	-243	-12	-24
Total	24	12	-243	-12	-24

Sensitivity to changes in the CPI

As of December 31, 2009	Changes in fair value		Fair value	Changes in fair value
	-10%	-5%		5%	10%
Marketable securities - CPI-linked	-5,231	-2,616	52.314	2,616	5,231
Conversion component - convertible debentures	-3,346	-1,463	-6,911	1,194	2,164
Forward contracts on the CPI	-29,082	-14,541	9,547	14,541	29,082
Total	-37,659	-18,620	54,950	18,351	36,477

The Company has CPI-linked loans receivable and payable, whose fair value is not sensitive to changes in the CPI. Except for these items, the fair value of all the other financial items is sensitive and in whole compatible to changes in the CPI.

The Company entered into three future CPI against NIS transactions, and a single CPI against NIS transaction for a period of 11 months.

Sensitivity to changes in nominal shekel interest

As of December 31, 2009	Changes in fair value		Fair value	Changes in fair value
Range of interest for capitalization	-10%	-5%		5%	10%
NIS marketable debentures at fixed interest (3.64%-7.15%)	-3,840	-1,902	-141,307	1,865	3,695
Firm commitment - Dollar rental payments and revenues	-3,455	-1,696		1,636	3,214
Embedded derivative in Dollar rental agreements	2	1	-117	-1	-2
Forward transactions to buy $/NIS	-12	-6	-518	6	12
Forward transactions to buy CPI /NIS	-532	-266	9,547	266	531
Total	-7,837	-3,869	-132,395	3,772	7,450

The Company has granted unlinked New Israeli Shekel loans at variable interest rates which are not sensitive to changes in nominal New Israeli Shekel interest.

The Company has firm commitments in both rental receivable and rent payable in respect of which the Company is not required to segregate the contractual components for accounting purposes;  however, the components are sensitive to changes in interest.

Sensitivity to changes in CPI-linked shekel interest

As of December 31, 2009	Changes in fair value		Fair value	Changes in fair value
Range of interest for capitalization	-10%	-5%		5%	10%
CPI-linked loans receivable (2.09%-5.38%)	295	145	26,986	-141	-277
CPI-linked loans payable (2.32%-6.46%)	-3,792	-1,882	-325,590	1,855	3,683
Straight marketable debentures (1.07%-3.44%)	-6,851	-3,402	-559,576	3,354	6,662
Convertible debenture - straight component (5.88%-6.32%)	-967	-482	-184,192	479	955
Convertible debenture - option component	-10	-5	-6,911	5	10
Non- marketable debentures (2.32%-5.68%)	-4,134	-2,044	-161,904	1,999	3,955
Firm commitment - shekel rental payments	-4,321	-2,135		2,085	4,122
Total	-19,780	-9,805	-1,211,187	9,636	19,110

The Company has a marketable option having an exercise price linked to the CPI, whose fair value varies when the CPI-linked interest varies.

The Company has convertible institutional marketable debentures that are linked to the CPI and whose fair value varies when the CPI-linked interest varies.

Sensitivity to changes in Dollar interest

As of December 31, 2009	Changes in fair value		Fair value	Changes in fair value
Range of interest for capitalization	-10%	-5%		5%	10%
Dollar loans receivable (2.83%-8.18%)	-397	-201	17,959	205	414
Total	-397	-201	17,959	205	414

The capitalization rates were set pursuant to the loan maturity dates, so that for all the loans, an identical capitalization rate was set for each maturity date.

Peer review

The Company’s Board of Directors has decided to join a peer review, provided that the Company receives prior notice before the opening of the Company’s files by the reviewers, and the Company having the right to reject them on the basis of their identity. This condition is made for the following reasons:

•	As part of the peer review, the Company is required to consent to the exposure of information. The Company cannot determine the identity of the auditor who will review the Company’s files.

•
     It cannot be ruled out that there will be cases in which the reviewing auditor will be an accountant who acts for competitors and/or suppliers of the Company, and there may therefore be cases of a conflict of interests and concern regarding exposure of the Company’s trade secrets.

Auditors’ fees

The fees of the auditors of the Company and significant consolidated companies’ auditors in 2008 and 2009  were as follows:

Company	Auditors	2009			2008
		Audit		Other	Audit		Other
		Hours	NIS in thousands	NIS in thousands	Hours	NIS in thousands	NIS in thousands
Dor Alon Energy in Israel (1988) Ltd.	Kesselman & Kesselman[2]	11,530	1,579	118	12,213	1,600	126
Dor Alon Gas Technologies Ltd.	Brightman, Almagor, Zohar	385	53	0	643	46	-
Other consolidated companies	Barzilai/Brit Pikuach/ Strauss Lazer/Somekh	1883	270	120	2,029	271	107
Total		13,798	1,902	238	14,885	1,917	233

Auditors’ fees are set by negotiation between the Company’s management and the particular auditor, and in the opinion of the Company’s management the fees amount are reasonable and customary taking into account the nature of the Company's business and the volume of its activity.

Disclosure regarding the internal auditor

The Company’s internal auditor is Daniel Shapira (CPA) (the  “Internal Auditor” or “Shapira (CPA)”), who has held this position since January 1, 2000. The auditor meets the provisions outlined in Sections 3(a) and 8 of the Internal Audit Law, 5752-1992, and Section 146(b) of the Companies Law, 5759-1999.

As of the date of this report, the Company is not aware of any holdings of Shapira (CPA) in the Company's securities or those of its affiliated companies.

The Internal Auditor is not an employee of the Company, but provides the Company with internal audit services, externally, personally or by means of his office employees who also act as internal auditors of other companies in the Group. It should be clarified that these positions do not create a conflict of interest with his position as internal auditor of the Company. Mr. Shapira is an accountant specializing in internal audits, and his office has 17 years’ experience in carrying out internal audits for public companies and operates in a broad range of fields of operations.

2 Including Dor Alon Gas Technologies Ltd. and Dor Alon Gas Stations Operating Ltd. wholly owned subsidiaries of the Company, and other consolidated companies.

Shapira (CPA) was appointed to the position of Internal Auditor by the Board of Directors of the Company in 2000, with the approval of its Audit Committee, received in the same year. The Company’s main reasons for approving the appointment were, inter alia, Shapira (CPA)’s experience and abilities in the field, having regard to the volume of the Company’s operations.

The office holder responsible for overseeing the internal audit in the organization is the Company’s CEO.

The annual audit plan is a derivative of a multi-annual audit plan and is submitted by the Internal Auditor to the Company’s Audit Committee. The Audit Committee examines the topics, in consultation with the Company’s management, and thereafter decides on approval of the plan (with or without amendments); the considerations guiding the Audit Committee are, amongst others, the importance of the topics, the examination of administrative processes, the frequency at which the subjects were examined in previous years, and the recommendations of the Internal Auditor.

The annual work plan was approved by the Audit Committee in accordance with the requirements of Section 149 of the Companies Law, 5759-1999, and does not allow the Internal Auditor any discretion to deviate therefrom, except in exceptional cases.

Since the Company reports on a consolidated basis, all the subjects of the internal audit plan relate to all of the Company’s controlled investee companies. The subsidiaries have a separate internal audit that is budgeted for according to separate working hours.

The volume of the Internal Auditor’s position and that of the persons who are included in his team is approximately 1,000 working hours a year in the Company, and a further 1,430 approximately separate working hours in the subsidiaries.

According to the Internal Auditor’s notice, he carried out the audit in accordance with accepted professional standards pursuant to Section 4(b) of the Internal Audit Law, 5752-1992; this, notice satisfied the members of the Board of Directors with respect to the Auditor’s compliance with accepted professional standards.

In 2009, five audits were conducted by the Internal Auditor:

•	June 2009 - sales to customers and collection;

•	June 2009 - cash management;

•	July 2009 - operators’ stations;

•	December 2009 - business licensing; and

•	December 2009 - implementation of recommendations made in previous audit reports.

Three reports that were submitted in writing in 2008 were discussed by the Company’s Audit Committee on: August 12, November 9 and December 9 of 2009. One report that was submitted in 2008 was discussed in early 2009, and two other reports that were submitted in 2009 have not yet been discussed.

The volume and nature of the Internal Auditor’s working plan is reasonable in the Company’s estimation under the circumstances of the matter and is sufficient to implement the objectives of the internal audit, since the subjects that were tested are material to the Company and were examined from various aspects. The Internal Auditor is granted continuous and direct freedom of access to all of the Company’s and its subsidiaries’ information systems, including access to the Company’s financial data, according to Section 9 of the Internal Audit Law, 5752-1992.

In consideration for his services during the period of this Report, the Company paid the Internal Auditor compensation amounting to NIS 572,000. In the opinion of the Company’s Board of Directors, the compensation is reasonable and will not influence the Internal Auditor’s discretion in carrying out his audit of the Company.

Details regarding the Company’s capital notes

The following illustrates the details of the Company’s capital notes that are in circulation.

	Debentures (Series A)	Debentures (Series B)	Debentures (Series C)	Debentures (Series D)
Date of issuance	29.5.2005	29.5.2005[3]	9.9.2009	9.9.2009
Total par value on the date of issuance	NIS 325,005,000	NIS 585,220,000	NIS 81,000 ,000	NIS 139,000 ,000
Par value as of December 31, 2009	NIS 162,502,000	NIS 351,132,000	NIS 81,000 ,000	NIS 139,000,000
Par value according to the indexation conditions as of December 31, 2009	NIS 185,502,000	NIS 400,181,000	NIS 81,000 ,000	NIS 139,000,000
Interest accrued as of December 31, 2009	NIS 789,000	NIS 1,704,000	NIS 262,000	NIS 760,000
Value for purposes of the financial statements as of December 31, 2009	NIS 184,482,000[4]	NIS 384,630,000	NIS 80,037,000	NIS 137,437,000
Listed for trading on the TASE	Yes	Yes	Yes	Yes
TASE value as of December 31, 2009	NIS 191,103,000	NIS 418,268,000	NIS 85,050,000	NIS 141,307,000
Interest	Fixed, linked to the CPI of April 2005	Fixed, linked to the CPI of April 2005	Floating	Fixed, unlinked
Nominal interest	5%	5%	2.25% above the interest rate borne by Mimshal 817 Government Debentures	6.65%
Principal payment dates	4 equal annual installments on May 31 in each of 2008 to 2010 (inclusive)	10 equal annual installments on May 31 in each of 2006 to 2015 (inclusive)	10 equal semi-annual installments on June 1 and December 1 in each of 2013 to 2017(inclusive)	8 equal semi-annual installments on June 1 and December 1 in each of 2013 to 2016(inclusive)
Interest payment dates	Twice a year on May 31 and November 30 commencing November 2005 until May 2011 (inclusive)	Twice a year on May 31 and November 30, commencing November 2005 until May 2015 (inclusive)	Four times a year on the 1st of each of December, March, June and September commencing December 2009 until December 2017 (inclusive)	Four times a year on the 1st of each of December, March, June and September commencing December 2009 until December 2016 (inclusive)
Convertible	Yes, for ordinary par value NIS 1 shares of the Company	No	No	No
Right of early redemption or forced conversion	None	None	None	None
Guarantor’s name	None	None	None	None
Does the Company comply with all the conditions	Yes	Yes	Yes	Yes
Are there grounds for immediate repayment?	None	None	None	None

[3]
On May 29, 2005, NIS 200,220,000 par value of Debentures (Series B) of the Company were issued; on April 20, 2006 the Series was extended by NIS 205,000,000 par value of additional Debentures and on May 15, 2006, the Series was extended by NIS 180,000,000 of additional Debentures. The Debenture Series (Series B) was extended by a private placement to institutional investors.

[4]	The value includes the conversion component.

Details relating to the Series in respect of which assets of the Company have been pledged

The Debentures (Series A), (Series B), (Series C) and (Series D) of the Company are not subject to any charge.

Details regarding the Trustee

The Trustee for the Debentures (Series A), (Series B), (Series C) and (Series D) of the Dor Alon Energy in Israel (1988) Ltd., is Hermetic Trust (1975) Ltd., of 113 Hayarkon Street, Tel Aviv, 63573, P.O.B. 3524, Tel Aviv 61034. The party responsible for the Series is: Dan Avnon and/or Meirav Ofer-Oren, telephone: 03-5274867; fax: 03-5271451, e-mail: hermetic@hermetic.co.il

Convertible debentures

Debentures (Series A) of Dor Alon Energy in Israel (1988) Ltd.

Details of the other security	NIS 1 par value ordinary shares (Security no. 1093236)

Conversion rate as of the date of the Report	NIS 84.38 par value Debentures (Series A) per NIS 1 par value ordinary share[5]

Principal conversion terms
Convertible on any business day commencing from the date on which they are listed for trading on the TASE until May 15, 2011 (inclusive) except for the periods between 16 to 31 of May in each of 2008 - 2010 (inclusive)

Adjustments for distribution
The conversion rate of the Debentures will be adjusted at the time of a cash distribution dividend by multiplying the conversion rate by the ratio between the “ex dividend” base rate and the closing rate fixed on the TASE for the Company’s shares on the record date determining the eligibility for receiving dividend.

If the Company distributes bonus shares from the Prospectus date until the end of the conversion period, the number of shares that a holder of the Debentures would be entitled to receive as bonus shares will be added as if he had converted the Debentures prior to the record date for receiving the bonus shares, provided that the conversion rate will not be less than the par value of the conversion shares.

[5]
The original conversion rate that was set at NIS 90 par value of Debentures (Series A) per NIS 1 par value ordinary share was varied according to the terms of the Company’s Prospectus of May 29, 2005 following dividend distributions.

Debentures (Series A) of Dor Alon Energy in Israel (1988) Ltd.

If the Company,  from the date of the Prospectus until the end of the conversion period, makes on offering to the holders of the ordinary shares of the Company by way of a rights issue, securities of any class whose record date determining the right to receive them falls before the conversion date, the number of shares resulting from the conversion will be adjusted to the benefit component of the rights as expressed in the ratio between the closing price of the share on the TASE on the record date for the rights offering as against the “ex rights” base price as the same will be determined by the TASE, provided that the conversion rate will not be less than the face value of the conversion shares.

Right of the issuer to effect a forced conversion of the Debentures to the extent such right exists, and the conditions for realizing the same:	None

As of December 31, 2009, the Company met all the conditions and covenants under the Trust Deeds, and no conditions giving rise to an immediate repayment of the Debentures have arisen.

Debentures' rating

The Company has received from Midroog Ltd., a rating of A2 for the two Debenture Series that were issued in September 2009 (Series C) and (Series D). The rating report is attached as an Appendix to the Directors' Report.

Critical accounting assessments

Assessments and discretions are continuously monitored based on previous experience and other factors, including expectations in relation to future events that are deemed to be probable in light of the existing circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Assessment of impairment of goodwill

The Group examines on an annually basis whether impairment of intangible assets has occurred. Further information on this subject appears in Note 3 of the Company's financial statements, pursuant to the accounting policy mentioned in Note 2(h) of the said financial statements. Testing impairment requires that an estimate be made of the recoverable amount of an intangible asset and requires the use of estimates and significant assumptions on the part of the management. Changes in the assumptions relating to the discount rate or growth rate involve uncertainty. Changes in these assumptions could have a material impact on the Company’s financial position or the results of its operation. In order to estimate these assumptions, the Company makes use of existing marketing information, its acquired experience and the estimates of external experts. Where the recoverable amounts of a cash-generating unit is lower than the book value of that unit for which the goodwill has been allocated, a loss from impairment is recognized. Losses from impairment of goodwill are not inconsiderable.

Contingent liabilities

Provisions for contingent liabilities in respect of lawsuits recognized in the books at the discretion of the Group's management are based on the opinions of its legal advisors taking into account the stages of the legal actions and the legal experience that has been obtained with respect to those subjects. As the results of the lawsuits will be determined by the courts, the results could differ from these estimations. Further information on this subject appears in Note 3 of the Company financial statements.

Fair value of other financial instruments

The fair value of financial instruments that are not traded in an active market is set by the use of valuation techniques. The Group exercises discretion for purposes of selecting the various valuation techniques and making assumptions that are mainly based on the market conditions existing on each balance-sheet date. Assessment of a financial asset such as forward contracts on the CPI, is, inter alia, based on an assumption regarding the predicted CPI. This assumption involves uncertainty and a change in that assumption could have a material effect on the valuation of the financial asset, as well as on the results of operations of the Group. For a sensitivity analysis of this assumption, see Note 11 of the Company financial statements.

Compensation to senior officers

Option plan to the employees and the CEO

In December 2005, the Board of Directors of the Company resolved to adopt a compensation plan for the Company’s employees, employees of the Company’s subsidiaries and employees of the parent company, Alon that provides services to the Company.

In August 2009, four senior officers of the Company ceased to be interested parties in the Company by virtue of holdings following the sale of the shares that they held as a result of an exercise of options that had been granted to them as part of the employee option plan (see Immediate Reports dated August 23, 2009, ref. no. 2009-01-205077, ref. no. 2009-01-205086; ref. no. 2009-01-205371 and Immediate Report dated September 3, 2009, ref. no. 2009-01-222390).

For further details regarding the compensation plan see the private offering reports and Memorandum of the Company’s Securities Offering to Employees of January 25, 2006 (ref. nos. 2006-01-015636 and 2006-01-015621).

Update of the CEO’s remuneration

The Board of Directors is of the opinion that the compensation paid by the Company to its senior managers (as described in section 4.7 of Chapter 4 of the Report) including the bonuses in respect of 2008 that were paid in 2009, are reasonable and appropriate, having regard, inter alia, to the valid employment conditions of the officers, the type and volume of the Company’s business, changes made to the IFRS, the varying market conditions as a result of the global economic crisis, and that these were set taking into account the officers’ contribution and the Company’s financial results, including its profitability data, as well as the contribution of the directors to the ongoing management of the Company and the earnings that it produces.

Dor Alon’s involvement in the community and donations

The Alon Group and within it, Dor Alon, regards its involvement in the community as extremely important and places emphasis on involvement and contributions to children.

The Company is active on a number of levels:

The Company and its subsidiaries adopted the Childrens’ Welcoming House in Holon, (Israel) of the non-profit Hand-in-Hand Association. The Company finances annually, in co-operation with the City of Holon, the Welcoming House, a framework for children ages 3 to 6 who are unable to obtain support from their families enabling them to complete their school studies after school until bedtime., In addition, Group employees contribute clothing, toys and the like.

The Company contributes to other organizations, including, amongst others - the War on Cancer Association and the Philharmonic Orchestra, including support of the fund supporting young musicians from developing townships in Israel. In addition, the Company adopts the “The Courageous Warrior” IDF Operational Unit.

The Company finances the establishment of computer halls for the use of schoolchildren. Until now, such halls have been established in Netanya, Dimona and Yavneh.

The Company’s offices are used as a gallery displaying creations of Israeli artists in which the exhibition is changed periodically.

In 2009, the Company’s share of donations amounted to approximately NIS 438,000.

Directors with accounting and financial expertise

The Company’s Board of Directors determined at its meeting of May 24, 2005, that the proper minimum number of directors of the Company having accounting and financial expertise should be three. On March 22, 2006, the Board of Directors decided that the proper minimum number of the directors having accounting and financial expertise should be two. This was determined taking into account, inter alia, the size of the Company's business, the type and volume of its activity, and its complexity.

In the Company’s opinion, having regard to all the relevant circumstances detailed below, the minimum number fixed above enables the Board of directors to satisfy the obligations stipulated by law and its corporate documents, particularly in relation to the responsibility for examining the financial position of the Company and drafting the Company’s financial statements. In addition, the minimum number was set taking into account the ongoing accounting support provided by the Company’s auditors, including their participation at meetings of the Board of Directors at which accounting issues are discussed and their availability for questions by the Board of directors.

The following are the names of the directors having accounting and financial expertise, indicating in relation to each of them the facts by virtue of which they are to be regarded as having that expertise:

1.	Shlomo Even - CPA holding a degree in Economics and Accounting; partner at the Tiroshi, Even Accounting Firm.
2.	Diana Bogoslavski - CPA and a Masters degree in Economics and Business Administration; formerly Director of the Economics Department of the Brit Pikuach Financial Organization.
3.	Yeshayahu Perry - Chairman of the Atudot Pension Fund; formerly chairman of Agricultural Insurance.
4.	Yehuda Friedenberg - Ph.D. in Finance and Economics and owner of an economic consulting office.
5.	Oded Rubinstein – A B.A. in Economics and Masters in Business Administration - CEO of Mishkei Hanegev.
6.	Harry Langman – A degree in Economics and Statistics; formerly of the Accountant-General’s office at the Ministry of Finance.
7.	Amos Ron – A degree in Economics, and business experience.

Independent directors

The Company has not adopted in its articles of association any provisions regarding the number of independent directors (as defined in Section 219 of the Companies Law, 5759-1999).

Disclosure regarding sole authorized signatories

The Company has no sole authorized signatories.

Process of approval of the financial statements

Corporate Organs charged with the oversight of the Company

The Board of Directors of the Company that is charged with the management of the Company is the organ that discusses and approves the Company’s financial statements after members of the Board of Directors receive a draft of the financial statements in a timely manner, prior to the meeting of the Board of Directors.

Review of the procedures taken by the parties charged with the oversight of the Company, prior to approval of the financial statements

During the Company's Board of Directors meeting at which the financial statements are discussed and approved, the Company's CFO, Mr. Ze’ev Cohen, reviews in detail the highlights of the financial statements and the material issues arising from the financial report including transactions carried out outside the ordinary course of business, if any, the material evaluations and critical estimates that have been applied in the financial statements, the reasonability of the data, the accounting policy that has been applied and changes that have occurred therein and the implementation of the full disclosure principle in the financial statements, and ancillary information. The CEO of the Company, Mr. Israel Yaniv, reviews the Company’s ongoing activity and the effect thereof on the Company’s results and emphasizes issues that are material to the Board of Directors.

According to a Board of Director's decision, the minimum number of directors having accounting financial expertise is two. In practice, however, most of the members of the Board of Directors have financial and accounting expertise, including the two external directors. Representatives of the Company’s independent auditors are invited to and attend the Board of Directors meeting at which the financial statements are discussed and approved, and they reply to clarifying questions in relation to the statements.

The Company’s Internal Auditor is also invited to and attends the meeting of the Board of Directors at which the financial statements are discussed and approved. Also present are the Company’s Controller and Legal Advisor. Following such discussion, a vote is taken to approve the financial statements.

Disclosure regarding the acts taken by the Company to implement the provisions regarding a report concerning the effectiveness of the internal control of the financial reporting and disclosure

On November 24, 2009, the Finance Committee of the Israeli Parliament (the Knesset) approved an amendment to the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 (“the Amendment”). The Amendment requires all reporting corporations whose securities are listed for trading on the TASE to certify the effectiveness of the internal control that such corporations have in place regarding financial reporting and disclosure. The Amendment defined a roadmap for scaled implementation so that by the Periodical Report for the year ended December 31, 2010 (“the Commencement Date”) the Company would be required to include in the Report, the following three subjects:

1.	The Report made by the Directors and the Company’s management relating to the effectiveness of the internal control on the financial reporting and disclosure.

2.
The providing of personal certifications by the CEO of the Company and of the most senior officer in the field of finance in the Company according to which, inter alia, according to their knowledge, the financial reports and the other financial information do not contain any untrue representation of a material fact and are not lacking any representation of a material fact significant to ensure that the representations therein contained will not be misleading. And that according to their knowledge, the financial statements and other financial information included in the reports adequately reflect from all material standpoints, the financial position, operating results and cash flow of the Company and that they have evaluated the effectiveness of the internal controls over the financial reporting and disclosure to the extent it relates to the financial reports and the other financial information included in the reports.

3.	The attachment to the periodical report of an opinion of the Company’s auditor regarding the effectiveness of the internal control over the financial reporting in the Company to the Periodical Report.

Pursuant to the terms of the Amendment, during the period between the date of the publication of the Amendment through the Commencement Date, details will be provided in the Directors' Report regarding the stages of the Company’s preparedness and progress in implementing the terms of the Amendment.

Disclosure regarding the acts taken by the Company to implement the Amendment until the date of this Report:

1.
The Company began preparations leading up to the implementation of the Amendment in early 2009. In that context a plan was determined for implementing the Amendment which includes defining the extent of the work required in consequence of carrying out a risk evaluation of the financial reporting and disclosure, formulating detailed time schedules and determining the management entities charged with monitoring the progress of the implementation of the Amendment within the companies consolidated in the Group’s reports.

2.
The Company appointed a team to manage the implementation of the Amendment headed by the Deputy CEO, Mr. Haim Gutman, which includes the CFO, Mr. Ze’ev Cohen and the VP for economics and Control, Mr. Uri Chemo.

3.
The processes that the Group regards as very material for the financial reporting and disclosure in the consolidated statements were set following a risk evaluation on the subjects of financial reporting and disclosure. The Company relied for the purpose of making this evaluation on quantitative criteria deriving from the Company’s  results of operations, as well as on qualitative criteria that include, inter alia, reference to the following: size and composition of the accounts comprised in the bookkeeping system, sensitivity to loss following error, contingent liabilities or fraud, volume of activity, complexity and homogeneity of the transactions comprised in the account or the disclosure, level of subjectivity in the account or the disclosure, existence of transactions with related parties in the account, and changes from previous periods in the characteristics of the account or the disclosure.

These processes are as follows:
a.	Process of closing the financial statements.
b.	Income processes.
c.	Fixed assets processes.
d.	General controls of the information systems (ITGC).

As of the date of the Report, the Company had concluded a substantial part of the mapping and documenting stages of the processes and in some of the processes, tests and identification of control gaps were made in order to fix a plan for handling the controls.

Evaluations used as a basis to determine the value of the information in the financial statements

The information detailed below regarding the impairment test was used as a basis for determining the value of the financial data for the year ended December 31, 2009:

•
The impairment test of the goodwill of investee companies held by the Company was made pursuant to the provisions of IAS 36 Impairment of Assets. Based on these evaluations, no impairment was made to the value of the goodwill and the intangible assets.

•
For the purpose of this Standard, the Company classifies as material those assets that constitute more than 5% of the total assets of the Company. For the purpose of determining whether the assets to which the valuations relate are material to the Company, for the purposes of this Standard, the Company examined the share constituting the AM:PM goodwill out of the total assets of the Company. The following table sets out the details of the evaluations:

Subject of evaluation	Impairment test
Evaluation made on:	December 31, 2009

Value in the Company’s books as of December 31, 2009:

Goodwill	NIS 143,847,000

Intangible Assets	NIS 3,947,000

Book value of cash-generating unit to which AM:PM goodwill is allocated:	NIS 192,298,000

Value fixed in the evaluation: Recoverable amount of the cash-generating unit to which the goodwill is allocated.	NIS 209,298,000

Appraiser:
A team headed by Danny Bar On (CPA) M.BA., having more than 15 years’ experience in economic tests and evaluations and the like, partner of Deloitte Business Economic Consulting Services (1986) Ltd., the Economic Consulting Group of the Brightman, Almagor, Zohar & Co., partnership.

The appraiser received from the Company an undertaking for indemnity and compensation in respect of any sum or direct expense for which the appraiser will become liable as a result of any action or demand made against the appraiser sourced in any act or omission of the Company, including the unlawful use of the evaluation.

The appraiser has no dependence on the Company.

Evaluation model used by the appraiser:	International Accounting Standards: IAS 36, IFRS 3, DCF – discounted cash flow

Principal assumptions according to which the evaluation was made:	Capitalization rate (WACC) 10.8% before tax. Growth - 2010-2015 - 0.8%. Permanence - 0.5%

Percentage of scrap value out of the value fixed in the evaluation [5]	62.3%

[5]	The scrap value expresses the balance of the Company’s operating value after the projected years (representative year).

Distribution of dividend

In February 2010, the Company distributed to its shareholders shares of Alon Gas Exploration as dividend in kind.

Events during the period of the Report

Operation Cast Lead

Following Operation Cast Lead, there was a decrease in the Company’s sales to the Palestinian Authority, and the Company also suffered one-time inventory losses as a result of impairment of inventory that were not sold during the Operation.

Issuance of debentures

On September 9, 2009, the Company completed issuance of two series of Debentures following the Company’s shelf prospectus of August 20, 2009, as follows:

Within the scope of the shelf offering, the Company allotted 81,000 Series C Debenture units having an aggregate par value of NIS 81 million, bearing annual interest at a rate equal to the interest rate on government Mimshal 817 debentures with the addition of a fixed margin of 2.25%. The offering also included a further allotment of 139,000 Series D Debenture units having an aggregate par value of NIS 139 million, bearing fixed annual interest of 6.65%.  The two Series of the Debentures were given an A2 rating by Midroog Ltd.

On September 14, 2009, trading in these securities began on the Tel Aviv Stock Exchange under the name - “Dor Alon C Debentures” and “Dor Alon D Debentures”.

Alteration of the Company’s Articles of Association

On August 2, 2009, the General Meeting of the Company’s shareholders approved the alteration of the Company’s Articles of Association in relation to the distribution of a dividend.

Conclusion of proceedings - Dor Fuel Station Operating Ltd.

In August 2009, the Company's subsidiary, Dor Alon Fuel Stations Operations Ltd. ( “Dor Operations”) received approval from the tax authorities to conclude the proceedings on its matter on all issues relating to the unauthorized activities of the former CEO of Dor Operations, within the framework of an agreed settlement.

Exercise of options of senior officers of the Company and sale of the shares to the Company

See "Compensation to Senior Officers - Option plan to the employees and the CEO" above.

Self-acquisition of shares

In August 2009, the Company made a self-acquisition of the Company’s shares from senior officers and employees of the Company who held those shares as a result of a exercise of the options they had been granted as part of an employee option plan. Following their purchase, the shares became dormant (see Immediate Report dated August 23, 2009, ref. 2009-01-204885 and Immediate Report dated September 3, 2009, ref. 2009-01-222369). As a result of that acquisition, a change occurred in the Company’s issued share capital (see Immediate Report dated August 23, 2009, ref. 2009-01-205230 and Immediate Report dated September 3, 2009, ref. 2009-01-222393), and a change also occurred in the holdings of interested parties and senior officers of the Company (see Immediate Report dated August 23, 2009, ref. 2009-01-205206 and Immediate Report dated September 3, 2009, ref. 2009-01-222378).

Agreement between the controlling shareholders of Alon

To the best of the Company’s knowledge, in September 2009 a transaction was completed between the controlling parties of Alon Israel Oil Company Ltd. (“Alon”), that is the controlling shareholders of the Company, under which Alon purchased from Africa Israel Trade and Agencies Ltd. (“Africa Israel Trade”) (an interested party of Alon), its holdings in Alon (amounting to 26.14% of the Alon shares). In exchange Alon transferred to Africa Israel Trade shares of Alon U.S.A. Energy, Inc. (a subsidiary of Alon), and also granted Africa Israel an option to purchase 982,863 shares of the Company from Alon at an exercise price of NIS 55 per share, linked to the CPI. The option is exercisable within 36 months, Africa Israel being entitled during this period to exercise the option once only, in relation to all the shares to which the option relates and in a manner whereby partial exercise of the option will not be allowed. In addition, as a practical consequence of the transaction, Avinadav Greenspan, Ron Pianaro and Emanuel Bar-Orr ceased to serve as directors of the Company. On January 27, 2010, Africa Israel Trade, through Africa Israel Investments (“Africa Israel”) exercised the option and purchased from the Company 982,863 shares of Dor Alon at a price of approximately NIS 55.4 million.

Injection of capital into Alon Gas Exploration

On November 22, 2009 the Board of Directors of the Company approved the purchase of 13,411,622 ordinary NIS 0.01 shares of Alon Gas Exploration in exchange for NIS 8 million (a price of NIS 0.60 per share) that will be paid to Dor Alon Gas Exploration in cash.

Events following the balance-sheet date

•	As to the transfer of the Company shares that are held by Dor Gas to the Company, see "General" above.

•	Transfer of the gas exploration activity and filing of a prospectus together with Alon Gas Exploration - see "General" above.

•
Between January 27, 2010 and February 7, 2010, NIS 57,813,625 par value of Debentures (Series A) were converted by holders of Debentures (Series A) of the Company into 685,158 ordinary shares of the Company. Following such conversions, the issued and paid capital of the Company increased from 15,809,720 ordinary shares to 16,494,878 ordinary registered NIS 1 par value shares (including the 2,388,098 dormant shares that are held by the Company).

•	On March 17, 2010, the Board of Directors of the Company resolved to distribute a dividend in the amount of NIS 25 million.

David Wiessman	Itzhak Bader	Israel Yaniv - CEO
Co-chairman of	Co-chairman of
the Board of	the Board of
Directors - Active	Directors

March 17, 2010
Date

Dor Alon Energy In Israel (1988) Ltd.

Directors’ Report of the State of the Company’s Affairs
for the three months ended March 31, 2010

The following is an unofficial translation from Hebrew of the report issued by the Board of Directors of Dor Alon with respect to the state of affairs of Dor Alon for the three months ended March 31, 2010.

Directors’ report of the State of the Company’s Affairs
for the three months ended March 31, 2010

Board discussion of the corporation's business in the three months ended March 31, 2010

Under Regulation 39A of the Israel Securities Regulations (Periodic and Immediate Reporting) of 1970, the following discussion provides details of material changes or developments in the business of the company relating to any matter that needs to be disclosed in the company's periodic report and that occurred from the date of issuing the 2009 periodic report of the company through the date of issuing this interim report. We wish to clarify that the description in this quarterly report contains only information that the company believes to be material.  However, in some instances, with the aim of providing a more complete picture, the company made disclosures that exceed the regulatory requirement and that the company believes not to be material.

This update is prepared with the assumption that the reader is also holding the company's 2009 periodic report, as issued via Magna on March 17, 2010 (reference no. 2010-01-419430).

General

The company, along with its subsidiaries and associates (hereinafter: "the group"), is engaged in the development, construction and operating of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers.

In January 2010, Dor-Alon span off its natural gas exploration activity by way of transferring 95% interest in Dor Gas Exploration Limited Partnership and the liabilities associated with this investment to Alon Natural Gas Exploration Ltd, and then distributed shares of Alon Natural Gas Explorations to Dor-Alon shareholders. Later, 537,000 new shares of Alon Natural Gas Explorations were issued to the public.  The spin-off process was approved by the Tel Aviv Stock Exchange (TASE) on January 26, 2010.  See also note 4 to the financial statements.

Business segments of Dor-Alon

Dor Alon has three operating segments (see the financial statements)

Fueling and commerce sites segment – Activity in this segment includes the development, construction and operation of retail fueling stations – most of which are accompanied by convenience stores or independent convenience stores – privately-owned franchise stations, marketing and supply of fuels, oil and other products through the fueling and commerce sites, the independent convenience stores and in-campus fueling stations (hereinafter: "fueling and commerce sites ").

Direct marketing segment – Activity in this segment includes marketing fuels and related products to institutional, industrial and home customers.

Jet fuel marketing segment – Activity in this segment includes marketing of jet fuels to airlines and investment in aviation services companies.

In addition, Dor-Alon is engaged in activities that are not included in any of these segments, among them investments by the group in gas exploration (5% interest in Dor Gas Exploration Limited Partnership) and investment in Elran Infrastructures.

Key information from the discussion of corporation's business

Fuel product price volatility –Fuel product prices in Israel are based on Platt's CIF lLavera daily quotations , foreign currency exchange rates and Israeli excise rates on the sale of fuel products. In the first quarter of 2009, fuel product prices decreased. However, from the end of the first quarter of 2009, prices increased gradually, a trend that continued in the first quarter of 2010. The change in fuel product prices has a direct impact on the financial results of the company.  An increase/decrease in fuel product prices impact the company's gross income, the amount of working capital and its financing expenses.

The transfer of gas exploration activity from the company to Alon Gas Exploration –  In January 2010, the gas exploration activity of the company was transferred to Alon Gas Exploration by a spin off that became effective on October 1, 2009.  In the spin off, the company transferred to Alon Gas Exploration 95% interest in Dor Gas Exploration Limited Partnership, which is engaged in gas exploration.  Additionally, as part of the spin-off process and according to a prospectus issued by the company and Alon Gas Exploration on January 1, 2010, the company distributed to company shareholders all shares of Alon Gas Exploration it was holding, which represented the entire issued and paid up share capital of Alon Gas Exploration.  The spin-off process was approved by the Israel Tax Authority (ITA) in an advance tax ruling (pre ruling) on January 26, 2010.

An analysis of the financial statements for the three months ended March 31, 2010 and 2009

The financial statements present the results of the company and its subsidiaries.

Accounting for changes between periods

Sales – Total sales (including taxes) in the reported period was up 21.1% compared to the corresponding quarter last year. This increase was mainly due to higher fuel product prices in the reported period that was offset by a decline in jet fuel sales (discontinued supply to a major customer).

Net sales – Sales net of excise tax (hereinafter: "net sales") were up 26.5% compared to the corresponding quarter last year.

Net sales in the fueling and commerce sites segment increased by 38.4%, compared to the corresponding quarter last year.  This increase is attributed to increases in fuel product prices between the periods.

Net sales in the direct marketing segment grew by 24.4% compared to the corresponding quarter last year.  This increase is attributed to increases in fuel product prices between the periods.

The jet fuel marketing segment experienced a 40.5% drop compared to the corresponding quarter of last year.  This decrease is mainly a result of a decline in volumes sold (discontinued supply to a major customer).

Gross profit – Gross profit in the reported period was up 11.5% compared to the corresponding period last year. The gross profit margin is 18.9% compared to 21.4% in the corresponding quarter last year. This increase stems from opening new fueling and commerce sites.

The decrease in gross profit margins between these periods is accounted for by the fact that margins of marketing and supply of fuel products are set in NIS per kiloliter/metric ton and are not linked to the change in fuel product prices.  Fuel product prices were higher in the reported period compared to the corresponding period of last year.  This increase caused a decline in gross profit margin.

Selling, administration and general expenses – In the reported period, selling, administration and general expenses increased by 11% compared with the corresponding period of last year. This increase is mainly attributed to opening the new stations and transferring stations to franchise holders.

Income from operations – In the reported period, income from operations was up 13.3% compared to the corresponding quarter. The change in income from operations by segment is as follows:

A 2.4% increase in the fueling and commerce sites segment compared with the corresponding period last year.

A 73.9% increase in the direct marketing segment compared with the corresponding quarter of last year. This increase is mainly due to lower fuel product prices in the first quarter of 2009.

A 6.0% decrease in the jet fuel segment compared with the corresponding quarter of last year. The operating income (loss) in this segment is influenced by changes in the exchange rate of NIS against the US dollar.

Net financing expenses – Increased by 86.4% in the reported period compared to the corresponding quarter of last year. Most of this increase is attributed to higher interest rates in the Israeli economy.

Income from continued operations – Amounted in the reported period to some NIS 17.7 million, down 2.7% on the corresponding quarter last year.

Income from discontinued operations – In the reported period, the company recorded a NIS 25.5 million income that stemmed from the spin off of the gas exploration activity to Alon Natural Gas Exploration Ltd.

Net Income – Net income in the reported period amounted to approximately NIS 43.2 million, up 137.5% compared with the corresponding quarter of last year.

Financial position, liquidity and financing sources

Financial position

Assets – Total current assets as of March 31, 2010 amounted to NIS 1,406 million, or 51.9% of total asset, compared to NIS 1,407.7 million, or 52.9% of total assets as of December 31, 2009.

The depreciated balance of PPE as of March 31, 2010 amounted to NIS 908.8 million, or 33.6% of total assets, compared to a depreciated balance as of December 31, 2009 of NIS 868.1 million, or 32.6% of total assets.

Liabilities – Current liabilities as of March 31, 2010 amounted to NIS 1,256.4 million, or 46.4% of total assets, compared to NIS 1,211.6 million, or 45.5% of total liabilities and equity as of December 31, 2009.  The increase in current liabilities stemmed from a rise in liabilities towards interested parties and dividend liability.

Equity – Total equity of the company as of March 31, 2010 amounted to NIS 393.5 million, or 14.5% of total assets, compared to NIS 326.6 million, or 12.3% as of December 31, 2009.

Financing sources – Company operations are financed by short-term bank loans.

Net long-term company liabilities (long-term loans and bonds) amounted as of March 31, 2010 to NIS 1,053 million, compared to NIS 1,119 million on December 31, 2009.

Liquidity – The current ratio as of March 31, 2010 is 1.12, and the quick ratio is 1.03, compared to 1.16 and 1.06 as of December 31, 2009, respectively.

Net cash provided by operating activity in the reported period amounted to NIS 120 million, compared to NIS 122 million in the corresponding period of last year.

Net cash used in investing activities in the reported period increased by NIS 31 million, compared to the corresponding quarter of last year. This increase is mainly attributed to investment in PPE and in financial assets at fair value that were set off when repaying long-term loans received.

Net cash used in financing activities amounted to NIS 31 million, compared to net cash at NIS 17 million provided by financing activities in the corresponding quarter of last year.  The change between these quarters mainly stemmed from a decrease in long-term loans provided.

Market risk exposure

In the first quarter of 2010, no material change have taken place in the market risk exposure of the company, its risk policy, the officers responsible for managing this risk and the implementation of these policies compared to the ones presented in the company's directors' report as of December 31, 2009.

Disclosure of available-for-sale financial assets

In the reported period, the company recognized in equity a pre-tax amount of NIS 4,405 thousand on a decrease in the value of an available-for-sale financial instrument, which is an equity instrument, following a 17% drop in the fair value of that asset from its original cost in a period of about a month and a half ended March 31, 2010.

A test for impairment of the available-for-sale asset examined the gap between the fair value of the asset and its original value, while taking into account the standard deviation of that instrument price in the period where the fair value of the asset was lower than its original cost as well as changes in the technological, economic or legal environment or market conditions in which the company issuing the instrument is operating.

The process of approving the financial statements

Identity of officers/bodies responsible for top-level oversight of the company

The board of directors of the company is the body responsible for top-level oversight of the company.  It discusses the company's financial statements and approves them after directors receive draft financial statements ahead of the meeting of the board.

A review of the processes implemented by the relevant officers/bodies that are responsible for top-level oversight of the company prior to approving the financial statements:

In the board meeting where the financial statements are discussed and approved, the CFO, Mr. Ze'ev Cohen, focuses on financial statements highlights and key issues in financial reporting, including transactions that are not in the normal course of business, if any, material assessments and critical estimations that were implemented in the financial statements, data reasonableness, the accounting policy applied and changes therein and the application of the appropriate disclosure principle and related information. The company's CEO, Mr. Israel Yaniv, reviews the operations of the company and the effect of its operations on the results of the company and presents to the directors a more focused view on material issues.

According to a decision by the board of directors, the company must have a minimum of 2 directors with financial accounting expertise. In practice, most board members have financial accounting expertise, including the 2 independent directors. Representatives of the company's independent auditors are invited to the board meeting where the financial statements are discussed and approved.

The internal auditor also attends that meeting, as well as company accountant and the legal advisor. After this discussion, the board votes on approving the financial statements.

Events during the reported period

On September 30, 2009, the company engaged together with Dor Gas in an agreement to transfer company shares from Dor Gas to the company.  This transfer of shares was approved by the ITA on January 26, 2010 pursuant to section 104C to the Israel Income Tax Ordinance.  As the shares were transfer to the company, they turned into treasury stocks (under section 308(a) to the Israel Companies Law) that do not convey interest or dividend or voting rights.

The transfer of gas exploration activity and issuing a joint prospectus with Alon Gas Exploration – see section 1.2 above.

Between January 27, 2007 and February 7, 2010, the holders of Series A bonds of the company converted NIS 57,813,625 par value of Series A bonds into 685,158 ordinary shares of the company.  Following this conversion, the issued and paid up equity of the company increased from 15,809,720 ordinary shares to 16,494,878 ordinary shares, registered in the name of the holder, of NIS 1 par value each (including the 2,388,098 treasury shares).

In light of the above, the company recognized NIS 70,213 thousand in its equity against a liability for convertible bonds.

On March 17, 2010, the company's board of directors approved a NIS 25 million dividend, which was distributed on April 13, 2010.

Subsequent events

The company was notified by its controlling shareholder, "Alon Israel Oil Company Ltd (hereinafter: "Alon") that it is considering to engage in a transaction with Blue Square Israel Ltd (hereinafter: "Blue Square"), which is a subsidiary of Alon, such that Blue Square will purchase from Alon all its holdings in the company (approximately 80%).

To the best of company's knowledge, Blue Square will issue to Alon shares in exchange for the company's shares (which will significantly increase the issued equity of Blue Square).

According to the notice by the controlling shareholder, the terms of the transaction have not been agreed between the parties and there is no certainty that the transaction will indeed materialize.  The purchase will be subject to legal approvals.

David Weisman Joint Chairman of the Board - active	Yitzhak Bader Joint Chairman of the Board	Israel Yaniv CEO

May 16, 2010

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68172 Blue Square Jenell Wilkie Proof 5 Control Number 5267

Blue Square-Israel Ltd.

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Please mark your votes as indicated in this example [X]

   a. Do you have a personal interest in the transaction? (must be completed for vote to be counted) YES ☐ NO ☐

"Personal Interest" means - the personal interest of a person in an action or a transaction of the Company, including the personal interest of a relative or of another corporation in which he or his relative has an interest, other than a personal interest that arises merely from holding shares in the Company

2. To elect to BSI's Board of Directors.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

○ David Wiessman
○ Yitzhak Bader
○ Shlomo Even
○ Diana Bogoslavsky
○ Avraham Meron

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

RESTRICTED SCAN LINE AREA

Mark Here for Address Change or Comments SEE REVERSE ☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature__________ Signature __________ Date ________

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68172 Blue Square Jenell Wilkie Proof 5 Control Number 5267

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Blue Square-Israel Ltd.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on June 23, 2010)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of Blue Square-Israel Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 25, 2010** at the **Annual General Meeting** of the Shareholders of Blue Square-Israel Ltd. to be held at their executive offices on **June 28, 2010** or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

(Continued and to be marked, dated and signed, on the other side)

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